As filed with the Securities and Exchange Commission on March 23, 2015

Registration No. 333-202107

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 6

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ViewRay Incorporated

(Exact name of Registrant as specified in its charter)

Delaware	3845	20-0818429
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2 Thermo Fisher Way

Oakwood Village, Ohio 44146

(440) 703-3210

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Chris A. Raanes

President & Chief Executive Officer

ViewRay Incorporated

2 Thermo Fisher Way

Oakwood Village, Ohio 44146

(440) 703-3210

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark V. Roeder, Esq. Brian D. Paulson, Esq. Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 Telephone: (650) 328-4600	D. David Chandler Chief Financial Officer ViewRay Incorporated 2 Thermo Fisher Way Oakwood Village, Ohio 44146 Telephone: (440) 703-3210	Mark B. Weeks, Esq. John T. McKenna, Esq. David G. Peinsipp, Esq. Cooley LLP 3175 Hanover Street Palo Alto, California 94304 Telephone: (650) 843-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	AMOUNT TO BE REGISTERED(1)	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE PER SHARE(2)	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE (2)	AMOUNT OF REGISTRATION FEE
Common Stock, $0.01 par value per share	4,600,000	$14.00	$64,400,000	$7,484(3)

(1)	Includes 600,000 shares that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended. Includes shares that the underwriters have the option to purchase.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)	Dated March 23, 2015

4,000,000 Shares

Common Stock

This is an initial public offering of shares of our common stock. We are offering 4,000,000 shares of common stock. Prior to this offering, there has been no public market for our common stock. We have applied for listing of our common stock on The NASDAQ Global Market under the symbol “VRAY.” We expect that the initial public offering price will be between $12.00 and $14.00 per share.

We are an “emerging growth company” under applicable Securities and Exchange Commission rules and will be subject to reduced public company reporting requirements for this prospectus and future filings.

Our business and an investment in our common stock involve significant risks. These risks are described under the caption “Risk Factors” beginning on page 11 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to ViewRay Incorporated	$	$

(1)	See “Underwriting” for additional information regarding underwriter compensation.

Certain of our existing institutional investors, including investors affiliated with certain of our board members, have indicated an interest in purchasing an aggregate of approximately $17.0 million of the shares of common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase shares of common stock, these investors may determine to purchase more or fewer shares of common stock than they indicate an interest in purchasing or not to purchase any shares of common stock in this offering. In addition, the underwriters could determine to sell more or fewer shares of common stock to any of these investors than the investors indicate an interest in purchasing or not to sell any shares of common stock to these investors.

The underwriters may also purchase up to an additional 600,000 shares from us at the initial public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

The underwriters expect to deliver the shares against payment in New York, New York on or about                     , 2015.

Cowen and Company	Stifel

Co-Managers

BTIG	Brean Capital

                    , 2015

You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by us or on our behalf. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

ViewRay™, MRIdian™ and our logo are some of our trademarks used in this prospectus. This prospectus also includes trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, our trademarks and tradenames referred to in this prospectus may appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor to these trademarks and tradenames.

PROSPECTUS SUMMARY

This summary highlights information contained in other parts of this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus carefully, especially the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes before deciding to buy shares of our common stock. Unless the context requires otherwise, references in this prospectus to “ViewRay,” “the company,” “we,” “us” and “our” refer to ViewRay Incorporated.

Overview

We design, manufacture and market MRIdian, the first and only MRI-guided radiation therapy system that images and treats cancer patients simultaneously. Magnetic resonance imaging, or MRI, is a broadly used imaging tool which has the ability to differentiate between types of soft tissue clearly, unlike X-ray or computed tomography, or CT, which are the most commonly used imaging technologies in radiation therapy today. MRIdian integrates MRI technology, radiation delivery and our proprietary software to locate, target and track the position and shape of soft-tissue tumors while radiation is delivered. These capabilities allow MRIdian to deliver radiation to the tumor accurately while delivering less radiation to healthy tissue than existing radiation therapy treatments. We believe this leads to improved patient outcomes and reduced side effects from off-target radiation delivery. Physicians have used MRIdian to treat a broad spectrum of radiation therapy patients with more than 20 different types of cancer, as well as patients for whom radiation therapy was previously not an option.

We received 510(k) marketing clearance from the U.S. Food and Drug Administration, or FDA, for MRIdian in May 2012 and received permission to affix the CE mark in November 2014. Patients are actively receiving treatment on MRIdian systems at three cancer centers located at Washington University in St. Louis, University of California, Los Angeles and the University of Wisconsin–Madison. We generated revenue of $3.2 million in 2013 and $6.4 million in 2014 and had net losses of $27.2 million in 2013 and $33.8 million in 2014. At December 31, 2014, we had 10 signed sales contracts for MRIdian systems in backlog with a total value of $54.7 million, of which we expect to recognize approximately 40% to 60% as revenue in 2015 representing four to six MRIdian systems. The determination of backlog includes objective and subjective judgment about the likelihood of an order becoming revenue. We evaluate our backlog at least quarterly to determine if the orders continue to meet our criteria for inclusion in backlog. Our judgment and evaluation may be incorrect and orders may be delayed or cancelled for reasons beyond our control. Projects included in backlog may be removed if we determine the particular order no longer constitutes a valid order. We cannot assure you that our backlog will result in revenue on a timely basis or at all, or that any cancelled contracts will be replaced. Accordingly, our backlog is an uncertain indicator of our future earnings. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Backlog” for additional information regarding our backlog.

Cancer is among the leading causes of death worldwide, accounting for over eight million deaths per year globally. Radiation therapy is a common method used to treat cancer that uses lethal doses of ionizing energy to damage the genetic material in cells. Nearly two-thirds of all cancer patients in the United States will receive some form of radiation therapy during the course of their illness, according to estimates by the American Society for Radiation Oncology.

In 2013, IMV Medical Information Division, Inc. reported that 93% of patients receiving radiation therapy in the United States were treated by an external-beam radiation therapy device called a linear accelerator, or linac. The global linac market was $2.8 billion in 2011 and was expected to grow to $3.7 billion by 2016, according to a 2012 Markets and Markets report. IAEA Human Health Campus reports that there are over 11,000 linacs installed at over 7,500 centers worldwide. We believe the addressable market for MRIdian is the annual market for linacs due to its ability to treat a broad spectrum of disease sites. However, we believe that MRIdian may be used more frequently for complex cancer cases that may be difficult to treat on a standard linac due to the location of the tumor in relation to the surrounding soft tissues. We currently estimate the annual market for linacs to be 1,100 units per year globally, the majority of which are replacement units.

Current Radiation Therapy Process and Limitations

We believe the key limitations of existing radiation therapy technologies are the following:

■	Inability to accurately locate a tumor for treatment alignment. To locate a tumor, current radiation therapy systems rely on on-table CT scans that are unable to differentiate between types of soft tissue. Therefore, surrogate registration markers, including existing bone structures, external marks and surgically implanted fiducials, are frequently used to align a patient to the treatment beams prior to commencing treatment. By relying on a proxy for tumor location rather than the tumor itself, clinicians risk missing the tumor and risk hitting healthy tissue when they deliver treatment beams into a patient’s body because the spatial relationship between the tumor, healthy tissues and these markers frequently changes.

■	Inability to adapt treatment on table. A physician designs a treatment plan based on images that are captured at the beginning of therapy. Creating a treatment plan can take one to two weeks, and treatment itself can take up to seven weeks. However, during the course of therapy, tumors often change size, orientation or shape and patient anatomy can change for reasons including weight loss or gain. Adjusting for these changes would require replanning, which may take several days and is resource intensive. As a result of these limitations, replanning is infrequently performed.

■	Inability to track tumor and organ motion accurately. In addition to difficulty locating a tumor accurately in a patient’s body, a further challenge is accounting for ongoing tumor movement during treatment. Tumors have been shown to move multiple centimeters relative to surrogate registration markers over the course of only a few seconds. Although physicians use internal markers and external cameras and blocks to track respiratory and other motion, they are unable to track the tumor itself and its location relative to other soft tissues. This limitation increases the probability of missing the targeted treatment area. As a result, physicians usually enlarge the total region to be radiated, causing an additional risk of side effects.

■	Inability to record cumulative radiation delivered. Currently, there are no methods to record the actual dose of radiation delivered to a tumor or surrounding healthy tissue during the course of treatment. Therefore, physicians must assume that the radiation is delivered according to plan, rather than making decisions based on actual dose delivered.

Each of these limitations increases the risk of missing a tumor and hitting healthy tissue during treatment. If a tumor is insufficiently irradiated, it may not respond to treatment, resulting in a lower probability of survival for the patient. If organs and other healthy soft tissues are irradiated, side effects can be severe, including organ failure and secondary cancers.

Our Solution

We have developed MRIdian to address the key limitations of existing radiation therapy technologies. We believe that MRIdian provides the following clinical and commercial benefits to physicians, hospitals and patients:

■	Improved tumor visibility and patient alignment. The soft-tissue contrast of MRIdian’s on-board MRI enables clinicians to locate, target and track the tumor and healthy tissues and accurately align a patient to the treatment beams without the use of surrogate registration markers, X-rays or CT.

■	On-table adaptive planning. Using an MR image captured at the beginning of each therapy session, MRIdian automatically maps the patient’s soft tissue anatomy in 3D and calculates the dose that would be delivered using the current treatment plan. If the initial prescribed treatment is not clinically acceptable to the physician, MRIdian has the ability to automatically recalculate and adapt the plan to changing anatomy while the patient is on the table at the time of treatment, a capability unique to MRIdian. We believe hospitals will be able to bill incrementally for this replanning.

■	Ability to track tumors and manage patient motion. MRIdian can capture multiple soft-tissue imaging planes concurrently during treatment and refresh the image multiple times per second. This real-time imaging enables the physician to track the movement of the tumor and the surrounding healthy tissue as treatment is delivered. If a tumor or critical organ moves beyond a physician-defined boundary, the treatment beam automatically pauses. This beam control becomes especially important in the situations where a tumor may be in close proximity to a critical organ.

■	Record and evaluate the delivered dose. After each treatment MRIdian, calculates the dose delivered using a proprietary algorithm and advanced MR imaging, enabling the physician to review and re-optimize the patient’s treatment sessions if needed.

■	Fits into existing treatment paradigms and workflow. MRIdian can be used with standard planning methodologies and is used to treat a broad spectrum of disease sites. In addition, we believe MRIdian’s increased target accuracy will allow physicians to treat with higher doses over fewer treatment fractions and potentially improve patient throughput and efficiency. MRIdian fits inside most standard radiation therapy vaults without significant modifications and is supported by existing codes that are available for linac reimbursement.

We believe the ability to image with MRI and treat cancer patients simultaneously will lead to improved patient outcomes and reduced side effects from off-target radiation delivery.

Our Strategy

Our objective is to make MRI-guided radiation delivery the standard of care for radiation therapy. To achieve this goal, we intend to do the following:

■	target top-tier hospitals in initial global sales efforts to influence and increase market adoption;

■	commercialize MRIdian with a targeted sales force in the United States and through distributors in international markets;

■	increase broader awareness of MRIdian’s capabilities to expand our share of the radiation therapy market;

■	maintain our competitive lead in MRI-guided radiation therapy through continued innovation;

■	continue to work with leading hospitals to optimize efficiency and patient throughput; and

■	drive cost reductions in the design and manufacture of MRIdian and improve our margins.

Recent Developments

At February 28, 2015, we had $24.9 million in cash and cash equivalents. At February 28, 2015, we had 11 signed sales contracts for MRIdian systems in backlog with a total value of $60.4 million, of which we expect to recognize approximately 35% to 50% as revenue in 2015 representing four to six MRIdian systems. The determination of backlog includes objective and subjective judgment about the likelihood of an order becoming revenue. We evaluate our backlog at least quarterly to determine if the orders continue to meet our criteria for inclusion in backlog. Our judgment and evaluation may be incorrect and orders may be delayed or cancelled for reasons beyond our control. Projects included in backlog may be removed if we determine the particular order no longer constitutes a valid order. We cannot assure you that our backlog will result in revenue on a timely basis or at all, or that any cancelled contracts will be replaced. Accordingly, our backlog is an uncertain indicator of our future earnings. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Backlog” for additional information regarding our backlog.

Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, but are not limited to, the following:

■	We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.

■	If clinicians do not widely adopt MRI-guided radiation therapy or MRIdian fails to achieve and sustain sufficient market acceptance, we will not generate sufficient revenue and our growth prospects, financial condition and results of operations could be harmed.

■	We may not be able to generate sufficient revenue from the commercialization of MRIdian to achieve and maintain profitability.

■	We are an early, commercial-stage company and have a limited history commercializing MRIdian, which may make it difficult to evaluate our current business and predict our future performance.

■	If third-party payors do not provide coverage and adequate reimbursement to our customers, it could negatively impact sales of MRIdian.

■	The long sales cycle and low unit volume sales of MRIdian, as well as other factors, may contribute to substantial fluctuations in our operating results and stock price and make it difficult to compare our results of operations across periods.

■	Our ability to achieve and maintain profitability depends substantially on increasing our gross margins by reducing product costs and improving our economies of scale, which we may not be able to achieve or sustain.

■	We face competition from numerous companies, many of whom have greater resources than we do or offer alternative technologies at lower prices than our MRIdian systems, which may make it more difficult for us to achieve significant market penetration and profitability.

■	We rely on a limited number of third-party suppliers or, in some cases, sole suppliers, for the majority of our components, subassemblies and materials and may not be able to find replacements or immediately transition to alternative suppliers.

■	We depend on third-party distributors to market and distribute MRIdian in international markets. If our distributors fail to successfully market and distribute MRIdian, our business will be harmed.

■	We may need to raise additional capital to fund our existing commercial operations, develop and commercialize new features for MRIdian and new products and expand our operations.

■	If we are unable to adequately protect our proprietary technology or maintain issued patents that are sufficient to protect MRIdian, others could compete against us more directly, which could harm our business, financial condition and results of operations.

Corporate Information

We commenced operations as a Florida corporation in 2004 and subsequently reincorporated in Delaware in 2007. Our principal executive offices are located at 2 Thermo Fisher Way, Oakwood Village, Ohio 44146, and our telephone number is (440) 703-3210. Our website address is www.viewray.com. The information contained in, or that can be accessed through, our website is not part of this prospectus. You should not rely on any such information in making your decisions whether to purchase our common stock.

Implications of Being an Emerging Growth Company

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will remain an emerging growth company until the earlier of the last day of the year following the fifth anniversary of the consummation of this offering, the last day of the year in which we have total annual gross revenue of at least $1.0 billion, the date on which we are deemed to be a large accelerated filer (this means the market value of our common stock that is held by non-affiliates exceeds $700.0 million at the end of the second quarter of that year), or the date on which we have issued more than $1.0 billion in nonconvertible debt securities during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company, we will:

■	avail ourselves of the exemption from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

■	provide less extensive disclosure about our executive compensation arrangements; and

■	not be required to hold stockholder non-binding advisory votes on executive compensation or golden parachute arrangements.

However, we are choosing to “opt out” of the extended transition periods available under the JOBS Act for complying with new or revised accounting standards.

THE OFFERING

Common stock offered by us	4,000,000 shares

Common stock to be outstanding immediately after this offering	14,517,355 shares, or 15,117,355 shares if the underwriters exercise their option to purchase additional shares in full.

Underwriters’ option to purchase additional shares	600,000 shares

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $45.0 million, or approximately $52.2 million if the underwriters exercise their option to purchase additional shares in full, at an assumed initial public offering price of $13.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us. We currently intend to use the net proceeds we receive from this offering to support the ongoing commercialization of MRIdian, including sales and marketing activities, manufacturing and supply chain management, installation, customer support and product quality, for research and development related to continued product development activities and for general corporate purposes, including working capital. See the section titled “Use of Proceeds” on page 56 for a more complete description of the intended use of proceeds from this offering.

Risk factors	See the section titled “Risk Factors” beginning on page 11 and other information included in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our common stock.

Proposed NASDAQ Global Market symbol	“VRAY”

Certain of our existing institutional investors, including investors affiliated with certain of our board members, have indicated an interest in purchasing an aggregate of approximately $17.0 million of the shares of common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase shares of common stock, these investors may determine to purchase more or fewer shares of common stock than they indicate an interest in purchasing or not to purchase any shares of common stock in this offering. In addition, the underwriters could determine to sell more or fewer shares of common stock to any of these investors than the investors indicate an interest in purchasing or not to sell any shares of common stock to these investors.

The number of shares of common stock to be outstanding after this offering is based on 10,517,355 shares of common stock outstanding at December 31, 2014 and excludes the following:

■	1,428,099 shares of common stock issuable upon the exercise of outstanding stock options at December 31, 2014, with a weighted-average exercise price of $2.27 per share;

■	43,103 shares of common stock issuable upon the exercise of an outstanding convertible preferred stock warrant at December 31, 2014, with an exercise price of $17.40 per share;

■	99,198 shares of common stock reserved for issuance pursuant to future awards under the 2008 Stock Option and Incentive Plan at December 31, 2014, which will become available for issuance under the 2015 Equity Incentive Award Plan after consummation of this offering;
■	1,586,207 shares of common stock reserved for issuance pursuant to future awards under the 2015 Equity Incentive Award Plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan, which will become effective immediately prior to the effectiveness of the registration statement to which this prospectus relates, from which we will grant option awards exercisable for 415,954 shares of common stock at an exercise price equal to the initial public offering price set forth on the cover of this prospectus upon the pricing of this offering, of which 322,433 shares will be awarded to certain of our executive officers and directors; and

■	96,007 shares of common stock reserved for issuance pursuant to future awards under our 2015 Employee Stock Purchase Plan, which will become effective immediately prior to the effectiveness of the registration statement to which this prospectus relates.

Unless otherwise indicated, the number of shares of common stock described in this prospectus gives effect to:

■	a 1-for-7.25 reverse stock split of our capital stock to be effected prior to the effectiveness of the registration statement of which this prospectus is a part;

■	the conversion of all outstanding shares of convertible preferred stock into an aggregate of 10,212,447 shares of common stock immediately prior to the consummation of this offering, which includes the conversion of 54,591 shares of Series C convertible preferred stock we issued and sold in January 2015 and 862,068 shares of Series C convertible preferred stock we issued and sold in February 2015;

■	no exercise by the underwriters of their right to purchase up to an additional 600,000 shares of common stock to cover overallotments, if any; and

■	the filing and effectiveness of our amended and restated certificate of incorporation and adoption of amended and restated bylaws immediately prior to the consummation of this offering.

We refer to our Series A, Series B, Series B-1, Series C, Series D-1 and Series D-2 convertible preferred stock collectively as “convertible preferred stock.”

SUMMARY FINANCIAL DATA

The following tables summarize our historical financial data for the periods indicated. We derived the summary statements of operations data for the years ended December 31, 2013 and 2014 and the balance sheet data at December 31, 2014 from our audited financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read this summary financial data together with our financial statements and related notes included elsewhere in this prospectus and the information set forth in sections titled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31,
	2013	2014
	(in thousands, except share and per share amounts)

Statements of Operations Data:
Revenue:
Product	$2,253	$5,988
Service	12	411
Grant	894	–

Total revenue	3,159	6,399
Cost of revenue:
Product	8,173	8,176
Service	14	975

Total cost of revenue	8,187	9,151

Gross margin	(5,028)	(2,752)
Operating expenses:
Research and development(1)	8,780	9,404
Selling and marketing(1)	3,781	4,681
General and administrative(1)	9,508	14,742

Total operating expenses	22,069	28,827

Loss from operations	(27,097)	(31,579)
Interest income	4	1
Interest expense	(97)	(2,243)
Other income (expense), net	(32)	21

Loss before provision for income taxes	(27,222)	(33,800)
Provision for income taxes	–	–

Net loss	$(27,222)	$(33,800)

	Year Ended December 31,
	2013	2014
	(in thousands, except share and per share amounts)
Cumulative dividends on convertible preferred stock	$(2,898)	$–
Deemed capital contribution on conversion of Series C convertible preferred stock into common stock	8,783	–
Deemed dividend on convertible preferred stock extinguishment	(6,863)	–
Deemed capital contribution on repurchase of Series A convertible preferred stock	–	9

Net loss attributable to common stockholders	$(28,200)	$(33,791)

Net loss per share attributable to common stockholders, basic and diluted(2)	$(102.90)	$(112.66)

Weighted-average common shares used in computing net loss per share attributable to common stockholders, basic and diluted(2)	274,064	299,938

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)		$(3.87)

Weighted-average common shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)		8,729,651

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,
	2013	2014
	(in thousands)
Research and development	$29	$85
Selling and marketing	9	15
General and administrative	181	218

Total stock-based compensation expense	$219	$318

(2)	See Note 15 to our audited financial statements for an explanation of the method used to calculate actual and pro forma basic and diluted net loss per share attributable to common stockholders.

The table below presents our balance sheet data at December 31, 2014 on:

■	an actual basis;

■	a pro forma basis to give effect to:

■	the issuance and sale of 54,591 shares of Series C convertible preferred stock and the receipt of net proceeds of $900 thousand in January 2015 and the issuance and sale of 862,068 shares of Series C convertible preferred stock and the receipt of net proceeds of $14.7 million in February 2015;

■	the conversion of all outstanding shares of convertible preferred stock into an aggregate of 10,212,447 shares of common stock immediately prior to the consummation of this offering; and

■	the reclassification of the convertible preferred stock warrant liability into additional paid-in capital; and

■	a pro forma as adjusted basis to give further effect to the pro forma adjustments set forth above and the sale of 4,000,000 shares of common stock in this offering at an assumed initial public offering price of $13.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.

	At December 31, 2014
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands)

Balance Sheet Data:
Cash and cash equivalents	$11,129	$26,679	$71,639
Total assets	34,105	49,655	94,615
Deferred revenue, current and noncurrent portion	7,361	7,361	7,361
Long-term debt, current and noncurrent portion	14,642	14,642	14,642
Total liabilities	39,618	39,480	39,480
Convertible preferred stock warrant liability	138	—	—
Convertible preferred stock	145,110	—	—
Total stockholders’ (deficit) equity	(150,623)	10,175	55,135

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) cash and cash equivalents, total assets and total stockholders’ (deficit) equity by approximately $3.7 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) cash and cash equivalents, total assets and total stockholders’ (deficit) equity by approximately $12.1 million, assuming the assumed initial public offering price remains the same and after deducting the underwriting discount. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus and any related free writing prospectus, including our financial statements and related notes and section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and prospects. In such an event, the price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Risks Related to Our Business and Strategy

We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future. These factors raise substantial doubt about our ability to continue as a going concern.

We have historically incurred substantial net losses, including net losses of $27.2 million and $33.8 million during the years ended December 31, 2013 and December 31, 2014, respectively. We expect our net losses to continue as a result of ongoing expansion of our commercial operations, including increased manufacturing, sales and marketing costs. These net losses have had, and will continue to have, a negative impact on our working capital, total assets and stockholders’ equity. Because of the numerous risks and uncertainties associated with our commercialization efforts, we are unable to predict when we will become profitable, and we may never become profitable. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our inability to achieve and then maintain profitability could harm our business, financial condition, results of operations and cash flows.

Further, the net losses we incur may fluctuate significantly from quarter-to-quarter and year-to-year, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance quarter-to-quarter and year-to-year, due to factors including the timing of clinical trials, any litigation that we may file or that may be filed against us, the execution of collaboration, licensing or other agreements and the timing of any payments we make or receive thereunder. These factors raise substantial doubt about our ability to continue as a going concern.

Our independent registered public accounting firm has issued an opinion on our 2014 financial statements that included an explanatory paragraph referring to our ability to continue as a going concern. Our financial statements do not include any adjustments that may result from the outcome of this uncertainty. We believe that the successful consummation of this offering will eliminate the doubt and enable us to continue as a going concern. However, if we are unable to successfully consummate this offering, we will need to create alternate financing or operational plans to continue as a going concern.

If clinicians do not widely adopt MRI-guided radiation therapy or MRIdian fails to achieve and sustain sufficient market acceptance, we will not generate sufficient revenue and our growth prospects, financial condition and results of operations could be harmed.

Our MRI-guided radiation therapy system, MRIdian, may never gain significant acceptance in the marketplace and, therefore, may never generate substantial revenue or allow us to achieve or maintain profitability. Widespread adoption of MRI-guided radiation therapy depends on many factors, including acceptance by clinicians that MRI-guided radiation therapy is clinically-effective and cost-effective in treating a wide range of cancers, demand by patients for such treatment, successful education of clinicians on the various aspects of this therapeutic approach and coverage and adequate reimbursement for procedures performed using MRI-guided radiation therapy. If we are not successful in conveying to hospitals that MRI-guided radiation therapy provides equivalent or superior radiation therapy compared to existing technologies, we may experience reluctance or refusal on the part of hospitals to order, and third-party payors to pay for performing, a treatment in which MRIdian is utilized. Our ability to achieve commercial market acceptance for MRIdian or any other future products also depends on the strength of our sales, marketing and distribution organizations. In addition, our expectations regarding cost savings from using MRIdian may not be accurate. These hurdles may make it difficult to demonstrate to physicians, hospitals and other healthcare providers that MRIdian is an appropriate option for radiation therapy, may be superior to available radiation therapy systems and may be more cost-effective than alternative technologies.

Furthermore, we may encounter difficulty in gaining inclusion in cancer treatment guidelines and gaining broad market acceptance by healthcare providers, third-party payors and patients. Healthcare providers may have difficulty in obtaining adequate reimbursement from government and/or third-party payors for cancer treatment, which may negatively impact adoption of MRIdian.

We may not be able to generate sufficient revenue from the commercialization of MRIdian to achieve and maintain profitability.

We rely solely on the commercialization of MRIdian to generate revenue, and we expect to generate substantially all of our revenue in the future from sales of MRIdian. Through December 31, 2014, we have installed only three systems that are currently treating patients. During the year ended December 31, 2014, we recognized revenue of $6.4 million from installed MRIdian systems at Washington University and Siteman Cancer Center at Barnes-Jewish Hospital, or Washington University in St. Louis, University of California, Los Angeles Health System and Jonsson Comprehensive Cancer Center, or UCLA, and The University of Wisconsin Carbone Cancer Center, or the University of Wisconsin—Madison. In order to successfully commercialize MRIdian, we will need to continue to expand our marketing efforts to develop new relationships and expand existing relationships with customers, to receive clearance or approval for MRIdian in additional countries, to achieve and maintain compliance with all applicable regulatory requirements and to develop and commercialize new features for MRIdian. We cannot assure you that we will be able to achieve or maintain profitability. If we fail to successfully commercialize MRIdian, we may never receive a return on the substantial investments in product development, sales and marketing, regulatory compliance, manufacturing and quality assurance we have made, as well as further investments we intend to make, which may cause us to fail to generate revenue and gain economies of scale from such investments.

In addition, potential customers may decide not to purchase MRIdian, or our customers may decide to cancel orders due to changes in treatment offerings, research and product development plans, difficulties in obtaining coverage or reimbursement for MRI-guided radiation therapy treatment, complications with facility build-outs, utilization of MRI-guided radiation therapy or other cancer treatment methods developed by other parties, lack of financing or the inability to obtain or delay in obtaining a certificate of need from state regulatory agencies or zoning restrictions, all of which are circumstances outside of our control.

In addition, demand for MRIdian systems may not increase as quickly as we predict, and we may be unable to increase our revenue levels as we expect. Even if we succeed in increasing adoption of MRIdian systems by hospitals and other healthcare providers, maintaining and creating relationships with our existing and new customers and developing and commercializing new features for MRIdian, we may not be able to generate sufficient revenue to achieve or maintain profitability.

We are an early, commercial-stage company and have a limited history commercializing MRIdian, which may make it difficult to evaluate our current business and predict our future performance.

We are an early, commercial-stage company and have a limited operating history. We commenced operations as a Florida corporation in 2004 and subsequently reincorporated in Delaware in 2007. However, we did not begin commercial operations until 2013. Our limited history commercializing MRIdian may make it difficult to evaluate our current business and predict our future performance. Any assessment of our profitability or prediction about our future success or viability is subject to significant uncertainty. We have encountered and will continue to encounter risks and difficulties frequently experienced by early, commercial-stage companies in rapidly evolving industries. If we do not address these risks successfully, our business could be harmed.

If MRIdian does not perform as expected, or if we are unable to satisfy customers’ demands for additional product features, our reputation, business and results of operations will suffer.

Our success depends on the market’s confidence that MRIdian can provide reliable, high-quality MRI-guided radiation therapy. There are only three MRIdian systems being used in commercial practice, and therefore we have very few statistics regarding the efficacy or reliability of MRIdian. We believe that our customers are likely to be particularly sensitive to product defects and errors, including functional downtime that limits the number of patients that can be treated using the system or a failure that is costly to repair. For example, in January 2014, we initiated a correction of the system at Washington University in St. Louis due to a defect we identified in an advanced software feature in the treatment planning system of MRIdian. We promptly updated our software to resolve this defect and notified the U.S. Food and Drug Administration, or FDA, of this correction. We cannot assure that similar product defects or other errors will not occur in the future. This could also include the mistreatment of a patient with MRIdian caused by human error on the part of MRIdian’s operators or prescribing physicians or as a result of a machine malfunction. We may be subject to regulatory enforcement action or legal claims arising from any defects or errors that may occur. Any failure of MRIdian to perform as expected could harm our reputation, business and results of operations.

Furthermore, the Cobalt-60 radioactive materials used in MRIdian systems decay over time, which eventually leads to longer treatment times and may have a negative impact on the number of patients a hospital can treat during a day. U.S. regulations require inspection of Cobalt-60 every five years, at which time customers may consider replacing the Cobalt-60 source. This natural decay or a customer’s failure to replace the Cobalt-60 may have a negative impact on MRIdian performance.

In addition, our customers are technologically well informed and at times have specific demands or requests for additional functionality. If we are unable to meet those demands through the development of new features for MRIdian or future products, those new features or products do not function at the level that our customers expect, we are unable to increase throughput as expected or we are unable to obtain regulatory clearance or approval of those new features or products, where applicable, our reputation, business and results of operations could be harmed.

The safety and efficacy of MRIdian for certain uses is not currently supported by long-term clinical data, and MRIdian may therefore be less safe and effective than initially anticipated.

MRIdian has received premarket clearance by the FDA under Section 510(k) of the Federal Food, Drug and Cosmetic Act, or FDCA. In the 510(k) clearance process, the FDA must determine that a proposed device is “substantially equivalent” to a device legally on the market, known as a “predicate” device, with respect to intended use, technology and safety and effectiveness, in order to clear the proposed device for marketing. This process is typically shorter and generally requires the submission of less supporting documentation than the FDA’s premarket approval process and does not always require long-term clinical studies. Additionally, to date, we have not been required to complete long-term clinical studies in connection with the sale of MRIdian outside the United States. As a result, we currently lack the breadth of published long-term clinical data supporting the efficacy of MRIdian and the benefits it offers that might have been generated in connection with other approval processes. In addition, because MRIdian has only been on the market since 2013, we have limited complication or patient survival rate data with respect to treatment using the system. If future patient studies or clinical testing do not support our belief that MRIdian offers a more advantageous treatment for a wide variety of cancer types, market acceptance of the system could fail to increase or could decrease and our business could be harmed.

If we choose to, or are required to, conduct additional studies, such studies or experience could reduce the rate of coverage and reimbursement by both public and private third-party payors for procedures that are performed with MRIdian, slow the market adoption of our product by physicians, significantly reduce our ability to achieve expected revenues and prevent us from becoming profitable. In addition, if future studies and experience indicate that MRIdian causes unexpected or serious complications or other unforeseen negative effects, we could be subject to mandatory product recalls or suspension or withdrawal of FDA clearance, and our reputation with physicians, patients and healthcare providers may suffer.

There have been instances of patients’ severe injury or death due to either operator misuse or system malfunction with other radiation therapy systems. If our redundant safety systems do not operate as we expect, MRIdian could severely injure or kill a patient. This could result in lawsuits, fines or damage to our reputation.

We may be delayed or prevented from implementing our long-term sales strategy if we fail to educate clinicians and patients about the benefits of MRIdian.

In order to increase revenue, we must increase awareness of the range of benefits that we believe MRIdian offers to both existing and potential customers, primarily cancer clinicians. An important part of our sales strategy involves educating and training clinicians to utilize the entire functionality of MRIdian. In addition, we must further educate clinicians about the ability of MRIdian to treat a wide range of cancer types effectively and efficiently. If clinicians are not properly educated about the use of MRIdian for radiation therapy, they may be unwilling or unable to take advantage of the full range of functionality that we believe MRIdian offers, which could have a negative impact on MRIdian sales. Clinicians may decide that certain tumors can be adequately treated using traditional radiation therapy systems, notwithstanding the benefits of MRIdian. Cobalt-60 systems have historically had certain limitations which have resulted in an increased use of linacs and a decreased use of Cobalt-60 systems. These historical limitations included imprecise radiation dose applications and an unsharp, wide-beam edge. If we do not adequately educate physicians about the functionality of our Cobalt-60 system to address some of the limitations that have affected Cobalt-60 systems, we may be delayed or prevented from implementing our long-term sales strategy. We must also succeed in educating clinicians about the potential for reimbursement for procedures performed using MRIdian. In addition, we need to increase awareness of MRIdian among potential patients, who are increasingly educated about cancer treatment options and therefore impact adoption of new technologies by clinicians. If our efforts to expand sales of MRIdian in the long-term are not successful, our business and results of operations will be harmed.

We may not be able to gain the support of leading hospitals and key opinion leaders, or to publish the results of our clinical trials in peer-reviewed journals, which may make it difficult to establish MRIdian as a standard of care and achieve market acceptance.

Our strategy includes developing relationships with leading hospitals and key opinion leaders in the industry. If these hospitals and key industry thought leaders determine that MRIdian is not clinically effective or that alternative technologies are more effective, or if we encounter difficulty promoting adoption or establishing MRIdian as a standard of care, our ability to achieve market acceptance of MRIdian could be significantly limited.

We believe that publication of scientific and medical results in peer-reviewed journals and presentation of data at leading conferences are critical to the broad adoption of MRIdian. Publication in leading medical journals is subject to a peer-review process, and peer reviewers may not consider the results of studies involving MRIdian sufficiently novel or worthy of publication.

We have a limited history of manufacturing, assembling and installing MRIdian in commercial quantities and may encounter related problems or delays that could result in lost revenue.

The pre-installation manufacturing processes for MRIdian include sourcing components from various third-party suppliers, subassembly, assembly, system integration and testing. We must manufacture and assemble MRIdian in compliance with regulatory requirements and at an acceptable cost in order to achieve and maintain profitability. We have only a limited history of manufacturing, assembling and installing MRIdian and, as a result, we may have difficulty manufacturing, assembling and installing MRIdian in sufficient quantities in a timely manner. To manage our manufacturing and operations with our suppliers, we forecast anticipated product orders and material requirements to predict our inventory needs up to a year in advance and enter into purchase orders on the basis of these requirements. Our limited manufacturing history may not provide us with enough data to accurately predict future component demand and to anticipate our costs effectively.

Further, we have experienced and may in the future experience delays in obtaining components from suppliers and installing our systems at customer sites associated with contractor timing delays, which could impede our ability to manufacture, assemble and install MRIdian on our expected timeline. Alternatively, delays or postponements of scheduled customer installations could lead to excess inventory due to our limited flexibility to postpone or delay component shipments from suppliers. Accordingly, we may encounter difficulties in production of MRIdian, including problems with quality control and assurance, component supply shortages or surpluses, increased costs, shortages of qualified personnel and difficulties associated with compliance with local, state, federal and foreign regulatory requirements. In addition, if we are unable to maintain larger-scale manufacturing capabilities, our ability to generate revenue will also be limited and our reputation could be harmed. If we cannot achieve the required level and quality of production, we may need to make changes in our supply chain or enter into licensing and other arrangements with third parties who possess sufficient manufacturing facilities and capabilities in compliance with regulatory requirements. Even if we outsource necessary production or enter into licensing or other third-party arrangements, the associated cost could reduce our gross margin and harm our financial condition and results of operations.

We have limited experience in marketing and selling MRIdian, and if we are unable to adequately address our customers’ needs, it could negatively impact sales and market acceptance of MRIdian and we may never generate sufficient revenue to achieve or sustain profitability.

We have limited experience in marketing and selling MRIdian. We have only been selling MRIdian since 2013 and our three MRIdian systems installed have only been used for treating patients since early 2014. In addition, MRIdian is a new technology in the radiation therapy systems sector and our future sales will largely depend on our ability to increase our marketing efforts and adequately address our customers’ needs. We believe it is necessary to maintain a sales force that includes sales representatives with specific technical backgrounds that can support our customers’ needs. We will also need to attract and develop sales and marketing personnel with industry expertise. Competition for such employees is intense and we may not be able to attract and retain sufficient personnel to maintain an effective sales and marketing force. If we are unable to adequately address our customers’ needs, it could negatively impact sales and market acceptance of MRIdian and we may never generate sufficient revenue to achieve or sustain profitability.

The long sales cycle and low unit volume sales of MRIdian, as well as other factors, may contribute to substantial fluctuations in our operating results and stock price and make it difficult to compare our results of operations to prior periods and predict future financial results.

Because of the relatively small number of systems we expect to install in any period, each installation of a MRIdian will represent a significant percentage of our revenue for a particular period. Additionally, customer site construction, certificate of need and additional zoning and licensing permits are often required in connection with the sale of a MRIdian, any of which may further delay the installation process. When we are responsible for installing a system, we only recognize revenue from the sale of a MRIdian after the system has been installed and accepted by the customer. When a qualified third party is responsible for the installation, we only recognize revenue when title is transferred. Therefore, if we do not install a MRIdian or transfer title when anticipated, our operating results will vary significantly from our expectations. We have had experiences with customers postponing installation of MRIdian systems due to delays in facility build-outs, which are often lengthy and costly processes for our existing and potential customers. In addition, if our customers delay or cancel purchases, we may be required to modify or terminate contractual arrangements with our suppliers, which may result in the loss of deposits. Due to future fluctuations in revenue and costs, as well as other potential fluctuations, you should not rely upon our operating results in any particular period as an indication of future performance. In addition to the other risks described herein, the following factors may also contribute to these fluctuations:

■	timing of when we are able to recognize revenue associated with sales of MRIdian;

■	actions relating to regulatory matters, including regulatory requirements in some states for a certificate of need prior to the installation of a MRIdian;

■	delays in shipment due to, for example, unanticipated construction delays at customer locations where MRIdian is to be installed, labor disturbances or natural disasters;

■	delays in our manufacturing processes or unexpected manufacturing difficulties;

■	timing of the announcements of contract executions or other customer and commercial developments;

■	timing of the announcement, introduction and delivery of new products or product features by us and by our competitors;

■	timing and level of expenditures associated with expansion of sales and marketing activities and our overall operations;

■	fluctuations in our gross margins and the factors that contribute to such fluctuations, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” elsewhere in this prospectus;

■	our ability to effectively execute on our strategic and operating plans;

■	the extent to which MRIdian gains market acceptance and the timing of customer demand for MRIdian;

■	our ability to protect our proprietary rights and defend against third-party challenges;

■	disruptions in the supply or changes in the costs of raw materials, labor, product components or transportation services; and

■	changes in third-party coverage and reimbursement, government regulation or in a customer’s ability to obtain financing.

These factors are difficult to forecast and may contribute to fluctuations in our reported revenue and results of operations and variation from our expectations, particularly during the periods in which our sales volume is low. Any such fluctuations in our financial results may cause volatility in our stock price.

Each MRIdian is a major capital equipment item and is subject to a lengthy sales cycle. The time from initial customer contact to execution of a contract can take 18 to 24 months or more. Following execution of a contract, it generally takes nine to 12 months for a customer to customize an existing facility or construct a new vault, which is inclusive of the time from when a customer places the order to when the system is delivered. During this time, facilities support and transitioning, as well as permitting, are typically required, which can take several months. The time required to customize an existing facility, including modifications of a standard vault to accommodate an MRI, is typically three months. If a customer does not have an existing vault available, it may take longer to construct a new vault. Upon the commencement of installation at a customer’s facility, it typically takes two to three months to complete the installation and on-site testing of the system, including the completion of acceptance test procedures. If a small number of customers defer installation of a MRIdian for even a short period, recognition of a significant amount of revenue may be deferred to a subsequent period. Because our operating costs are relatively fixed, our inability to recognize revenue in a particular period may impact our profitability in that period. As a result, the inability to recognize revenue in a particular period may make it difficult to compare our operating results with prior periods. The price of a MRIdian requires a portion of our target customers to obtain outside financing before committing to purchase a MRIdian system. Such financing may be difficult for our customers to obtain in any given period, if at all. The requirement of site-specific modifications or construction may also delay adoption or overall demand. In addition, while we believe that our backlog of orders provides a better measure at any particular point in time of the long-term performance prospects of our business than our operating results for a particular period, investors may attribute significant weight to our operating results for a particular period, which may be volatile and as a result cause fluctuations in our stock price.

A large portion of our revenue in any given reporting period will be derived from a small number of contracts.

Given a significant portion of the purchase price for MRIdian will generally be recognized as revenue in a single reporting period, we expect a small number of contracts in any given reporting period to account for a substantial part of our revenue in any such period, and we expect this trend to continue. Any decrease in revenue from these contracts could harm our operating results. Accordingly, our revenue and results of operations may vary from period to period. We are also subject to credit risk associated with the concentration of our accounts receivable from our customers. If one or more of our customers at any given time were either to terminate their contracts with us, cease doing business with us or to fail to pay us on a timely basis, our business, financial condition and results of operations could be harmed.

The payment structure we use in our customer arrangements may lead to fluctuations in operating cash flows in a given period.

While our customers typically provide a deposit upon entering into a sales contract with us, the substantial majority of the payment owed for a MRIdian is not due until the time of shipment of a MRIdian or following final acceptance by the customer upon installation. If we miss targeted shipments or our customers do not actively work towards completing installation, our receipt of payments and our operating cash flows could be impacted. In addition, if customers do not adhere to our payments terms, our operating cash flows could be impacted in any given period. Due to these fluctuations in operating cash flows and other potential fluctuations, you should not rely upon our operating results in any particular period as an indication of future performance.

Amounts included in backlog may not result in actual revenue and are an uncertain indicator of our future earnings.

We define backlog as the accumulation of all orders for which revenue has not been recognized and we consider valid. The determination of backlog includes, among other factors, our subjective judgment about the likelihood of an order becoming revenue and the regulatory approval required in the customer’s jurisdiction, if any. Our judgments in this area have been, and in the future may be, incorrect and we cannot assure you that, for any order included in backlog, we will recognize revenue with respect to such order. In addition, orders can be delayed for a number of reasons, many of which are beyond our control, including supplier delays which may cause delays in our manufacturing process, customer delays in commencing or completing construction of its facility, delays in obtaining zoning or other approvals and delays in obtaining financing. We may not be aware of these delays affecting our suppliers and customers and as a result may not consider them when evaluating the contemporaneous effect on backlog. Moreover, orders generally do not have firm dates by when a customer must take delivery, which could allow a customer to delay the order without cancelling the contract. Further, our backlog could be reduced due to cancellation of orders by customers. Should a cancellation occur, our backlog and anticipated revenue would be reduced unless we were able to replace such order. Reported reductions in our backlog could negatively impact our future results of operations or the price of our common stock.

We evaluate our backlog at least quarterly to determine if the orders continue to meet our criteria for inclusion in backlog. Our criteria include an outstanding and effective written agreement for the delivery of a MRIdian signed by customers, receipt of a minimum customer deposit or a letter of credit, any changes in customer or distributor plans or financial conditions, the customer’s or distributor’s continued intent and ability to fulfill the order contract, changes to regulatory requirements, the status of regulatory approval required in the customer’s jurisdiction, if any, or reasons for cancellation of order contracts. We may adjust our reported backlog as a result of these factors and due to changes in our judgment about the timing of shipment of a system for particular projects or the status of our regulatory approval in a particular jurisdiction, where applicable. Projects we once categorized as included within our backlog may be removed if we determine, based on the aforementioned criteria, that a particular order or orders no longer constitute valid backlog. In addition, one or more of our contracts have in the past and may in the future contribute to a material portion of our backlog in any one year. Because revenue will not be recognized until we have fulfilled our obligations to a customer, there may be a significant amount of time from signing a contract with a customer or shipping a system and revenue recognition. We cannot assure you that our backlog will result in revenue on a timely basis or at all, or that any cancelled contracts will be replaced.

Our ability to achieve profitability depends substantially on increasing our gross margins by reducing costs of MRIdian and improving our economies of scale, which we may not be able to achieve.

We are not, and never have been, profitable. The MRIdian purchase contracts we have entered into to date have been at a range of selling prices. Generally, earlier contracts have been at lower prices and more recent contracts have been at higher prices. Our earlier contracts resulted in negative gross margins. In order to become profitable we will need to be able to enter into contracts at increased prices. Our intention is to enter into purchase contracts for MRIdian systems with selling prices that are increasingly closer to our list price of a MRIdian. Our ability to enter into contracts at higher selling prices depends on a number of factors including:

■	our ability to achieve commercial market acceptance for our system;

■	the pricing of competitors’ cancer therapy systems;

■	availability of coverage and adequate reimbursement by commercial and government payors; and

■	our ability to manufacture and install our systems in a timely and cost-effective manner.

We bear the risk of warranty claims on all products we supply, including equipment and component parts manufactured by third parties. We cannot assure you that we will be successful in claiming recovery under any warranty or indemnity provided to us by our suppliers or vendors in the event of a successful warranty claim against us by a customer or that any recovery from such vendor or supplier would be adequate. In addition, warranty claims brought by our customers related to third-party components may arise after our ability to bring corresponding warranty claims against such suppliers expires, which could result in additional costs to us. There is a risk that warranty claims made against us will exceed our warranty reserve and our business, financial condition and results of operations could be harmed.

Our customer contracts provide that our customers commit to purchase a MRIdian for a fixed price, and a MRIdian will generally not be delivered for 11 to 15 months. In some circumstances, delivery can be postponed several months due to customer delays related to construction, vault preparation or concurrent facility expansion, and the cost of product supplies may increase significantly in the intervening time period. In addition, inflation may generally reduce the real value of the purchase price payable upon the achievement of future progress payment milestones. Either of these occurrences could cause our gross margins to decline or cause us to lose money on the sale of a MRIdian.

Moreover, our gross margins may decline in a given period due in part to significant replacement rates for components, resulting in increased warranty expense, negative profit margins on service contracts and customer dissatisfaction. If we are unable to reduce our expenses and improve or maintain quality and reliability, our profitability may be negatively impacted. Additionally, we may face increased demands for compensation from customers who are not satisfied with the quality and reliability of MRIdian, which could increase our service costs or require us to issue credits against future service payments and negatively impact future product sales. For example, we may have to extend a warranty period due to our failure to meet up-time requirements. Even if we are able to implement cost reduction and quality improvement efforts successfully, our service operations may remain unprofitable given the relatively small size and geographic dispersion of our installed base, which prevents us from achieving significant economies of scale for the provision of services. If we are unable to continue to sell MRIdian at increasingly higher prices that result in higher gross margins, we may never become profitable.

We may not be able to develop new products or enhance the capabilities of MRIdian to keep pace with our industry’s rapidly changing technology and customer requirements.

Our industry is characterized by rapid technological changes, new product introductions and enhancements and evolving industry standards. Our business prospects depend on our ability to develop new products and applications for our technology in new markets that develop as a result of technological and scientific advances, while improving the performance and cost-effectiveness of MRIdian. New technologies, techniques or products could emerge that might offer better combinations of price and performance than MRIdian systems. The market for radiation therapy treatment products is characterized by rapid innovation and advancement in technology. It is important that we anticipate changes in technology and market demand, as well as physician, hospital and healthcare provider practices to successfully develop, obtain clearance or approval, if required, and successfully introduce new, enhanced and competitive technologies to meet our prospective customers’ needs on a timely and cost-effective basis. Nevertheless, we must carefully manage our introduction of new products. If potential customers believe that such products will offer enhanced features or be sold for a more attractive price, they may delay purchases until such products are available. We may also have excess or obsolete inventory as we transition to new products, and we have no experience in managing product transitions. If we do not successfully innovate and introduce new technology into our anticipated product lines or effectively manage the transitions of our technology to new product offerings, our business, financial condition and results of operations could be harmed.

We face competition from numerous companies, many of whom have greater resources than we do or offer alternative technologies at lower prices than our MRIdian systems, which may make it more difficult for us to achieve significant market penetration and profitability.

The market for radiation therapy equipment is characterized by intense competition and pricing pressure. In particular, we compete with a number of existing therapy equipment companies, including Elekta AB, Varian Medical Systems, Inc. and Accuray Incorporated. Many of these competitors are large, well-capitalized companies with significantly greater market share and resources than we have. As a result, these companies may be better positioned than we are to spend more aggressively on marketing, sales, intellectual property and other product initiatives and research and development activities. In addition, we may compete with certain MRI-linear accelerator research projects that are currently in development and may be commercialized, including projects by the University of Alberta’s Cross Cancer Institute and a partnership of the University of Sydney, Ingham Institute and the University of Queensland.

Existing technologies may offer certain advantages compared to the MRI technology used by our MRidian system. For example, computed tomography, or CT, is known to hold certain potential advantages over MRI technology for use in radiation therapy. Diagnostic CT is currently the most widely adopted imaging modality for treatment planning, and can be used to directly measure the electron density of patient tissues, which enables more accurate dose computation. In addition, CT imaging provides superior imaging of bones and boney anatomy than MRI, which is advantageous when imaging those structures for planning and alignment for treatment. Finally, CT is a less expensive technology than MRI and might be preferred by customers seeking a lower cost solution.

Our current competitors or other potential competitors may develop new products for the treatment of cancer at any time. In addition, competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. If we are unable to develop products that compete effectively against the products of existing or future competitors, our future revenue could be negatively impacted. Some of our competitors may compete by changing their pricing model or by lowering the price of their therapy systems. If these competitors’ pricing techniques are effective, it could result in downward pressure on the price of all therapy systems. If we are unable to maintain or increase our selling prices in the face of competition, we may not improve our gross margins.

In addition to the competition that we face from technologies performing similar functions to MRIdian, competition also exists for the limited capital expenditure budgets of our customers. A potential purchaser may be forced to choose between two items of capital equipment. Our ability to compete may also be negatively impacted when purchase decisions are based largely upon price, because MRIdian is a premium-priced system relative to other capital expenditures and alternative radiation therapy technologies. In certain circumstances, a purchaser may decide that an alternative radiation therapy system priced below MRIdian may be sufficient for its patient population given the relative upfront cost savings. In addition to the cost of the MRIdian system, U.S. customers are required to inspect the Cobalt-60 every five years, and our customers may incur significant costs associated with the inspection, replacement and disposal of Cobalt-60.

Negative press regarding MRI-guided radiation therapy for the treatment of cancer could harm our business.

The comparative efficacy and overall benefits of MRI-guided radiation therapy are not yet well understood, particularly with respect to certain types of cancer. These types of reports could negatively impact the market’s acceptance of MRI-guided radiation therapy, and therefore our ability to generate revenue could be negatively impacted.

We may acquire other businesses, form joint ventures or make investments in other companies or technologies that could negatively affect our operating results, dilute our stockholders’ ownership, increase our debt or cause us to incur significant expense.

We may pursue acquisitions of businesses and assets. We also may pursue strategic alliances and joint ventures that leverage our proprietary technology and industry experience to expand our offerings or distribution. We have no experience with acquiring other companies and limited experience with forming strategic partnerships. We may not be able to find suitable partners or acquisition candidates, and we may not be able to complete such transactions on favorable terms, if at all. If we make any acquisitions, we may not be able to integrate these acquisitions successfully into our existing business, and we could assume unknown or contingent liabilities. Any future acquisitions also could result in the incurrence of debt, contingent liabilities or future write-offs of intangible assets or goodwill, any of which could have a negative impact on our cash flows, financial condition and results of operations. Integration of an acquired company also may disrupt ongoing operations and require management resources that we would otherwise focus on developing our existing business. We may experience losses related to investments in other companies, which could harm our financial condition and results of operations. We may not realize the anticipated benefits of any acquisition, strategic alliance or joint venture.

Foreign acquisitions involve unique risks in addition to those mentioned above, including those related to integration of operations across different cultures and languages, currency risks and the particular economic, political and regulatory risks associated with specific countries.

To finance any acquisitions or joint ventures, we may choose to issue shares of common stock as consideration, which could dilute the ownership of our stockholders. Additional funds may not be available on terms that are favorable to us, or at all. If the price of our common stock is low or volatile, we may not be able to acquire other companies or fund a joint venture project using our stock as consideration.

Risks Related to Our Reliance on Third Parties

We rely on a limited number of third-party suppliers and, in some cases, sole suppliers, for the majority of our components, subassemblies and materials and may not be able to find replacements or immediately transition to alternative suppliers.

We rely on several sole suppliers, including Japan Superconductor Technology, Inc., Siemens AG, Best Theratronics Ltd., Manufacturing Sciences Corporation, Tesla Engineering Limited, PEKO Precision Products, Inc., Euromechanics GmbH and Quality Electrodynamics, LLC, for certain components of MRIdian. These sole suppliers, and any of our other suppliers, may be unwilling or unable to supply components of MRIdian to us reliably and at the levels we anticipate or are required by the market. For us to be successful, our suppliers must be able to provide us with products and components in substantial quantities, in compliance with regulatory requirements, in accordance with agreed upon specifications, at acceptable costs and on a timely basis. An interruption in our commercial operations could occur if we encounter delays or difficulties in securing these components, and if we cannot then obtain an acceptable substitute. Any such interruption could harm our reputation, business, financial condition and results of operations.

If we are required to transition to new third-party suppliers for certain components of MRIdian, we believe that there are only a few other manufacturers that are currently capable of supplying the necessary components. In addition, the use of components or materials furnished by these alternative suppliers could require us to alter our operations. Furthermore, if we are required to change the manufacturer of a critical component of MRIdian, we will be required to verify that the new manufacturer maintains facilities, procedures and operations that comply with our quality and applicable regulatory requirements, which could further impede our ability to manufacture MRIdian in a timely manner. We currently do not carry inventory for components for more than two or three systems or have open purchase orders for components for more than four or six systems at any given time. Transitioning to a new supplier could be time-consuming and expensive, may result in interruptions in our operations and product delivery, could affect the performance specifications of MRIdian or could require that we modify the design of MRIdian. If the change in manufacturer results in a significant change to MRIdian, a new 510(k) clearance from the FDA or similar international regulatory authorization may be necessary, which could cause substantial delays. The occurrence of any of these events could harm our ability to meet the demand for MRIdian in a timely manner or cost-effectively.

We cannot assure you that we will be able to secure alternative equipment and materials and utilize such equipment and materials without experiencing interruptions in our workflow. If we should encounter delays or difficulties in securing, reconfiguring or revalidating the equipment and components we require for MRIdian, our reputation, business, financial condition and results of operations could be negatively impacted.

We depend on third-party distributors to market and distribute MRIdian in international markets.

A significant portion of our backlog is composed of international sales, and we expect a significant amount of our revenue to come from international sales. We depend on a number of distributors for sales in these international markets, and we have not to date completed the installation of any MRIdian systems internationally. We cannot control the efforts and resources our third-party distributors will devote to marketing MRIdian. Our distributors may not be able to successfully market and sell MRIdian and may not devote sufficient time and resources to support the marketing and selling efforts that enable the product to develop, achieve or sustain market acceptance. In some jurisdictions, we rely on our distributors to manage the regulatory process, and we are dependent on their ability to do so effectively. In addition, if a dispute arises with a distributor or if a distributor is terminated by us or goes out of business, it may take time to locate an alternative distributor, to seek appropriate regulatory approvals and to train such distributor’s personnel to market MRIdian, and our ability to sell and service MRIdian in the region formerly serviced by such terminated distributor could be harmed. Any of our distributors could become insolvent or otherwise become unable to pay amounts owed to us when due. Any of these factors could reduce our revenue from affected international markets, increase our costs in those markets or damage our reputation. In addition, if we are unable to attract additional international distributors, our international revenue may not grow.

Failures by our third-party distributors to timely deliver or properly install MRIdian could harm our reputation.

We rely on arrangements with third-party distributors for sales and installation of MRIdian in international markets. To date, our third-party distributors have not completed the installation of any MRIdian systems internationally. As a result of our reliance on third-party distributors, we may be subject to disruptions and increased costs due to factors beyond our control, including labor strikes, third-party error and other issues. If the services of any of these distributors become unsatisfactory, including the failure of such distributors to properly install MRIdian, we may experience delays in meeting our customers’ product demands and we may not be able to find a suitable replacement on a timely basis or on commercially reasonable terms. Any failure to deliver, install or service products in a timely manner may damage our reputation and could cause us to lose current or potential customers.

We rely on third parties to store our inventory and to perform spare parts shipping and other logistics functions on our behalf. A failure or disruption with our logistics providers could harm our business.

Customer service is a critical element of our sales strategy. Third-party logistics providers store most of our spare parts inventory in depots around the world and perform a significant portion of our spare parts logistics and shipping activities. If any of our logistics providers suffers an interruption in its business or experiences delays, disruptions or quality control problems in its operations or we have to change and qualify alternative logistics providers for our spare parts, shipments of spare parts to our customers may be delayed and our reputation, business, financial condition and results of operations could be negatively harmed.

If third-party payors do not provide coverage and adequate reimbursement to our customers, it could negatively impact sales of MRIdian.

In the United States, hospitals and other healthcare providers who purchase MRIdian generally rely on third-party payors to reimburse all or part of the costs and fees associated with the treatments performed with our system, including the cost of MRIdian. Accordingly, sales of MRIdian depend, in part, on whether coverage and adequate reimbursement for standard planning methodologies are available to our customers from third-party payors, such as government healthcare insurance programs, including the Medicare and Medicaid programs, private insurance plans, health maintenance organizations and preferred provider organizations. In general, third-party payors in the United States have become increasingly cost-conscious, which has limited coverage for, and reimbursement of, certain procedures such as MRI-guided radiation therapy. Third-party payors have also increased utilization controls related to the use of products such as ours by healthcare providers.

Furthermore, there is no uniform policy on coverage and reimbursement for MRI-guided radiation therapy among third-party payors. Payors continue to review their coverage policies carefully for existing and new therapies and can, without notice, deny coverage for treatments that include the use of MRIdian.

The Medicare program is increasingly used as a model for how private payors and other governmental payors develop their coverage and reimbursement policies for medical services and procedures. Medicare coverage of advanced and conventional radiation therapies using MRIdian currently varies depending upon the geographic location in which the services are provided. The Centers for Medicare & Medicaid Services, or CMS, has not adopted national coverage determination for such therapies that would determine coverage nationally. In the absence of such a national coverage determination, Medicare Administrative Contractors, or MACs, with jurisdiction over specific geographic regions have the discretion to determine whether and when the use of MRI-guided radiation therapy will be considered medically necessary and covered in their respective regions. A number of MACs have adopted or proposed local coverage determinations covering MRI-guided radiation therapy. However, these local coverage determinations do not ensure that coverage will be available for MRI-guided radiation therapy for all types of cancer as the coverage policies may limit coverage to only certain types of cancer.

Even if MRI-guided radiation therapy is covered and reimbursed by third-party payors, adverse changes in payors’ coverage and reimbursement policies that affect MRIdian could harm our ability to market and sell MRIdian. We cannot be sure that third-party payors will reimburse our customers for procedures using MRIdian at a level that will enable us to achieve or maintain adequate sales and price levels for MRIdian. Without coverage and adequate reimbursement from third-party payors, the market for MRIdian may be limited.

Third-party payors regularly update reimbursement amounts and also, from time to time, revise the methodologies used to determine reimbursement amounts. This includes annual updates to payments to physicians, hospitals and ambulatory surgery centers for the radiation treatments performed with MRIdian. Because the cost of MRIdian generally is recovered by the healthcare provider as part of the payment for performing the treatment and not separately reimbursed, these updates could directly impact the demand for MRIdian. An example of payment updates is the Medicare program’s updates to hospital and physician payments, which are done on an annual basis using a prescribed statutory formula.

Under the Medicare Physician Fee Schedule, or MPFS, rule for 2015, in the past, when the application of the formula resulted in lower payment, Congress has passed interim legislation to prevent the reductions. Most recently, the Protecting Access to Medicare Act of 2014, signed into law in April 2014, provided for a

0.5% update from 2013 payment rates under the MPFS through 2014 and a 0% update from January 1 until April 1, 2015. If Congress fails to intervene to prevent the negative update factor in future years, the resulting decrease in payment may adversely affect our revenues and results of operations.

With respect to hospital payments, in its final rule for the Hospital Outpatient Prospective Payment System, or HOPPS, effective January 1, 2015, CMS will implement changes in the coding system to simplify the billing of conventional radiation therapy performed in the hospital outpatient setting into three levels—simple, intermediate or complex—and to simplify the billing of intensity modulated radiation therapy, or IMRT, into two levels, simple or complex. Simple IMRT treatments (e.g., breast and prostate) may be paid at a lower rate than complex IMRT, which includes all other disease sites. We believe that MRIdian will tend to be used for a higher proportion of complex treatments than other radiation therapy systems, and accordingly, we believe that the new HOPPS rules will have a small impact on our customers.

Any significant cuts in reimbursement rates or changes in reimbursement methodology or administration for MRI-guided radiation therapy, or concerns or proposals regarding further cuts or changes in methodology or administration, could further increase uncertainty, influence our customers’ decisions, reduce demand for MRIdian, cause customers to cancel orders and impact our revenue and harm our business.

Foreign governments also have their own healthcare reimbursement systems, which vary significantly by country and region, and we cannot be sure that adequate reimbursement will be made available with respect to MRIdian under any foreign reimbursement system.

Our employees, consultants and commercial partners may engage in misconduct or other improper activities, including insider trading and non-compliance with regulatory standards and requirements.

We are exposed to the risk that our employees, consultants and commercial partners may engage in fraudulent or illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct or disclosure of unauthorized activities to us that violates the regulations of the FDA and non-U.S. regulators, including those laws requiring the reporting of true, complete and accurate information to such regulators, manufacturing standards, healthcare fraud and abuse laws and regulations in the United States and abroad or laws that require the true, complete and accurate reporting of financial information or data. In particular, sales, marketing and business arrangements in the healthcare industry, including the sale of medical devices, are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. It is not always possible to identify and deter misconduct by our employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant fines or other sanctions, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings and curtailment of operations, any of which could adversely affect our ability to operate our business and our results of operations. Whether or not we are successful in defending against such actions or investigations, we could incur substantial costs, including legal fees, and divert the attention of management in defending ourselves against any of these claims or investigations.

Risks Related to Our Financial Condition and Capital Requirements

We may need to raise additional capital to fund our existing commercial operations, develop and commercialize new features for MRIdian and new products and expand our operations.

Based on our current business plan, we believe the net proceeds from this offering, together with our current cash and cash equivalents, together with cash receipts from sales of MRIdian systems and net proceeds of this offering, will enable us to conduct our planned operations for at least the next 12 months. If our available cash balances, net proceeds from this offering and anticipated cash flow from operations are insufficient to satisfy our liquidity requirements including because of lower demand for MRIdian as a result of lower than currently expected rates of reimbursement from commercial third-party payors and government payors or other risks described in this prospectus, we may seek to sell common or preferred equity or convertible debt securities, enter into an additional credit facility or another form of third-party funding or seek other debt financing.

We may consider raising additional capital in the future to expand our business, to pursue strategic investments, to take advantage of financing opportunities or for other reasons, including to:

■	increase our sales and marketing efforts to increase market adoption of MRIdian and address competitive developments;

■	provide for supply and inventory costs associated with plans to accommodate potential increases in demand for MRIdian systems;

■	fund development and marketing efforts of any future products or additional features to then-current products;

■	acquire, license or invest in new technologies;

■	acquire or invest in complementary businesses or assets; and

■	finance capital expenditures and general and administrative expenses.

Our present and future funding requirements will depend on many factors, including:

■	our ability to achieve revenue growth and improve gross margins;

■	our rate of progress in establishing coverage and reimbursement arrangements with domestic and international commercial third-party payors and government payors;

■	the cost of expanding our operations and offerings, including our sales and marketing efforts;

■	our rate of progress in, and cost of the sales and marketing activities associated with, establishing adoption of MRIdian;

■	the cost of research and development activities;

■	the effect of competing technological and market developments;

■	costs related to international expansion; and

■	the potential cost of and delays in product development as a result of any regulatory oversight applicable to MRIdian.

The various ways we could raise additional capital carry potential risks. If we raise funds by issuing equity securities, dilution to our stockholders could result. Any equity securities issued also could provide for rights, preferences or privileges senior to those of holders of our common stock. If we raise funds by issuing debt securities, those debt securities would have rights, preferences and privileges senior to those of holders of our common stock. The terms of debt securities issued or borrowings pursuant to a credit agreement could impose significant restrictions on our operations. If we raise funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to certain components contained within MRIdian, or grant licenses on terms that are not favorable to us.

We will incur significant costs as a result of operating as a public company and our management expects to devote substantial time to public company compliance programs.

As a public company, we will incur significant legal, accounting and other expenses due to our compliance with regulations and disclosure obligations applicable to us, including compliance with the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as rules implemented by the Securities and Exchange Commission, or SEC, and the NASDAQ Stock Market, or NASDAQ. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact, in ways we cannot currently anticipate, the manner in which we operate our business. Our management and other personnel will devote a substantial amount of time to these compliance programs and monitoring of public company reporting obligations and as a result of the new corporate governance and executive compensation related rules, regulations and guidelines prompted by the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, and further regulations and disclosure obligations expected in the future, we will likely need to devote additional time and costs to comply with such compliance programs and rules. These rules and regulations will cause us to incur significant legal and financial compliance costs and will make some activities more time-consuming and costly.

To comply with the requirements of being a public company, we may need to undertake various actions, including implementing new internal controls and procedures and hiring new accounting or internal audit staff. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Securities Exchange Act of 1934, or the Exchange Act, is accumulated and communicated to our principal executive and financial officers. Our current controls and any new controls that we develop may become inadequate and weaknesses in our internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls could negatively impact the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we may be required to include in our periodic reports we will file with the SEC under Section 404 of the Sarbanes-Oxley Act, harm our operating results, cause us to fail to meet our reporting obligations or result in a restatement of our prior period financial statements. In the event that we are not able to demonstrate compliance with the Sarbanes-Oxley Act, that our internal control over financial reporting is perceived as inadequate or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the price of our common stock could decline. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on NASDAQ.

We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not yet required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with certain of these rules, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report. We are just beginning the costly and challenging process of compiling the system and processing documentation needed to comply with such requirements. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective.

Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until the later of our second annual report or the first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company” as defined in the JOBS Act depending on whether we choose to rely on certain exemptions set forth in the JOBS Act. If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which could harm our business.

Compliance with recently adopted rules of the SEC relating to “conflict minerals” may require us and our suppliers to incur substantial expense and may result in disclosure by us that certain minerals used in products we manufacture or contract to manufacture are not “DRC conflict free.”

Section 1502 of the Dodd-Frank Act required the SEC to promulgate rules requiring disclosure by a public company of any “conflict minerals” (tin, tungsten, tantalum and gold) necessary to the functionality or production of a product manufactured or contracted to be manufactured by the public company. The SEC adopted final rules in 2012 that took effect at the end of January 2013. Because we manufacture or contract to manufacture a product that contains tin, tungsten, tantalum or gold, we will be required under these rules to determine whether those minerals are necessary to the functionality or production of MRIdian and, if so, conduct a country of origin inquiry with respect to all such minerals. If any such minerals may have originated in the Democratic Republic of the Congo, or DRC, or any of its adjoining countries, or covered countries, then we must conduct diligence on the source and chain of custody of those conflict minerals to determine if they originated in one of the covered countries and, if so, whether they financed or benefited armed groups in the covered countries. Disclosures relating to the products that may contain conflict minerals, the country of origin of those minerals and whether they are “DRC conflict free” must be provided in a Form SD (and accompanying conflict minerals report, if required, to disclose the diligence undertaken by us in sourcing the minerals and our conclusions relating to such diligence). If we are required to submit a conflict minerals report, after 2015 that report must be audited by an independent auditor pursuant to existing government auditing standards. Compliance with this new disclosure rule may be very time-consuming for management and our supply chain personnel (as well as time-consuming for our suppliers) and could involve the expenditure of significant amounts of money by us and them. Disclosures, mandated by this new rule, which can be perceived by the market to be “negative,” may cause customers to refuse to purchase MRIdian. We cannot assure you that the cost of compliance with the rule will not harm our business, financial condition or results of operations.

Our loan and security agreement with Hercules Technology Growth Capital, Inc. and Hercules Technology III, L.P., or together, Hercules, contains operating and financial covenants that may restrict our business and financing activities.

At December 31, 2014, we had $15.0 million in outstanding debt to Hercules. Borrowings under our loan and security agreement with Hercules are secured by substantially all of our personal property, including our intellectual property. Our loan and security agreement restricts our ability to, among other things:

■	dispose of or sell our assets;

■	make material changes in our business;

■	merge with or acquire other entities or assets;

■	incur additional indebtedness;

■	create liens on our assets;

■	pay dividends;

■	make investments; and

■	pay off subordinated indebtedness.

The operating and financial restrictions and covenants in our loan and security agreement, as well as any future financing agreements into which we may enter, may restrict our ability to finance our operations and engage in, expand or otherwise pursue our business activities and strategies. Our ability to comply with these covenants may be affected by events beyond our control, and future breaches of any of these covenants could result in a default under our loan and security agreement. If not waived, future defaults could cause all of the outstanding indebtedness under our loan and security agreement to become immediately due and payable and terminate all commitments to extend further credit.

If we do not have or are unable to generate sufficient cash available to repay our debt obligations when they become due and payable, either upon maturity or in the event of a default, we may not be able to obtain additional debt or equity financing on favorable terms, if at all, which may negatively impact our ability to operate and continue our business as a going concern.

Our ability to use net operating losses to offset future taxable income may be subject to certain limitations.

At December 31, 2014, we had federal net operating loss carryforwards, or NOLs, of $125.3 million, which begin to expire in the year ended December 31, 2024, and state NOLs of approximately $1.5 million, which begin to expire in the year ended December 31, 2019. We also had federal research and development tax credit carryforwards of $2.4 million for the year ended December 31, 2014. These credits expire at various dates through the year ending December 31, 2024. Under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its NOLs to offset future taxable income. We believe we have experienced at least one ownership change in the past. We are currently analyzing the tax impacts of such ownership change on our federal NOLs and credit carryforwards. Future changes in our stock ownership, including this or future offerings, as well as other changes that may be outside of our control, could result in additional ownership changes under Section 382 of the Code. Our NOLs may also be limited under similar provisions of state law. We have recorded a full valuation allowance related to our NOLs and other deferred tax assets due to the uncertainty of the ultimate realization of the future tax benefits of such assets.

We face risks related to the current global economic environment, which could delay or prevent our customers from obtaining financing to purchase MRIdian and implement the required facilities, which could harm our business, financial condition and results of operations.

The state of the global economy continues to be uncertain. The current global economic conditions and uncertain credit markets and concerns regarding the availability of credit pose a risk that could impact customer demand for MRIdian, as well as our ability to manage normal commercial relationships with our customers, suppliers and creditors, including financial institutions. If the current global economic environment deteriorates, our business could be negatively affected.

Risks Related to Administrative, Organizational and Commercial Operations and Growth

We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.

We anticipate growth in our business operations. This future growth could create a strain on our organizational, administrative and operational infrastructure, including manufacturing operations, quality control, technical support and customer service, sales force management and general and financial administration. We may not be able to maintain the quality of or installation timelines of

MRIdian or satisfy customer demand as it grows. Our ability to manage our growth properly will require us to continue to improve our operational, financial and management controls, as well as our reporting systems and procedures. We may implement new enterprise software systems in a number of areas affecting a broad range of business processes and functional areas. The time and resources required to implement these new systems is uncertain and failure to complete this in a timely and efficient manner could harm our business.

If we are unable to support demand for MRIdian and our future products, including ensuring that we have adequate resources to meet increased demand, or we are unable to successfully manage the evolution of our MRI-guided radiation technology, our business could be harmed

As our commercial operations and sales volume grow, we will need to continue to increase our workflow capacity for manufacturing, customer service, billing and general process improvements and expand our internal quality assurance program, among other things. We will also need to purchase additional equipment, some of which can take several months or more to procure, set up and validate, and increase our manufacturing, maintenance, software and computing capacity to meet increased demand. We cannot assure you that any of these increases in scale, expansion of personnel, purchase of equipment or process enhancements will be successfully implemented.

The loss of our President and Chief Executive Officer or Chief Scientific Officer or our inability to attract and retain highly skilled scientists and salespeople could negatively impact our business.

Our success depends on the skills, experience and performance of our President and Chief Executive Officer, Chris A. Raanes, and our Chief Scientific Officer and founder, James F. Dempsey, Ph.D. The individual and collective efforts of these employees will be important as we continue to develop MRIdian and as we expand our commercial activities. The loss or incapacity of existing members of our executive management team could negatively impact our operations if we experience difficulties in hiring qualified successors. Our executive officers have employment agreements; however, the existence of an employment agreement does not guarantee the retention of the executive officer for any period of time.

Our commercial, manufacturing and research and development programs and operations depend on our ability to attract and retain highly skilled engineers, scientists and technicians. We may not be able to attract or retain qualified managers, engineers, scientists and technicians in the future due to the competition for qualified personnel among medical device businesses, particularly in California and Ohio. We also face competition from universities and public and private research institutions in recruiting and retaining highly qualified scientific personnel. Recruiting and retention difficulties can limit our ability to support our commercial, manufacturing and research and development programs. All of our employees are at-will, which means that either we or the employee may terminate his or her employment at any time.

If we were sued for product liability or professional liability, we could face substantial liabilities that exceed our resources.

The marketing, sale and use of MRIdian could lead to the filing of product liability claims were someone to allege that MRIdian did not effectively treat the conditions its users were intending to target, caused other serious medical conditions or otherwise failed to perform as designed. We may also be subject to liability for errors in, a misunderstanding of or inappropriate reliance upon the information we provide in the ordinary course of our business activities, such as customer support or operating instructions. A product liability claim could result in substantial damages and be costly and time-consuming for us to defend.

We maintain product liability insurance in the amount of $6.0 million per occurrence and $6.0 million in the aggregate, but this insurance may not fully protect us from the financial impact of defending against product liability claims. Any product liability claim brought against us, with or without merit, could increase our insurance rates or prevent us from securing insurance coverage in the future. Additionally, any product liability lawsuit could lead to regulatory investigations, product recalls or withdrawals, damage our reputation or cause current vendors, suppliers and customers to terminate existing agreements and potential customers and partners to seek other suppliers of radiation therapy systems, any of which could negatively impact our results of operations.

Sanctions against Russia, and Russia’s response to those sanctions, could harm our business, financial condition and results of operations.

Due to Russia’s recent military intervention in Ukraine and annexation of Crimea, the United States and the European Union, or EU, have imposed sanctions on certain individuals and one financial institution in Russia and have proposed the use of broader economic sanctions. In response, Russia has imposed entry bans on certain U.S. lawmakers and officials. We have engaged a third-party distributor and are currently in discussions with potential customers in Russia. If the United States or the EU were to impose sanctions on Russian businesses, or if Russia were to take retaliatory action against U.S. companies operating in Russia, our sales and marketing efforts in Russia could be harmed.

We face risks associated with our international business.

In addition to our marketing and sales of MRIdian in the United States, we also market MRIdian in North America, Europe and the Pacific Rim, with contracts signed with customers and distributors in Taiwan, Turkey, Korea, China, the United Arab Emirates, Hong Kong, Japan, Italy and Russia. Our international business operations are subject to a variety of risks, including:

■	difficulties in staffing and managing foreign and geographically dispersed operations;

■	having to comply with various U.S. and international laws, including export control laws and the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA, and anti-money laundering laws;

■	differing regulatory requirements for obtaining clearances or approvals to market MRIdian;

■	changes in uncertainties relating to foreign rules and regulations that may impact our ability to sell MRIdian, perform services or repatriate profits to the United States;

■	tariffs, export or import restrictions, restrictions on remittances abroad, imposition of duties or taxes that limit our ability to move MRIdian out of these countries or interfere with the import of essential materials into these countries;

■	limitations on our ability to enter into cost-effective arrangements with distributors of MRIdian, or at all;

■	fluctuations in foreign currency exchange rates;

■	imposition of limitations on production, sale or export of MRI-guided radiation therapy systems in foreign countries;

■	imposition of limitations on or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries or joint ventures;

■	differing multiple payor reimbursement regimes, government payors or patient self-pay systems;

■	imposition of differing labor laws and standards;

■	economic, political or social instability in foreign countries and regions;

■	an inability, or reduced ability, to protect our intellectual property, including any effect of compulsory licensing imposed by government action; and

■	availability of government subsidies or other incentives that benefit competitors in their local markets that are not available to us.

We expect that we will begin expanding into other target markets; however, we cannot assure you that our expansion plans will be realized, or if realized, be successful. We expect each market to have particular regulatory and funding hurdles to overcome and future developments in these markets, including the uncertainty relating to governmental policies and regulations, could harm our business. If we expend significant time and resources on expansion plans that fail or are delayed, our reputation, business and financial condition may be harmed.

Our results may be impacted by changes in foreign currency exchange rates.

Currently, the majority of our international sales contracts are denominated in U.S. dollars. We pay certain of our suppliers in a foreign currency under the terms of their supply agreements, and we may pay other suppliers in the future in foreign currency. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could require us to reduce our selling price or risk making MRIdian less competitive in international markets or our costs could increase. Also, if our international sales increase, we may enter into a greater number of transactions denominated in non-U.S. dollars, which could expose us to foreign currency risks, including changes in currency exchange rates. We do not currently engage in any hedging transactions. If we are unable to address these risks and challenges effectively, our international operations may not be successful and our business could be harmed.

We could be negatively impacted by violations of applicable anti-corruption laws or violations of our internal policies designed to ensure ethical business practices.

We operate in a number of countries throughout the world, including in countries that do not have as strong a commitment to anti-corruption and ethical behavior that is required by U.S. laws or by corporate policies. We are subject to the risk that we, our U.S. employees or our employees located in other jurisdictions or any third parties such as our sales agents and distributors that we engage to do work on our behalf in foreign countries may take action determined to be in violation of anti-corruption laws in any jurisdiction in which we conduct business, including the FCPA and the Bribery Act of 2010, or the U.K. Anti-Bribery Act. In addition, we operate in certain countries in which the government may take an ownership stake in an enterprise and such government ownership may not be readily apparent, thereby increasing potential anti-corruption law violations. Any violation of the FCPA and U.K. Anti-Bribery Act or any similar anti-corruption law or regulation could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of operations in certain jurisdictions and might harm our business, financial condition or results of operations. In addition, we have internal ethics policies with which we require our employees to comply in order to ensure that our business is conducted in a manner that our management deems appropriate. If these anti-corruption laws or internal policies were to be violated, our reputation and operations could also be substantially harmed. Further, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

We are subject to export restrictions and laws affecting trade and investments, and the future sale of our MRIdian system may be further limited or prohibited in the future by a government agency or authority.

As a global company headquartered in the United States, our MRIdian system is subject to U.S. laws and regulations that may limit, restrict or require a license to export (and re-export from other countries) our MRIdian system and related product and technical information due to its use of hazardous materials, including Cobalt-60, lead and depleted uranium. We are also subject to the export and import laws of those foreign jurisdictions to which we sell or from which we re-export our MRIdian system. Compliance with these laws and regulations could significantly limit our operations and our sales in the future and failure to comply, even indirectly, could result in a range of penalties, including restrictions on exports of our MRIdian system for a specified time period, or forever, and severe monetary penalties. In certain circumstances, these restrictions may affect our ability to interact with any of our future foreign subsidiaries and otherwise limit our trade with third parties, including suppliers and customers, operating inside and outside the United States. In addition, if we introduce new products, we may need to obtain licenses or approvals from the United States and other governments to ship them into foreign countries. Failure to receive the appropriate approvals may mean that our commercial efforts and expenses related to such efforts may not result in any revenue, which could harm our business.

We depend on our information technology systems, and any failure of these systems could harm our business.

We depend on information technology and telecommunications systems for significant elements of our operations. We have developed propriety software for the management and operation of MRIdian by our customers. We have installed, and expect to expand, a number of enterprise software systems that affect a broad range of business processes and functional areas, including for example, systems handling human resources, financial controls and reporting, contract management, regulatory compliance and other infrastructure operations. In addition to the aforementioned business systems, we intend to extend the capabilities of both our preventative and detective security controls by augmenting the monitoring and alerting functions, the network design and the automatic countermeasure operations of our technical systems. These information technology and telecommunications systems support a variety of functions, including sales and marketing, manufacturing operations, customer service support, billing and reimbursement, research and development activities and general administrative activities.

Information technology and telecommunications systems are vulnerable to damage from a variety of sources, including telecommunications or network failures, malicious human acts and natural disasters. Moreover, despite network security and back-up measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Despite the precautionary measures we have taken to prevent unanticipated problems that could affect our information technology and telecommunications systems, failures or significant downtime of our information technology or telecommunications systems or those used by our third-party service providers could prevent us from providing maintenance and support services to our customers, conducting research and development activities and managing the administrative aspects of our business. Any disruption or loss of information technology or telecommunications systems on which critical aspects of our operations depend could harm our business.

Our operations are vulnerable to interruption or loss due to natural or other disasters, power loss, strikes and other events beyond our control.

We conduct a significant portion of our activities, including administration and data processing, at facilities located in California, Ohio and other areas that have experienced major earthquakes, tornadoes and other natural disasters. A major earthquake, tornado or other disaster (such as a major fire, hurricane, flood, tsunami, volcanic eruption or terrorist attack) affecting our facilities, or those of our suppliers, could significantly disrupt our operations, and delay or prevent product shipment or installation during the time required to repair, rebuild or replace our suppliers’ damaged manufacturing facilities; these delays could be lengthy and costly. If any of our customers’ facilities are negatively impacted by a disaster, shipments of MRIdian could be delayed. Additionally, customers may delay purchases of MRIdian until operations return to normal. Even if we are able to quickly respond to a disaster, the ongoing effects of the disaster could create some uncertainty in the operations of our business. In addition, our facilities may be subject to a shortage of available electrical power and other energy supplies. Any shortages may increase our costs for power and energy supplies or could result in blackouts, which could disrupt the operations of our affected facilities and harm our business. Further, MRIdian is typically shipped from a limited number of ports, and any disaster, strike or other event blocking shipment from these ports could delay or prevent shipments and harm our business. In addition, concerns about terrorism, the effects of a terrorist attack, political turmoil or an outbreak of epidemic diseases, such as ebola or influenza, could have a negative effect on our operations, those of our suppliers and customers and the ability to travel, which could harm our business, financial condition and results of operations.

Risks Related to Intellectual Property

Litigation or other proceedings or third-party claims of intellectual property infringement could require us to spend significant time and money and could prevent us from selling MRIdian or impact our stock price.

There is considerable intellectual property litigation and contested patent disputes in the medical device area. Third parties may, in the future, assert claims that we are employing their proprietary technology without authorization, including claims from competitors or from non-practicing entities that have no relevant product revenue and against whom our own patent portfolio may have no deterrent effect. As we continue to commercialize MRIdian in its current or an updated form, launch new products and enter new markets, we expect that competitors may claim that MRIdian infringes their intellectual property rights as part of business strategies designed to impede our successful commercialization and entry into new markets. Although we are presently unaware of any basis by which a third party would be justified in making such claims, in the future, we may receive letters or other threats or claims from third parties inviting us to take licenses under, or alleging that we infringe, their patents. Third parties may have obtained, and may in the future obtain, patents under which such third parties may claim that the use of our technologies constitutes patent infringement.

Moreover, we may become party to future adversarial proceedings regarding our patent portfolio or the patents of third parties. Such proceedings could include contested post-grant proceedings such as oppositions, inter partes review, reexamination, interference or derivation proceedings before the U.S. Patent and Trademark Office or foreign patent offices. The legal threshold for initiating litigation or contested proceedings is low, so that even lawsuits or proceedings with a low probability of success might be initiated. Litigation and contested proceedings can also be expensive and time-consuming, and our adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we can.

We could incur substantial costs and divert the attention of our management and technical personnel in defending ourselves against any of these claims or in any of such proceedings. Any adverse ruling or perception of an adverse ruling in defending ourselves against these claims could have a negative impact on our cash position and stock price. Furthermore, parties making claims against us may be able to obtain injunctive or other relief, which could block our ability to develop, commercialize and sell products, and could result in the award of substantial damages against us. In the event of a successful claim of infringement or misappropriation against us, we may be required to pay damages, obtain one or more licenses from third parties or be prohibited from selling certain products, all of which could have a negative impact on our cash position, business and financial condition.

In addition, we may be unable to obtain these licenses at a reasonable cost, if at all. We could therefore incur substantial costs related to royalty payments for licenses obtained from third parties, which could negatively affect our gross margins. Moreover, we could encounter delays in product introductions while we attempt to develop alternative methods or products. Defense of any lawsuit or adversarial proceeding or failure to obtain any of these licenses on favorable terms could prevent us from commercializing products, and the prohibition of sale of MRIdian or future products could impact our ability to grow and maintain profitability and harm our business.

If we are unable to adequately protect our proprietary technology or maintain issued patents that are sufficient to protect MRIdian, others could compete against us more directly, which could harm our business, financial condition and results of operations.

Our commercial success will depend in part on our success in obtaining and maintaining issued patents and other intellectual property rights in the United States and elsewhere and protecting our proprietary technology. If we do not adequately protect our intellectual property and proprietary technology, competitors may be able to use our technologies and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability.

We hold the exclusive worldwide license for certain patents and applications covering our combination of MRI and radiation therapy technologies. Specifically, we hold a license to two issued U.S. patents, two pending U.S. applications, 13 issued foreign patents (eight of which were issued in Great Britain, Germany, France and the Netherlands as a result of two applications filed and allowed through the European Patent Office) and five pending foreign applications at December 31, 2014. We own an additional five issued U.S. patents, one issued foreign patent, 16 pending U.S. patent applications and 48 pending foreign patent applications, and at December 31, 2014, three of our U.S. applications and four of our foreign applications were allowed. Assuming all required fees are paid, individual patents or applications owned or licensed by us will expire between 2025 and 2034. We also have a joint ownership interest with Case Western Reserve University in one U.S. patent application.

We cannot provide any assurances that any of our patents have, or that any of our pending patent applications that mature into issued patents will include, claims with a scope sufficient to protect MRIdian, any additional features we develop for MRIdian or any new products. Other parties may have developed technologies that may be related or competitive to our platform, may have filed or may file patent applications and may have received or may receive patents that overlap or conflict with our patent applications, either by claiming the same methods or devices or by claiming subject matter that could dominate our patent position. The patent positions of medical device companies, including our patent position, involve complex legal and factual questions, and, therefore, the issuance, scope, validity and enforceability of any patent claims that we may obtain cannot be predicted with certainty. Patents, if issued, may be challenged, deemed unenforceable, invalidated or circumvented. U.S. patents and patent applications may also be subject to supplemental examination or contested post-grant proceedings such as inter partes review, reexamination, interference or derivation proceedings before the U.S. Patent and Trademark Office and challenges in district court. Patents may be subjected to opposition, post-grant review or comparable proceedings lodged in various foreign, both national and regional, patent offices. These proceedings could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such proceedings may be costly. Thus, any patents that we may own or exclusively license may not provide any protection against competitors. Furthermore, an adverse decision in an interference proceeding can result in a third party receiving the patent right sought by us, which in turn could affect our ability to commercialize MRIdian.

Furthermore, though an issued patent is presumed valid and enforceable, its issuance is not conclusive as to its validity or its enforceability and it may not provide us with adequate proprietary protection or competitive advantages against competitors with similar products. Competitors may also be able to design around our patents. Other parties may develop and obtain patent protection for more effective technologies, designs or methods. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or trade secrets by consultants, suppliers, vendors, former employees and current employees. The laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States, and we may encounter significant problems in protecting our proprietary rights in these countries. If any of these developments were to occur, they each could have a negative impact on our sales.

Our ability to enforce our patent rights depends on our ability to detect infringement. It is difficult to detect infringers who do not advertise the components that are used in their products. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor’s or potential competitor’s product. Any litigation to enforce or defend our patent rights, even if we were to prevail, could be costly and time-consuming and would divert the attention of our management and key personnel from our business operations. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded if we were to prevail may not be commercially meaningful.

In addition, proceedings to enforce or defend our patents could put our patents at risk of being invalidated, held unenforceable or interpreted narrowly. Such proceedings could also provoke third parties to assert claims against us, including that some or all of the claims in one or more of our patents are invalid or otherwise unenforceable. If any of our patents covering MRIdian are invalidated or found unenforceable, our financial position and results of operations could be negatively impacted. In addition, if a court found that valid, enforceable patents held by third parties covered MRIdian, our financial position and results of operations could be harmed.

The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that:

■	any of our patents, or any of our pending patent applications, if issued, will include claims having a scope sufficient to protect MRIdian or any other products;

■	any of our pending patent applications will issue as patents;

■	we will be able to successfully commercialize MRIdian on a substantial scale, if approved, before our relevant patents expire;

■	we were the first to make the inventions covered by each of our patents and pending patent applications;

■	we were the first to file patent applications for these inventions;

■	others will not develop similar or alternative technologies that do not infringe our patents;

■	any of our patents will be found to ultimately be valid and enforceable;

■	any patents issued to us will provide a basis for an exclusive market for our commercially viable products, will provide us with any competitive advantages or will not be challenged by third parties;

■	we will develop additional proprietary technologies or products that are separately patentable; or

■	our commercial activities or products will not infringe upon the patents of others.

We rely upon unpatented trade secrets, unpatented know-how and continuing technological innovation to develop and maintain our competitive position, which we seek to protect, in part, by confidentiality agreements with our employees and our collaborators and consultants. We also have agreements with our employees and selected consultants that obligate them to assign their inventions to us and have non-compete agreements with some, but not all, of our consultants. It is possible that technology relevant to our business will be independently developed by a person that is not a party to such an agreement. Furthermore, if the employees and consultants who are parties to these agreements breach or violate the terms of these agreements, we may not have adequate remedies for any such breach or violation, and we could lose our trade secrets through such breaches or violations. Further, our trade secrets could otherwise become known or be independently discovered by our competitors.

If we are not able to meet the requirements of our license agreement with the University of Florida Research Foundation, Inc., we could lose access to the technologies licensed thereunder and be unable to manufacture, market or sell MRIdian.

We license patents and patent applications from the University of Florida Research Foundation, Inc., or UFRF, covering our combination of MRI and radiation therapy, and other key technologies, incorporated into MRIdian under a license agreement that requires us to pay royalties to UFRF. In addition, the license agreement obligates us to pursue an agreed development plan and to submit periodic reports and restricts our ability to take actions to defend the licensed patents. The license agreement terminates when the underlying patents expire in 2025, although UFRF has the right to unilaterally terminate the agreement if we do not meet our royalty payment obligations, including minimum royalty payments of $50 thousand per quarter, or if we fail to satisfy other development and commercialization obligations related to our utilization of the technology. If UFRF were to terminate the agreement or if we were to otherwise lose the ability to exploit the licensed patents, our competitive advantage could be reduced, we may not be able to find a source to replace the licensed technology and we may be prevented from selling MRIdian. The license agreement reserves to UFRF the initial right to defend or prosecute any claim arising with respect to the licensed technology. If UFRF does not vigorously defend the patents, we may be required to engage in expensive patent litigation to enforce our rights and any competitive advantage we have based on the licensed technology may be hampered. Any of these events could harm our business, financial condition and results of operations.

Recent changes in U.S. patent laws may limit our ability to obtain, defend or enforce our patents.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. The Leahy-Smith America Invents Act, or the Leahy-Smith Act, includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted and also affect patent litigation. The United States Patent Office recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, only became effective on March 16, 2013. The first to file provisions limit the rights of an inventor to patent an invention if not the first to file an application for patenting that invention, even if such invention was the first invention. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business.

However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the enforcement and defense of our issued patents. For example, the Leahy-Smith Act provides that an administrative tribunal known as the Patent Trial and Appeals Board, or PTAB, provides a venue for companies to challenge the validity of competitor patents at a cost that is much lower than district court litigation and on timelines that are much faster. Although it is not clear what, if any, long-term impact the PTAB proceedings will have on the operation of our business, the initial results of patent challenge proceedings before the PTAB since its inception in 2013 have resulted in the invalidation of many U.S. patent claims. The availability of the PTAB as a lower-cost, faster and potentially more potent tribunal for challenging patents could therefore increase the likelihood that our own patents will be challenged, thereby increasing the uncertainties and costs of maintaining and enforcing them. Moreover, if such challenges occur with regard to our UFRF-licensed patents, as indicated above, we have only limited rights to control the defense.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be harmed.

In addition to patent protection, we also rely upon copyright and trade secret protection, as well as non-disclosure agreements and invention assignment agreements with our employees, consultants and third parties, to protect our confidential and proprietary information. For example, significant elements of MRIdian are based on unpatented trade secrets and know-how that are not publicly disclosed. In addition to contractual measures, we try to protect the confidential nature of our proprietary information using physical and technological security measures. Such measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our competitive position could be harmed.

We may not be able to enforce our intellectual property rights throughout the world.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. This could make it difficult for us to stop the infringement of our patents, if obtained, or the misappropriation of our other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, we may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries.

Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain adequate protection for our technology and the enforcement of intellectual property.

Third parties may assert ownership or commercial rights to inventions we develop.

Third parties may in the future make claims challenging the inventorship or ownership of our intellectual property. We have written agreements with collaborators that provide for the ownership of intellectual property arising from our collaborations. These agreements provide that we must negotiate certain commercial rights with collaborators with respect to joint inventions or inventions made by our collaborators that arise from the results of the collaboration. In some instances, there may not be adequate written provisions to address clearly the resolution of intellectual property rights that may arise from a collaboration. If we cannot successfully negotiate sufficient ownership and commercial rights to the inventions that result from our use of a third-party collaborator’s materials where required, or if disputes otherwise arise with respect to the intellectual property developed with the use of a collaborator’s technology, we may be limited in our ability to capitalize on the market potential of these intellectual property rights. In addition, we may face claims by third parties that our agreements with employees, contractors or consultants obligating them to assign intellectual property to us are ineffective or in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and interfere with our ability to capture the commercial value of such intellectual property. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property or may lose our exclusive rights in that intellectual property. Either outcome could harm our business.

Third parties may assert that our employees or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets.

We employ individuals who were previously employed at universities or other medical device companies, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Risks Related to Regulatory Matters

MRIdian and our operations are subject to extensive government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements could harm our business.

MRIdian is a medical device that is subject to extensive regulation in the United States and elsewhere, including by the FDA and its foreign counterparts. The FDA and foreign regulatory agencies regulate, among other things, with respect to medical devices:

■	design, development and manufacturing;

■	testing, labeling, content and language of instructions for use and storage;

■	clinical trials;

■	product safety;

■	marketing, sales and distribution;

■	premarket clearance and approval;

■	record keeping procedures;

■	advertising and promotion;

■	recalls and field safety corrective actions;

■	post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury;

■	post-market approval studies; and

■	product import and export.

The regulations to which we are subject are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales.

In the United States, before we can market a new medical device, or a new use of, new claim for or significant modification to an existing product, we must first receive either clearance under Section 510(k) of the FDCA or approval of a premarket approval, or PMA, application from the FDA, unless an exemption applies. In the 510(k) clearance process, the FDA must determine that a proposed device is “substantially equivalent” to a device legally on the market, known as a “predicate” device, in order to clear the proposed device for marketing. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data are sometimes required to support substantial equivalence. In the PMA process, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, pre-clinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices.

Modifications to products that are approved through a PMA application generally require FDA approval. Similarly, certain modifications made to products cleared through a 510(k) may require a new 510(k) clearance. Both the PMA approval and the 510(k) clearance process can be expensive, lengthy and uncertain. The FDA’s 510(k) clearance process usually takes from three to 12 months, but can last longer. The process of obtaining a PMA is much more costly and uncertain than the 510(k) clearance process and generally takes from one to three years, or even longer, from the time the application is filed with the FDA. In addition, PMA generally requires the performance of one or more clinical trials. Despite the time, effort and cost, we cannot assure you that any particular device will be approved or cleared by the FDA. Any delay or failure to obtain necessary regulatory approvals could harm our business.

In the United States, we have obtained 510(k) premarket clearance from the FDA to market MRIdian for the provision of stereotactic radiosurgery and precision radiotherapy for lesions, tumors and conditions anywhere in the body where radiation treatment is indicated. An element of our strategy is to continue to upgrade MRIdian to incorporate new software and hardware enhancements. We expect that such upgrades, as well as other future modifications to MRIdian, may require new 510(k) clearance; however, future upgrades may be subject to the substantially more costly, time-consuming and uncertain PMA process. If the FDA requires us to go through a lengthier, more rigorous examination for future products or modifications to existing products than we had expected, product introductions or modifications could be delayed or canceled, which could cause our sales to decline.

The FDA can delay, limit or deny clearance or approval of a device for many reasons, including:

■	we may not be able to demonstrate to the FDA’s satisfaction that MRIdian is substantially equivalent to the proposed predicate device or safe and effective for its intended use;

■	the data from our pre-clinical studies and clinical trials may be insufficient to support clearance or approval, where required; and

■	the manufacturing process or facilities we use may not meet applicable requirements.

In addition, the FDA may change its clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions, which may prevent or delay approval or clearance of our future products under development or impact our ability to modify our currently cleared product on a timely basis. For example, in response to industry and healthcare provider concerns regarding the predictability, consistency and rigor of the 510(k) clearance process, the FDA initiated an evaluation, and in January 2011, announced several proposed actions intended to reform the clearance process. The FDA intends these reform actions to improve the efficiency and transparency of the clearance process, as well as bolster patient safety. In addition, as part of the Food and Drug Administration Safety and Innovation Act, or FDASIA, enacted in 2012, Congress reauthorized the Medical Device User Fee Amendments with various FDA performance goal commitments and enacted several “Medical Device Regulatory Improvements” and miscellaneous reforms, which are further intended to clarify and improve medical device regulation both pre- and post-clearance and approval. Some of these proposals and reforms could impose additional regulatory requirements upon us that could delay our ability to obtain new 510(k) clearances, increase the costs of compliance or restrict our ability to maintain our current clearances.

Even after we have obtained the proper regulatory clearance or approval to market a product, we have ongoing responsibilities under FDA regulations. The failure to comply with applicable regulations could jeopardize our ability to sell MRIdian and result in enforcement actions such as:

■	warning letters;

■	fines;

■	injunctions;

■	civil penalties;

■	termination of distribution;

■	recalls or seizures of products;

■	delays in the introduction of products into the market;

■	total or partial suspension of production;

■	refusal to grant future clearances or approvals;

■	withdrawals or suspensions of current clearances or approvals, resulting in prohibitions on sales of MRIdian; and

■	in the most serious cases, criminal penalties.

Any of these sanctions could result in higher than anticipated costs or lower than anticipated sales and harm our reputation, business, financial condition and results of operations.

In order to sell MRIdian in member countries of the European Economic Area, or EEA, MRIdian must comply with the essential requirements of the EU Medical Devices Directive (Council Directive 93/42/EEC). Compliance with these requirements is a prerequisite to be able to affix the Conformité Européene, or CE, mark to MRIdian, without which they cannot be sold or marketed in the EEA. To demonstrate compliance with the essential requirements we must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Except for low-risk medical devices (Class I with no measuring function and which are not sterile), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the essential requirements of the EU Medical Devices Directive, a conformity assessment procedure requires the intervention of an organization accredited by a Member State of the EEA to conduct conformity assessments, or a Notified Body. Depending on the relevant conformity assessment procedure, the Notified Body would typically audit and examine the technical file and the quality system for the manufacture, design and final inspection of our devices. The Notified Body issues a CE Certificate of Conformity following successful completion of a conformity assessment procedure conducted in relation to the medical device and its manufacturer and their conformity with the essential requirements. This certificate entitles the manufacturer to affix the CE mark to its medical devices after having prepared and signed a related EC Declaration of Conformity.

As a general rule, demonstration of conformity of medical devices and their manufacturers with the essential requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device (e.g., product labeling and instructions for use) are supported by suitable evidence. We received the CE mark for MRIdian in November 2014. If we fail to remain in compliance with applicable European laws and directives, we would not be able to continue to affix the CE mark to MRIdian, which would prevent us from selling MRIdian within the EEA. We will also need to obtain regulatory approval in other foreign jurisdictions in which we plan to market and sell MRIdian.

Modifications to MRIdian and our future products may require new 510(k) clearances or PMA approvals, or may require us to cease marketing or recall the modified products until clearances are obtained.

In the United States, we have obtained 510(k) premarket clearance from the FDA to market MRIdian for the provision of stereotactic radiosurgery and precision radiotherapy for lesions, tumors and conditions anywhere in the body where radiation treatment is indicated. Any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design or manufacture, requires a new 510(k) clearance or, possibly, approval of a PMA. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review any manufacturer’s decision. The FDA may not agree with our decisions regarding whether new clearances or approvals are necessary. We have made modifications to MRIdian in the past and have determined based on our review of the applicable FDA regulations and guidance that in certain instances new 510(k) clearances or PMA approvals were not required. We may make similar modifications or add additional features in the future that we believe do not require a new 510(k) clearance or approval of a PMA. If the FDA disagrees with our determination and requires us to submit new 510(k) notifications or PMA applications for modifications to our previously cleared products for which we have concluded that new clearances or approvals are unnecessary, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties.

Furthermore, the FDA’s ongoing review of the 510(k) clearance process may make it more difficult for us to make modifications to our previously cleared products, either by imposing more strict requirements on when a new 510(k) notification for a modification to a previously cleared product must be submitted, or applying more onerous review criteria to such submissions. For example, the FDA is currently reviewing its guidance describing when it believes a manufacturer is obligated to submit a new 510(k) for modifications or changes to a previously cleared device. The FDA is expected to issue revised guidance to assist device manufacturers in making this determination. It is unclear whether the FDA’s approach in this new guidance will result in substantive changes to existing policy and practice regarding the assessment of whether a new 510(k) is required for changes or modifications to existing devices. The FDA continues to review its 510(k) clearance process, which could result in additional changes to regulatory requirements or guidance documents, which could increase the costs of compliance or restrict our ability to maintain current clearances.

If treatment guidelines for cancer radiation therapies change or the standard of care evolves, we may need to redesign and seek new marketing authorization from the FDA for MRIdian.

If treatment guidelines for cancer radiation therapies or the standard of care evolves, we may need to redesign MRIdian and seek new clearances or approvals from the FDA for MRIdian. Our 510(k) clearance from the FDA is based on current treatment guidelines. If treatment guidelines change so that different treatments become desirable, the clinical utility of MRIdian could be diminished and our business could suffer. For example, competition by other forms of cancer treatment, in particular personalized medicine approaches in targeting drugs and biologics, could reduce the use of radiation therapy as a standard of care in certain indications.

The misuse or off-label use of MRIdian may harm our reputation in the marketplace, result in injuries that lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

Clinicians or physicians may misuse MRIdian or use improper techniques if they are not adequately trained, potentially leading to injury and an increased risk of product liability. If MRIdian is misused or used with improper technique, we may become subject to costly litigation by our customers or their patients. Product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizeable damage awards against us that may not be covered by insurance. In addition, any of the events described above could harm our business.

In addition, MRIdian has been cleared by the FDA for specific treatments. We train our marketing and direct sales force to not promote MRIdian for uses outside of the FDA-cleared indications for use, known as “off-label uses.” For example, MRIdian has not been indicated for diagnostic use. We cannot, however, prevent a physician from using MRIdian off-label, when in the physician’s independent professional medical judgment he or she deems it appropriate. There may be increased risk of injury to patients if physicians attempt to use MRIdian off-label. Furthermore, the use of MRIdian for indications other than those cleared by the FDA or approved by any foreign regulatory body may not effectively treat such conditions, which could harm our reputation in the marketplace among physicians and patients.

If the FDA or any foreign regulatory body determines that our promotional materials or training constitute promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance or imposition of an untitled letter, which is used for violators that do not necessitate a warning letter, injunction, seizure, civil fine or criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action under other regulatory authority, such as false claims laws, if they consider our business activities to constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil and administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs and the curtailment of our operations.

Our MRIdian systems may cause or contribute to adverse medical events that we are required to report to the FDA, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition and results of operations. The discovery of serious safety issues with our MRIdian systems, or a recall of our MRIdian systems either voluntarily or at the direction of the FDA or another governmental authority, could have a negative impact on us.

We are subject to the FDA’s medical device reporting regulations and similar foreign regulations, which require us to report to the FDA when we receive or become aware of information that reasonably suggests that MRIdian may have caused or contributed to a death or serious injury or malfunctioned in a way that, if the malfunction were to recur, it could cause or contribute to a death or serious injury. The timing of our obligation to report is triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events of which we become aware within the prescribed timeframe. We may also fail to recognize that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of MRIdian. If we fail to comply with our reporting obligations, the FDA could take action, including warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, revocation of our device clearance, seizure of MRIdian or delay in clearance of future products.

The FDA and foreign regulatory bodies have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture of a product or in the event that a product poses an unacceptable risk to health. The FDA’s authority to require a recall must be based on a finding that there is reasonable probability that the device could cause serious injury or death. We may also choose to voluntarily recall a product if any material deficiency is found. A government-mandated or voluntary recall by us could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing defects, labeling or design deficiencies, packaging defects or other deficiencies or failures to comply with applicable regulations. For example, in January 2014, we initiated a correction of the system at Washington University in St. Louis due to a defect we identified in an advanced software feature in the treatment planning system of MRIdian. We promptly updated our software to resolve this defect and notified the FDA of this correction, but the FDA has not formally classified this correction as a recall. We cannot assure you that similar product defects or other errors will not occur in the future. Recalls involving MRIdian could be particularly harmful to our business, financial condition and results of operations because it is currently our only product.

Companies are required to maintain certain records of recalls and corrections, even if they are not reportable to the FDA. We may initiate voluntary withdrawals or corrections for MRIdian in the future that we determine do not require notification of the FDA. If the FDA disagrees with our determinations, it could require us to report those actions as recalls and we may be subject to enforcement action. A future recall announcement could harm our reputation with customers, potentially lead to product liability claims against us and negatively affect our sales.

If we or our distributors do not obtain and maintain international regulatory registrations or approvals for MRIdian, we will not be able to market and sell MRIdian outside of the United States.

Sales of our devices outside the United States are subject to foreign regulatory requirements that vary widely from country to country. In addition, the FDA regulates exports of medical devices from the United States. While the regulations of some countries may not impose barriers to marketing and selling MRIdian or only require notification, others require that we or our distributors obtain the approval of a specified regulatory body. We have applied for and received regulatory approval in Europe, the United Arab Emirates and Italy, where regulatory approval is required in addition to the CE mark, and are seeking regulatory approval to market MRIdian in China, Japan, Taiwan, Russia, Hong Kong, Turkey and Korea. We currently have orders to deliver MRIdian to customers in the United States, Taiwan, Korea, Italy and the United Arab Emirates, which we include in our backlog due to the status of each sales order and our regulatory approval processes in these countries. Complying with foreign regulatory requirements, including obtaining registrations or approvals, can be expensive and time-consuming, and we cannot be certain that we or our distributors will receive regulatory approvals in each country in which we plan to market MRIdian or that we will be able to do so on a timely basis. The time required to obtain registrations or approvals, if required by other countries, may be longer than that required for FDA clearance, and requirements for such registrations or approvals may significantly differ from FDA requirements. If we modify MRIdian, we or our distributors may need to apply for additional regulatory approvals before we are permitted to sell the modified product. In addition, we may not continue to meet the quality and safety standards required to maintain the authorizations that we or our distributors have received. If we or our distributors are unable to maintain our authorizations in a particular country, we will no longer be able to sell MRIdian in that country, which could harm our business.

Regulatory approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one or more foreign regulatory authorities does not ensure approval by regulatory authorities in other foreign countries or by the FDA. However, a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others.

We must manufacture MRIdian in accordance with federal and state regulations, and we could be forced to recall our installed systems or terminate production if we fail to comply with these regulations.

The methods used in, and the facilities used for, the manufacture of MRIdian must comply with the FDA’s Quality System Regulation, or QSR, which is a complex regulatory scheme that covers the procedures and documentation of the design, testing, production, process controls, quality assurance, labeling, packaging, handling, storage, distribution, installation, servicing and shipping of MRIdian. Furthermore, we are required to verify that our suppliers maintain facilities, procedures and operations that comply with our quality and applicable regulatory requirements. The FDA enforces the QSR through periodic announced or unannounced inspections of medical device manufacturing facilities, which may include the facilities of subcontractors. MRIdian is also subject to similar state regulations and various laws and regulations of foreign countries governing manufacturing.

We cannot guarantee that we or any subcontractors will take the necessary steps to comply with applicable regulations, which could cause delays in the delivery of MRIdian. In addition, failure to comply with applicable FDA requirements or later discovery of previously unknown problems with MRIdian or manufacturing processes could result in, among other things:

■	warning letters or untitled letters;

■	fines, injunctions or civil penalties;

■	suspension or withdrawal of approvals or clearances;

■	seizures or recalls of MRIdian;

■	total or partial suspension of production or distribution;

■	administrative or judicially imposed sanctions;

■	FDA’s refusal to grant pending or future clearances or approvals for MRIdian;

■	clinical holds;

■	refusal to permit the import or export of MRIdian; and

■	criminal prosecution of us or our employees.

Any of these actions could significantly and negatively impact supply of MRIdian. If any of these events occurs, our reputation could be harmed, we could be exposed to product liability claims and we could lose customers and suffer reduced revenue and increased costs.

Legislative or regulatory reforms in the United States or the EU may make it more difficult and costly for us to obtain regulatory clearances or approvals for MRIdian or to produce, market or distribute MRIdian after clearance or approval is obtained.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulation of medical devices or the reimbursement thereof. In addition, the FDA or Nuclear Regulatory Commission, or NRC, regulations and guidance are often revised or reinterpreted by the FDA or NRC in ways that may significantly affect our business and our MRIdian systems. For example, in response to industry and healthcare provider concerns regarding the predictability, consistency and rigor of the 510(k) clearance process, the FDA initiated an evaluation, and in January 2011, announced several proposed actions intended to reform the clearance process. In addition, as part of FDASIA, Congress reauthorized the Medical Device User Fee Amendments with various FDA performance goal commitments and enacted several “Medical Device Regulatory Improvements” and miscellaneous reforms, which are further intended to clarify and improve medical device regulation both pre- and post-clearance or approval. Any new statutes, regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of any future products or make it more difficult to manufacture, market or distribute MRIdian or future products. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require:

■	additional testing prior to obtaining clearance or approval;

■	changes to manufacturing methods;

■	recall, replacement or discontinuance of MRIdian or future products; or

■	additional record keeping.

Any of these changes could require substantial time and cost and could harm our business and our financial results.

In September 2012, the European Commission published proposals for the revision of the EU regulatory framework for medical devices. The proposal would replace the EU Medical Devices Directive and the Active Implantable Medical Devices Directive with a new regulation (the Medical Devices Regulation). Unlike the Directives that must be implemented into national laws, the Regulation would be directly applicable in all EEA Member States and so is intended to eliminate current national differences in regulation of medical devices.

In October 2013, the European Parliament approved a package of reforms to the European Commission’s proposals. Under the revised proposals, only designated “special notified bodies” would be entitled to conduct conformity assessments of high-risk devices. These special notified bodies will need to notify the European Commission when they receive an application for a conformity assessment for a new high-risk device. The European Commission will then forward the notification and the accompanying documents on the device to the Medical Devices Coordination Group, or MDCG (a new, yet to be created, body chaired by the European Commission, and representatives of EEA Member States), for an opinion. These new procedures may result in a longer or more burdensome assessment of our new products.

If adopted, the Medical Devices Regulation is expected to enter into force sometime in 2015 and become applicable three years thereafter. In its current form it would, among other things, also impose additional reporting requirements on manufacturers of high-risk medical devices, impose an obligation on manufacturers to appoint a “qualified person” responsible for regulatory compliance and provide for more strict clinical evidence requirements.

Our business involves the use of hazardous materials and we and our third-party manufacturers must comply with environmental laws and regulations, which may be expensive and restrict how we do business.

Our third-party manufacturers’ activities and our own activities involve the controlled storage, use and disposal of hazardous materials, including Cobalt-60, lead and depleted uranium. We and our manufacturers are subject to federal, state, local and foreign laws and regulations governing the use, generation, manufacture, storage, handling and disposal of these hazardous materials. We currently carry no insurance specifically covering environmental claims relating to the use of hazardous materials, but we do reserve funds to address these claims at both the federal and state levels. Although we believe that our safety procedures for handling and disposing of these materials and waste products comply with the standards prescribed by these laws and regulations, we cannot eliminate the risk of accidental injury or contamination from the use, storage, handling or disposal of hazardous materials. In the event of an accident, state or federal or other applicable authorities may curtail our use of these materials and interrupt our business operations. In addition, if an accident or environmental discharge occurs, or if we discover contamination caused by prior operations, including by prior owners and operators of properties we acquire, we could be liable for cleanup obligations, damages and fines. If such unexpected costs are substantial, this could significantly harm our financial condition and results of operations.

If we are found to have violated laws protecting the confidentiality of patient health information, we could be subject to civil or criminal penalties, which could increase our liabilities and harm our reputation or our business.

There are a number of federal and state laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information.

In particular, the U.S. Department of Health and Human Services has promulgated rules governing the privacy and security of individually identifiable health information under the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, or HIPAA. These privacy and security rules protect medical records and other personal health information by limiting their use and disclosure, giving individuals the right to access, amend and seek accounting of their own health information, limiting most uses and disclosures of health information to the minimum amount reasonably necessary to accomplish the intended purpose, and requiring administrative, technical and physical safeguards. Although we are not a covered entity under HIPAA, we have entered into agreements with certain covered entity customers, such as health care providers, under which we are considered to be a “business associate” under HIPAA. As a business associate, we are contractually bound and may also be directly responsible under HIPAA, as amended by HITECH, to implement policies, procedures and reasonable and appropriate security measures to protect any individually identifiable health information we may create, receive, maintain or transmit on behalf of covered entities. We may also be subject to state laws protecting the confidentiality of medical records where those state laws have stricter provisions than HIPAA. Our failure to protect or secure any individually identifiable health information received on behalf of customers could subject us to civil and criminal liability, including the imposition of monetary fines, and adverse publicity, and could harm our business and impair our ability to attract new customers.

We are subject to federal and state fraud and abuse laws and health information privacy and security laws, which, if violated, could subject us to substantial penalties. Additionally, any challenge to or investigation into our practices under these laws could cause adverse publicity and be costly to respond to, and thus could harm our business.

There are numerous U.S. federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback, false claims and physician transparency laws. Our relationships with providers and hospitals are subject to scrutiny under these laws. We may also be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:

■	the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce either the referral of an individual or furnishing or arranging for a good or service, for which payment may be made, in whole or in part, under federal healthcare programs, such as Medicare and Medicaid;

■	federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false or fraudulent;

■	HIPAA, which created federal criminal statutes that prohibit, among other things, executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;

■	the federal physician sunshine requirements under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively referred to as the Affordable Care Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies to report annually to the U.S. Department of Health and Human Services information related to payments and other transfers of value to physicians, which is defined broadly to include other healthcare providers and teaching hospitals and ownership and investment interests held by physicians and their immediate family members;

■	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payor, including commercial insurers;

■	state laws that require device companies to comply with the industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; and

■	state laws that require device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures.

These laws, among other things, constrain our business, marketing and other promotional activities by limiting the kinds of financial arrangements, including sales programs, we may have with hospitals, physicians or other potential purchasers of medical devices. We have a variety of arrangements with our customers that could implicate these laws. Due to the breadth of these laws, the narrowness of statutory exceptions and safe harbors available, and the range of interpretations to which they are subject to, it is possible that some of our current or future practices might be challenged under one or more of these laws. Even an unsuccessful challenge or investigation into our practices could cause adverse publicity, and be costly to respond to, and thus could harm our business, financial condition and results of operations.

In addition, recent healthcare reform legislation has strengthened these laws. For example, the Affordable Care Act, among other things, amends the intent requirement of the federal Anti-Kickback Statute and certain criminal healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of these statutes or specific intent to violate them to have committed a violation. Moreover, the Affordable Care Act provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including administrative, civil and criminal penalties, damages, fines, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, imprisonment and the curtailment or restructuring of our operations, any of which could negatively impact our ability to operate our business and our results of operations.

Healthcare policy changes, including recently enacted legislation reforming the U.S. healthcare system, could harm our cash flows, financial condition and results of operations.

In March 2010, the Affordable Care Act was enacted in the United States, which made a number of substantial changes in the way healthcare is financed by both governmental and private insurers. Among other things, the Affordable Care Act:

■	requires each medical device manufacturer to pay a sales tax equal to 2.3% of the price for which such manufacturer sells its medical devices;

■	establishes a new Patient-Centered Outcomes Research Institute to oversee and identify priorities in comparative clinical effectiveness research in an effort to coordinate and develop such research;

■	implements payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models; and

■	establishes an Independent Payment Advisory Board that will submit recommendations to reduce Medicare spending if projected Medicare spending exceeds a specified growth rate.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and will remain in effect through 2024 unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for MRIdian or additional pricing pressure.

Risks Related to This Offering and Ownership of Our Common Stock

The price of our common stock may be volatile, and you may not be able to resell your shares at or above the initial public offering price.

The initial public offering price for the shares of our common stock sold in this offering will be determined by negotiation between the underwriters and us. This price may not reflect the market price of our common stock following this offering. You may be unable to sell your shares of common stock at or above the initial public offering price due to fluctuations in the market price of our common stock. Factors that could cause volatility in the market price of our common stock include, but are not limited to:

■	actual or anticipated fluctuations in our financial condition and operating results;

■	actual or anticipated changes in our growth rate relative to our competitors;

■	commercial success and market acceptance of MRIdian;

■	success of our competitors in discovering, developing or commercializing products;

■	ability to commercialize or obtain regulatory approval for MRIdian, or delays in commercializing or obtaining regulatory approval;

■	strategic transactions undertaken by us;

■	additions or departures of key personnel;

■	product liability claims;

■	prevailing economic conditions;

■	disputes concerning our intellectual property or other proprietary rights;

■	FDA or other U.S. or foreign regulatory actions affecting us or the healthcare industry;

■	healthcare reform measures in the United States;

■	sales of our common stock by our officers, directors or significant stockholders;

■	future sales or issuances of equity or debt securities by us;

■	business disruptions caused by earthquakes, tornadoes or other natural disasters; and

■	issuance of new or changed securities analysts’ reports or recommendations regarding us.

In addition, the stock markets in general, and the markets for medical device companies in particular, have experienced extreme volatility that have been often unrelated to the operating performance of the issuer. These broad market fluctuations may negatively impact the price or liquidity of our common stock. In the past, when the price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the issuer. If any of our stockholders were to bring such a lawsuit against us, we could incur substantial costs defending the lawsuit and the attention of our management would be diverted from the operation of our business.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, Section 102 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. An “emerging growth company” can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Future sales of our common stock or securities convertible or exchangeable for our common stock may cause our stock price to decline.

If our existing stockholders or optionholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and legal restrictions on resale discussed in this prospectus lapse, the price of our common stock could decline. The perception in the market that these sales may occur could also cause the price of our common stock to decline. Based on shares of common stock outstanding at December 31, 2014, upon the consummation of this offering, we will have outstanding a total of 14,517,355 shares of common stock, assuming no exercise of the underwriters’ option to purchase additional shares of common stock. Of these shares, the 4,000,000 shares of common stock sold by us in this offering, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares of common stock, plus 11,312 shares held by an existing stockholder, will be freely tradable without restriction, unless held by our affiliates, in the public market immediately following this offering.

After the lock-up agreements expire, 10,506,043 shares of common stock will be eligible for sale in the public market, subject to volume limitations under Rule 144 under the Securities Act, with respect to shares held by directors, executive officers and other affiliates. The underwriters may, however, in their sole discretion, permit our directors, our executive officers and other stockholders and the holders of our outstanding options who are subject to the lock-up agreements to sell shares prior to the expiration of the lock-up agreements. Sales of these shares, or perceptions that they will be sold, could cause the price of our common stock to decline.

In addition, based on the number of shares subject to outstanding awards under our 2008 Stock Option and Incentive Plan, or 2008 Plan, or available for issuance thereunder, at December 31, 2014, and including the initial reserves under our 2015 Equity Incentive Award Plan, or 2015 Plan, 1,685,301 shares of common stock that are either subject to outstanding options, outstanding but subject to vesting or reserved for future issuance under the 2008 Plan or 2015 Plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. We also plan to file a registration statement permitting shares of common stock issued in the future pursuant to the 2008 Plan and 2015 Plan to be freely resold by plan participants in the public market, subject to the lock-up agreements, applicable vesting schedules and, for shares held by directors, executive officers and other affiliates, volume limitations under Rule 144 under the Securities Act. The 2015 Plan contains provisions for the annual increase of the number of shares reserved for issuance under such plan, as described elsewhere in this prospectus, which shares we also intend to register. If the shares we may issue from time to time under the 2008 Plan or 2015 Plan are sold, or if it is perceived that they will be sold, by the award recipients in the public market, the price of our common stock could decline.

Certain holders of approximately 10.3 million shares of common stock, including shares issuable upon exercise of our convertible preferred stock warrant, will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up agreements described above. See the section titled “Description of Capital Stock—Registration Rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Sales of such shares could also cause the price of our common stock to decline.

If there is no viable public market for our common stock, you may not be able to sell your shares at or above the initial public offering price.

Prior to this offering, there has been no public market for our common stock, and we cannot assure you that a regular trading market will develop and continue after this offering or that the price of our common stock will not decline below the initial public offering price. The initial public offering price will be determined through negotiations between us and the underwriters and may not be indicative of the price of our common stock following this offering. Among the factors to be considered in such negotiations will be prevailing market conditions, certain of our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. See the section titled “Underwriting” for additional information.

Investors in this offering will suffer immediate and substantial dilution of their investment.

If you purchase common stock in this offering, you will pay more for your shares than our pro forma as adjusted net tangible book value per share. Based upon an assumed initial public offering price of $13.00 per share, the midpoint of the range on the cover page of this prospectus, you will incur immediate and substantial dilution of $9.32 per share, representing the difference between our assumed initial public offering price and our pro forma as adjusted net tangible book value per share. Based upon the assumed initial public offering price of $13.00 per share, purchasers of common stock in this offering will have contributed approximately 26% of the aggregate purchase price paid by all purchasers of our stock and will own approximately 28% of our common stock outstanding after this offering. For information on how the foregoing amounts were calculated, see the section titled “Dilution.”

To the extent outstanding stock options or warrants are exercised, there will be further dilution to new investors.

We have issued options to acquire common stock and a warrant to acquire convertible preferred stock (which, upon consummation of this offering, will be exercisable for shares of common stock) at prices significantly below the assumed initial offering price. At December 31, 2014, there were 1,428,099 shares of common stock subject to outstanding options with a weighted-average exercise price of $2.27 per share. At December 31, 2014, there were 43,103 shares of convertible preferred stock subject to an outstanding warrant with an exercise price of $17.40 per share. To the extent that these outstanding options or the convertible preferred stock warrant are ultimately exercised, you will incur further dilution, and our stock price may decline.

Our operating results for a particular period may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause our stock price to fluctuate or decline.

We expect our operating results to be subject to fluctuations. Our operating results will be affected by numerous factors, including:

■	variations in the level of expenses related to MRIdian or future development programs;

■	level of underlying demand for MRIdian and any other products we develop;

■	addition or termination of clinical trials or funding support;

■	receipt, modification or termination of government contracts or grants, and the timing of payments we receive under these arrangements;

■	our execution of any collaborative, licensing or similar arrangements, and the timing of payments we may make or receive under these arrangements;

■	any intellectual property infringement lawsuit or opposition, interference or cancellation proceeding in which we may become involved; and

■	regulatory developments affecting MRIdian or our competitors.

If our operating results for a particular period fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Furthermore, any fluctuations in our operating results may, in turn, cause the price of our common stock to fluctuate substantially. We believe that comparisons of our financial results from various reporting periods are not necessarily meaningful and should not be relied upon as an indication of our future performance.

We will have broad discretion in the use of the net proceeds from this offering and may invest or spend the proceeds in ways which you do not agree or that may not yield a return.

We discuss our plan for the use of the net proceeds of this offering in the sections titled “Use of Proceeds” and “Business.” However, within the scope of our plan, and in light of the various risks to our business that are set forth in this section, our management will have broad discretion over the use of the net proceeds from this offering. Because of the number and variability of factors that will determine our use of such proceeds, you may not agree with how we allocate or spend the proceeds from this offering. We may pursue collaborations or clinical trials that do not result in an increase in the market value of our common shares and that may increase our losses. Our failure to allocate and spend the net proceeds from this offering effectively could harm our business, financial condition and results of operations. Until the net proceeds are used, they may be placed in investments that do not produce significant investment returns or that may lose value.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Based on the beneficial ownership of our common stock at December 31, 2014, after this offering, our officers and directors, together with holders of 5% or more of our outstanding common stock before this offering and their respective affiliates, will beneficially own approximately 69% of our common stock, assuming no exercise of the underwriters’ option to purchase additional shares of common stock. Certain of our existing institutional investors, including investors affiliated with certain of our directors, have indicated an interest in purchasing an aggregate of up to approximately $17.0 million in shares of our common stock in this offering at the initial public offering price. Any such purchases, if completed, would be made on the same terms as the shares that are sold to the public generally and not pursuant to any pre-existing contractual rights or obligations. If such investors purchase all shares they have indicated interests in purchasing, our executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates will beneficially own approximately 77% of our outstanding voting stock upon the closing of this offering (based on the assumed initial public offering price of $13.00 per share and assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options). Accordingly, these stockholders will continue to have significant influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction. The interests of these stockholders may not be the same as or may even conflict with your interests. For example, these stockholders could delay or prevent a change in control of the company, even if such a change in control would benefit our other stockholders, which could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of the company or our assets and might affect the prevailing price of our common stock. The significant concentration of stock ownership may negatively impact the price of our common stock due to investors’ perception that conflicts of interest may exist or arise.

Provisions of our charter documents or Delaware law could delay or prevent an acquisition of the company, even if the acquisition would be beneficial to our stockholders, which could make it more difficult for you to change management.

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective upon the consummation of this offering may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. In addition, these provisions may frustrate or prevent any attempt by our stockholders to replace or remove our current management by making it more difficult to replace or remove our board of directors. These provisions include:

■	a classified board of directors so that not all directors are elected at one time;

■	a prohibition on stockholder action through written consent;

■	no cumulative voting in the election of directors;

■	the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director;

■	a requirement that special meetings of stockholders be called only by the board of directors, the chairman of the board of directors, the chief executive officer or, in the absence of a chief executive officer, the president;

■	an advance notice requirement for stockholder proposals and nominations;

■	the authority of our board of directors to issue preferred stock with such terms as our board of directors may determine; and

■	a requirement of approval of not less than 66 2⁄3% of all outstanding shares of our capital stock entitled to vote to amend any bylaws by stockholder action, or to amend specific provisions of our certificate of incorporation.

In addition, Delaware law prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person who, together with its affiliates, owns, or within the last three years has owned, 15% or more of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Accordingly, Delaware law may discourage, delay or prevent a change in control of the company. Furthermore, our amended and restated certificate of incorporation will specify that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for most legal actions involving actions brought against us by stockholders. We believe this provision benefits us by providing increased consistency in the application of Delaware law by chancellors particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, the provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in such action.

Provisions in our charter documents and other provisions of Delaware law could limit the price that investors are willing to pay in the future for shares of our common stock.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future; therefore, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

We have never declared or paid cash dividends on our common stock. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. In addition, our current loan and security agreement with Hercules contains, and our future loan arrangements may contain, terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on the company. If no securities or industry analysts commence coverage of the company, the price for our common stock could be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our stock price could decline. In addition, if our operating results fail to meet the forecast of analysts, our stock price could decline. If one or more of these analysts cease coverage of the company or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our stock price and trading volume to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

■	market acceptance of MRI-guided radiation therapy;

■	the benefits of MRI-guided radiation therapy;

■	our ability to successfully sell and market MRIdian in our existing and expanded geographies;

■	the performance of MRIdian in clinical settings;

■	competition from existing technologies or products or new technologies and products that may emerge;

■	the pricing and reimbursement of MRI-guided radiation therapy;

■	the implementation of our business model and strategic plans for our business and MRIdian;

■	the scope of protection we are able to establish and maintain for intellectual property rights covering MRIdian;

■	our ability to obtain regulatory approval in targeted markets for MRIdian;

■	estimates of our future revenue, expenses, capital requirements and our need for additional financing;

■	our financial performance;

■	our expectations related to the use of proceeds from this offering;

■	developments relating to our competitors and the healthcare industry; and

■	other risks and uncertainties, including those listed under the section titled “Risk Factors.”

These forward-looking statements are based on management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management’s beliefs and assumptions and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section titled “Risk Factors” and elsewhere in this prospectus. Potential investors are urged to consider these factors carefully in evaluating the forward-looking statements. These forward-looking statements speak only as of the date of this prospectus. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

MARKET, INDUSTRY AND OTHER DATA

This prospectus also contains estimates, projections and other information concerning our industry, our business and the market for MRI-guided radiation therapy, including data regarding the estimated size of this market, its projected growth rate and physician, hospital and patient data, as well as data regarding market research, estimates and forecasts prepared by our management. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources. In some cases, we do not expressly refer to the sources from which these data are derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph are derived from the same sources, unless otherwise expressly stated or the context otherwise requires.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of 4,000,000 shares of common stock in this offering will be approximately $45.0 million at an assumed initial public offering price of $13.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds will be approximately $52.2 million after deducting the underwriting discount and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $3.7 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering by approximately $12.1 million, assuming the assumed initial public offering price remains the same and after deducting the underwriting discount.

We currently intend to use our existing cash and the net proceeds that we will receive from this offering as follows:

■	approximately $18.0 to $25.0 million to support the ongoing commercialization of MRIdian, including, sales and marketing activities, manufacturing and supply chain management, installation, customer support and product quality; and

■	approximately $17.0 to $20.0 million to fund research and development capital and expenses related to continued product development activities; and

■	the remainder for general corporate purposes, including working capital.

We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our intended uses of the net proceeds from this offering, although it may impact the amount of time prior to which we may need to seek additional capital.

We believe opportunities may exist from time to time to expand our current business through acquisitions or in-licenses of complementary companies or technologies. While we have no current agreements, commitments or understandings for any specific acquisitions or in-licenses at this time, we may use a portion of the net proceeds for these purposes.

Our management will have broad discretion over the use of the net proceeds from this offering. The amounts and timing of our expenditures will depend upon numerous factors, including:

■	personnel costs to support our product development and commercialization efforts;

■	the outcomes of our research and development efforts;

■	the timing of regulatory approvals for MRIdian in foreign countries; and

■	our operations as a public company.

Pending the use of the proceeds from this offering, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities, certificates of deposit or government securities.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. In addition, under the terms of our loan and security agreement with Hercules Technology Growth Capital, Inc. and Hercules Technology III, L.P., or together, Hercules, we may not declare or pay any cash dividends or distributions without the consent of Hercules, subject to certain exceptions. Any future determination related to dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant. Our future ability to pay cash dividends on our common stock may be limited by the terms of any future debt or preferred securities.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization at December 31, 2014 on:

■	an actual basis;

■	a pro forma basis to give effect to:

■	the issuance and sale of 54,591 shares of Series C convertible preferred stock and the receipt of net proceeds of $900 thousand in January 2015 and the issuance and sale of 862,068 shares of Series C convertible preferred stock and the receipt of net proceeds of $14.7 million in February 2015;

■	the conversion of all outstanding shares of convertible preferred stock into 10,212,447 shares of common stock immediately prior to the consummation of this offering;

■	the reclassification of the convertible preferred stock warrant liability into additional paid-in capital; and

■	the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the consummation of this offering; and

■	a pro forma as adjusted basis to give further effect to the pro forma adjustments set forth above and the sale by us of 4,000,000 shares of common stock in this offering at an assumed initial public offering price of $13.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.

The unaudited pro forma as adjusted information below is illustrative only, and cash and cash equivalents, total stockholders’ (deficit) equity and total capitalization following the consummation of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read the information in this table together with our financial statements and related notes included elsewhere in this prospectus and the information set forth in the sections titled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	At December 31, 2014
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except share and per share amounts)
Cash and cash equivalents	$11,129	$26,679	$71,639

Long-term debt, current and noncurrent portion	$14,642	$14,642	$14,642
Convertible preferred stock warrant liability	138	–	–
Convertible preferred stock, par value $0.01 per share: 74,460,997 shares authorized, 10,212,447 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	145,110	–	–
Stockholders’ (deficit) equity:
Preferred stock, par value $0.01 per share: no shares authorized, issued or outstanding, actual; 5,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	–	–	–
Common stock, par value $0.01 per share: 88,000,000 shares authorized, 304,908 shares issued and outstanding, actual; 88,000,000 shares authorized, 10,517,355 shares issued and outstanding, pro forma; 250,000,000 shares authorized, 14,517,355 shares issued and outstanding pro forma as adjusted	3	105	145
Additional paid-in capital	1,420	162,116	207,036
Accumulated deficit	(152,046)	(152,046)	(152,046)

Total stockholders’ (deficit) equity	(150,623)	10,175	55,135

Total capitalization	$9,267	$24,817	$69,777

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit), and total capitalization by approximately $3.7 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering by approximately $12.1 million, assuming the assumed initial public offering price remains the same and after deducting the underwriting discount. If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity, and total capitalization would increase by approximately $7.3 million, after deducting the underwriting discount, and we would have shares of common stock issued and outstanding, pro forma as adjusted.

The pro forma outstanding share information in the table above is based on 10,517,355 shares of common stock outstanding at December 31, 2014 and excludes the following:

■	1,428,099 shares of common stock issuable upon the exercise of outstanding stock options at December 31, 2014, with a weighted-average exercise price of $2.27 per share;

■	43,103 shares of common stock issuable upon the exercise of an outstanding convertible preferred stock warrant at December 31, 2014, with an exercise price of $17.40 per share;

■	99,198 shares of common stock reserved for issuance pursuant to future awards under the 2008 Stock Option and Incentive Plan at December 31, 2014, which will become available for issuance under the 2015 Equity Incentive Award Plan after consummation of this offering;

■	1,586,207 shares of common stock reserved for issuance pursuant to future awards under the 2015 Equity Incentive Award Plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan, which will become effective immediately prior to the effectiveness of the registration statement to which this prospectus relates, from which we will grant option awards exercisable for 415,954 shares of common stock at an exercise price equal to the initial public offering price set forth on the cover of this prospectus upon the pricing of this offering, of which 322,433 shares will be awarded to certain of our executive officers and directors; and

■	96,007 shares of common stock reserved for issuance pursuant to future awards under our 2015 Employee Stock Purchase Plan, which will become effective immediately prior to the effectiveness of the registration statement to which this prospectus relates.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Our pro forma net tangible book value at December 31, 2014 was $8.5 million, or $0.81 per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets less the amount of our total liabilities and divided by the total number of shares of common stock outstanding at December 31, 2014, after giving effect to (1) the issuance and sale of 54,591 shares of Series C convertible preferred stock and the receipt of net proceeds of $900 thousand in January 2015 and the issuance and sale of 862,068 shares of Series C convertible preferred stock and the receipt of net proceeds of $14.7 million in February 2015; (2) the conversion of all outstanding shares of convertible preferred stock into an aggregate of 10,212,447 shares of common stock immediately prior to the consummation of this offering; (3) the reclassification of the convertible preferred stock warrant liability into additional paid-in capital; and (4) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the consummation of this offering.

After giving effect to the sale of 4,000,000 shares of common stock in this offering at an assumed initial public offering price of $13.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at December 31, 2014 would have been $53.5 million, or $3.68 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $2.87 per share to existing stockholders and an immediate dilution of $9.32 per share to investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$13.00
Pro forma net tangible book value per share at December 31, 2014	$0.81
Increase in pro forma net tangible book value per share attributable to investors in this offering	2.87

Pro forma as adjusted net tangible book value per share after this offering		3.68

Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$9.32

Each $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $0.26 (0.25), respectively, and the dilution to new investors by $0.74 (0.75), respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us. Similarly, an increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) the pro forma as adjusted net tangible book value by $0.54 (0.62), respectively, per share and the dilution to new investors by $(0.54) 0.62, respectively, per share, assuming the assumed initial public offering price, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount.

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be $4.02 per share, and the dilution in pro forma as adjusted net tangible book value per share to investors in this offering would be $8.98 per share.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

The following table summarizes, at December 31, 2014, the differences between the number of shares of common stock purchased from us, after giving effect to the conversion of the convertible preferred stock into common stock, the total cash consideration paid and the average price per share paid by existing stockholders and by our new investors purchasing shares in this offering at the assumed initial public offering price of $13.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, before deducting the underwriting discount and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
	(in thousands)
Existing stockholders(1)	10,517	72.4%	$147,197	73.9%	$14.00
New investors(1)	4,000	27.6	52,000	26.1	13.00

Total	14,517	100.0%	$199,197	100.0%

(1)	Certain of our existing institutional investors have indicated an interest in purchasing an aggregate of up to approximately $17.0 million in shares of our common stock in this offering at the initial public offering price. The presentation in this table regarding ownership by existing stockholders does not give effect to any purchases in this offering by such investors. See the footnotes to the beneficial ownership table in “Principal Stockholders” for more details.

Each $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors by $4.0 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own 69.6% and our new investors would own 30.4% of the total number of shares of common stock outstanding after this offering.

The above table and discussions are based on 10,517,355 shares of common stock outstanding at December 31, 2014 and excludes:

■	1,428,099 shares of common stock issuable upon the exercise of outstanding stock options at December 31, 2014, with a weighted-average exercise price of $2.27 per share;

■	43,103 shares of common stock issuable upon the exercise of an outstanding convertible preferred stock warrant at December 31, 2014, with an exercise price of $17.40 per share;

■	99,198 shares of common stock reserved for issuance pursuant to future awards under the 2008 Stock Option and Incentive Plan at December 31, 2014, which will become available for issuance under the 2015 Equity Incentive Award Plan after consummation of this offering;

■

1,586,207 shares of common stock reserved for issuance pursuant to future awards under the 2015 Equity Incentive Award Plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan, which will become effective immediately prior to the effectiveness of the registration statement to which this prospectus relates, from which we will grant option awards exercisable for 415,954 shares of common stock at an exercise price equal to the initial public offering price set forth on the cover of this prospectus upon the pricing of this offering, of which 322,433 shares will be awarded to certain of our executive officers and directors; and

■	96,007 shares of common stock reserved for issuance pursuant to future awards under our 2015 Employee Stock Purchase Plan, which will become effective immediately prior to the effectiveness of the registration statement to which this prospectus relates.

SELECTED FINANCIAL DATA

You should read the following selected financial data together with our financial statements and the related notes included elsewhere in this prospectus and the information set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The selected financial data included in this section are not intended to replace the financial statements and the related notes included elsewhere in this prospectus.

We derived the selected statement of operations data for the years ended December 31, 2013 and 2014 and the balance sheet data at December 31, 2013 and 2014 from our audited financial statements appearing elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.

	Year Ended December 31,
	2013	2014
	(in thousands, except share and per share amounts)
Statement of Operations Data:
Revenue:
Product	$2,253	$5,988
Service	12	411
Grant	894	–

Total revenue	3,159	6,399
Cost of revenue:
Product	8,173	8,176
Service	14	975

Total cost of revenue	8,187	9,151

Gross margin	(5,028)	(2,752)
Operating expenses:
Research and development(1)	8,780	9,404
Selling and marketing(1)	3,781	4,681
General and administrative(1)	9,508	14,742

Total operating expenses	22,069	28,827

Loss from operations	(27,097)	(31,579)
Interest income	4	1
Interest expense	(97)	(2,243)
Other income (expense), net	(32)	21

Loss before provision for income taxes	(27,222)	(33,800)
Provision for income taxes	–	–

Net loss	$(27,222)	$(33,800)

Cumulative dividends on convertible preferred stock	$(2,898)	$–
Deemed capital contribution on conversion of Series C convertible preferred stock into common stock	8,783	–
Deemed dividend on convertible preferred stock extinguishment	(6,863)	–
Deemed capital contribution on repurchase of Series A convertible preferred stock	–	9

Net loss attributable to common stockholders	$(28,200)	$(33,791)

Net loss per share attributable to common stockholders, basic and diluted(2)	$(102.90)	$(112.66)

Weighted-average common shares used in computing net loss per share attributable to common stockholders, basic and diluted(2)	274,064	299,938

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)		$(3.87)

Weighted-average common shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)		8,729,651

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,
	2013	2014
	(in thousands)
Research and development	$29	$85
Selling and marketing	9	15
General and administrative	181	218

Total stock-based compensation expense	$219	$318

(2)	See Note 15 to our audited financial statements for an explanation of the method used to calculate actual and pro forma basic and diluted net loss per share attributable to common stockholders.

	At December 31,
	2013	2014
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$26,529	$11,129
Total assets	37,665	34,105
Deferred revenue, current and noncurrent portion	553	7,361
Long-term debt, current and noncurrent portion	14,384	14,642
Total liabilities	24,778	39,618
Convertible preferred stock warrant liability	158	138
Convertible preferred stock	130,037	145,110
Total stockholder’s deficit	(117,150)	(150,623)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition and results of operations together with the section titled “Selected Financial Data” and our financial statements and related notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Risk Factors.”

Company Overview

We design, manufacture and market MRIdian, the first and only MRI-guided radiation therapy system to image and treat cancer patients simultaneously. MRI is a broadly used imaging tool that has the ability to differentiate between types of soft tissue clearly, unlike X-ray or computed tomography, or CT, which are the most commonly used imaging technologies in radiation therapy today. MRIdian integrates MRI technology, radiation delivery and our proprietary software to locate, target and track the location and shape of soft-tissue tumors while radiation is delivered. These capabilities allow MRIdian to accurately deliver radiation to the tumor while reducing the amount delivered to healthy tissue, as compared to other radiation therapy treatments today. We believe this leads to improved patient outcomes and reduced side effects from off-target radiation delivery.

We received initial 510(k) marketing clearance from the FDA for our treatment planning and delivery software in January 2011 and for MRIdian in May 2012. We also received permission to affix the CE mark in November 2014, allowing MRIdian to be sold within the European Economic Area. At December 31, 2014, over 100 patients had received radiation treatment on MRIdian systems at three cancer centers located at Washington University in St. Louis, University of California, Los Angeles and the University of Wisconsin—Madison.

We currently market MRIdian through a direct sales force in the United States and distributors in the rest of the world. We market MRIdian to a broad range of worldwide customers, including university research and teaching hospitals, community hospitals, private practices, government institutions and freestanding cancer centers. Our sales and revenue cycle varies based on the customer and can be lengthy, sometimes lasting up to 18 to 24 months or more from initial customer contact to sales contract execution. Following execution of a sales contract, it generally takes nine to 12 months for a customer to customize an existing facility or construct a new vault. Upon the commencement of installation at a customer’s facility, it typically takes two to three months to complete the installation and on-site testing of the system, including the completion of acceptance test procedures.

We generated product and service revenue of $2.3 million in 2013 and $6.4 million in 2014 and had net losses of $27.2 million in 2013 and $33.8 million in 2014. At December 31, 2014, we had 10 signed orders representing backlog value of $54.7 million, of which we expect to recognize approximately 40% to 60% as revenue in 2015 representing four to six MRIdian systems.

We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We expect our expenses will increase substantially in connection with our ongoing activities, as we:

■	add personnel to support our product development and commercialization efforts;

■	continue our research and development efforts;

■	seek regulatory approval for MRIdian in foreign countries; and

■	operate as a public company.

Accordingly, we may seek to fund our operations through public or private equity or debt financings or other sources. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements as and when needed would have a negative impact on our financial condition and our ability to develop enhancements to and integrate new technologies into MRI-guided radiation therapy systems.

Backlog

We define backlog as the accumulation of all orders for which revenue has not been recognized and we consider valid. Backlog includes customer deposits received which are recorded as a liability on the balance sheet. Orders may be revised or cancelled according to their terms or upon mutual agreement between the parties. Therefore, it is difficult to predict with certainty the amount of backlog that will ultimately result in revenue. The determination of backlog includes objective and subjective judgment about the likelihood of an order contract becoming revenue. We perform a quarterly review of backlog to verify that outstanding orders in backlog remain valid, and based upon this review, orders that are no longer expected to result in revenue are removed from backlog. Our criteria include an outstanding and effective written agreement for the delivery of a MRIdian signed by customers, receipt of a minimum customer deposit or a letter of credit, any changes in customer or distributor plans or financial conditions, the customer’s or distributor’s continued intent and ability to fulfill the order contract, changes to regulatory requirements, the status of regulatory approval required in the customer’s jurisdiction, if any, or reasons for cancellation of order contracts.

In 2013, we executed new sales contracts with a total value of $17.4 million, and in 2014 we executed new sales contracts with a total value of $37.6 million. At December 31, 2014, we had 10 signed sales contracts for MRIdian systems in backlog with a total value of $54.7 million, of which we expect to recognize approximately 40% to 60% as revenue in 2015 representing four to six MRIdian systems.

Components of Statements of Operations

Revenue

Product Revenue. Product revenue consists of sales of MRIdian systems, as well as optional components, such as additional planning workstations and body coils.

Following execution of a sales contract, it generally takes nine to 12 months for a customer to customize an existing facility or construct a new vault. Upon the commencement of installation at a customer’s facility, it typically takes two to three months to complete the installation and on-site testing of the system, including the completion of acceptance test procedures. On-site training takes approximately one week and can be conducted concurrent with installation and acceptance testing. Sales contracts generally include customer deposits upon execution of the agreement, and in certain cases, additional amounts due at shipment or commencement of installation, and final payment due generally upon customer acceptance.

Service Revenue. We generally offer maintenance service at no cost to customers to cover parts, labor and maintenance for one to two years. In addition, we offer multi-year, post-installation maintenance and support contracts that provide various levels of service support, which enables our customers to select the level of on-going support services, including parts and labor, which they require. These post-installation contracts are for a period of one to five years and provide services ranging from 24/7 on-site parts, labor and preventative maintenance to labor only with a longer response time. We also offer technology upgrades to our MRIdian systems, when and if available, for an additional fee. Service revenue is recognized on a straight-line basis over the term during which the contracted services are provided.

Grant Revenue. We were awarded grants by the State of Ohio for up to $2.8 million to support the initial development of MRIdian in Ohio. We received payments for cost reimbursement of allowable expenditures and payments for the achievement of certain milestones under these grants in return for over a contractually defined period. These payments are nonrefundable. These grants generally provided us with fixed payments over a contractually defined period of research. Grant revenues were recognized as certain milestones were achieved and as the associated expenses were incurred and billed to grantors. The grants expired in April 2013.

Cost of Revenue

Product Cost of Revenue. Product cost of revenue primarily consists of the cost of materials, installation and services associated with the manufacture and installation of MRIdian systems, as well as medical device excise tax and royalty payments to the University of Florida Research Foundation. Product cost of revenue also includes lower of cost or market inventory, or LCM, adjustments if the carrying value of the inventory is greater than its net realizable value. For strategic reasons, we sold our initial MRIdian systems prior to the receipt of FDA marketing clearance at prices lower than our projected costs to manufacture and install. As we accumulated materials, installation and other costs for these systems, we regularly assessed the carrying value of the related inventory value and recorded charges, or LCM adjustments, to reduce inventory to the lower of cost and net realizable value. The remaining realizable value of inventory was charged to product cost of revenue as those initial sites were completed and accepted. This resulted in LCM charges of $4.6 million in 2013 and $0.6 million in 2014. During 2013 and 2014, LCM charges increased as we progressed with the initial installations of three MRIdian systems, and we expect our LCM charges to decrease as we raise our selling prices and reduce our manufacturing costs.

We expect our materials, installation and service costs to decrease as we continue to scale our operations, improve product designs and work with our third-party suppliers to lower costs.

Service Cost of Revenue. Service cost of revenue is comprised primarily of personnel costs, training and travel expenses to service and maintenance of installed MRIdian systems. Service cost of revenue also includes the costs of replacement parts under maintenance and support contracts.

Operating Expenses

Research and Development. Research and development expenses consist primarily of compensation and related costs for personnel, including stock-based compensation, employee benefits and travel. Other significant research and development costs arise from development, manufacturing and commercialization of MRIdian. These costs consist of third-party consulting services, laboratory supplies, research materials, medical equipment, computer equipment and licensed technology, and related depreciation and amortization. We expense research and development expenses as incurred. As we continue to invest in improving MRIdian and developing new technologies, we expect research and development expenses to increase in absolute dollars.

Selling and Marketing. Selling and marketing expenses consist primarily of compensation and related costs for personnel, including stock-based compensation, employee benefits and travel associated with our selling and marketing organization, including our direct sales force and sales management and our marketing and customer support personnel. Selling and marketing expenses also include costs related to trade shows and marketing programs. We expense selling and marketing costs as incurred. We expect selling and marketing expenses to increase in future periods as we expand our sales force and our marketing and customer support organization and increase our participation in trade shows and marketing programs.

General and Administrative. Our general and administrative expenses consist primarily of compensation and related costs for personnel, including stock-based compensation, employee benefits and travel, for our finance, human resources, regulatory and other administrative personnel. In addition, general and administrative expenses include third-party consulting, legal, audit, accounting services, quality and regulatory functions and facilities costs, and gain or loss on the disposal of property and equipment. We expect general and administrative expenses to increase in absolute dollars following the consummation of this offering due to additional legal, accounting, insurance, investor relations and other costs associated with being a public company, as well as other costs associated with growing our business.

Interest Income

Interest income consists primarily of interest income received on our cash and cash equivalents.

Interest Expense

Interest expense consists primarily of interest and amortization of the debt discount related to our convertible promissory notes issued in 2014 and long-term debt with Hercules Technology III, L.P. and Hercules Technology Growth Capital, Inc., or together, Hercules.

Other Income (Expense), Net

Other income (expense), net consists primarily of foreign currency exchange gains and losses and changes in the fair value of a convertible preferred stock warrant.

The outstanding convertible preferred stock warrant is re-measured to fair value at each balance sheet date with the corresponding gain or loss from the adjustment recorded as a component of other income (expense), net. We will continue to record adjustments to the fair value of the convertible preferred stock warrant until the earlier of the exercise, the expiration of the convertible preferred stock warrant or the conversion of the underlying convertible preferred stock into common stock, including upon consummation of this offering, at which time the liability will be reclassified to stockholders’ deficit.

Results of Operations

The following tables set forth our results of operations for the periods presented:

	Year Ended December 31,
	2013	2014
	(in thousands)
Statement of Operations Data:
Revenue:
Product	$2,253	$5,988
Service	12	411
Grant	894	–

Total revenue	3,159	6,399
Cost of revenue:
Product	8,173	8,176
Service	14	975

Total cost of revenue	8,187	9,151

Gross margin	(5,028)	(2,752)
Operating expenses:
Research and development	8,780	9,404
Selling and marketing	3,781	4,681
General and administrative	9,508	14,742

Total operating expenses	22,069	28,827

Loss from operations	(27,097)	(31,579)
Interest income	4	1
Interest expense	(97)	(2,243)
Other income (expense), net	(32)	21

Loss before provision for income taxes	(27,222)	(33,800)
Provision for income taxes	–	–

Net loss	$(27,222)	$(33,800)

Comparison of the Years Ended December 31, 2013 and 2014

Revenue

	Year Ended December 31,
	2013	2014	Change
	(in thousands)
Product revenue	$2,253	$5,988	$3,735
Service revenue	12	411	399
Grant revenue	894	–	(894)

Total revenue	$3,159	$6,399	$3,240

Total revenue in 2014 increased $3.2 million compared to 2013, primarily due to an increase in product revenue of $3.7 million and an increase in service revenue of $0.4 million, partially offset by a $0.9 million decrease in grant revenue.

Product Revenue. Product revenue in 2014 increased $3.7 million compared to 2013. This increase was due to the acceptance of a MRIdian system at each of University of California, Los Angeles and the University of Wisconsin—Madison in 2014, partially offset by the acceptance of a MRIdian system at Washington University in St. Louis in 2013.

Service Revenue. Service revenue in 2014 increased $0.4 million compared to 2013. This increase was due to maintenance service revenue recognized for the MRIdian system installed at Washington University in St. Louis in 2013 and the MRIdian system installed at each of University of California, Los Angeles and the University of Wisconsin—Madison in 2014.

Cost of Revenue

	Year Ended December 31,
	2013	2014	Change
	(in thousands)
Product cost of revenue	$8,173	$8,176	$3
Service cost of revenue	14	975	961

Total cost of revenue	$8,187	$9,151	$964

Product Cost of Revenue. The change in product cost of revenue in 2014 was insignificant compared to 2013. Product cost of revenue in 2013 consisted of $3.6 million in inventory costs related to customer acceptance of a MRIdian system at Washington University in St. Louis and LCM adjustments of $4.6 million. In 2014, product cost of revenue consisted primarily of the release of inventory costs of $5.6 million for accepted MRIdian systems at University of California, Los Angeles and University of Wisconsin–Madison, additional site preparation and installation costs incurred in 2014 of $2.0 million and LCM adjustments of $0.6 million. The LCM adjustments in 2014 decreased $4.0 million compared to 2013 as a result of increase in the selling prices of our MRIdian system and decrease in our product costs through a continued effort to improve product design and supply chain management.

We currently expect that margins on current orders will continue this trend and show improvements from historic margins. We expect to achieve cost savings of approximately $1.0 million per current system from the initial MRIdian systems installed in 2013 and 2014. We believe that the combination of higher system prices and lower projected inventory costs as we increase our sales volume and leverage our supplier relationships will enable us to continue to improve our margins.

Service Cost of Revenue. Service cost of revenue in 2014 increased $0.9 million, compared to 2013. The increase in service cost of revenue was due to the provisioning of services for the MRIdian system installed at each of Washington University in St. Louis, University of California, Los Angeles and University of Wisconsin–Madison.

Operating Expenses

	Year Ended December 31,
	2013	2014	Change
	(in thousands)
Research and development	$8,780	$9,404	$624
Selling and marketing	3,781	4,681	900
General and administrative	9,508	14,742	5,234

Total operating expenses	$22,069	$28,827	$6,758

Research and Development. Research and development expenses in 2014 increased $0.6 million, or 7%, compared to 2013. This increase was primarily attributable to a $0.7 million increase in project material costs and a $0.2 million increase in travel expenses, offset by a $0.2 million decrease in grant project contractor expense due to the expiration of the State of Ohio grant in April 2013.

Selling and Marketing. Selling and marketing expenses in 2014 increased $0.9 million, or 24%, compared to 2013. This increase was primarily attributable to a $0.3 million increase in travel-related expenses to promote international sales, a $0.2 million increase in trade show expenses, a $0.2 million increase in public relations and website redesign expenses and a $0.1 million increase in marketing consultant expenses.

General and Administrative. General and administrative expenses in 2014 increased $5.2 million, or 55%, compared to 2013. This increase was primarily attributable to a $1.3 million increase in accounting and legal fees, a $1.2 million increase in travel expenses, a $1.2 million increase in personnel and related costs as a result of higher employee headcount, and a $1.0 million increase in regulatory consulting expenses. The change was also attributable to a $0.5 million increase in rent and facility expenses due to our new office lease in Mountain View, California, which commenced during the third quarter of 2014.

Interest Expense

	Years Ended December 31,
	2013	2014	Change
	(in thousands)
Interest expense	$(97)	$(2,243)	$(2,146)

Interest expense increased $2.1 million in 2014, which was primarily due to the long-term debt we incurred in December 2013.

Other Income (Expense), Net

	Years Ended December 31,
	2013	2014	Change
	(in thousands)
Other income (expense), net	$(32)	$21	$53

Other income (expense), net in 2014 consisted primarily of the change in fair value of our convertible preferred stock warrant liability.

Liquidity and Capital Resources

Since our inception in 2004 as a Florida corporation, we have incurred significant net losses and negative cash flows from operations. In 2013 and 2014, we had net losses of $27.2 million and $33.8 million, respectively. At December 31, 2014, we had an accumulated deficit of $152.0 million.

At December 31, 2014, we had cash and cash equivalents of $11.1 million. To date, we have financed our operations principally through private placements of our convertible preferred stock, issuances of convertible promissory notes and receipts of customer deposits for new orders and payments from customers for systems installed. Through December 31, 2014, we have received net proceeds of $129.5 million from the issuance of shares of our convertible preferred stock. We expect that our existing cash and cash equivalents, together with cash receipts from sales of MRIdian systems and the net proceeds from this offering, will enable us to conduct our planned operations for at least the next 12 months.

We could potentially use our available financial resources sooner than we currently expect, and we may incur additional indebtedness to meet future financing needs. Adequate additional funding may not be available to us on acceptable terms or at all. In addition, although we anticipate being able to obtain additional financing through non-dilutive means, we may be unable to do so. Our failure to raise capital as and when needed could have significant negative consequences for our business, financial condition and results of operations. Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth in the section titled “Risk Factors.”

The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,
	2013	2014
	(in thousands)
Cash used in operating activities	$(25,371)	$(27,469)
Cash used in investing activities	(1,593)	(2,603)
Cash provided by financing activities	49,395	14,672

Operating Activities

We have historically experienced negative cash outflows as we developed MRIdian and continued to expand our business. Our net cash used in operating activities primarily results from our net loss adjusted for non-cash expenses and changes in working capital components as we have grown our business, and is influenced by the timing of cash payments for inventory purchase and cash receipts from our customers. Our primary source of cash flow from operating activities is cash receipts from customers including sales of MRIdian systems and, to a lesser extent, by up-front payments from customers. Our primary uses of cash from operating activities are amounts due to vendors for purchased components and employee-related expenditures. Our cash flows from operating activities will continue to be affected principally by our working capital requirements and the extent to which we build up our inventory balances and increase spending on personnel and other operating activities as our business grows.

During 2014, operating activities used $27.5 million in cash, primarily as a result of our net loss of $33.8 million offset by $4.0 million net change in our operating assets and liabilities, and aggregate non-cash charges of $2.3 million. The net change in our operating assets and liabilities was primarily the result of higher accounts payable, customer deposits and deferred revenue balances, offset by higher deferred costs and accounts receivable balances, increased purchases of inventory, and decreases in accrued expenses and other long-term liabilities. The increase in accounts payable of $3.2 million was due to timing of payments as a result of the growth in our business. The increase in accounts receivable of $0.7 million and the increase in customer deposits and deferred revenue of $10.1 million was primarily due to revenue and new sales order growth in 2014. These changes were offset by a $4.7 million increase in deferred costs and a $3.8 million increase in inventory and deposits on purchased inventory due to installations of MRIdian systems. The decrease of $0.2 million in accrued expenses and other long-term liabilities was mainly due to $1.5 million payment of our accrued purchase commitments, offset by a $1.3 million increase in accrued expenses and other long-term liabilities attributable to higher accrued personnel costs due to growth in headcount, higher accrued sales tax and medical device excise tax liabilities, and increase in accrued interest as a result of debt incurred in December 2013. Non-cash charges primarily included $1.0 million for depreciation and amortization, $0.3 million for stock-based compensation, $0.6 million of LCM adjustments related to the reduction of the carrying value of inventory to its net realizable value and $0.4 million for amortization of debt discount and accrued interest related to our 2014 convertible promissory notes and debt incurred in December 2013.

During 2013, operating activities used $25.4 million in cash, primarily as a result of our net loss of $27.2 million and a $4.3 million net change in our operating assets and liabilities, which was partially offset by aggregate non-cash charges of $6.1 million. The net change in our operating assets and liabilities was primarily the result of increased purchases of inventory and lower accounts payable, offset by increase in accrued expenses and other long-term liabilities. The increase in inventory of $5.2 million and deposits on purchased components of $0.9 million was mainly due to the installation of

MRIdian systems. The decrease in accounts payable of $0.7 million was due to timing differences in making payments when compared to December 31, 2012. These changes were offset by a $2.1 million increase in accrued expenses and other long-term liabilities attributable to higher accrued personnel costs due to growth in headcount. Non-cash charges primarily included $1.1 million for depreciation and amortization and $4.6 million of LCM adjustments related to the reduction of the carrying value of inventory to its net realizable value.

Investing Activities

Cash used in investing activities during 2014 of $2.6 million primarily resulted from capital expenditures to purchase property and equipment of $2.0 million and an increase in restricted cash of $0.6 million.

Cash used in investing activities during 2013 of $1.6 million primarily resulted from capital expenditures to purchase property and equipment of $1.2 million and to purchase an intellectual property license of $0.5 million.

Financing Activities

During 2014, financing activities provided $14.7 million in cash primarily from the net proceeds related to the issuance of convertible promissory notes of $9.9 million and net proceeds from the issuance of convertible preferred stock of $5.0 million.

During 2013, financing activities provided $49.4 million in cash from the net proceeds related to the issuance of convertible preferred stock of $34.9 million, net of issuance costs, and net proceeds of $14.5 million related to the term loan we entered into with Hercules in December 2013.

Contractual Obligations

Our contractual commitments will have an impact on our future liquidity. The following table summarizes our contractual obligations at December 31, 2014, which represent contractually committed future obligations.

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in thousands)
Operating leases	$5,091	$1,086	$2,219	$1,786	$–
Principal payments on long-term debt(1)	15,000	5,493	9,507	–	–
Interest payments on long-term debt	2,772	1,335	1,437	–	–
Purchase obligations(2)	11,274	11,274	—	—	—

Total minimum payments	$34,137	$19,188	$13,163	$1,786	$–

(1)	Excludes a $240 thousand note payable to Cuyahoga County, Ohio in connection with the renovation of our Oakwood Village, Ohio headquarters.
(2)	Represents cancellable purchase obligations at December 31, 2014.

Operating Lease Obligations

We are obligated under operating leases for office space and office equipment. Our Oakwood Village, Ohio lease runs through October 2017, with an option to extend the term through October 2027. Our Mountain View, California lease runs through November 2019. We are responsible for our share of increases in costs incurred by the landlords in the operation, maintenance, repair and management of these two properties.

Credit Facility

In December 2013, we entered into a Loan and Security Agreement, or the Term Loan, with Hercules for $15.0 million, which was outstanding at December 31, 2013 and 2014. Borrowings under the Term Loan bear cash interest at the greater of the annual prime rate plus 7.0% or 10.25%, which was 10.25% at December 31, 2013 and 2014. In addition, borrowings under the Term Loan bear deferred payment in-kind interest at 1.5% per annum. Interest only payments began in January 2014, with monthly principal and interest payments beginning on January 1, 2015 (subject to deferral to July 1, 2015 upon meeting certain conditions), with the entire balance of the Term Loan to be paid in full by the June 1, 2017 maturity date. The Term Loan is subject to a prepayment penalty of 5% on the outstanding balance during the first 12 months following the funding of the Term Loan and 1% on the outstanding balance thereafter until the maturity date. The loan is secured by essentially all of our assets and limits our ability with respect to additional indebtedness, investments or dividends, among other things, subject to customary exceptions.

Unsecured Convertible Promissory Notes

In August 2014, we entered into a Convertible Promissory Note Agreement, or the Convertible Note Agreement, with a majority of our current investors to sell unsecured convertible promissory notes in an aggregate principal amount of $10.0 million with the option to raise an additional $1.5 million, or 2014 Notes. We received gross proceeds of $3.9 million in August 2014 and $6.1 million in November 2014 under the Convertible Note Agreement. The 2014 Notes carried a simple interest rate of 8% per annum and were subordinated in right of payment to all of our other indebtedness. The 2014 Notes were to mature in November 2015 unless previously converted. The Convertible Note Agreement provided for the conversion of the 2014 Notes at the option of the majority investors, and at any time, into shares of Series C convertible preferred stock at the then applicable conversion price. In December 2014, the holders of the 2014 Notes opted to convert the outstanding principal and accrued interest of $10.2 million into 584,675 shares of Series C convertible preferred stock at a price of $17.40 per share in accordance with the terms of the Convertible Note Agreement. At December 31, 2014, the 2014 Notes were no longer outstanding. In addition, the option to raise an additional $1.5 million under the Convertible Note Agreement expired unexercised in December 2014 and no additional 2014 Notes will be issued under this agreement.

Purchase Commitments

We had no non-cancellable purchase commitments at December 31, 2014.

In the ordinary course of business, we enter into contracts for the purchase of inventory with long lead times. Such contracts are generally cancellable. However, in the event of cancellation, we may forfeit any deposit.

Letters of Credit

In February 2010, in connection with our regulatory obligations to the State of Ohio Department of Health, we entered into a standby letter of credit with PNC Bank, National Association, or PNC, for $103 thousand to provide certification of financial assistance for decommissioning Cobalt-60 radioactive materials. In April 2011, in connection with contractual obligations with a customer, we entered into a standby letter of credit with PNC for $350 thousand. In February 2014, the letter of credit was cancelled. In July 2014, in connection with our Mountain View, California lease, we entered into a standby letter of credit with PNC for $450 thousand. In December 2014, as a performance guarantee in connection with the contractual obligations with a distributor, we entered into a standby letter of credit with PNC for $500 thousand. At December 31, 2014, we had an aggregate of $1.1 million of outstanding letters of credit.

Off-Balance Sheet Arrangements

During 2013 and 2014, we did not have any off-balance sheet arrangements as defined by applicable SEC regulations.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates. We do not hold or issue financial instruments for trading purposes.

Interest Rate Risk

Our cash and cash equivalents primarily consist of highly liquid checking and money market funds. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of the interest rates in the United States. However, because of the short-term nature of the instruments in our portfolio, a sudden change in market interest rates would not be expected to have a material impact on our financial statements.

Borrowings under our long-term debt agreements have fixed interest rates and, in one instance, a partially variable interest rate. Our Term Loan has a variable interest rate of the greater of prime plus 7.0% or 10.25%. While the Term Loan has been outstanding, the actual interest rate has been 10.25%. Accordingly, a hypothetical 100-basis point decrease in interest rates would not have an impact on our borrowings or results of operations. However, a hypothetical 100-basis point increase in interest rates would have increased the related interest expense by approximately $0.2 million in 2014 and would have had an immaterial impact on our results of operations for 2013 due to the short period of time the loan was outstanding during 2013.

Foreign Currency Risk

The majority of our international sales contracts are denominated in U.S. dollars. However, we pay certain of our suppliers in a foreign currency under the terms of their supply agreements, and we may pay other suppliers in the future in foreign currency. We do not currently engage in any hedging transactions.

JOBS Act Accounting Election

We are an “emerging growth company” within the meaning of the JOBS Act. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies that are not emerging growth companies.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

We believe that the assumptions and estimates have the greatest potential impact on our financial statements. Therefore, we consider these to be our critical accounting policies and estimates. For further information on all of our significant accounting policies, see the notes to our financial statements.

Revenue Recognition

Revenue recognition for systems that we install generally occurs when the customer acknowledges that the system operates in accordance with our standard product specifications, the customer accepts the installed unit and we transfer title and risk of loss to the customer. Service revenue is recognized on a straight-line basis over the term during which contracted services are provided. We use judgment to estimate revenue allocations from sales arrangements with multiple deliverables between the product and service revenue. In situations where a deliverable in a multi-element arrangement has a value to the customer on a stand-alone basis, we are required to allocate the fair value of the various elements based on the selling price of each element. The principal deliverables consist of (i) sale of MRIdian systems, which generally includes installation, site preparation and software, and (ii) product support, which includes extended service and maintenance. We determine selling prices using vendor specific objective evidence, or VSOE, if it exists, or third-party evidence, or TPE. If neither VSOE or TPE exists for a deliverable, we use best estimated selling price, or BESP. We allocate revenue to multiple elements generally using the relative fair values as determined by BESP. We regularly review VSOE, TPE and BESP for all of our products and services.

We also receive payments for cost reimbursement of allowable expenditures and payments for the achievement of certain milestones under government grants in return for qualifying property and equity purchases and research and development activities over a contractually defined period. These payments are nonrefundable. Government grants generally provide us with fixed payments and a contractually defined period of research. Grant revenues are recognized as associated expenses incurred and are billed to grantors in conjunction with the terms of the grants.

Stock-Based Compensation

Stock-based compensation expense is measured and recognized in the financial statements based on the fair value of the awards granted. The fair value of each option award is estimated on the grant date using the Black-Scholes option-pricing model. Stock-based compensation expense is recognized, net of forfeitures, over the requisite service periods of the awards, which is generally four years.

Our use of the Black-Scholes option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, expected term of the option, expected volatility of the price of our common stock, risk-free interest rates and the expected dividend yield of our common stock. The assumptions used in our option-pricing model represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.

These assumptions and estimates are as follows:

Fair Value of Common Stock. As our stock is not publicly traded, we must estimate the fair value of common stock, as discussed in “Common Stock Valuations” below.

Expected Term. The expected term represents the period that our option awards are expected to be outstanding. We consider several factors in estimating the expected term of options granted, including the expected lives used by a peer group of companies within our industry that we consider to be comparable to our business and the historical option exercise behavior of our employees, which we believe is representative of future behavior.

Expected Volatility. As we do not have a trading history for our common stock, the expected stock price volatility for our common stock was estimated by taking the average historic price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the stock option grants. Industry peers consist of several public companies in our industry, which were the same as the comparable companies used in the common stock valuation analysis. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be used in the calculation.

Risk-Free Interest Rate. We base the risk-free interest rate on the yields of zero coupon U.S. Treasury securities with maturities similar to the term of employee stock option awards.

Expected Dividend Yield. We have never declared or paid any cash dividends on common stock and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

During 2013 and 2014, stock-based compensation expense was $219 thousand and $318 thousand, respectively. As of December 31, 2014, we had $682 thousand of total unrecognized stock-based compensation costs, net of estimated forfeitures, which we expect to recognize over a weighted-average period of 2.9 years.

Common Stock Valuations. The fair value of the common stock underlying our stock options was determined by our board of directors, which intended all options granted to be exercisable at a price per share not less than the per share fair value of our common stock underlying those options on the date of grant. The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or AICPA Practice Aid. The assumptions we use in the valuation model are based on future expectations combined with management judgment. In the absence of a public trading market, our board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each option grant, including the following factors:

■	valuations performed by unrelated third-party specialists;

■	the prices, rights, preferences, and privileges of our convertible preferred stock relative to those of our common stock;

■	the prices of our convertible preferred stock sold to outside investors in arm’s-length transactions;

■	the lack of marketability of our common stock;

■	our actual operating and financial performance;

■	current business conditions and projections;

■	our hiring of key personnel and the experience of our management;

■	our history and the timing of the introduction of new products and services;

■	our stage of development;

■	the likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of our business given prevailing market conditions;

■	the illiquidity of stock-based awards involving securities in a private company;

■	the market performance of comparable publicly traded companies; and

■	the U.S. and global capital market conditions.

For the valuations of our common stock, our management estimated, as of each valuation date, our enterprise value on a continuing operations basis, using the income approach and various market approaches described in the AICPA Practice Aid.

For valuations after the consummation of this offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock on the date of grant, as reported on The NASDAQ Global Market.

Based on the assumed initial public offering price of $13.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, the intrinsic value of stock options outstanding at December 31, 2014 was $15.3 million, of which $8.7 million and $6.7 million related to stock options that were vested and unvested, respectively, at that date.

Convertible Preferred Stock Warrant

In December 2013 in connection with the Term Loan, we issued a warrant to Hercules to purchase 43,103 shares of Series C convertible preferred stock with an exercise price of $17.40 per share, subject to certain adjustments. This convertible preferred stock warrant is exercisable in whole or in part at any time prior to the expiration date of the warrant, which is the later of (i) December 16, 2023 and (ii) the date that is five years following the effective date of the registration statement of which this prospectus is a part.

The convertible preferred stock warrant is recorded as a liability and adjusted to fair value at each balance sheet date, with the change in fair value being recorded as a component of other income (expense), net in the statements of operations. We will continue to record adjustments to the fair value of the convertible preferred stock warrant until the earlier of the exercise, the expiration of the warrant or the conversion of the underlying convertible preferred stock into common stock, including upon consummation of this offering, at which time the liability will be reclassified to stockholders’ deficit.

Inventory Valuation

Inventory consists primarily of purchased components for assembling MRIdian systems and other direct costs associated with MRIdian system installation. Inventory is stated at the lower of cost (on a first-in, first-out basis) or market value. When the net realizable value of the inventory is lower than related costs, we reduce the carrying value of the inventory for the difference while recording a corresponding charge to cost of product revenues. The assumptions we used in estimating the net realizable value of the inventory primarily include the total cost to complete the applicable MRIdian system. We recorded an inventory lower of cost and market adjustment of $4.6 million and $0.6 million during 2013 and 2014, respectively.

Income Taxes

We are subject to income taxes in the United States, and we use estimates in determining our provision for income taxes. We use the asset and liability method of accounting for income taxes. Under this method, we calculate deferred tax asset or liability account balances at the balance sheet date using current tax laws and rates in effect for the year in which the differences are expected to affect our taxable income.

We estimate actual current tax exposure together with assessing temporary differences resulting from differences in accounting for reporting purposes and tax purposes for certain items, such as accruals and allowances not currently deductible for tax purposes. These temporary differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheets. In general, deferred tax assets represent future tax benefits to be received when certain expenses previously recognized in our consolidated statements of operations and comprehensive loss become deductible expenses under applicable income tax laws or when net operating loss or credit carryforwards are utilized. Accordingly, realization of our deferred tax assets is dependent on future taxable income against which these deductions, losses and credit carryforwards can be utilized.

We assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent we believe that recovery is not likely, establish a valuation allowance. At December 31, 2013 and 2014, we have a full valuation allowance set up for our net deferred tax assets.

At December 31, 2014, we had federal net operating loss carryforwards of $125.3 million, which begin to expire in the year ending December 31, 2024, and state net operating loss carryforwards of approximately $1.5 million, which begin to expire in the year ending December 31, 2019. In addition, at December 31, 2014, we had federal research and development tax credit carryforwards of $2.4 million. The federal research and development tax credit carryforwards will expire through the year ending December 31, 2024, if not used. Because of the net operating loss and credit carryforwards, all of our tax years remain subject to federal and California examinations.

Under federal and similar state tax statutes, changes in our ownership, including ownership changes resulting from this offering, may limit our ability to use our available net operating loss and tax credit carryforwards. The annual limitation, as a result of a change of ownership, may result in the expiration of net operating losses and credits before utilization. We believe we have experienced at least one ownership change in the past. We are currently analyzing the tax impact of such ownership change on our federal NOLs and credit carryforwards. Our ability to use our remaining net operating loss carryforwards may be further limited if we experience an ownership change in connection with this offering or as a result of future changes in our stock ownership.

Recently Issued and Adopted Accounting Pronouncements

See Note 2 to our audited financial statements included elsewhere in this prospectus for a description of recently issued and adopted accounting pronouncements.

BUSINESS

Company Overview

We design, manufacture and market MRIdian, the first and only MRI-guided radiation therapy system that images and treats cancer patients simultaneously. MRI is a broadly used imaging tool which has the ability to differentiate between types of soft tissue clearly, unlike X-ray or computed tomography, or CT, the most commonly used imaging technologies in radiation therapy today. MRIdian integrates MRI technology, radiation delivery and our proprietary software to locate, target and track the position and shape of soft-tissue tumors while radiation is delivered. These capabilities allow MRIdian to deliver radiation to the tumor accurately while delivering less radiation to healthy tissue than existing radiation therapy treatments. We believe this leads to improved patient outcomes and reduced side effects from off-target radiation delivery. We received 510(k) marketing clearance from the U.S. Food and Drug Administration, or FDA, for MRIdian in May 2012 and received permission to affix the CE mark in November 2014. Patients are actively receiving treatment on MRIdian systems at three cancer centers.

Cancer is a leading cause of death globally and the second leading cause of death in the United States. Radiation therapy is a common method used to treat cancer that uses lethal doses of ionizing energy to damage genetic material in cells. Nearly two-thirds of all treated cancer patients in the United States will receive some form of radiation therapy during the course of their illness, according to estimates by the American Society for Radiation Oncology, or ASTRO. In 2013, IMV Medical Information Division, Inc., or IMV, reported that 93% of patients receiving radiation therapy in the United States were treated by a linear accelerator, or linac. The global linac market was $2.8 billion in 2011 and was expected to grow to $3.7 billion by 2016 according to a 2012 Markets and Markets report. IAEA Human Health Campus reported that there are over 11,000 linacs installed at over 7,500 centers worldwide. We believe the addressable market for MRIdian is the annual market for linacs due to MRIdian’s ability to treat a broad spectrum of disease sites. However, we believe that MRIdian may be used more frequently for complex cancer cases that may be difficult to treat on a standard linac due to the location of the tumor in relation to the surrounding soft tissues. We currently estimate the annual market for linacs to be 1,100 units per year globally, the majority of which are replacement units.

Despite the prevalence of MRI for diagnostic purposes and its ability to image soft tissue clearly, the radiation therapy industry has been unable to integrate MRI into external-beam radiation therapy systems. Existing radiation therapy systems use X-ray-based imaging technologies, such as CT, which cannot differentiate between types of soft tissue or provide an accurate visualization of a tumor and its position in relation to critical organs. In addition, existing systems that offer imaging during the course of a treatment are limited by the rate at which they can image due to the level of radiation to which they expose the patient. These constraints make it difficult for a clinician to locate a tumor accurately, track its motion in real-time or adapt treatment as anatomy changes. It is very difficult to irradiate a tumor while minimizing the amount of radiation hitting critical organs without the ability to see the tumor’s exact location and shape. If a tumor is insufficiently irradiated, it may not respond to treatment, resulting in a lower probability of survival for the patient. If organs and other healthy soft tissues are irradiated, side effects can be severe, including organ failure and secondary cancers.

MRIdian is a next-generation, radiation therapy solution that enables treatment and real-time imaging of a patient’s anatomy simultaneously. The high-quality images that it generates clearly differentiate the targeted tumor, surrounding soft tissue and nearby critical organs. MRIdian also records the level of radiation dose that the treatment area has received, enabling physicians to adapt the prescription between treatments as needed. We believe this improved visualization and accurate dose recording will enable better treatment, improve patient outcomes and reduce side effects. Key benefits to users and patients include improved imaging and patient alignment, on-table adaptive treatment planning, motion management and an accurate recording of the delivered radiation dose. Physicians have already used MRIdian to treat a broad spectrum of radiation therapy patients with more than 20 different types of cancer, as well as patients for whom radiation therapy was previously not an option.

We currently market MRIdian through a direct sales force in the United States and distributors in the rest of the world. At December 31, 2014, we had three MRIdian systems installed and had 10 signed orders for new systems for a backlog value of $54.7 million, of which we expect to recognize approximately 40% to 60% as revenue in 2015 representing four to six MRIdian systems. We generated revenue of $3.2 million in 2013 and $6.4 million in 2014 and had net losses of $27.2 million in 2013 and $33.8 million in 2014.

Cancer and Radiation Therapy Market

Incidence of Cancer

Cancer is a leading cause of death globally and the second leading cause of death in the United States behind cardiovascular disease. According to the American Cancer Society, approximately 1.6 million people are expected to be diagnosed with cancer in the United States during 2014 and approximately 0.6 million are expected to die from cancer, accounting for nearly one of every four deaths. As a result of a growing and aging population, The World Health Organization’s, or the WHO, Global Initiative for Cancer Registry Development estimates that the number of new cancer cases worldwide will grow from 14.1 million in 2008 to 19.3 million in 2025.

Cancer Therapy

The primary goal of cancer therapy is to kill cancerous tissues while minimizing damage to healthy tissues. There are three main ways to treat cancer: surgery, chemotherapy and radiation. Surgery attempts to physically remove the tumor from the body, while minimizing trauma to healthy tissue and preventing the spread or translocation of the disease to other parts of the body. Surgery is particularly effective because the surgeon can directly observe the tumor and surrounding healthy tissue throughout the course of the procedure and adapt his or her plan mid-procedure accordingly. Chemotherapy uses drugs to kill cancer cells. Unlike surgery, most forms of chemotherapy circulate systemically to reach cancer cells almost anywhere in the body. Chemotherapy is most effective at destroying microscopic levels of disease. Radiation is used to damage genetic material in cells with a lethal dose of ionizing energy. Effective radiation therapy balances destroying cancer cells with minimizing damage to normal cells. It can be used at high doses to ablate a tumor, an effect similar to surgery, or at moderate doses to target local microscopic disease, as is done with chemotherapy. Other, more recently developed ways of treating cancer include hormone therapy and targeted therapy, such as immunotherapy.

Radiation Therapy

Radiation therapy has become widespread, with nearly two-thirds of all treated cancer patients in the United States receiving some form of radiation therapy during the course of their treatment, according to estimates by ASTRO. For most cancer types treated with radiation therapy, at least 75% of the patients are treated with the intent to cure the cancer. For lung and brain cancers, that number is somewhat lower, with 59% of lung cancer patients and 50% of brain cancer patients being treated with the goal of curing cancer. The remainder of cases are treated with palliative intent to relieve pain. Radiation therapy is a non-invasive outpatient procedure with little or no recovery time and can be used on patients who are inoperable. According to IMV, 93% of patients receiving radiation therapy in the United States are treated using a linac.

Radiation is used to kill cancer cells primarily by damaging their DNA, but can also kill healthy cells in the same way or cause them to become cancerous themselves. As a result, the goal of curative radiation therapy is to balance delivery of a sufficiently high dose of radiation to a tumor to kill the cancer cells while, at the same time, minimizing damage to healthy cells, particularly those in critical organs. Normal cells are better able to repair themselves after radiation than tumor cells, so doses of radiation are often fractionated, or delivered in separate sessions with rest periods in between. As a result, standard radiation therapy is often given once a day, five times a week, for one to seven weeks. In 2012, patients made an estimated 20.9 million radiation therapy treatment visits in the United States.

Radiation Therapy Equipment Market

The global linac market was $2.8 billion in 2011 and was expected to grow to $3.7 billion by 2016 according to a 2012 Markets and Markets report. According to IAEA Human Health Campus, there are 11,000 linacs installed at over 7,500 centers worldwide. In the United States, there are 3,800 linacs installed at over 2,500 centers. The annual market for linacs is estimated to be 1,100 units per year globally, the majority of which are replacement units.

In the radiation therapy market, new technologies have historically been adopted at a rapid rate. According to IMV, the percentage of centers performing intensity modulated radiation therapy, or IMRT, grew from 30% in 2002 to 96% in 2012. The percentage of sites utilizing image guided radiation therapy, or IGRT, grew more quickly: from 15% in 2004 to 83% in 2012. The majority of IGRT uses on-board X-ray systems. As leading cancer centers adopt and study MRI-guided radiation therapy, we believe that our next-generation system will also follow a rapid adoption curve among the broader linac replacement market.

Radiation Therapy Treatment Process

Following diagnosis of the disease state, radiation treatment generally consists of the following steps.

■	Imaging and tumor contouring. To design the treatment plan, physicians obtain initial images of the tumor. This is done most commonly using a CT scan, often supplemented by an MRI, a positron emission tomography, or PET, scan, or both. These images, also known as simulation scans, are then imported into a treatment planning software system and aligned to each other. Based on clinical experience, a physician will manually draw, or contour, specific areas on the aligned images to characterize the location and extent of the tumor highlighting the following:

■	Gross tumor volume, or GTV, a volumetric region encompassing the visible tumor.

■	Clinical target volume, or CTV, a larger area encompassing the GTV, where the cancer may have already or may be likely to spread.

■	Planning target volume, or PTV, a further enlarged area to allow for inexact imaging, patient movement during treatment or tumor movement between planning and treatment. The PTV may be sized multiple times larger than the CTV, risking radiation damage to healthy tissue, including in many cases critical organs.

■	Treatment planning and dose prescription. Once the clinician has a three-dimensional map of the tumor, surrounding healthy tissues and nearby critical organs, a physician determines a treatment plan using one of the methods below. Creation of these plans typically takes one to two weeks. A typical curative radiation therapy treatment dose will be delivered over the course of several weeks with 10 to 35 radiation therapy sessions, referred to as fractions, lasting from a few minutes to an hour or more depending on the treatment plan.

■	3D-CRT planning. Using a method called three-dimensional conformal radiation therapy, or 3D-CRT, a clinician will decide what beam angles and shapes to use to target a tumor and how long each beam will irradiate it. A computer will then calculate the potential dose delivered, and a clinician will manually adjust the plan to arrive at an acceptable dose.

■	IMRT planning. Using a method called intensity modulated radiation therapy, or IMRT, a physician will use computer software to optimize a treatment plan to achieve a more precise dose distribution than 3D-CRT by using thousands of beamlets, IMRT has been shown to result in better patient outcomes than 3D-CRT.

■	SRS and SBRT planning. Stereotactic radiosurgery, or SRS, and stereotactic body radiation therapy, or SBRT, are methods of delivery using 3D-CRT or IMRT designed to deliver high doses of precisely targeted radiation in a reduced number of sessions, usually one to five fractions. SRS is used in brain and spine applications, and has been shown to be particularly effective in those areas, while SBRT is used in the rest of the body, and has been shown to be particularly effective in early-stage lung cancer.

■	Alignment. Prior to radiation delivery, clinicians typically take images to assist with patient alignment. Most systems use a form of on-board CT called cone-beam CT to image, which delivers inferior contrast and a higher radiation dose than diagnostic CT. A less commonly used imaging technology is fluoroscopy, a real-time 2D X-ray system that can expose a patient to even higher doses of radiation than cone-beam CT. Because of the limited soft tissue contrast of X-ray-based imaging, clinicians often use registration markers such as nearby bone structures or surgically implanted fiducial markers to align patients with the treatment beams. Patients may also be immobilized by restraining devices, or techniques such as respiratory control or abdominal compression, which are employed to minimize motion due to breathing. To track breathing and other body motions during treatment, specific trackers may be used, also known as 4D radiation therapy. Use of any image or registration marker to help with alignment is called image-guided radiation therapy, or IGRT.

■	Delivery. Based on alignment with these images, markers or other radiation therapy trackers, treatment begins and radiation is delivered to the patient. In some cases, additional 2D X-ray images are taken intermittently or registration makers are monitored during treatment to try to account for tumor movement.

■	Review. After a treatment session, a physician will review the delivered treatment to ensure that it is proceeding according to plan. Currently, there are no methods to record the actual dose that was delivered to the tumor and nearby critical structures. In those rare occasions when a physician is able to observe changes in the size or shape of a tumor, he or she may decide to adjust the treatment plan. However, revising a treatment plan may take several days and delays treatment.

Limitations of Radiation Therapy

Limitations with radiation therapy arise as a result of imaging technologies that make accurate visualization of a tumor and its relation to critical organs difficult or impossible during treatment. As a result, we believe treatments are not as effective or safe as they could be.

■	Inability to accurately locate a tumor for treatment alignment. To locate a tumor, current radiation therapy systems rely on on-table CT scans which are unable to differentiate between types of soft tissue. Therefore, surrogate registration markers, including existing bone structures, external marks and surgically implanted fiducials, are frequently used to align a patient to the treatment beams prior to commencing treatment.

Comparison of On-Table CT Images to On-Table MRIdian Images

The spatial relationship between the tumors, particularly those in soft tissue, and registration markers is likely to change between initial imaging and the first treatment session. By relying on a proxy for tumor location rather than the tumor itself, clinicians risk missing the tumor when they deliver treatment beams into a patient’s body. Furthermore, fiducial markers can migrate inside the body, are unable to track changes in the tumor shape, may interfere with imaging, are invasive, require time to heal and have a high incidence of side effects and complications.

■

Inability to adapt treatment on table. A physician designs a treatment plan and dose prescription based on images that are captured at the beginning of therapy. Creating a treatment plan can take one to two weeks, and treatment itself can take up to seven weeks. However, during the course of therapy, tumors often change size, orientation or shape and patient anatomy can change for reasons such as weight loss or gain. Adjusting for these changes would require replanning which may take several days and is resource intensive. In addition, due to limitations in imaging technologies, physicians may be unaware of changes in the tumor and surrounding anatomy and continue to dose according to the original treatment plan. As a result of these limitations, replanning is infrequently performed.

■	Inability to track tumor and organ motion accurately. In addition to difficulty locating a tumor accurately in a patient’s body, a further challenge is accounting for ongoing tumor movement during treatment. Tumors have been shown to move multiple centimeters relative to surrogate registration markers over the course of only a few seconds. Although physicians use internal markers and external cameras and blocks to track respiratory and other motion, they are unable to track the tumor itself and its location relative to other soft tissues. This limitation increases the probability of missing the targeted treatment area. As a result, physicians usually enlarge the total region to be irradiated, or the PTV, causing an additional risk of side effects.

■	Inability to record cumulative radiation delivered. In order to determine treatment effectiveness, it is important to track how much radiation has been delivered to a tumor or surrounding healthy tissue. Currently, there are no methods to record the actual dose of radiation that was delivered to the tumor and nearby critical structures. Therefore, physicians must assume that the radiation is delivered according to plan, rather than making decisions based on actual dose delivered.

Each of these limitations increases the risk of missing a tumor and hitting healthy tissue during treatment. If a tumor is insufficiently irradiated, it may not respond to treatment, resulting in a lower probability of survival for the patient. The ability to avoid irradiating healthy tissue has been shown to reduce side effects. If healthy tissues, particularly critical organs, are irradiated, the side effects can be severe, including scarring of lung tissue, fibrosis and cardiotoxicity in lung and breast cancers, incontinence and sexual dysfunction in pelvic and prostate cancers, infertility in pediatric cancers, memory loss, seizures and necrosis in brain cancer and secondary cancers.

Although MR technology is an imaging tool broadly used to differentiate between types of soft tissue in diagnostic settings, to date such technology has not been used with radiation therapy because the magnetic field generated by an MRI interferes with the linac’s ability to accelerate electrons and the linac produces radio frequencies that distort the MR images. Current forms of CT have improved over time, but issues with radiation dose and image quality limit the utility of these technologies. Fluoroscopy and cone-beam CT involve the use of X-rays, a form of ionizing radiation, and pose an increased risk of radiation-induced cancer to the patient.

Our Solution

We have developed MRIdian to address the key limitations of existing external-beam radiation therapy technologies. MRIdian employs MRI-based technology to provide real-time imaging that clearly defines the targeted tumor from the surrounding soft tissue and other critical organs during radiation treatment. MRIdian allows physicians to record the level of radiation exposure that the tumor has received and adapt the prescription between fractions as needed. We believe this combination of enhanced visualization and accurate dose recording will significantly improve the safety and efficacy of radiation therapy, leading to better outcomes for patients.

We believe that MRIdian provides the following clinical and commercial benefits to physicians, hospitals and patients:

■

Improved tumor visibility and patient alignment. The soft-tissue contrast of MRidian’s on-board MRI enables clinicians to locate, target and track the tumor and healthy tissues and accurately align a patient to the treatment beams without the use of X-ray, CT or surrogate registration markers. If the clinician prefers, the software has the ability to automatically map the patient’s soft tissue anatomy each treatment session in less than one minute, and MRIdian can use that information to automatically align the patient.

■	On-table adaptive planning. Due to changing anatomy the clinician may be unable to obtain an optimal match between the patient on the table and the treatment plan. Using an MR image captured at the beginning of each therapy session, MRIdian automatically maps the patients’ soft tissue anatomy in 3D and calculates the dose that would be delivered using the current treatment plan. If the prescribed treatment is not clinically acceptable to the physician, MRIdian has the ability to automatically recalculate and adapt the plan to changing anatomy at the time of treatment. Utilizing our proprietary Monte Carlo algorithm and software, replanning can be done in less than two minutes while the patient is on the table. We believe hospitals will be able to bill incrementally for this replanning.

■	Ability to track tumors and manage patient motion. MRIdian can capture multiple soft-tissue imaging planes concurrently during treatment, refreshing the image multiple times per second. This real-time imaging enables the physician to track the movement of the tumor and the surrounding healthy tissue directly, rather than relying on registration markers such as existing bones or implanted fiducials. If a tumor or critical organ moves beyond a physician-defined boundary, the treatment beam automatically pauses. This beam control becomes especially important in the situations where a tumor may be in close proximity to a critical organ, such as the heart during lung and breast cancer treatments or the rectum during prostate cancer treatments. This knowledge of the tumor location has enabled physicians to treat patients who would not previously have been considered radiation therapy candidates.

■	Record and evaluate the delivered dose. Using our proprietary algorithm and advanced MR imaging, MRIdian calculates the dose delivered after each treatment, enabling the physician to review and re-optimize the patient’s treatment session if needed. In addition, MRIdian can utilize diagnostic CT images that are fused with the MR images at each treatment in order to more accurately calculate dose. MRIdian also captures and records a video, known as a MRIdian Movie, of the delivered treatments which can be evaluated by the physician or shared with patients.

■	Fits into existing treatment paradigms and workflow. MRIdian can be used for 3D-CRT, IMRT, IGRT, SBRT and SRS and can also be used to treat a broad spectrum of disease sites. In addition, we believe MRIdian’s increased target accuracy will allow physicians to treat patients with higher doses over fewer treatment fractions and potentially improve patient throughput and efficiency. MRIdian fits inside most standard radiation therapy vaults without significant modifications and is supported by existing codes that are available for linac reimbursement.

We believe the ability to image with MRI and treat cancer patients simultaneously will lead to improved patient outcomes and reduced side effects from off-target radiation delivery.

Our Strategy

Our objective is to make MRI-guided radiation delivery the standard of care for radiation therapy. To achieve this goal, we intend to do the following:

■

Target top-tier hospitals in initial global sales efforts to influence and increase market adoption. We intend to market MRIdian to a broad range of customers worldwide, including university research and teaching hospitals, private practices, community hospitals, government institutions and freestanding cancer centers. We are initially focusing on the leading hospitals worldwide which are typically early adopters of best-in-class technology and are able to influence and promote adoption by other centers both locally and globally. We plan to continue to work with these institutions to position MRIdian as a marketing tool they can use to differentiate their offerings from their peers and promote broader market awareness on the benefits of MRI-guided radiation therapy.

■	Commercialize MRIdian with a targeted sales force in the United States and through distributors in international markets. We intend to market MRIdian through a combination of direct sales and distributors. We are building a small, specialty sales force for the United States and Canada and are using distributors in international markets. At December 31, 2014, we had three signed orders with U.S. customers and seven signed orders with customers outside the United States for new MRIdian systems, and we intend to continue to expand our presence in key markets to capitalize on the growing international opportunity for MRIdian. We are engaging distributors and seeking government approval where needed to market MRIdian in China, Japan, Taiwan, Russia, Hong Kong, Turkey and Korea, and we intend to work with distributors and regulators in other countries in the future.

■	Increase broader awareness of MRIdian’s capabilities to expand our share of the radiation therapy market. We intend to educate radiation oncologists about the capabilities and resulting benefits of MRIdian over traditional radiation therapy systems. In order to drive awareness and adoption, we also intend to support the publication of clinical and scientific data and analysis, work with key opinion leaders, present at leading academic conferences and engage in outreach at leading hospitals worldwide. We also plan to leverage our existing customer network as a reference for new potential users to experience our technology in use in the clinical setting.

■	Maintain our competitive lead in MRI-guided radiation therapy through continued innovation. We plan to continue to invest in our technology to maintain our leadership position in the emerging MRI-guided radiation therapy market. We intend to develop and introduce enhancements to the system and software to provide improved capabilities for MRIdian users and patients. In addition, we plan to explore potential benefits of integrating our MRI technology with alternative beam technologies. We believe we have a strong intellectual property portfolio that covers the MRIdian system as well as critical design elements and key aspects of its subsystem and components. We will continue to enhance this portfolio as we develop new features and technologies.

■	Continue to work with leading hospitals to optimize efficiency and patient throughput. We strive to maximize the efficiency and effectiveness of the MRIdian system for our customers. We plan to continue to work closely with key opinion leaders, clinicians and hospitals in a proactive manner to determine how best to refine and improve MRIdian’s features, optimize workflow and maximize patient throughput. We utilize this customer feedback to guide product development and increase MRIdian’s reliability and efficiency, which we believe will result in positive experiences for our customers and ensure their continued usage and recommendation of MRIdian.

■	Drive cost reductions in the design and manufacture of MRIdian and improve our margins. We plan to continue to explore ways to bring down our cost of goods to improve margins for MRIdian. We believe we can reduce costs in the design and manufacture of MRIdian.

MRIdian

MRIdian is a next-generation, MRI-guided radiation therapy system that is comprised of four major components, (i) the MRI system, (ii) the radiation delivery system, (iii) integrated treatment planning and delivery software and (iv) a safety and control system.

MRIdian

MRI System

The MRI system is the component of MRIdian that captures soft tissue images of the patient’s body. To address the technical complications that arise from combining an MRI with a linac, we have designed a proprietary split superconducting magnet that allows treatment through a central gap, eliminating MRI components in the path of the beam. Our MRI system captures and displays live, high-quality images in three planes at two frames per second or in one plane at four frames per second. The images are used to track tissues and control radiation treatment beam delivery.

While other MRI systems in development utilize a high field strength magnet to provide a clearer image, use of higher field strength magnets results in distortions of soft tissue images by up to approximately six millimeters at 1.5 tesla and unfavorable dose distribution distortions, which are unacceptable for delivering accurate radiation therapy. We have engineered our MRI system to be able to produce clear images using a low field strength 0.35 tesla magnet which enables us to avoid the image and dose distortions that are a result of using a higher field strength magnet. In addition, MRIdian’s 0.35 tesla field strength prevents heating of the patient during uninterrupted imaging, which could occur in a higher field strength magnet requiring the imaging to be discontinued or interrupted.

MRI System

Radiation Delivery System

Radiation is delivered from three Cobalt-60 radiation therapy heads symmetrically mounted on a rotating ring gantry, providing full 360 degree coverage and simultaneous dose delivery, as opposed to prior Cobalt-60 systems that have historically been limited by imprecise radiation dose applications. Each head is equipped with a double focused multi-leaf collimator, designed to overcome the wide-beam edge of previous-generation Cobalt-60 systems and shape the beam for precision radiation therapy treatments. It allows the delivery of treatment plans for 3D-CRT, IMRT and SBRT that are clinically equivalent to those produced on the most advanced linear accelerators available today. Stereotactic procedures are possible with a positioning accuracy of less than one millimeter. Cobalt-60 is used because it does not create any radio frequency which interferes with the MRI.

Comparison of Previous-Generation Cobalt Beam to ViewRay Cobalt Beam

Integrated Treatment Planning and Delivery Software

Our treatment planning and delivery software can create treatment plans and manage the treatment delivery process. It is designed to create optimized 3D-CRT, IMRT and SBRT plans for delivery on MRIdian.

Using this software, the on-table adaptive planning process typically takes less than two minutes, and includes: auto-contouring, dose prediction and treatment plan optimization. For contouring, the software will automatically draw the outline of the tumor and nearby organs. The clinician can then make refinements before treatment, if necessary. Dose prediction can be calculated immediately before treatment, allowing the current state of the patient’s anatomy to be taken into account. The software can generate an optimal treatment plan solution in less than one minute, allowing it to re-plan while the patient is on the treatment couch.

MRIdian has soft-tissue tracking beam control capability. While the radiation dose is being delivered, the software analyzes the acquired images and can determine tumor or organ location relative to set tolerances. If the targeted tumor or a critical organ moves beyond a physician-defined boundary, the treatment beams will automatically pause. When the tumor moves back into the target zone, the treatment will automatically resume. Physicians can set both spatial and time thresholds for pausing treatment delivery. This enables the system to account for tumor and patient motion during treatment.

The software archives all the information generated during treatment and builds a database of patient-specific planning, delivery and imaging data. It also includes a review tool which provides clinicians with a visual comparison of the delivered versus planned treatment. At the end of each treatment, the software determines the delivered dose by combining the recorded actions of the radiation delivery system with the daily image and auto-contouring of the patient. With this information, clinicians can fine-tune prescriptions based on the actual dose delivered. In addition, it provides a MRIdian Movie of each delivered treatment which can be evaluated by the physician or exported and shared with the patient.

Safety and Control System

In addition to complying with the applicable FDA and Nuclear Regulatory Commission, or NRC, requirements, the radiation delivery subsystem also meets a double fault tolerant design standard and has redundant safety systems. If any two components in the radiation delivery subsystem fail simultaneously, such as power and pneumatics, the system reverts to a safe state. MRIdian also contains redundant computer control for safety and system logging and double encoders on all axes of motion for safety. The control system continuously monitors performance to ensure all systems are performing and communicating appropriately.

Installed Base and Clinical Use

We received initial 510(k) marketing clearance from the FDA for our treatment planning and delivery software in January 2011 and for MRIdian in May 2012. We also received permission to affix the CE mark in November 2014, allowing MRIdian to be sold within the EEA. We received a license and permission to import MRIdian into the United Arab Emirates in December 2014. We received regulatory approval in Italy in January 2015, which is required in addition to the CE mark. We are currently seeking government approval to market MRIdian in China, Japan, Taiwan, Russia, Hong Kong, Turkey and Korea. Other countries where we will be seeking approval in the near term are Canada, Egypt and Australia. We may also seek required approvals in other countries in the future.

We have three units installed at three leading cancer centers in the United States including Washington University and Siteman Cancer Center at Barnes-Jewish Hospital, or Washington University in St. Louis, University of California, Los Angeles Health System and Jonsson Comprehensive Cancer Center, or University of California, Los Angeles, and The University of Wisconsin Carbone Cancer Center, or the University of Wisconsin–Madison. In January 2014, Washington University, a National Cancer Institute Designated Comprehensive Cancer Center, became the first center to treat patients with MRIdian. Washington University in St. Louis is scaling up its use of MRIdian in its clinical practice, and is now treating as many as 15 patients per day. In September 2014, Washington University in St. Louis used MRIdian to perform the first on-table adaptive treatments as part of an ongoing clinical service. Also in September 2014, the University of Wisconsin–Madison treated its first patients with MRIdian and became the first center to employ the soft-tissue tracking beam control capability unique to MRIdian. In October 2014, University of California, Los Angeles, became the third center to use MRIdian in clinical practice. We are working with each of these centers to determine how best to refine and improve MRIdian’s features, optimize workflow and maximize patient throughput.

At December 31, 2014, over 100 patients have received over 1,500 treatment sessions at these centers using MRIdian in over 26 different disease sites. These included cancers of the prostate, breast, lung, colorectal and bladder, which are among the most prevalent types of cancer in the United States according to the Centers for Disease Control and Prevention, or CDC, as well as the liver, stomach, esophagus and pancreas, which are among the most prevalent types of cancer outside of the United States according to the WHO.

Backlog

In 2013, we executed new sales contracts with a total value of $17.4 million, and in 2014 we executed new sales contracts with a total value of $37.6 million. At December 31, 2014, we had 10 signed sales contracts for MRIdian systems in backlog with a total value of $54.7 million, of which we expect to recognize approximately 40% to 60% as revenue in 2015 representing four to six MRIdian systems.

We define backlog as the accumulation of all orders for which revenue has not been recognized and we consider valid. Backlog includes customer deposits received which are recorded as a liability on the balance sheet. Orders may be revised or cancelled according to their terms or upon mutual agreement between the parties. Therefore, it is difficult to predict with certainty the amount of backlog that will ultimately result in revenue. The determination of backlog includes objective and subjective judgment about the likelihood of an order contract becoming revenue. We perform a quarterly review of backlog to verify that outstanding orders in backlog remain valid, and based upon this review, orders that are no longer expected to result in revenue are removed from backlog. Our criteria include an outstanding and effective written agreement for the delivery of a MRIdian signed by customers, receipt of a minimum customer deposit or a letter of credit, any changes in customer or distributor plans or financial conditions, the customer’s or distributor’s continued intent and ability to fulfill the order contract, changes to regulatory requirements, the status of regulatory approval required in the customer’s jurisdiction, if any, or reasons for cancellation of order contracts.

Installation Process

Following execution of a contract, it generally takes nine to 12 months for a customer to prepare an existing facility or construct a new vault. Upon the commencement of installation at a customer’s facility, it typically takes two to three months to complete the installation and on-site testing of the system, including the completion of acceptance test procedures. MRIdian is designed to fit into a typical radiation therapy vault, similar to other replacement linear accelerators. MRIdian’s components all fit through standard hospital vault entrances for assembly. On-site training takes approximately one week and can be conducted concurrent with installation and acceptance testing.

Our customers are responsible for removing any outgoing linear accelerator and preparing the mounting pad, power and support system connections. Additional room modifications required are consistent with those generally required for MRI systems such as radio frequency shielding of the room and additional power.

Clinical Development

To date, we have primarily relied on clinical symposia and case studies presented at ASTRO to raise awareness of MRI-guided radiation therapy and to market MRIdian to leading cancer centers. In order to promote broader adoption rates at other cancer centers and hospitals, we plan to work with our customers to collect and publish data on clinical efficacy, treatment times and clinical results for patients who have been treated on a MRIdian. While we do not currently have statistically significant, objective evidence that MRIdian improves patient outcomes or decreases healthcare costs, we are currently sponsoring two studies at Washington University in St. Louis to compare MRIdian to other IGRT systems. We plan to continue to support further studies to demonstrate the benefits of MRI-guided radiation therapy and adaptive treatment planning. As data accumulate from the use of MRIdian, we plan to work with professional healthcare organizations to further support global marketing efforts, additional product clearances, approvals and/or registrations and potential improvements in reimbursement.

Selling and Marketing

We currently market MRIdian through a direct sales force in the United States and distributors in the rest of the world. We market MRIdian to a broad range of worldwide customers, including university research and teaching hospitals, community hospitals, private practices, government institutions and freestanding cancer centers. As with the traditional linac market, our sales and revenue cycle varies based on the customer and can be lengthy, sometimes lasting up to 18 to 24 months or more from initial customer contact to contract execution.

To sell MRIdian globally, we use a combination of sales executives, sales directors and a network of international third-party distributors with internal support from sales operations, product management and application specialists. A targeted group of three sales directors and one vice president are responsible for selling MRIdian within the United States. Our product management function helps market MRIdian and works with our engineering group to identify and develop upgrades and enhancements. We also have a team of application specialists who provide post-sales support.

Although we do not currently engage in advertising efforts, our selling and marketing practices include participating in trade shows and symposia.

Competition

We compete directly with companies marketing IGRT devices for the treatment of cancer using CT, ultrasound, optical tracking and X-ray imaging. We also compete with companies developing next-generation IGRT devices, specifically those developing MRI-guided devices, amongst others. We expect technological advances, including the ability to provide real-time imaging, clinical outcomes, size, price, operational complexity and operational efficiency to drive competitive market dynamics.

Our major competitors with devices approved for distribution in the United States or globally include Varian Medical Systems, Inc., or Varian, Elekta AB, or Elekta, and Accuray Incorporated. Many of our direct competitors have greater financial, sales and marketing, service infrastructure and research and development capabilities than we do, as well as more established reputations and current market share. The main limitations of currently approved devices are the lack of real-time, clear images before and during the treatment, as well as the ability to perform on-table adaptive planning.

We are also aware of two commercial and two academic ongoing research efforts to develop radiation therapy systems incorporating MRI. Elekta and Royal Philips have formed a consortium to develop the Elekta-Philips MRI-linac, and Varian is working with IMRIS on a multi-room configuration combining IMRIS’s MR imaging technology with Varian’s TrueBeam radiation system. The University of Sydney, Ingham Institute and the University of Queensland have formed a partnership to develop an MRI-linac and the University of Alberta’s Cross Cancer Institute is working on an MRI-linac as well. Although these academic research efforts may not compete directly with us commercially, if one of our competitors were to form a partnership with one of these institutions to commercialize their system, it could impact our sales negatively. Of these four, we believe the Elekta-Philips MRI-linac is the most advanced in development, although we believe this system is still years away from approval. MRIdian is the first and only commercially available MRI-guided radiation therapy device to image and treat cancer patients simultaneously.

The limited capital expenditure budgets of our customers results in all suppliers to these entities competing for a limited pool of funds. Our customers may be required to select between two items of capital equipment. For example, some of our potential customers are considering expensive proton therapy systems which could consume a significant portion of their capital expenditure budgets.

Manufacturing

We have adopted a model in which we rely on subsystem manufacturing, assembly and testing by our key suppliers. The MRIdian system is integrated at the customer site. Through this approach, we avoid the majority of the fixed cost structure of manufacturing facilities. We purchase major components and subsystems for MRIdian from national and international third-party OEM suppliers and contract manufacturers. These major components include the magnet, MRI electronics, ring gantry, radiation therapy heads, Cobalt-60 sources, multi-leaf collimators, patient-treatment table and computers. We also directly purchase minor components and parts. At the customer site, we assemble and integrate these components with our proprietary software and perform multiple levels of testing and qualification. The system undergoes a final acceptance test, which is performed in conjunction with the customer.

Many of the major subsystems and components of MRIdian are currently procured through single and sole source suppliers. Among these are the magnet, MRI electronics, MRI coils, ring gantry, radiation-therapy heads, Cobalt-60 sources, multi-leaf collimators, and the patient-treatment table. We have entered into multi-year supply agreements for all major components and subsystems. Our master services agreement with Siemens Aktiengesellschaft, Healthcare Sector and our amended and restated joint development and supply agreement with Euromechanics Medical GmbH have each expired by their terms. We do not believe that either expiration will have a negative impact on our manufacturing operations or business because we are currently negotiating extensions of each agreement and we and each respective third party are continuing to operate under these agreements as if the agreements had not expired during these negotiations. Except for the MRI power, control and image reconstruction subsystem, we own the design of all other major subsystems and components.

We manage our supplier relationships with scheduled business reviews and periodic program updates. We closely monitor supplier quality and delivery performance to ensure compliance with all MRIdian system specifications. We believe our supply chain has adequate capacity to meet our projected sales over the next several years.

Intellectual Property

The proprietary nature of, and protection for, MRIdian components, new technologies, processes and know-how are important to our business. Our policy is to seek patent protection in the United States and in certain foreign jurisdictions for our MRIdian systems and other technology where available and when appropriate. We also in-license technology, inventions and improvements we consider important to the development of our business.

We hold the exclusive worldwide license for certain patents and applications covering our combination of MRI and radiation therapy technologies. Specifically, we hold a license to two issued U.S. patents, two pending U.S. applications, 13 issued foreign patents (eight of which were issued in Great Britain, Germany, France and the Netherlands as a result of two applications filed and allowed through the European Patent Office) and five pending foreign applications at December 31, 2014. We own an additional five issued U.S. patents, one issued foreign patent, 16 pending U.S. patent applications and 48 pending foreign patent applications, and at December 31, 2014, three of our U.S. applications and four of our foreign applications are allowed. Assuming all required fees are paid, individual patents or applications owned or licensed by us will expire between 2025 and 2034. We also have a joint ownership interest with Case Western Reserve University in one U.S. patent application.

Our portfolio includes patents and patent applications directed to system-wide aspects of MRIdian and to key aspects of its subsystems and components. The initial licensed patents for our core technology broadly cover the simultaneous use of MR imaging and isotopic external-beam radiation therapy. Such patents have been granted in the United States, Europe, Hong Kong, Australia and Japan, and additional related applications remain pending in China, Canada, the United States, Australia and Japan. In the United States we have pending continuation applications of the licensed patents that extend this core technology to alternate beam technologies. Additionally, we have patents and patent applications that cover critical design elements including, among others, our approach to Cobalt IMRT, our methods for integrating MRI and the radiation delivery system, and the design of our disassemblable (“pop apart”) magnet which enables the MRI sub-system to fit into most standard radiation therapy vaults. The United States application on our approach to Cobalt IMRT has been allowed, the application on our split gradient coil has been issued in the United States and has been allowed in Australia and China and numerous applications on other design elements are pending in the United States and foreign jurisdictions. In addition, we have a U.S. patent and U.S. and foreign applications that cover the use of MRI imaging at a frequency sufficient to account for real-time organ motion to provide video rate tissue tracking in disciplines outside of radiation therapy.

We continue to review new technological developments in our system and in the field as a whole in order to make decisions about what filings would be most appropriate for us. An additional key component of our intellectual property is our proprietary software used in planning and delivering MRIdian’s therapeutic radiation dose.

In December 2004, we entered into a licensing agreement with the University of Florida Research Foundation, Inc., or UFRF, whereby UFRF granted us a worldwide exclusive license to certain of UFRF’s patents in exchange for 82,017 shares of common stock and a royalty from sales of products developed and sold by us utilizing the licensed patents. We were obligated to meet certain product development and commercialization milestones by various dates through December 31, 2014. The significant milestones met prior to December 31, 2013 included: (i) completion of a business plan and Small Business Technology Transfer grant application; (ii) securing a minimum of $20.0 million venture financing; (iii) successful relocation and build out of the company’s headquarters; (iv) receipt of the first magnet from an OEM partner; (v) hiring of a chief executive officer with industry experience in developing and commercializing similar products; and (vi) filing for FDA approval. The final milestone, which required us to recognize the first commercial sale of the MRIdian system to retail customers by December 31, 2014, was met during the year ended December 31, 2013. If these milestones had not been accomplished, UFRF would have had the right to terminate the licensing agreement. Royalty payments are based on 1% of net sales, defined as the amount collected on sales of licensed products and/or licensed processes after deducting trade and/or quantity discounts, credits on returns and allowances, outbound transportation costs paid and sales tax. Minimum quarterly royalty payments of $50 thousand commenced with the quarter ended March 31, 2014 and are payable in advance. Minimum royalties paid in any calendar year will be credited against earned royalties for such calendar year. The royalty payments continue until the earlier of (i) the date that no licensed patents remain enforceable or (ii) the payment of earned royalties, once begun in 2014, cease for more than four consecutive calendars quarters.

In addition to our patents, we also rely upon trade secrets, know-how, trademarks, copyright protection and continuing technological and licensing opportunities to develop and maintain our competitive position. We have periodically monitored and continue to monitor the activities of our competitors and other third parties with respect to their use of intellectual property. We require our employees, consultants and outside scientific collaborators to execute confidentiality and invention assignment agreements upon commencing employment or consulting relationships with us. Despite these safeguards, any of our know-how or trade secrets not protected by a patent could be disclosed to, or independently developed by, a competitor.

Coverage and Reimbursement

Reimbursement rates in the United States have generally supported a favorable return on investment for the purchase of new radiotherapy equipment, including MRIdian. Payments for standard radiation therapy treatments using MRIdian, including 3D-CRT, IMRT and SBRT, are generally covered and reimbursed under existing Current Procedural Terminology, or CPT, codes and policies currently in place. User experience to date indicates that our initial customers have treated a wide spectrum of different patients and treatment modalities using MRIdian. Physicians use the MRIdian system’s on-board MRI to perform a complex simulation weekly for IMRT or daily for SBRT, special physics consult and adaptive re-planning. Each of these are distinct procedures which can be billed by physicians using existing CPT codes, so long as such procedures meet medical necessity and other coverage criteria as established by government and other third-party payors.

Third-party payors, including governmental healthcare programs such as Medicare and Medicaid, establish coverage policies and reimbursement rates for diagnostic examinations and therapeutic procedures performed by physicians in hospitals and free-standing clinics. Private insurers often model their payment rates and coverage policies based on those established by the government. The U.S. Congress from time to time considers various Medicare and other healthcare reform proposals that could affect both private and public third-party payor coverage and reimbursement for healthcare services provided in hospitals and clinics. In addition, third-party payors regularly update reimbursement amounts, including annual updates to payments to physicians, hospitals and clinics for medical procedures, including radiation treatments using MRIdian.

In its final rule for the Hospital Outpatient Prospective Payment System, or HOPPS, effective January 1, 2015, CMS will implement changes in the coding system to simplify the billing of conventional radiation therapy performed in the hospital outpatient setting into three levels – simple, intermediate or complex – and to simplify the billing of IMRT into two levels, simple or complex. Simple IMRT treatments (e.g., breast and prostate) may be paid at a lower rate than complex IMRT, which includes all other disease sites. We believe that MRIdian will tend to be used for a higher proportion of complex treatments than other radiation therapy systems, and accordingly, we believe that the new rules will have a small impact on our customers.

The HOPPS changes to simplify the billing for conventional radiation therapy and IMRT are further indicative of an overall U.S. health policy trend towards cost containment. Whether this trend results in capitated payments per patient or case payment per procedure, we believe MRIdian’s capability of enabling physicians to visualize the treatment area and adapt therapy in real-time to maximize the clinical benefit to the patient will result in cost savings to both providers and third-party payors.

We plan to work with our customers to collect and publish data on clinical results for patients who have undergone procedures on MRIdian. We are currently sponsoring a study that is estimated to be completed in 2017 at Washington University in St. Louis to compare MRIdian to other IGRT systems, and we plan to continue to support further studies to demonstrate the benefits of MRI-guided radiation therapy and adaptive treatment planning. As data accumulate from the use of our system, we plan to work with professional healthcare organizations to further support global marketing efforts, additional product clearances, approvals and/or registrations and potential improvements in reimbursement. Additionally, we currently provide reimbursement support to our customers through a third-party vendor.

Foreign Reimbursement Regulations

Internationally, reimbursement and healthcare payment systems vary from country to country and include single-payor, government managed systems as well as systems in which private payors and government-managed systems exist side-by-side. In general, the process of obtaining coverage approvals is slower outside of the United States. Our ability to achieve adoption of MRIdian as well as significant sales volume in international markets we enter will depend in part on the availability of reimbursement for procedures performed using MRIdian.

Research and Development

Continued innovation and development of advanced technologies is critical to our goal of making MRI-guided radiation therapy the standard of care for cancer treatment. Our current development activities include improvements in and expansion of product capabilities, continued clinical workflow refinements, design improvements to reduce system costs and improvements in reliability.

The modular design of MRIdian enables the development of new capabilities and performance enhancements by generally allowing each subsystem to evolve within the overall platform design. Access to regular MRIdian upgrades protects customer investment in MRIdian, and facilitates the adoption of new features and capabilities among existing installed base customers. We expect these upgrades will generally consist of new software features and MRI imaging enhancements designed to leverage the capabilities of MRIdian’s on-table adaptive planning, real-time tumor tracking, and the other inherent capabilities of MRI imaging technologies, as well as hardware enhancements as they become available. Ultimately we have a vision of expanding the system’s on-table adaptive feature into a continuously-adaptive capability, which adjusts and corrects for any changes as they happen, on the table, in real-time.

In addition, we believe our existing and expanding IP portfolio will enable us to continuously develop innovative technologies to further strengthen the differentiation of MRIdian in the marketplace. Magnetic resonance imaging is a powerful and versatile measurement technique and is widely used throughout radiology and medicine because of its ability to generate information about tissues and disease states.

At December 31, 2014, we had a total of 30 employees in our research and development departments. Research and development expenses were $8.8 million and $9.4 million for 2013 and 2014, respectively. We plan to continue to increase our investment in research and development in future periods.

Government Regulation

U.S. Medical Device Regulation and Nuclear Materials Regulation

As a manufacturer and seller of medical devices and devices that deliver radiation, we and some of our suppliers and distributors are subject to extensive and rigorous regulation by the FDA, the NRC, other federal, state and local authorities in the United States and foreign regulatory authorities. Regulations promulgated by the FDA relating to medical devices and radiation-producing devices govern, among other things, the following activities that we perform or that are performed on our behalf, and that we will continue to perform or have performed on our behalf:

■	product design, development and testing;

■	manufacturing;

■	approval or clearance;

■	packaging, labeling and storage;

■	marketing, advertising and promotion;

■	distribution, including importing and exporting;

■	installation;

■	possession and disposal;

■	record keeping;

■	service and surveillance, including post-approval monitoring and reporting;

■	complaint handling; and

■	repair or recall of products and issuance of field safety corrective actions.

FDA Clearance and Approval of Medical Devices

The FDA regulates the research, testing, manufacturing, safety, labeling, storage, recordkeeping, promotion, distribution, and production of medical devices in the United States to ensure that medical products distributed domestically are safe and effective for their intended uses. Unless an exemption applies, the FDA requires that all new medical devices and all marketed medical devices that have been significantly changed, or that will be marketed with a new indication for use, obtain either clearance via a 510(k) pre-market notification or approval via a Premarket Approval, or PMA, application before the manufacturer may commercially distribute the product in the United States. The type of marketing authorization necessary is generally linked to the classification of the device. The FDA classifies medical devices into one of three classes. Devices deemed to pose the lowest risk are placed in Class I, and most Class I devices are exempt from premarket notification requirements. Class I devices are those for which safety and effectiveness can be reasonably assured by adherence to a set of regulations referred to as General Controls, which require compliance with the applicable portions of the FDA’s Quality System Regulation, or QSR, and regulations regarding facility registration and product listing, reporting of adverse events and malfunctions, and appropriate, truthful and non-misleading labeling and promotional materials. However, some Class I devices, called Class I reserved devices, also require premarket clearance by the FDA through the 510(k) premarket notification process described below.

Moderate risk devices are placed in Class II and are subject to General Controls as well as Special Controls, which can include performance standards, guidelines and post-market surveillance. Most Class II devices are subject to premarket review and clearance by the FDA pursuant to Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or FDCA.

Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device are placed in Class III. Class III devices require FDA approval of a PMA prior to marketing.

MRIdian has been classified as a Class II medical device subject to the 510(k) clearance process.

510(k) clearance process. Most Class II devices are subject to premarket review and clearance by the FDA. Premarket review and clearance by the FDA for Class II devices is accomplished through the 510(k) premarket notification process. Under the 510(k) process, the manufacturer must submit to the FDA a premarket notification, demonstrating that the device is “substantially equivalent” to either:

■	a device that was legally marketed prior to May 28, 1976, the date upon which the Medical Device Amendments of 1976 were enacted; or

■	another commercially available, similar device that was cleared through the 510(k) process.

To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data is sometimes required to support substantial equivalence.

The process of obtaining 510(k) clearance usually takes from three to 12 months from the date the application is filed and generally requires submitting supporting design and test data, which can be extensive and can prolong the process for a considerable period of time. If the FDA agrees that the device is substantially equivalent, it will grant clearance to commercially market the device. We received our 510(k) clearances for the treatment planning and delivery software system in January 2011 and for MRIdian in May 2012.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a new or major change in the intended use of the device, may require a new 510(k) clearance or, depending on the modification, could require approval of a PMA. The FDA requires each manufacturer to make this determination in the first instance, but the FDA can review any such decision. If the FDA disagrees with the manufacturer’s decision, it may retroactively require the manufacturer to submit a request for 510(k) clearance or PMA approval and can require the manufacturer to cease marketing and/or recall the product until 510(k) clearance or PMA approval is obtained. Since obtaining 510(k) clearances in 2011 and 2012, we have made changes to MRIdian that we believe do not require new 510(k) clearance.

Premarket application approval process. Submission and approval of a PMA is required before marketing of a Class III product may proceed. Under the PMA application process, the applicant must generally conduct at least one clinical investigation and submit extensive data and clinical information demonstrating reasonable assurance of the safety and effectiveness of the device for its intended use to the FDA’s satisfaction. Accordingly, a PMA application typically includes, but is not limited to, extensive technical information regarding device design and development, pre-clinical and clinical trial data, manufacturing information, labeling and financial disclosure information for the clinical investigators in device studies. The PMA process is much more demanding than the 510(k) premarket notification process.

Following receipt of a PMA application, the FDA conducts an administrative review to determine whether the application is sufficiently complete to permit a substantive review. If it is not, the agency will refuse to file the PMA. If it is, the FDA will accept the application for filing and begin the review. The FDA, by statute and by regulation, has 180 days to review a filed PMA application, although the review of an application more often occurs over a significantly longer period of time. During this review period, the FDA may request additional information or clarification of information already provided, and the FDA may issue a major deficiency letter to the applicant, requesting the applicant’s response to deficiencies communicated by the FDA. Before approving or denying a PMA, an FDA advisory committee may review the PMA at a public meeting and provide the FDA with the committee’s recommendation on whether the FDA should approve the submission, approve it with specific conditions, or not approve it. Overall, the PMA application process typically takes between one to three years, but may take significantly longer. The FDA may approve a PMA application with post-approval conditions intended to ensure the safety and effectiveness of the device including, among other things, restrictions on labeling, user training requirements, restrictions on promotion, sale and distribution, and requirements for the collection of long-term follow-up data.

MRIdian is not currently approved under a PMA approval, and we have no plans for any indication or system improvements or extensions that we believe would require a PMA.

Clinical trials. Clinical trials are generally required to support a PMA application and are sometimes required for 510(k) clearance. Such trials require submission of an investigational device exemption, or IDE, application to the FDA for a specified number of patients and study sites, unless the product is deemed a non-significant risk device eligible for more abbreviated IDE requirements. If an IDE is required, the FDA and the appropriate institutional review boards, or IRBs, at the clinical sites must approve the study before clinical trials may begin. If the device is considered a non-significant risk device, IDE submission to FDA is not required. Instead, only approval from the IRB overseeing the clinical trial is required. Clinical trials are subject to extensive monitoring, record keeping and reporting requirements. Clinical trials must be conducted under the oversight of an IRB for the relevant clinical trial sites and must comply with FDA regulations, including but not limited to those relating to good clinical practices. To conduct a clinical trial, the patient’s informed consent must be obtained in form and substance that complies with both FDA requirements and state and federal privacy and human subject protection regulations. The clinical trial sponsor, the FDA or the IRB could suspend or terminate a clinical trial at any time for various reasons, including a belief that the subjects are being exposed to an unacceptable health risk. Even if a trial is completed, the results of clinical testing may not adequately demonstrate the safety and effectiveness of the device or may otherwise not be sufficient to obtain FDA clearance or approval to market the product.

Continuing FDA regulation. Any devices we manufacture or distribute pursuant to 510(k) clearance or PMA approval by the FDA are subject to pervasive and continuing regulation by the FDA and certain state agencies. These include product listing and establishment registration requirements, which help facilitate FDA inspections and other regulatory actions.

In addition, our manufacturing operations for medical devices and those of our suppliers must comply with the FDA’s QSR. The QSR requires that each manufacturer, including third party manufacturers, establish and implement a quality system by which the manufacturer monitors the manufacturing process and maintains records that show compliance with FDA regulations and the manufacturer’s written specifications and procedures. Among other things, the QSR requires that manufacturers establish performance requirements before production and follow stringent requirements applicable to the device design, testing, production, control, record keeping, documentation, labeling and installation, as well as supplier/contractor selection, complaint handling and other quality assurance procedures during all aspects of the manufacturing process. Compliance with the QSR is necessary to be able to continue to market medical devices that have received FDA approval or clearance, and to receive FDA clearance or approval to market new or significantly modified medical devices. The FDA makes announced and unannounced inspections of medical device manufacturers, and these inspections may include the manufacturing facilities of subcontractors. Following an inspection, the FDA may issue reports, known as FDA Form 483 reports, listing the investigator’s observations of conditions or practices which indicate the possibility that an FDA-regulated product may be in violation of FDA’s requirements. FDA may also issue warning letters documenting regulatory violations observed during an inspection. The manufacturer’s failure to adequately respond to such reports or warning letters may result in FDA enforcement action against the manufacturer and related consequences, including, among other things, fines, injunctions, civil penalties, recalls or seizures of products, total or partial suspension of production, FDA refusal to grant 510(k) clearance or PMA approval to new devices, withdrawal of existing clearances or approvals, and criminal prosecution.

Manufacturers must also comply with post-market surveillance regulations, including medical device reporting regulations, which require that manufacturers review and report to the FDA any incident in which their device may have caused or contributed to a death or serious injury, or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur. In addition, corrections and removal reporting regulations require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the Federal Food, Drug, and Cosmetic Act that may present a risk to health. The FDA may also order a mandatory recall if there is a reasonable probability that the device would cause serious adverse health consequences or death.

The FDA and the Federal Trade Commission, or FTC, also regulate the promotion and advertising of MRIdian. In general, we may not promote or advertise MRIdian for uses not within the scope of our clearances or approvals or make unsupported safety and effectiveness claims.

Failure to comply with applicable FDA requirements, including delays in or failures to report incidents to the FDA or off-label promotion, can result in enforcement action by the FDA, which can include any of the following sanctions:

■	warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;

■	customer notifications or repair, replacement, refunds, recall, administrative detention or seizure of our MRIdian systems;

■	operating restrictions or partial suspension or total shutdown of production;

■	refusing or delaying requests for 510(k) clearance or PMA approval of new or modified products;

■	withdrawing 510(k) clearances or PMA approvals that have already been granted;

■	refusal to grant export approval for products; or

■	criminal prosecution.

Radiological health. We are also regulated by the FDA under the Electronic Product Radiation Control provisions of the FDCA because MRIdian contains gamma radiation producing components, and because we assemble these components during manufacturing and service activities. The Electronic Product Radiation Control provisions require gamma radiation producing products to comply with certain regulations and applicable performance standards. Manufacturers are required to certify in product labeling and reports to the FDA that their products comply with all necessary standards as well as maintain manufacturing, testing and sales records for their products. The Electronic Product Radiation Control provisions also require manufacturers to report product defects and affix appropriate labeling to covered products. Failure to comply with these requirements could result in enforcement action by the FDA, which can include any of the sanctions described above.

Nuclear Regulatory Commission and U.S. State Agencies

In the United States, as a manufacturer of medical devices and devices utilizing radioactive byproduct material (i.e. depleted uranium shielding and Cobalt-60 sources) we are subject to extensive regulation by not only federal governmental authorities, such as the NRC, but also by state and local governmental authorities, such as the Ohio Department of Health, to ensure such devices are safe and effective. In Ohio, the Department of Health, by agreement with the NRC, regulates the possession, use, and disposal of radioactive byproduct material as well as the manufacture of devices containing radioactive sealed sources to ensure compliance with state and federal laws and regulations. We have received sealed source device approval from the Ohio Department of Health for MRIdian and have entered into a standby letter of credit with PNC for $103 thousand to provide certification of financial assurance for decommissioning Cobalt-60 radioactive materials in accordance with Ohio Department of Health regulations. The company and/or its supplier of radiation sources must also comply with NRC and U.S. Department of Transportation regulations on the labeling and packaging requirements for shipment of radiation sources to hospitals or other users of MRIdian. Compliance with NRC, state and local requirements is required for distribution, installation, use and service within each state that we intend to install MRIdian systems.

Existing radiation therapy facilities practicing nuclear medicine, brachytherapy or Gamma Knife therapy are already required to have necessary NRC and/or state licenses and a radiation safety program requiring compliance to various provisions under 10 CFR 35 “Medical uses of byproduct material.” Use of MRIdian is regulated under 10 CFR 35.1000 “Other medical uses of byproduct material or radiation from byproduct material.” In 2013, the NRC released a licensing guidance under 10 CFR 35.1000 to guide our customers in the NRC requirements applicable for the use of MRIdian. We believe that this guidance is favorable in that it is consistent with clinical use of existing image-guided radiation therapy devices.

Moreover, our use, management, and disposal of certain radioactive substances and wastes are subject to regulation by several federal and state agencies depending on the nature of the substance or waste material. We believe that we are in compliance with all federal and state regulations for this purpose.

Outside the United States, various laws apply to the import, distribution, installation and use of MRIdian, in consideration of the nuclear materials within MRIdian.

U.S. Privacy and Security Laws

We may also be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology and Clinical Health Act, or HITECH, and their respective implementing regulations, including the final omnibus rule published on January 25, 2013, imposes specified requirements relating to the privacy, security and transmission of individually identifiable health information. Further, “business associates,” defined as independent contractors or agents of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity are also subject to certain HIPAA privacy and security standards. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

U.S. Fraud and Abuse Laws and Regulations

The healthcare industry is also subject to a number of fraud and abuse laws and regulations, including physician anti-kickback, false claims and physician payment transparency laws. Violations of these laws can lead to civil and criminal penalties, including exclusion from participation in federal healthcare programs and significant monetary penalties, among others. These laws, among other things, constrain the sales, marketing and other promotional activities of manufacturers of medical products, such as us, by limiting the kinds of financial arrangements we may have with hospitals, physicians and other potential purchasers of medical products who may seek reimbursement from a federal or state health care program such as Medicare or Medicaid.

Anti-kickback laws. The federal Anti-Kickback Statute makes it a criminal offense to knowingly and willfully solicit, offer, receive or pay any remuneration in exchange for, or to induce, the referral of business, including the purchase, order, lease of any good, facility, item or service, that are reimbursable by a state or federal health care program, such as Medicare or Medicaid. The term “remuneration” has been broadly interpreted to include anything of value. The Anti-Kickback Statute has been interpreted to apply to the purchase of medical devices from a particular manufacturer or the referral of patients to a particular supplier of diagnostic services utilizing such devices. Although, there are established statutory exceptions and regulatory safe harbors that define certain financial transactions and practices that are not subject to the Anti-Kickback Statute, the exceptions and safe harbors are drawn narrowly. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all its facts and circumstances.

Generally, courts have taken a broad interpretation of the scope of the Anti-Kickback Statute, holding that the statute may be violated if merely one purpose of a payment arrangement is to induce referrals or purchases. Further, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

Violations of this law are punishable by up to five years in prison, and can also result in criminal fines, administrative civil money penalties and exclusion from participation in federal healthcare programs. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act. Many states have also adopted statutes similar to the federal Anti-Kickback Statute, some of which apply to payments in connection with the referral of patients for healthcare items or services reimbursed by any source, not only governmental payor programs.

False Claims Act. The federal civil False Claims Act prohibits anyone from knowingly and willfully presenting, or causing to be presented, claims for payment, that are false or fraudulent, for services not provided as claimed. In addition to actions initiated by the government itself, the statute authorizes actions to be brought on behalf of the federal government by a private party having knowledge of the alleged fraud. Because the complaint is initially filed under seal, the action may be pending for some time before the defendant is even aware of the action. If the government is ultimately successful in obtaining redress in the matter or if the plaintiff succeeds in obtaining redress without the government’s involvement, then the plaintiff will receive a percentage of the recovery. When an entity is determined to have violated the False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties ranging from $5,500 to $11,000 for each separate false claim, and may be excluded from participation in federal health care programs, and, although the federal False Claims Act is a civil statute, violations may also implicate various federal criminal statutes. Several states have also adopted comparable state false claims act, some of which apply to all payors.

Civil monetary penalties laws. The civil monetary penalties statute imposes penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

Other fraud and abuse laws. HIPAA also created new federal criminal statutes that prohibit among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Like the federal Anti-Kickback Statute, the intent standard for certain healthcare fraud statutes under HIPAA was amended by the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the Affordable Care Act, such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

Physician payment transparency laws. There has been a recent trend of increased federal and state regulation of payments made to physicians and other healthcare providers and entities. The Affordable Care Act, among other things, imposed new reporting requirements on certain manufacturers, including certain device manufacturers, for payments provided to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Failure to submit timely, accurately, and completely the required information may result in civil monetary penalties of up to an aggregate of $150,000 per year and up to an aggregate of $1 million per year for “knowing failures.” Device manufacturers were required to begin collecting data on August 1, 2013 and submit reports on aggregate payment data to the government for the first reporting period (August 1, 2013 – December 31, 2013) by March 31, 2014, and to report detailed payment data for the first reporting period and submit legal attestation to the accuracy of such data by June 30, 2014. Thereafter, device manufacturers must submit reports by the 90th day of each subsequent calendar year. CMS made all reported data publicly available on September 30, 2014.

Certain states also mandate implementation of compliance programs, impose restrictions on device manufacturer marketing practices and/or require the tracking and reporting of gifts, compensation and other remuneration to healthcare providers and entities.

The laws and regulations and their enforcement are constantly undergoing change, and we cannot predict what effect, if any, changes may have on our business. In addition, new laws and regulations may be adopted which adversely affect our business. There has been a trend in recent years, both in the United States and internationally, toward more stringent regulation and enforcement of requirements applicable to medical device manufacturers and requirements regarding protection and confidentiality of personal data.

State Certificate of Need Laws

In some states, a certificate of need, or CON, or similar regulatory approval is required by hospitals and other healthcare providers prior to the acquisition of high-cost capital items, including MRIdian, or the provision of new services. These laws generally require appropriate state agency determination of public need and approval prior to the acquisition of such capital items or addition of new services. CON requirements may preclude our customers from acquiring, or significantly delay acquisition of, MRIdian and/or from performing treatments using MRIdian. CON laws are the subject of ongoing legislative activity, and a significant increase in the number of states regulating the acquisition and use of MRIdian through CON or similar requirements could adversely affect us.

Healthcare Reform

In the United States and foreign jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system seeking, among other things, to reduce healthcare costs that could affect our results of operations.

By way of example, in the United States, the Affordable Care Act was signed into law in March 2010, which is expected to substantially change the way healthcare is delivered and financed by both governmental and private insurers. Among other things, the Affordable Care Act:

■	imposed an annual excise tax of 2.3% on any entity that manufactures or imports medical devices offered for sale in the United States;

■	established a new Patient-Centered Outcomes Research Institute to oversee and identify priorities in comparative clinical effectiveness research in an effort to coordinate and develop such research;

■	implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models; and

■	created an independent payment advisory board that will submit recommendations to reduce Medicare spending if projected Medicare spending exceeds a specified growth rate.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. On August 2, 2011, the President signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This included reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and will stay in effect through 2024 unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals and imaging centers.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for MRIdian or additional pricing pressure.

Foreign Regulation of Medical Devices

Our activities outside the United States are subject to regulatory requirements that vary from country to country and frequently differ significantly from those in the United States. Failure to obtain and maintain regulatory approval or clearance in any foreign country in which we market or plan to market MRIdian may have a negative effect on our ability to generate revenue and harm our business.

In general, MRIdian is regulated outside the United States as medical devices by foreign governmental agencies similar to the FDA and the FTC. In addition, in foreign countries where we have operations or sell MRIdian, we are subject to laws and regulations applicable to manufacturers of medical devices, radiation producing devices and to the healthcare industry, and laws and regulation of general applicability relating to environmental protection, safe working conditions, manufacturing practices and other matters. These laws and regulations are often comparable to, or more stringent than U.S. laws and regulations. Our sales of MRIdian in foreign countries are also subject to regulation of matters such as product standards, packaging requirements, labeling requirements, import restrictions, tariff regulations, duties and tax requirements. We rely in some countries on our foreign distributors to assist us in complying with applicable regulatory requirements.

Regulation in the EU

In the European Union, or EU, we are required under the European Medical Device Directive (Council Directive 93/42/EEC) to affix the CE mark to our MRIdian systems in order to sell the MRIdian systems in member countries of the EU. The CE mark is an international symbol that represents adherence to certain essential principles of safety and effectiveness mandated in the European Medical Device Directive (the so-called “essential requirements”). Once affixed, the CE mark enables a product to be sold within the European Economic Area, which is composed of the 28 Member States of the EU plus Norway, Iceland and Liechtenstein.

To demonstrate compliance with the essential requirements, we must undergo a conformity assessment procedure which varies according to the type of medical device and its classification. Except for low risk medical devices (Class I with no measuring function and which are not sterile) where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the essential requirements of the Medical Devices Directive, a conformity assessment procedure requires the intervention of an organization accredited by a Member State of the EEA to conduct conformity assessments, or a Notified Body. Depending on the relevant conformity assessment procedure, the Notified Body would typically audit and examine the technical file and the quality system for the manufacture, design and final inspection of our devices. The Notified Body issues a CE Certificate of Conformity following successful completion of a conformity assessment procedure conducted in relation to the medical device and its manufacturer and their conformity with the essential requirements. This Certificate entitles the manufacturer to affix the CE mark to its medical devices after having prepared and signed a related EC Declaration of Conformity.

We received the CE Certificate of Conformity from our Notified Body in November 2014, allowing us to affix the CE mark to MRIdian in order to sell it throughout the EEA.

If we modify MRIdian we may need to apply for permission to affix the CE mark to the modified product. Additionally, we will need to apply for a CE mark for any new products that we may develop in the future. We cannot be certain that we will be able to obtain permission to affix the CE mark for modified or new products or that we will continue to meet the quality and safety standards required to maintain the permissions that we have already received or may receive in the future. In addition, if we are unable to obtain permission to affix the CE mark to our future products, we would be unable to sell them in EU member countries.

Regulation in Other Countries

We will be subject to additional regulations in foreign countries in which we intend to market, sell and import MRIdian. We or our distributors must receive all necessary approvals or clearance prior to marketing and importing MRIdian in those international markets. We received a license and permission to import MRIdian into the United Arab Emirates in December 2014. We received regulatory approval in Italy in January 2015, which is required in addition to the CE mark. We are currently seeking government approval to market MRIdian in China, Japan, Taiwan, Korea, Russia, Hong Kong and Turkey. Other countries where we will be seeking approval in the near term are Canada, Egypt, and Australia. We will seek approvals in other countries as may be required in the future.

The International Standards Organization promulgates internationally recognized standards, including those for the requirements of quality systems. We are certified to the ISO 13485:2003 standard, which specify the quality system requirements for medical device manufacturers. To support our ISO certifications, we are subject to surveillance audits by a Notified Body yearly and recertification audits every three years that assess our continued compliance with the relevant ISO standards. Our next recertification audit will occur by March 2015.

Employees

At December 31, 2014, we had 77 full-time employees. Within our workforce, 30 employees are engaged in research and development and 47 in business development, finance, human resources, facilities, information technology and general management and administration. We have no collective bargaining agreements with our employees, and we have not experienced any work stoppages. We consider our relations with our employees to be good.

Facilities

Our corporate headquarters are located in Oakwood Village, Ohio, where we lease and occupy approximately 41,000 square feet of office space. The current term of our Oakwood Village lease expires on October 31, 2017, with an option to extend the term through October 31, 2027. We also maintain an office in Mountain View, California, where we lease and occupy approximately 25,500 square feet of office space. The current term of our Mountain View lease expires on November 30, 2019. In connection with our Mountain View, California lease, we have entered into a standby letter of credit with PNC Bank, National Association for $0.5 million.

We believe that our existing facilities are adequate for our current needs. When our leases expire, we may exercise our renewal option or look for additional or alternate space for our operations and we believe that suitable additional or alternative space will be available in the future on commercially reasonable terms.

Legal Proceedings

From time to time, we are subject to various legal proceedings, claims and administrative proceedings that arise in the ordinary course of our business activities. Although the results of litigation and claims cannot be predicted with certainty, as of the date of this prospectus, we do not believe we are party to any claim, proceeding or litigation the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors at February 20, 2015:

Name	Age	Position(s)
Executive Officers
Chris A. Raanes	49	President, Chief Executive Officer and Director
James F. Dempsey, Ph.D.	44	Chief Scientific Officer and Director
Michael Brandt	51	Senior Vice President of Sales
D. David Chandler	57	Chief Financial Officer

Non-Employee Directors
Joshua Bilenker, M.D.(1)(2)	43	Director
David Bonita, M.D.(1)(3)	39	Director
Caley Castelein, M.D.(2)(3)	44	Director
Mark S. Gold, M.D.(3)	65	Director
Aditya Puri(1)(2)	44	Director
Peter Roemer, Ph.D.(4)	59	Director
Robert Weisskoff, Ph.D.(4)	52	Director
Philip Yang(4)	57	Director

(1)	Member of audit committee.
(2)	Member of compensation committee.
(3)	Member of nominating and corporate governance committee.
(4)	This individual has tendered his resignation from our board of directors effective immediately prior to the declaration of effectiveness of the registration statement of which this prospectus forms a part.

Executive Officers

Chris A. Raanes has served as our President and Chief Executive Officer and as a member of the board of directors since February 2013. Mr. Raanes brings over 15 years of experience in the private and public medical device field. As our President and Chief Executive Officer, Mr. Raanes has supported our growth and strategic initiatives, including our worldwide commercial expansion of MRIdian. Previously, Mr. Raanes was Executive Vice President from July 2011 to November 2012 and Chief Operating Officer and Senior Vice President from September 2002 to July 2011 at Accuray Incorporated, a medical device company. He also served as Vice President and General Manager, Digital Imaging at PerkinElmer Inc., a healthcare company, from December 1999 to March 2002. Mr. Raanes holds a B.S. and an M.S. in Electrical Engineering from the Massachusetts Institute of Technology. We believe Mr. Raanes is qualified to serve on our board of directors because of his extensive management experience and his expertise in radiation therapy device commercialization and operations.

James F. Dempsey, Ph.D. has served as our Chief Scientific Officer since founding ViewRay in March 2004. Dr. Dempsey has been a member of the board of directors since January 2008. Dr. Dempsey brings more than 17 years of experience in the field of radiotherapy medical physics to ViewRay. He previously served as a faculty member in the University of Florida Department of Radiation Oncology, as Assistant Professor from July 2001 to July 2007 and Associate Professor from July 2007 to January 2008. Dr. Dempsey holds a B.S. in Radiochemistry from San Jose State University and a Ph.D. in Nuclear Chemistry from Washington University in St. Louis. We believe Dr. Dempsey is qualified to serve on our board of directors based on his in-depth knowledge of our product, business and industry, as well as his expertise in nuclear chemistry and physics and medical physics.

Michael Brandt has served as our Senior Vice President of Sales since January 2012. He previously served as a general manager of Accuray Incorporated’s Americas division from October 2009 to December 2012, and as general manager of Accuray Incorporated’s Europe, Middle East, India and Africa division from September 2008 to October 2009. Prior to Accuray Incorporated, Mr. Brandt worked at Philips Medical Systems, a healthcare company, serving as Senior Director MRI International from September 2007 to September 2008, as Senior Director MRI, North America from 2005 to September 2007 and as Marketing Director MRI, North America from 2001 to 2005. Mr. Brandt holds an N.D. in Electrical Engineering from Vaal University of Technology in South Africa.

D. David Chandler has served as our Chief Financial Officer since November 2010. Mr. Chandler has over 30 years of experience in finance, strategic planning, investor relations and accounting. Before joining ViewRay, Mr. Chandler served as a Practice Manager and consulting Chief Financial Officer with vcfo Holdings, Inc., a financial consulting firm, from October 2007 to November 2010. Prior to that, he served as Chief Operating Officer and Chief Financial Officer of Straitshot Communications, Inc., a network solutions company, from June 2003 to July 2007 and Chief Financial Officer of Stellar One Corporation, a technology company, from July 1998 to April 2003. Prior to Stellar One Corporation, Mr. Chandler held a variety of financing and accounting management roles, including Business Assurance Manager with PricewaterhouseCoopers LLP. Mr. Chandler received a B.A. in Business from the University of Washington, Michael G. Foster School of Business and a B.A. in German from the University of Washington.

Board Composition

Non-Employee Directors

Joshua Bilenker, M.D. has served as a member of our board of directors since January 2008. Dr. Bilenker joined Aisling Capital LLC in April 2006 and has served as an Operating Partner since November 2013. He has served as Chief Executive Officer of Loxo Oncology, Inc., an Aisling Capital LLC portfolio company, since July 2013. Previously, Dr. Bilenker served as a Medical Officer in the Office of Oncology Drug Products at the FDA from August 2004 to April 2006. Dr. Bilenker has served on the boards of directors of Loxo Oncology, Inc. since July 2008, T2 Biosystems, Inc. since August 2011 and Roka Bioscience, Inc. since January 2012, as well as on the boards of directors of several private companies. He is also a board member of the NCCN Foundation and BioEnterprise. Dr. Bilenker holds an A.B. in English from Princeton University and an M.D. from the Johns Hopkins School of Medicine. We believe Dr. Bilenker is qualified to serve on our board of directors based on his oncology background, experience at the FDA and his extensive service as a director or officer of, and as an investor in, other healthcare companies.

David Bonita, M.D. has served as a member of our board of directors since January 2008. Dr. Bonita has served as a Private Equity Partner at OrbiMed Advisors LLC, or OrbiMed, since June 2013. Dr. Bonita joined OrbiMed in June 2004 as a Private Equity Senior Associate, and was promoted to Private Equity Principal in December 2007. Prior to OrbiMed, he was a corporate finance analyst in the healthcare investment banking group of Morgan Stanley & Co. from February 1998 to July 1999, and a corporate finance analyst in the healthcare investment banking group of UBS AG from August 1997 to February 1998. Dr. Bonita has also served on the board of directors of Loxo Oncology, Inc. since October 2013, as well as on the boards of directors of several private companies. Dr. Bonita holds an A.B. in Biological Sciences from Harvard College and an M.D. and M.B.A. from Columbia University in the City of New York. We believe Dr. Bonita is qualified to serve on our board of directors due to his extensive investment experience in the healthcare industry.

Caley Castelein, M.D. has served as a member of our board of directors since January 2008. Dr. Castelein has served as a Managing Director of Kearny Venture Partners, L.P. since September 2006. Prior to that, Dr. Castelein served as a Managing Director at Thomas Weisel Partners, which was acquired by Stifel, Nicolaus & Company, Incorporated in July 2010, from March 2003 to September 2006. Dr. Castelein has served on the boards of directors of several private companies. Dr. Castelein holds an A.B. in Biological Sciences from Harvard College and an M.D. from the University of California, San Francisco. We believe Dr. Castelein is qualified to serve on our board of directors based on his extensive investment experience in the healthcare industry.

Mark S. Gold, M.D. has served as a member of our board of directors since our founding in March 2004. Dr. Gold was a Professor, Distinguished Professor and Chairman of Psychiatry at the University of Florida from 1990 until his retirement in June 2014. Dr. Gold has worked for over 40 years in basic science and clinical research, translating research into clinical practice. He has been a consultant and senior advisor to banks and private equity and venture capital firms on medical devices, pharmaceuticals and health care services throughout his career. He was a Founding Director of the Somerset Valley Bank and Somerset Valley Financial from 1991 to 1999. Dr. Gold has served on the board of directors of Axogen, Inc. (formerly LecTec Corporation) since September 2011. Dr. Gold is currently the Chairman of RiverMend Health. We believe Dr. Gold is qualified to serve on our board of directors because of his academic expertise and his extensive research experience across medical specialties and institutions.

Aditya Puri has served as a member of our board of directors since February 2015. Mr. Puri has served as an Investments Director at Xeraya Capital, which is responsible for life sciences investments for Khazanah Nasional Berhad, since October 2012. Previously, he was a Director in Khazanah Nasional’s Life Sciences unit since November 2011, which was responsible for Khazanah’s life sciences investments. Prior to that, Mr. Puri consulted part time in the greater Boston area for various healthcare and cleantech startups affiliated with Harvard University and Massachusetts Institute of Technology, or MIT, from 2009 to 2011. Mr. Puri also served as Managing Director of global development at Salary.com from July 2007 to April 2008. Mr. Puri was at the Yankee Group, a global technology research and consulting company, from September 2000 to March 2007, finishing his tenure as a Vice-President and member of the leadership team. Between March 1997 and April 2000, he was at Boston Scientific, a Fortune 500 medical device manufacturer. Mr. Puri serves on several boards of directors of private companies in the investment and healthcare fields. Mr. Puri has a B.S. from the University of Southern Maine and received an M.B.A. from the MIT Sloan School of Management. We believe Mr. Puri is qualified to serve on our board of directors because of his extensive experience in life sciences investment and growth.

Peter Roemer, Ph.D. has served as a member of our board of directors since March 2008. Dr. Roemer has served as Chief Engineer of GE Healthcare, MRI, a division of General Electric Company, since June 2013. Dr. Roemer was previously Chief Technology Officer of GE Healthcare, MRI from November 2009 to June 2013. Dr. Roemer was the co-founder of ONI Medical Systems, Inc., or ONI, in November 1997 and served as its Chief Operating Officer and Chief Technology Officer from November 1997 until the sale of ONI’s business and assets to the GE Healthcare division of General Electric Company in November 2009. Prior to ONI, Dr. Roemer served as Engineering Vice President of Advanced NMR Systems Inc. from June 1994 to November 1997. Dr. Roemer holds a B.S. in Electrical Engineering and a Ph.D. in Nuclear Engineering from the Massachusetts Institute of Technology. We believe Dr. Roemer is qualified to serve on our board of directors due to his extensive medical imaging research and development experience, scientific expertise and service as a founder and officer of other life sciences companies.

Robert Weisskoff, Ph.D. has served as a member of our board of directors since January 2008. Dr. Weisskoff has served as a Partner of Fidelity Biosciences, a division of FMR LLC, since November 2004. Prior to joining FMR LLC, he was Vice President of Business Development at EPIX Pharmaceuticals, Inc. from 1998 to October 2004. He previously served on the staff of Massachusetts General Hospital/Harvard Medical School as a Director and Associate Professor of Radiology from 1990 to 1998. From July 2007 to March 2013, Dr. Weisskoff served on the board of directors of

Tetraphase Pharmaceuticals, Inc., and currently serves on the boards of directors of several private companies. Dr. Weisskoff holds an A.B. in Physics from Harvard University, a Ph.D. in Physics from the Massachusetts Institute of Technology and an M.B.A. from Columbia University in the City of New York. We believe Dr. Weisskoff is qualified to serve on our board of directors because of his investment experience in the healthcare industry and his extensive research and development and business development experience at medical device companies.

Philip Yang has served as a member of our board of directors since April 2014. Mr. Yang has served as Vice President of International Procurement at Cowealth Medical Holding Co. Ltd., or Cowealth, since July 1997. Prior to Cowealth, Mr. Yang served as Vice President, Administration at Inwood Industry Co., Ltd. from April 1994 until July 1997. He previously served on the board of directors of Cowealth from June 2011 until June 2014. Mr. Yang holds a B.S. in Industrial Management from National Cheng Kung University in Taiwan. We believe Mr. Yang is qualified to serve on our board of directors because of his extensive management experience with international medical device companies.

Director Independence

Our board of directors currently consists of nine members. Our board of directors has determined that all of our directors, other than Mr. Raanes and Dr. Dempsey, qualify as “independent” directors in accordance with listing requirements of The NASDAQ Stock Market, or NASDAQ. Mr. Raanes and Dr. Dempsey are not considered independent because each is an employee of ViewRay. The NASDAQ independence definition includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his family members has engaged in various types of business dealings with us. In addition, as required by NASDAQ rules, our board of directors has made a subjective determination as to each independent director that no relationships exist, which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management. There are no family relationships among any of our directors or executive officers.

Classified Board of Directors

In accordance with our amended and restated certificate of incorporation to be in effect immediately prior to the consummation of this offering, our board of directors will be divided into three classes with staggered, three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Effective upon the consummation of this offering, our directors will be divided among the three classes as follows:

■	the Class I directors will be Chris A. Raanes and Aditya Puri and their terms will expire at the annual meeting of stockholders to be held in 2016;

■	the Class II directors will be Josh Bilenker, M.D., James Dempsey, Ph.D. and Mark Gold, M.D. and their terms will expire at the annual meeting of stockholders to be held in 2017; and

■	the Class III directors will be David Bonita, M.D. and Caley Castelein, M.D. and their terms will expire at the annual meeting of stockholders to be held in 2018.

Our amended and restated certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of the company.

Voting Arrangements

The election of the members of our board of directors is governed by an amended and restated voting agreement that we entered into with certain holders of our common stock and certain holders of our convertible preferred stock and the related provisions of our amended and restated certificate of incorporation. Pursuant to the voting agreement and these provisions:

■	Holders of our common stock have the right to designate a director for election to our board of directors and have designated Dr. Dempsey as such director;

■	Holders of our Series A convertible preferred stock have the right to designate a director for election to our board of directors and have designated Dr. Gold as such director;

■	OrbiMed Advisors LLC (or its affiliates) has the right to designate two directors for election to our board of directors and has designated Dr. Bonita as one such director;

■	Fidelity Biosciences Corp. (or its affiliates) has the right to designate two directors for election to our board of directors and has designated Drs. Weisskoff and Roemer as such directors;

■	Aisling Capital II, L.P. (or its affiliates) has the right to designate two directors for election to our board of directors and has designated Dr. Bilenker as one such director;

■	Kearny Venture Partners L.P. (or its affiliates) has the right to designate a director for election to our board of directors and has designated Dr. Castelein as such director;

■	Royal Seal Holding Co., Limited (or its affiliates) has the right to designate a director for election to our board of directors and has designated Mr. Yang as such director;

■	Harbour Tycoon Limited (or its affiliates) has the right to designate a director for election to our board of directors and has designated Mr. Puri as such director; and

■	our Chief Executive Officer has the right to be designated a director for election to our board of directors.

The holders of our common stock and convertible preferred stock who are parties to the amended and restated voting agreement, as amended, are obligated to vote for such designees. The provisions of this amended and restated voting agreement will terminate on the date of this offering and our certificate of incorporation will be amended and restated, after which there will be no further contractual obligations or charter provisions regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or appointed, or the earlier of their death, resignation or removal.

Role of Board in Risk Oversight Process

Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure, and our audit committee is responsible for overseeing our major financial risk exposures and the steps our management has taken to monitor and control these exposures. The audit committee also monitors compliance with legal and regulatory requirements. Our nominating and governance committee monitors the effectiveness of our corporate governance guidelines and considers and approves or disapproves any related-person transactions. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Board Committees

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee:

■	appoints our independent registered public accounting firm;

■	evaluates our independent registered public accounting firm’s qualifications, independence and performance;

■	determines the engagement of our independent registered public accounting firm;

■	reviews and approves the scope of the annual audit and the audit fee;

■	discusses with management and our independent registered public accounting firm the results of the annual audit and the review of our quarterly financial statements;

■	approves the retention of our independent registered public accounting firm to perform any proposed permissible non-audit services;

■	monitors the rotation of partners of our independent registered public accounting firm on our engagement team as required by law;

■	is responsible for reviewing our financial statements and our management’s discussion and analysis of financial condition and results of operations to be included in our annual and quarterly reports to be filed with the SEC;

■	reviews our critical accounting policies and estimates; and

■	annually reviews the audit committee charter and the committee’s performance.

The current members of our audit committee are Drs. Bilenker and Bonita and Mr. Puri. Dr. Bonita serves as the chairperson of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and NASDAQ. Our board of directors has determined that Dr. Bonita is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of NASDAQ. Under the rules of the SEC, members of the audit committee must also meet heightened independence standards. However, a minority of the members of the audit committee may be exempt from the heightened audit committee independence standards for one year from the date of effectiveness of the registration statement of which this prospectus is a part. Our board of directors has determined that each of Drs. Bilenker and Bonita and Mr. Puri are independent under the applicable rules of NASDAQ. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and NASDAQ.

Compensation Committee

Our compensation committee reviews and recommends policies relating to compensation and benefits of our officers and employees. The compensation committee reviews and recommends corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives and recommends to our board of directors the compensation of these officers based on such evaluations. The compensation committee also recommends to our board of directors the issuance of stock options and other awards under our stock plans. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance by the compensation committee with its charter. The current members of our compensation committee are Drs. Bilenker and Castelein and Mr. Puri. Dr. Castelein serves as the chairperson of the compensation committee. Each of the members of our compensation committee is independent under the applicable rules and regulations of NASDAQ, is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and is an “outside director” as that term is defined in Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended, or the Code. The compensation committee operates under a written charter.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board of directors. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance policies and reporting and making recommendations to our board of directors concerning governance matters. The current members of our nominating and corporate governance committee are Drs. Bonita, Castelein and Gold. Dr. Castelein serves as the chairperson of the nominating and corporate governance committee. Each of the members of our nominating and corporate governance committee is an independent director under the applicable rules and regulations of NASDAQ relating to nominating and corporate governance committee independence. The nominating and corporate governance committee operates under a written charter.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers on our board of directors or compensation committee.

Board Diversity

Upon consummation of this offering, our nominating and corporate governance committee will be responsible for reviewing with the board of directors, on an annual basis, the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members), the nominating and corporate governance committee, in recommending candidates for election, and the board of directors, in approving (and, in the case of vacancies, appointing) such candidates, will take into account many factors, including the following:

■	personal and professional integrity;

■	ethics and values;

■	experience in corporate management, such as serving as an officer or former officer of a publicly held company;

■	experience in the industries in which we compete;

■	experience as a director or executive officer of another publicly held company;

■	diversity of expertise and experience in substantive matters pertaining to our business relative to other board members;

■	conflicts of interest; and

■	practical and mature business judgment.

Currently, our board of directors evaluates, and following the consummation of this offering will evaluate, each individual in the context of the board of directors as a whole, with the objective of assembling a group that can best maximize the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these various areas.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Upon the consummation of this offering, the code of business conduct and ethics will be available on our website at www.viewray.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website. The reference to our web address does not constitute incorporation by reference of the information contained at or available through our website.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation, which will become effective immediately prior to the consummation of this offering, contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

■	any breach of the director’s duty of loyalty to us or our stockholders;

■	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

■	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

■	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the consummation of this offering, provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our amended and restated bylaws also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his, her or its actions in that capacity regardless of whether we would otherwise be permitted to indemnify him, her or it under Delaware law.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we have entered or intend to enter into indemnification agreements with each of our directors, officers and certain other employees prior to the consummation of this offering. These agreements will provide for the indemnification of our directors, officers and certain other employees for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were our agents. We believe that these provisions in our amended and restated certificate of incorporation, amended and restated

bylaws and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. This description of the limitation of liability and indemnification provisions of our amended and restated certificate of incorporation, of our amended and restated bylaws and of our indemnification agreements is qualified in its entirety by reference to these documents, each of which is attached as an exhibit to the registration statement of which this prospectus is a part.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors, officers or employees as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer or employee.

Director Compensation

In 2014, we paid Dr. Gold, who is not affiliated with any of our major investors, an aggregate in cash of $14,000, which represents a quarterly retainer of $2,000 plus $2,000 per board meeting attended. Otherwise, we did not pay any cash compensation to any of the non-employee members of our board of directors, and we did not pay director fees to our directors who are our employees. However, we reimbursed our non-employee directors for travel and other necessary business expenses incurred in the performance of their services for us.

In addition, in April 2014, we granted each of Drs. Gold and Roemer options to purchase 347 and 1,245 shares of our common stock, with exercise prices of $2.25 per share, which the board determined was the fair market value on the date of grant, and with vesting commencement dates of May 13, 2013 and November 13, 2013, respectively. These options vest and become exercisable in 48 monthly installments on each monthly anniversary of the applicable vesting commencement date, such that all awards will be vested on the four-year anniversary of the vesting commencement date, subject to the individual continuing to provide services to us through each such vesting date.

In connection with this offering, we intend to approve and implement a compensation program for our non-employee directors that will consist of annual retainer fees and initial and annual long-term equity awards.

Upon the pricing of this offering, each of Drs. Bilenker, Bonita, Castelein, Gold and Mr. Puri will receive an option to purchase 6,573 shares of our common stock at an exercise price per share equal to the initial public offering price set forth on the cover of this prospectus. The options will vest and become exercisable in substantially equal monthly installments over the 4 years following the grant date, subject to the individual continuing to provide services to us through the applicable vesting date.

2014 Director Compensation Table

The following table sets forth information for the year ended December 31, 2014 regarding the compensation awarded to, earned by or paid to our non-employee directors:

Name(1)	Fees Earned or Paid in Cash($)	Option Awards ($)(2)	Total($)
Joshua Bilenker, M.D.	$–	$–	$–
David Bonita, M.D.	–	–	–
Caley Castelein, M.D.	–	–	–
Mark S. Gold, M.D.	14,000	2,079	16,079
Peter Roemer, Ph.D.	1,225	2,079	3,304
Robert Weisskoff, Ph.D.	–	–	–
Philip Yang	–	–	–

(1)	Mr. Raanes, our President and Chief Executive Officer, and Dr. Dempsey, our Chief Scientific Officer, receive no compensation for their service as directors, and, consequently, neither is included in this table. The compensation received by each of Mr. Raanes and Dr. Dempsey as an employee during 2014 is presented in the 2014 Summary Compensation Table in the section titled “Executive Compensation.”
(2)	The amounts reported in the Option Awards column represent the grant date fair values of stock options granted during 2014 as calculated in accordance with ASC Topic 718. See Note 13 to our audited financial statements included elsewhere in this prospectus for the assumptions used in calculating these amounts. At December 31, 2014, each of Drs. Gold and Roemer held options to purchase an aggregate of 6,744 shares of common stock. None of our other non-employee directors held any options or stock awards.

EXECUTIVE COMPENSATION

The following is a discussion and analysis of compensation arrangements of our named executive officers, or NEOs. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion. As an “emerging growth company,” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

We seek to ensure that the total compensation paid to our executive officers is reasonable and competitive. Compensation of our executive officers is structured around the achievement of individual performance and near-team corporate targets, as well as long-term business objectives.

Our NEOs for 2014 were as follows:

■	Chris A. Raanes, President and Chief Executive Officer;

■	James F. Dempsey, Ph.D., Chief Scientific Officer; and

■	Michael Brandt, Senior Vice President of Sales.

2014 Summary Compensation Table

The following table shows information regarding the compensation of our NEOs for services performed in the year ended December 31, 2014.

Name and Principal Position	Year	Salary($)	Bonus($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total($)
Chris A. Raanes	2014	$415,000	$–	$236,368	$155,625	$19,731	$826,724
President and Chief Executive Officer	2013	378,845	50,000	696,026	144,139	35,140	1,304,150

James F. Dempsey, Ph.D.	2014	260,000	–	44,999	68,250	–	373,249
Chief Scientific Officer	2013	260,000	–	–	69,706	–	329,706

Michael Brandt	2014	250,000	–	14,222	106,625	–	370,847
Senior Vice President of Sales	2013	250,000	–	–	101,192	–	351,192

(1)	The amount reported in the Bonus column represents the signing bonus paid to Mr. Raanes in 2013 pursuant to the Raanes Agreement (as defined below), whereby we paid Mr. Raanes $25,000 on the commencement of his employment and another $25,000 on the six-month anniversary of the commencement of his employment. For more information, please see the description of the Raanes Agreement in “Narrative to 2014 Summary Compensation Table and Outstanding Equity Awards at 2014 Year End—Terms and Conditions of Employment Agreement with Chris A. Raanes” below.
(2)	The amounts reported in the Option Awards columns represent the grant date fair values of stock options granted during 2014 and 2013 as calculated in accordance with ASC Topic 718. See Note 13 to our audited financial statements included elsewhere in this prospectus for the assumptions used in calculating these amounts.
(3)

The amounts reported in the Non-Equity Incentive Plan Compensation column represent the annual cash performance-based bonuses earned by our NEOs pursuant to the achievement of certain company performance objectives. These amounts for 2014 were paid to the NEOs in early 2015. For Mr. Brandt, the amount also includes $41,000 for 2014 and $34,107 for 2013 that was payable pursuant to achievement of certain sales commissions under our sales compensation plan. For more information on the 2014 bonuses paid to our NEOs, please see the descriptions of the annual performance bonuses paid to our NEOs in “Narrative to 2014 Summary Compensation Table and Outstanding Equity Awards at 2014 Year End—Terms and Conditions of Annual Bonuses” below and the description of the sales commissions paid to Mr. Brandt in “Narrative to 2014 Summary Compensation Table and Outstanding Equity Awards at 2014 Year End—Terms and Conditions of Sales Compensation Plan” below.
(4)	The amounts reported in the All Other Compensation column in 2014 for Mr. Raanes represents commercial air travel of $11,367, and transportation and housing in the greater Cleveland area of $8,364 reimbursed by us pursuant to the terms and conditions of the Raanes Agreement, whereby we reimburse the costs incurred by Mr. Raanes for commuting from his residence to our offices in Oakwood Village, Ohio. For more information, please see the description of the Raanes Agreement in “Narrative to 2014 Summary Compensation Table and Outstanding Equity Awards at 2014 Year End—Terms and Conditions of Employment Agreement with Chris A. Raanes” below.

Outstanding Equity Awards at 2014 Year End

The following table sets forth all outstanding equity awards held by each of the NEOs at December 31, 2014.

	Vesting Commencement Date(1)		Option Awards
			Number of Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date
Name			Exercisable	Unexercisable
Chris A. Raanes	2/4/2013	(2)	134,488	196,558	$2.11	2/7/2023
	5/13/2013		51,931	79,263	2.25	4/11/2024
	11/13/2013		13,523	36,408	2.25	4/11/2024

James F. Dempsey, Ph.D.	1/8/2008	(2)	25,292	–	2.40	6/17/2018
	9/30/2014	(3)	–	17,241	2.40	9/30/2018
	6/17/2010	(4)	20,757	–	2.03	6/29/2020
	7/14/2010		66,432	–	2.03	6/29/2020
	3/1/2012		14,620	6,643	2.11	8/8/2022
	5/13/2013		12,794	19,525	2.25	4/11/2024
	11/13/2013		21,682	58,371	2.25	4/11/2024

Michael Brandt	1/9/2012	(2)	21,623	8,032	2.03	12/1/2021
	3/1/2012		3,855	1,751	2.11	8/8/2022
	5/13/2013		3,372	5,148	2.25	4/11/2024
	11/13/2013		644	1,733	2.25	4/11/2024

(1)	Except as otherwise noted, options vest and become exercisable in 48 installments on each monthly anniversary of the vesting commencement date, such that all awards will be vested on the fourth anniversary of the vesting commencement date, subject to the holder continuing to provide services to the company through such vesting date.
(2)

The option vests and becomes exercisable as to 25% of the shares on the first anniversary of the vesting commencement date, and in 36 installments thereafter on each monthly anniversary of the vesting commencement date, such that all awards will be vested on the fourth anniversary of the vesting commencement date, subject to the holder continuing to provide services to the company through such vesting date. For Dr. Dempsey’s option, in the event Dr. Dempsey is terminated without “cause” within 12 months following a “change of control” (each as defined below in the section titled “—Offer Letter to James F. Dempsey, Ph.D.”), the vesting and exercisability of the option shall accelerate in full as of the date of such termination. For Mr. Raanes’ option, (i) if Mr. Raanes is terminated without “cause” or resigns for “good reason” (each as defined below in the section titled “—Employment Agreement with Chris A. Raanes”), the vesting and exercisability of the option shall accelerate with respect to the number of shares that would have vested in the 12 months following Mr. Raanes’ termination; and (ii) in the event Mr. Raanes is terminated without cause or resigns for good reason within the period of time commencing three months prior to a “change of control” (as defined below in the section titled “—Employment Agreement with Chris A. Raanes”) and ending 18 months following such change of control, then the vesting and exercisability of the option shall accelerate in full as of the date of such termination.
(3)	The option vests and becomes exercisable in full upon the occurrence of one of the following events on or before December 31, 2014: (a) immediately prior to the closing of a “corporate reorganization” (as defined in the company’s contingent equity agreement, effective January 8, 2008) in which the company and/or our stockholders receive at least $500 million; or (b) immediately prior to the closing of a firm commitment underwritten public offering of shares of common stock to the public at a pre-money valuation of at least $500 million. The option did not vest on or before December 31, 2014.
(4)	The option vests and becomes exercisable in 36 installments on each monthly anniversary of the vesting commencement date, such that all awards will be vested on the third anniversary of the vesting commencement date, subject to Dr. Dempsey continuing to provide services to the company through such vesting date.

Narrative to 2014 Summary Compensation Table and Outstanding Equity Awards at 2014 Year End

Employment Agreement with Chris A. Raanes

In January 2013, we entered into an employment agreement with Mr. Raanes, or the Raanes Agreement, to serve as our President and Chief Executive Officer and as a member of our board of directors, providing for base salary, target annual bonus opportunity and standard employee benefit plan participation. Mr. Raanes’ base salary is subject to annual increases in the sole discretion of the board of directors. Mr. Raanes’ base salary for 2014 is $415,000, and he had an annual bonus target of 50% of base salary that is earned based on the achievement of certain milestones established by our board of directors. Please see the section below titled “Terms and Conditions of Annual Bonuses” for a further description of our annual bonuses awarded to Mr. Raanes. In 2013, Mr. Raanes was also paid a $50,000 signing bonus, 50% of such signing bonus was paid to Mr. Raanes on the date he commenced employment with us and the remaining 50% of such signing bonus was paid on the six-month anniversary of such date. In addition, we reimburse or directly pay for the costs incurred by Mr. Raanes for housing and transportation in the greater Cleveland area and commercial air travel from his residence in California to our offices in Ohio. In 2014, we reimbursed $8,364 in the aggregate for Mr. Raanes’ housing and transportation in the greater Cleveland area and $11,367 for commercial air travel from his residence to our offices in Ohio. Pursuant to the Raanes Agreement, we granted Mr. Raanes a stock option to purchase 331,046 shares of common stock, which equaled 5% of our issued and outstanding shares as of January 18, 2013. Under the Raanes Agreement, Mr. Raanes’ employment is terminable at-will. Mr. Raanes has also executed our standard confidential information and invention assignment agreement, which contains certain non-competition covenants.

The Raanes Agreement also provides Mr. Raanes with certain severance and change in control benefits. Mr. Raanes’ will be eligible to participate in any carveout plan that we adopt, with minimum levels of compensation at various transaction price levels as set forth in the Raanes Agreement. While we have not adopted any such carveout plan (and as a result Mr. Raanes is not currently eligible for any such carveout payments), in the event we do adopt a carveout plan, the following illustrates the minimum percentage of total proceeds that would be received by Mr. Raanes in connection with an acquisition transaction: (i) if the transaction value is equal to or less than $125 million, Mr. Raanes will not receive any carveout payments; (ii) if the transaction value is greater than or equal to $275 million,

Mr. Raanes will receive 5% of the total proceeds; and (iii) between $125 million and $275 million, Mr. Raanes’ percentage of total proceeds will be determined according to a linear point-slope formula which will be interpolated and applied at the closing of such transaction. Mr. Raanes will remain eligible to participate in the carveout plan only if he remains employed within six months prior to a “change of control” (as defined below), unless he is terminated for “cause” (as defined below).

In addition, pursuant to the Raanes Agreement, if Mr. Raanes’ employment is terminated without cause or Mr. Raanes resigns for “good reason” (as defined below) at any time three months prior to or 18 months following a change of control, then the vesting and exercisability of Mr. Raanes’ initial option granted under the Raanes Agreement will accelerate in full.

Additionally, in the event that Mr. Raanes is terminated without cause or resigns for good reason, subject to his executing and not revoking a general release of all claims against us, then Mr. Raanes will become entitled to receive (i) a severance payment equal to 12 months of his annual base salary, payable in substantially equal installments, (ii) a lump sum cash payment equal to a pro-rated portion of his annual performance bonus payable on the later of (a) the annual date bonuses are made to current employees and (b) the first installment payment for the base salary severance, (iii) payment or reimbursement by us of COBRA premiums for up to 12 months, and (iv) accelerated vesting of Mr. Raanes’ option granted under the Raanes Agreement with respect to that number of shares that would have vested had he remained employed with the company for an additional 12 months.

Under the Raanes Agreement, “change of control” means (i) a sale of all or substantially all of the assets of the company and its subsidiaries taken as a whole or (ii) a merger, consolidation or other similar business combination involving the company, if, upon completion of such transaction, the beneficial owners of voting equity securities of the company immediately prior to the transaction beneficially own less than 50% of the successor entity’s voting equity securities; provided that “change of control” will not include a transaction where the consideration received or retained by the holders of the then-outstanding capital stock of the company does not consist primarily of (a) cash or cash equivalent consideration, (b) securities which are registered under the Securities Act or any successor statute thereto, or (c) securities for which the company or any other issuer thereof has agreed, including pursuant to a demand, to file a registration statement within 90 days of completion of the transaction for resale to the public pursuant to the Securities Act.

Under the Raanes Agreement, “cause” means Mr. Raanes’ (i) dishonesty of a material nature; (ii) theft or embezzlement of our funds or assets; (iii) conviction of, or guilty or no contest plea to, a felony charge or misdemeanor involving moral turpitude, or the entry of a consent decree with any governmental body; (iv) noncompliance in any material respect with any laws or regulations, foreign or domestic; (v) violation of any express direction or any rule, regulation or policy established by the board of directors that is consistent with the terms of the Raanes Agreement; (vi) material breach of the Raanes Agreement or material breach of Mr. Raanes’ fiduciary duties to the company; (vii) gross incompetence, gross neglect or gross misconduct in the performance of his duties; or (viii) repeated and consistent failure to perform the duties under the Raanes Agreement during normal business hours except during vacation periods or absences due to temporary illness. If the board of directors determines in good faith that cause exists, Mr. Raanes will be given written notice by the board of directors that provides the factual basis for the determination prior to that determination being final and Mr. Raanes will have 10 business days to respond and to attempt to cure the condition, although no cure period need be offered if the board of directors reasonably determines that the conditions are not subject to cure.

Under the Raanes Agreement, “good reason” means a resignation that occurs within 30 days following Mr. Raanes’ first having knowledge of any (i) material reduction in his base salary, (ii) material breach of the Raanes Agreement by the company, or (iii) material diminution of Mr. Raanes’ title as Chief Executive Officer or responsibility as Chief Executive Officer imposed by the board of directors (other than in response to an event constituting cause). With respect to subsection (i), any reduction consistent with general reductions in the base salaries of other executives as part of a plan to avoid insolvency or manage any financial distress or hardship of the company will not be deemed to constitute a material reduction in his base salary; and with respect to subsection (ii), good reason will only exist where Mr. Raanes’ has provided the company with written notice of the breach and the company has failed to cure such breach within 10 business days of such written notice.

Offer Letter to James F. Dempsey, Ph.D.

In October 2010, we entered into an offer letter with Dr. Dempsey that provides for employment at-will and annual base salary, annual target bonus, option awards and certain other benefits. Our board of directors reviews Dr. Dempsey’s base salary and target bonus opportunity from time to time to ensure compensation adequately reflects his qualifications, experience, role and responsibilities. Dr. Dempsey’s base salary for 2014 was $260,000. In addition, for 2014, Dr. Dempsey has an annual target bonus of 35% of base salary awarded based on the achievement of certain milestones established by our board of directors. Please see the section titled “Terms and Conditions of Annual Bonuses” below for a further description of our annual bonuses awarded to Dr. Dempsey. His offer letters also contain certain non-disparagement and non-competition restrictive covenants (during Dr. Dempsey’s employment and for 12 months following termination).

The offer letter also provides Dr. Dempsey with certain severance and change of control benefits. In the event Dr. Dempsey is terminated without “cause” (as defined below) at any time within 12 months following a change of control, then in addition to the severance payments described below, the vesting and exercisability of Dr. Dempsey’s option granted on June 17, 2008 will accelerate in full.

In addition, in the event that Dr. Dempsey is terminated without cause, subject to executing and not revoking a general release of all claims against us, then Dr. Dempsey is entitled to receive a severance payment equal to 12 months of his base salary plus his annual bonus for the year preceding the termination date, payable in substantially equal installments over the six-month period following his termination.

“Change of control” has the same meaning as under the Raanes Agreement. “Cause” means Dr. Dempsey’s (i) willful failure to perform his material duties, other than a failure resulting from his complete or partial incapacity due to long-term physical or mental illness or impairment, (ii) willful act that constitutes gross misconduct and that is injurious to the company, (iii) willful breach of a provision of the offer letter, (iv) material or willful violation of a federal or state law or regulation applicable to the business of the company, or (v) conviction or plea of guilty or no contest to a felony.

Offer Letter to Michael Brandt

In December 2011, we entered into an offer letter with Mr. Brandt that provides for employment at-will and other terms and conditions similar to Dr. Dempsey, except as provided below. Mr. Brandt’s base salary for 2014 was $250,000. Mr. Brandt is also eligible for additional compensation under the company’s sales compensation plan. Please see the section below titled “Terms and Conditions of Sales Compensation Plan” for a further description of Mr. Brandt’s sales commissions.

The offer letter also provides Mr. Brandt with certain severance and change of control benefits. In the event Mr. Brandt is terminated without cause or resigns for “good reason” (as defined below) at any time within 12 months following a change of control, then in addition to the severance payments described below, the vesting and exercisability of Mr. Brandt’s option granted under his offer letter will accelerate in full.

In addition, in the event that Mr. Brandt is terminated without cause or resigns for good reason, subject to executing and not revoking a general release of all claims against us, then Mr. Brandt is entitled to receive a severance payment equal to four months of his base salary plus one-third of his annual bonus for the year preceding the termination date payable in substantially equal installments over the four-month period following his termination.

“Change of control” has the same meaning as under the Raanes Agreement. “Cause” has the same meaning as under Dr. Dempsey’s offer letter, “Good reason” means the occurrence of one or more of the following conditions, without Mr. Brandt’s consent and without remedy by the company: (i) a material reduction in his compensation, including but not limited to his level of base salary and annual bonus opportunity, other than reductions approved by the board of directors that are applicable to all employees; (ii) a material, non-voluntary, reduction in his authority, duties, position, title or responsibilities or a material, adverse change in his reporting structure; or (iii) a reduction in the kind or level of his benefits to which he was entitled immediately prior to such reduction, other than reductions approved by the board of directors that are applicable to all employees of the company.

Terms and Conditions of Annual Bonuses

For 2014, all of our NEOs were eligible for cash performance-based bonuses pursuant to the achievement of certain performance objectives. The performance targets are approved annually by our board of directors. When determining the 2014 performance bonus program for our NEOs, in late 2013, the board of directors set certain performance goals, using a mixture of performance objectives after receiving input from our Chief Executive Officer. These performance objectives included installing MRIdian systems and commencing patient treatment, obtaining new sales orders, building manufacturing capabilities, implementing cost-reduction programs and building a world class management and employee team. There was no specific weighting for each performance goal when determining the overall bonus amount, and instead the board of directors evaluated the overall achievement of all performance goals based on the importance to the success of the company. For each of these performance goals under the annual bonus program, the board of directors set general performance goals, but there was no minimum or maximum achievement for each performance target; instead, the board of directors weighed the achievement, partial achievement or non-achievement for each performance target when deciding the overall achievement level. These performance goals were not expected to be attained based on average or below-average performance. Our board of directors intended for the performance targets to require significant effort on the part of our NEOs and, therefore, set these targets at levels they believed would be difficult to achieve, such that average or below-average performance would not satisfy these targets.

Each NEO’s target bonus opportunity is expressed as a percentage of base salary which can be achieved by meeting corporate goals. For each of our NEOs, his target bonus opportunity is originally set in his employment agreement or offer letter, as applicable, with the company as described above. Our board of directors reviews these target percentages to ensure they are adequate, and, while reviewing these target percentages the board of directors does not follow a formula but rather uses the factors as general background information prior to determining the target bonus opportunity rates for our participating NEOs. The board of directors sets these rates based on each participating executive’s experience in his role with the company and the level of responsibility held by each executive, which the board of directors believes directly correlates to his ability to influence corporate results. For 2014, the board of directors used a guideline target bonus opportunity of 50% for Mr. Raanes and 35% for Dr. Dempsey and Mr. Brandt.

Corporate goals and performance targets are reviewed and approved by the board of directors prior to any allocation of the annual bonuses. In early 2015, the board of directors reviewed our 2014 company-wide performance with respect to determining bonuses for executive officers and determined achievement of the performance goals at 75%. Following its review and determinations, the board of directors awarded cash bonuses to the NEOs at 75% of their target bonus opportunity ($155,625 for Mr. Raanes, $68,250 for Dr. Dempsey and $65,625 for Mr. Brandt). The NEOs’ 2014 annual bonuses are set forth in the “2014 Summary Compensation Table” above.

Terms and Conditions of Sales Compensation Plan

For 2014, in addition to the target performance bonus amount described above, Mr. Brandt was also eligible for performance-based cash incentives under a sales compensation plan. For 2014, under his sales compensation plan, Mr. Brandt was eligible to earn commissions based upon the achievement of certain sales targets. For 2014, each of these sales targets were set at levels we determined would require significant effort to achieve and would not be met by average or below-average performance. Commissions for the sales targets are payable monthly or semi-monthly, at our sole discretion. For 2014, Mr. Brandt was awarded $41,000 for achievement of the sales commissions goals.

Terms and Conditions of Equity Awards

In 2014, we granted two options to each of our NEOs. The table above titled “Outstanding Equity Awards at 2014 Year End” describes the material terms of other option awards made in past fiscal years to our NEOs. In April 2014, our board of directors granted the following options to purchase our common stock to each of our NEOs: 131,194 shares and 49,931 shares with vesting commencement dates of May 11, 2013 and November 11, 2013, respectively, for Mr. Raanes; 32,319 shares and 80,053 shares with vesting commencement dates of May 11, 2013 and November 11, 2013, respectively, for Dr. Dempsey; and 8,520 shares and 2,377 shares with vesting commencement dates of May 11, 2013 and November 11, 2013, respectively, for Mr. Brandt. Each of these options had an exercise price of $2.25 per share, which the board determined was the fair market value on the date of grant. The options vest and become exercisable in 48 monthly installments on each monthly anniversary of the applicable vesting commencement date, such that all awards will be vested on the four-year anniversary of the vesting commencement date, subject to the individual continuing to provide services to us through each such vesting date.

Upon the pricing of this offering, Mr. Raanes, Dr. Dempsey and Mr. Brandt will receive an option to purchase 512,172, 31,635, and 46,159 shares of our common stock, respectively, at an exercise price per share equal to the initial public offering price set forth on the cover of this prospectus. The options will vest and become exercisable in substantially equal monthly installments over the 4 years following the grant date, subject to the individual continuing to provide services to us through the applicable vesting date.

Terms and Conditions of 401(k) Plan

In June 2008, we adopted our 401(k) Retirement Savings Plan for employees. The 401(k) plan is intended to qualify under Section 401(k) of the Code so that contributions to the 401(k) plan by employees or by us, and the investment earnings thereon, are not taxable to the employees until withdrawn from the 401(k) plan, and so that contributions by us, if any, will be deductible by us when made. Under the 401(k) plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and to have the amount of such reduction contributed to the 401(k) plan. We do not currently make any matching contributions under our 401(k) plan.

Equity Compensation Plans

The principal features of our equity incentive plans and agreements are summarized below. These summaries are qualified in their entirety by reference to the text of the plans or agreements, which are filed as exhibits to the registration statement of which this prospectus is a part.

2015 Equity Incentive Award Plan

In connection with this offering, we will adopt the 2015 Equity Incentive Award Plan, or 2015 Plan, which will be effective upon consummation of this offering. The principal purpose of the 2015 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The material terms of the 2015 Plan are summarized below.

Share Reserve. Under the 2015 Plan, 1,586,207 shares of common stock will be initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights, or SARs, restricted stock awards, restricted stock unit awards, deferred stock awards, dividend equivalent awards, stock payment awards, performance awards and other stock-based awards, plus the number of shares remaining available for future awards under the 2008 Stock Option and Incentive Plan, as amended, or the 2008 Plan, upon the consummation of this offering. The number of shares initially reserved for issuance or transfer pursuant to awards under the 2015 Plan will be increased by (1) the number of shares represented by awards outstanding under the 2008 Plan that are forfeited or lapse unexercised and which following the effective date are not issued under the 2008 Plan and (2) if approved by our board of directors or the compensation committee, an annual increase on the first day of each year beginning in 2016 and ending in 2025, equal to the least of (a) four percent (4%) of the shares of stock outstanding (on an as-converted basis) on the last day of the immediately preceding year and (b) such smaller number of shares of stock as determined by our board of directors; provided, however, that no more than 8,921,713 shares of stock may be issued upon the exercise of incentive stock options, or ISOs. The following counting provisions will be in effect for the share reserve under the 2015 Plan:

■	to the extent that an award terminates, expires or lapses for any reason or an award is settled in cash without the delivery of shares, any shares subject to the award at such time will be available for future grants under the 2015 Plan;

■	to the extent shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the 2015 Plan, such tendered or withheld shares will be available for future grants under the 2015 Plan;

■	to the extent that shares of common stock are repurchased by us prior to vesting so that shares are returned to us, such shares will be available for future grants under the 2015 Plan;

■	the payment of dividend equivalents in cash in conjunction with any outstanding awards will not be counted against the shares available for issuance under the 2015 Plan; and

■	to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2015 Plan.

Administration. The compensation committee is expected to administer the 2015 Plan unless our board of directors assumes authority for administration. The compensation committee must consist of at least three members of our board of directors, each of whom is intended to qualify as an “outside director,” within the meaning of Section 162(m) of the Code, a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act and an “independent director” within the meaning of the NASDAQ rules. The 2015 Plan provides that the board of directors or compensation committee may delegate its authority to grant awards to employees other than executive officers to a committee consisting of one or more members of our board of directors or one or more of our officers, other than awards made to our non-employee directors, which must be approved by our full board of directors.

Subject to the terms and conditions of the 2015 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2015 Plan. The administrator is also authorized to adopt, amend or rescind rules relating to administration of the 2015 Plan. Our board of directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the 2015 Plan. The full board of directors will administer the 2015 Plan with respect to awards to non-employee directors.

Eligibility. Options, SARs, restricted stock and all other stock-based and cash-based awards under the 2015 Plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of certain of our subsidiaries. Such awards also may be granted to our directors. Only employees of the company or certain of our subsidiaries may be granted ISOs.

Awards. The 2015 Plan provides that the administrator may grant or issue stock options, SARs, restricted stock awards, restricted stock unit awards, deferred stock awards, deferred stock unit awards, dividend equivalent awards, performance awards, stock payment awards and other stock-based and cash-based awards, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

■	Nonstatutory Stock Options, or NSOs, will provide for the right to purchase shares of common stock at a specified price that may not be less than the fair market value of a share of common stock on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NSOs may be granted for any term specified by the administrator that does not exceed 10 years.

■	Incentive Stock Options will be designed in a manner intended to comply with the provisions of Section 422 of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of our common stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of 10 years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2015 Plan provides that the exercise price must be at least 110% of the fair market value of a share of our common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.

■	Restricted Stock Awards may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse; however, extraordinary dividends will generally be placed in escrow, and will not be released until restrictions are removed or expire.

■	Restricted Stock Unit Awards may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

■	Deferred Stock Awards represent the right to receive shares of common stock on a future date. Deferred stock may not be sold or otherwise hypothecated or transferred until issued. Deferred stock will not be issued until the deferred stock award has vested, and recipients of deferred stock generally will have no voting or dividend rights prior to the time when the vesting conditions are satisfied and the shares are issued. Deferred stock awards generally will be forfeited, and the underlying shares of deferred stock will not be issued, if the applicable vesting conditions and other restrictions are not met.

■	Deferred Stock Units are denominated in unit equivalent of shares of common stock, and vest pursuant to a vesting schedule or performance criteria set by the administrator. The common stock underlying deferred stock units will not be issued until the deferred stock units have vested, and recipients of deferred stock units generally will have no voting rights prior to the time when vesting conditions are satisfied.

■	Stock Appreciation Rights may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over a set exercise price. The exercise price of any SAR granted under the 2015 Plan must be at least 100% of the fair market value of a share of our common stock on the date of grant. Except as required by Section 162(m) of the Code with respect to a SAR intended to qualify as performance-based compensation as described in Section 162(m) of the Code, there are no restrictions specified in the 2015 Plan on the exercise of SARs or the amount of gain realizable therefrom, although restrictions may be imposed by the administrator in the SAR agreements. SARs under the 2015 Plan will be settled in cash or shares of common stock, or in a combination of both, at the election of the administrator.

■	Dividend Equivalent Awards represent the value of the dividends, if any, per share paid by us, calculated with reference to the number of shares covered by the award. Dividend equivalents may be settled in cash or shares and at such times as determined by our compensation committee or board of directors, as applicable.

■	Performance Awards may be granted by the administrator on an individual or group basis. Generally, these awards will be based upon specific performance targets and may be paid in cash or in common stock or in a combination of both. Performance awards may include “phantom” stock awards that provide for payments based upon the value of our common stock. Performance awards may also include bonuses that may be granted by the administrator on an individual or group basis and that may be payable in cash or in common stock or in a combination of both.

■	Stock Payment Awards may be authorized by the administrator in the form of common stock or an option or other right to purchase common stock as part of a deferred compensation or other arrangement in lieu of all or any part of compensation, including bonuses, that would otherwise be payable in cash to the employee, consultant or non-employee director.

Change in Control. In the event of a change in control where the acquiror does not assume or replace awards granted prior to the consummation of such transaction, awards issued under the 2015 Plan will be subject to accelerated vesting such that 100% of such awards will become vested and exercisable or payable, as applicable. Performance awards will vest in accordance with the terms and conditions of the applicable award agreement. In the event that, within the 12 month period immediately following a change in control, a participant’s services with us are terminated by us other than for cause (as defined in the 2015 Plan) or by such participant for good reason (as defined in the 2015 Plan), then the vesting and, if applicable, exercisability of 100% of the then-unvested shares subject to the outstanding equity awards held by such participant under the 2015 Plan will accelerate effective as of the date of such termination. The administrator may also make appropriate adjustments to awards under the 2015 Plan and is authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions. Under the 2015 Plan, a change in control is generally defined as:

■	the transfer or exchange in a single transaction or series of related transactions by our stockholders of more than 50% of our voting stock to a person or group;

■	a change in the composition of our board of directors over a two-year period such that the members of the board of directors who were approved by at least two-thirds of the directors who were directors at the beginning of the two-year period or whose election or nomination was so approved cease to constitute a majority of the board of directors;

■	a merger, consolidation, reorganization or business combination in which we are involved, directly or indirectly, other than a merger, consolidation, reorganization or business combination that results in our outstanding voting securities immediately before the transaction continuing to represent a majority of the voting power of the acquiring company’s outstanding voting securities and after which no person or group beneficially owns 50% or more of the outstanding voting securities of the surviving entity immediately after the transaction; or

■	stockholder approval of our liquidation or dissolution.

Adjustments of Awards. In the event of any stock dividend, stock split, spin-off, recapitalization, distribution of our assets to stockholders (other than normal cash dividends) or any other corporate event affecting the number of outstanding shares of common stock or the share price of our common stock other than an “equity restructuring” (as defined below), the administrator may make appropriate, proportionate adjustments to reflect the event giving rise to the need for such adjustments, with respect to:

■	the aggregate number and type of shares subject to the 2015 Plan;

■	the number and kind of shares subject to outstanding awards and terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards); and

■	the grant or exercise price per share of any outstanding awards under the 2015 Plan.

In the event of one of the adjustments described above or other corporate transactions, in order to prevent dilution or enlargement of the potential benefits intended to be made available under the 2015 Plan, the administrator has the discretion to make such equitable adjustments and may also:

■	provide for the termination or replacement of an award in exchange for cash or other property;

■	provide that any outstanding award cannot vest, be exercised or become payable after such event;

■	provide that awards may be exercisable, payable or fully vested as to shares of common stock covered thereby; or

■	provide that an award under the 2015 Plan cannot vest, be exercised or become payable after such event.

In the event of an equity restructuring, the administrator will make appropriate, proportionate adjustments to the number and type of securities subject to each outstanding award and the exercise price or grant price thereof, if applicable. In addition, the administrator will make equitable adjustments, as the administrator in its discretion may deem appropriate to reflect such equity restructuring, with respect to the aggregate number and type of shares subject to the 2015 Plan. The adjustments upon an equity restructuring are nondiscretionary and will be final and binding on the affected holders and the Company.

For purposes of the 2015 Plan, “equity restructuring” means a nonreciprocal transaction between us and our stockholders, such as a stock dividend, stock split, spin-off, rights offering or recapitalization through a large, nonrecurring cash dividend, that affects the number or kind of shares (or other securities) or the share price of our common stock (or other securities) and causes a change in the per share value of the common stock underlying outstanding stock-based awards granted under the 2015 Plan.

In the event of a stock split in connection with this offering, the administrator will proportionately adjust (i) the number of shares subject to any outstanding award under the 2015 Plan, (ii) the exercise or grant price of any such awards, if applicable, and (iii) the aggregate number of shares subject to the 2015 Plan.

Amendment and Termination. Our board of directors or the compensation committee (with board approval) may terminate, amend or modify the 2015 Plan at any time and from time to time. However, we must generally obtain stockholder approval:

■	to increase the number of shares available under the 2015 Plan (other than in connection with certain corporate events, as described above);

■	reduce the price per share of any outstanding option or SAR granted under the 2015 Plan;

■	cancel any option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of the underlying shares; or

■	to the extent required by applicable law, rule or regulation (including any NASDAQ rule).

Termination. Our board of directors may terminate the 2015 Plan at any time. No ISOs may be granted pursuant to the 2015 Plan after the 10th anniversary of the effective date of the 2015 Plan, and no additional annual share increases to the 2015 Plan’s aggregate share limit will occur from and after such anniversary. Any award that is outstanding on the termination date of the 2015 Plan will remain in force according to the terms of the 2015 Plan and the applicable award agreement.

We intend to file with the SEC a registration statement on Form S-8 covering the shares of common stock issuable under the 2015 Plan.

2008 Stock Option and Incentive Plan

Our board of directors adopted, and our stockholders approved, the 2008 Plan to increase the share reserve on June 17, 2010, July 14, 2010, September 16, 2011, August 8, 2012, February 7, 2013, May 8, 2013 and November 18, 2013. The 2008 Plan provided for the grant of ISOs, NSOs, restricted stock awards, restricted stock units and SARs. At December 31, 2014, options to purchase 1,428,099 shares of common stock at a weighted-average exercise price per share of $2.27 remained outstanding under the 2008 Plan. No other equity awards have been granted under the 2008 Plan. At December 31, 2014, 99,198 shares of the 1,587,586 shares of common stock originally reserved for issuance under the 2008 Plan were available for future issuance pursuant to awards granted under the 2008 Plan. Following this offering and in connection with the effectiveness of the 2015 Plan, the 2008 Plan will terminate and no further awards will be granted under the 2008 Plan. However, all outstanding awards will continue to be governed by their existing terms.

Administration. Our board of directors, or a committee thereof appointed by our board of directors, has the authority to administer the 2008 Plan and the awards granted under it. The administrator has the authority to select the employees to whom awards will be granted under the 2008 Plan, the size and type of awards to be subject to those awards under the 2008 Plan, and the terms and conditions of the awards granted. In addition, the administrator has the authority to construe and interpret the 2008 Plan, to establish, amend or waive rules and resolutions for the 2008 Plan’s administration and to amend the terms and conditions of any outstanding award as allowed under the 2008 Plan and such awards. The administrator may make all other determinations that may be necessary or advisable for the administration of the 2008 Plan.

Awards. The 2008 Plan provides that the administrator may grant or issue stock incentive awards, including ISOs and NSOs. In addition, no more than 206,896 shares subject to equity awards can be granted to any one participant in any calendar year. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

■	Stock Option Awards. The 2008 Plan provides for the grant of ISOs under the federal tax laws or NSOs. ISOs may be granted only to employees. NSOs may be granted to employees, directors or consultants. The exercise price of ISOs granted to employees who at the time of grant own stock representing more than 10% of the voting power of all classes of our common stock may not be less than 110% of the fair market value per share of our common stock on the date of grant, and the exercise price of ISOs granted to any other employees may not be less than 100% of the fair market value per share of our common stock on the date of grant. The exercise price of NSOs granted to employees, directors or consultants may not be less than (i) the minimum price required by applicable state law, (ii) the minimum price required by the company’s governing instrument or (iii) $0.01, whichever is greater. However, any option that is intended to avoid taxation under Section 409A of the Code must be granted with an exercise price equal to or greater than 100% of the fair market value per share of our common stock on the date of grant. Shares subject to options under the 2008 Plan generally vest in a series of installments over an optionee’s period of service. In general, the maximum term of options granted is 10 years. The maximum term of ISOs granted to an optionee who owns stock representing more than 10% of the voting power of all classes of our common stock is five years. Payment of the exercise price is generally made in cash, through a net share exercise election, or a promissory note. In general, options granted under the 2008 Plan will vest and become exercisable at such time as determined by the administrator.

■	Stock Appreciation Rights. The 2008 Plan provides that we may issue SARs. Each SAR will be governed by a SAR agreement and may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over a set exercise price. The exercise price of any SAR granted under the 2008 Plan will not be less than the exercise price for the option if the SAR is granted in connection with an option; otherwise the exercise price must be at least 85% of the fair market value of a share of our common stock on the date of grant; provided that any SAR that is intended to avoid taxation under Section 409A of the Code must be granted with an exercise price equal to or greater than 100% of the fair market value per share of our common stock on the date of grant. There are no restrictions specified in the 2008 Plan on the exercise of SARs or the amount of gain realizable therefrom, although restrictions may be imposed by the administrator in the SAR agreements; provided that a SAR will not be exercisable for six months if the recipient of the SAR received a hardship distribution under our 401(k) plan. SARs under the 2008 Plan will be settled in cash or shares of common stock, or in a combination of both, at the election of the administrator. In general, SARs may not be sold or otherwise transferred and the maximum term of SARs granted is 10 years.

■	Restricted Stock Awards. The 2008 Plan provides that we may issue restricted stock awards. Each restricted stock award will be governed by a restricted stock award agreement. Certain restrictions will be placed on the restricted shares of common stock that will vest as determined by the administrator. The administrator has the discretion to require a cash payment in exchange for a grant of restricted stock, but such payment is not required. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Holders of restricted stock will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse.

■

Restricted Stock Unit Awards. The 2008 Plan provides that we may issue restricted stock unit awards. Each restricted stock unit award will be governed by a restricted stock unit award agreement and may be awarded to any eligible individual, typically without payment of consideration although the administrator may require payment in consideration of the restricted stock units, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

■	Performance-Based Stock Awards. The 2008 Plan provides that we may issue performance-based stock awards. Each performance-based stock award will be governed by a performance-based stock award agreement and may be granted by the administrator as any of the above described equity awards. Generally, these awards will be based upon specific performance targets, in order to satisfy the requirements under Section 162(m) of the Code. Section 162(m) of the Code did not apply to us while we were a private company, so we did not issue any awards subject to this provision prior to termination of the 2008 Plan.

Adjustments. In the event of certain corporate transactions or capitalization changes, the administrator of the 2008 Plan may adjust the maximum number of shares of common stock that may be delivered under the 2008 Plan, the limit on the number of shares that may be granted during a calendar year, the number and type of shares subject to outstanding wards and the exercise price of any options or SARs; provided that the administrator will be required to make such adjustments if such corporate transactions or capitalization changes constitute an “equity restructuring” as defined in ASC Topic 718.

Change of Control. If a change of control occurs, and if the agreements effectuating the change of control do not provide for the assumption or substitution of all options, SARs and restricted stock units granted under the 2008 Plan, then the administrator, may, with respect to any or all of such non-assumed options, SARs and restricted stock units, take any or all of the following actions to be effective as of the date of the change of control (or as of any other date fixed by the administrator occurring within the 30-day period ending on the date of the change of control, but only if such action remains contingent upon the effectuation of the change of control): (i) accelerate the vesting and/or exercisability of any non-assumed options, SARs and restricted stock units; (ii) cancel any such options, SARs and restricted stock units which have not vested and/or which have not become exercisable, if applicable; (iii) cancel any such options, SARs and restricted stock units in exchange for shares or a cash payment or such other property; (iv) cancel any such options and SARs after a specified date after providing the holders of such options or SARs with an opportunity to exercise such options or SARs to the extent vested and/or exercisable and reasonable notice of such opportunity to exercise; (v) require and cause the exercise of any such options and SARs by a cashless or net share exercise; and/or (vi) cancel any such options, SARs and restricted stock units and notify the holders of such options, SARs or restricted stock units of such action, but only if the fair market value of the shares subject to the awards that are options or SARs does not exceed the exercise price of the options or SARs, or in the case of restricted stock units, the fair market value of the underlying shares is zero. If a change of control occurs, then, each other award besides an option, SAR or restricted stock unit will be governed by applicable law and the documents effectuating the change of control.

Amendment; Termination. Our board of directors may amend, suspend or terminate the 2008 Plan or any portion thereof at any time, but no action will diminish the rights of a holder of an outstanding award without the holder’s consent, unless there is a dissolution or liquidation of the company or as required by applicable law. Our board of directors can reprice all or any portion of outstanding options and SARs as it deems appropriate without the need for any stockholder approval. An amendment of the 2008 Plan shall be subject to the approval of our stockholders (i) to increase the number of shares reserved for issuance under the 2008 Plan, (ii) to extend the maximum life of the 2008 Plan or the maximum exercise periods of award, (iii) to decrease the minimum exercise price, (iv) to change the designation of eligible recipients for awards, or (v) where such approval by our stockholders of an amendment is required by applicable law. Unless terminated sooner by our board of directors or extended with stockholder approval, the 2008 Plan will terminate on the earlier of (i) the 10th anniversary of the effective date of the 2008 Plan or the 10th anniversary of an amendment to the 2008 Plan if the amendment received stockholder approval or (ii) the date on which all of the shares available for issuance under the 2008 Plan have been issued or are no longer available for use. No awards may be granted under the 2008 Plan after it is terminated.

We intend to file with the SEC a registration statement on Form S-8 covering our shares of common stock issuable under the 2008 Plan.

2015 Employee Stock Purchase Plan

We have adopted the 2015 Employee Stock Purchase Plan, which we refer to as our ESPP, which will be effective immediately prior to the effectiveness of the registration statement to which this prospectus relates. The ESPP is designed to allow our eligible employees to purchase shares of our common stock, at semi-annual intervals, with their accumulated payroll deductions. The ESPP is intended to qualify under Section 423 of the Code.

Plan Administration. Subject to the terms and conditions of the ESPP, our compensation committee will administer the ESPP. Our compensation committee can delegate administrative tasks under the ESPP to the services of an agent and/or employees to assist in the administration of the ESPP. The administrator will have the discretionary authority to administer and interpret the ESPP. Interpretations and constructions of the administrator of any provision of the ESPP or of any rights thereunder will be conclusive and binding on all persons. We will bear all expenses and liabilities incurred by the ESPP administrator.

Shares Available Under ESPP. The maximum number of our shares of our common stock which will be authorized for sale under the ESPP is equal to the sum of (a) 96,007 shares of common stock and (b) an annual increase on the first day of each year beginning in 2016 and ending in 2025, equal to the lesser of (i) 1% of the shares of common stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (ii) such number of shares of common stock as determined by our board of directors; provided, however, no more than 1,548,096 shares of our common stock may be issued under the ESPP. The shares made available for sale under the ESPP may be authorized but unissued shares or reacquired shares reserved for issuance under the ESPP.

Eligible Employees. Employees eligible to participate in the ESPP for a given offering period generally include employees who are employed by us or one of our designated subsidiaries on the first day of the offering period, or the enrollment date. Our employees and any employees of our subsidiaries who customarily work less than five months in a calendar year or are customarily scheduled to work less than 20 hours per week will not be eligible to participate in the ESPP. Finally, an employee who owns (or is deemed to own through attribution) 5% or more of the combined voting power or value of all our classes of stock or of one of our subsidiaries will not be allowed to participate in the ESPP.

Participation. Employees will enroll under the ESPP by completing a payroll deduction form permitting the deduction from their compensation of at least 1% of their compensation but not more than the lesser of 15% of their compensation and $30,000 per offering period. Such payroll deductions are expressed as a whole number percentage and the accumulated deductions will be applied to the purchase of shares on each semi-annual purchase date. However, a participant may not purchase more than 3,000 shares in each offering period, and may not subscribe for more than $25,000 in fair market value of shares our common stock (determined at the time the option is granted) per calendar year falling in the offering period. The ESPP administrator has the authority to change these limitations for any subsequent offering period.

Offering. Under the ESPP, participants are offered the option to purchase shares of our common stock at a discount during a series of successive offering periods. The offering periods will commence and end on dates as determined by the ESPP administrator. However, in no event may an offering period be longer than 27 months in length.

The option purchase price will be the lower of 85% of the closing trading price per share of our common stock on the first trading date of an offering period in which a participant is enrolled or 85% of the closing trading price per share on the semi-annual purchase date, which will occur on the last trading day of each offering period.

Unless a participant has previously canceled his or her participation in the ESPP before the purchase date, the participant will be deemed to have exercised his or her option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that his or her accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above.

A participant may cancel his or her payroll deduction authorization at any time prior to the end of the offering period. Upon cancellation, the participant will have the option to either (a) receive a refund of the participant’s account balance in cash without interest or (b) exercise the participant’s option for the current offering period for the maximum number of shares of common stock on the applicable purchase date, with the remaining account balance refunded in cash without interest. Following at least one payroll deduction, a participant may also decrease (but not increase) his or her payroll deduction authorization once during any offering period. If a participant wants to increase or decrease the rate of payroll withholding, he or she may do so effective for the next offering period by submitting a new form before the offering period for which such change is to be effective.

A participant may not assign, transfer, pledge or otherwise dispose of (other than by will or the laws of descent and distribution) payroll deductions credited to a participant’s account or any rights to exercise an option or to receive shares of our common stock under the ESPP, and during a participant’s lifetime, options in the ESPP shall be exercisable only by such participant. Any such attempt at assignment, transfer, pledge or other disposition will not be given effect.

Adjustments upon Changes in Recapitalization, Dissolution, Liquidation, Merger or Asset Sale. In the event of any increase or decrease in the number of issued shares of our common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the common stock, or any other increase or decrease in the number of shares of common stock effected without receipt of consideration by us, we will proportionately adjust the aggregate number of shares of our common stock offered under the ESPP, the number and price of shares which any participant has elected to purchase pursuant under the ESPP and the maximum number of shares which a participant may elect to purchase in any single offering period.

If there is a proposal to dissolve or liquidate us, then the ESPP will terminate immediately prior to the consummation of such proposed dissolution or liquidation, and any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our dissolution or liquidation. We will notify each participant of such change in writing at least ten business days prior to the new exercise date. If we undergo a merger with or into another corporation or sale of all or substantially all of our assets, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or the parent or subsidiary of the successor corporation. If the successor corporation refuses to assume the outstanding options or substitute equivalent options, then any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our proposed sale or merger. We will notify each participant of such change in writing at least ten business days prior to the new exercise date.

Amendment and Termination. Our board of directors may amend, suspend or terminate the ESPP at any time. However, the board of directors may not amend the ESPP without obtaining stockholder approval within 12 months before or after such amendment to the extent required by applicable laws. The ESPP will terminate on the 10th anniversary of the date of its initial approval of our stockholders, unless earlier terminated.

We intend to file with the SEC a registration statement on Form S-8 covering our shares issuable under the ESPP.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from the director or executive officer. The director or executive officer may amend or terminate the plan in limited circumstances. Our directors and executive officers may also buy or sell additional shares of common stock outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since January 1, 2012 to which we have been a party, in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest, other than compensation and other arrangements that are described in the section titled “Executive Compensation.”

Sales and Purchases of Securities

Original Series C Convertible Preferred Stock Financing, Second Tranche

In March 2012, we issued an aggregate of 1,546,472 shares of Series C convertible preferred stock at a price per share of $15.12 for aggregate gross consideration of $26.3 million to 18 accredited investors, which included 646,114 shares of Series C convertible preferred stock that were issued pursuant to a conversion of $10.3 million aggregate principal amount of convertible promissory notes issued in our 2011 bridge financing. The shares of Series C convertible preferred stock issued in March 2012 were exchanged for shares of Series B convertible preferred stock or common stock, depending upon whether the holders of such shares participated in the Series D-2 convertible preferred stock financing, in our recapitalization effected in connection with the issuance of Series D-2 convertible preferred stock in June 2013, or the Recapitalization. Participating holders of Series C convertible preferred stock received shares of Series B convertible preferred stock on a 1:1 basis in the Recapitalization, and non-participating holders of Series C convertible preferred stock received shares of common stock on a 10:1 basis in the Recapitalization. The table below sets forth the number of shares of Series C convertible preferred stock sold or issued to our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member thereof.

Name	Number of Shares of Series C Convertible Preferred Stock	Principal Amount Under Convertible Promissory Notes	Accrued Interest Under Convertible Promissory Notes	Additional Cash	Aggregate Purchase Price($)(1)
OrbiMed Private Investments III, LP(2)	427,950	$2,529,634	$148,036	$3,794,451	$6,472,120
Beacon Bioventures Fund II Limited(3)	427,951	2,529,634	148,036	3,794,451	6,472,120
Aisling Capital II, LP(4)	427,951	2,529,634	148,036	3,794,451	6,472,120
Kearny Venture Partners, L.P.(5)	244,542	14,447	845	21,671	3,698,300
Affiliates of Mark Gold, M.D.(6)	18,078	200,000	8,416	65,000	273,416

(1)	Includes the principal amount owed and unpaid accrued interest at a rate of 8% per annum with respect to the Series C convertible preferred stock issued pursuant to the conversion of convertible promissory notes issued in our 2011 bridge financing.
(2)	Includes 175,383 shares issued due to conversion of convertible promissory note principal and accrued interest and 248,530 shares purchased with additional cash issued to OrbiMed Private Investments III, LP and 1,670 shares issued due to conversion of convertible promissory note principal and accrued interest and 2,367 shares purchased with additional cash by OrbiMed Associates III, LP. David Bonita, M.D., a member of our board of directors, is a Private Equity Partner at OrbiMed Advisors LLC, which is an entity affiliated with OrbiMed Private Investments III, LP and OrbiMed Associates III, LP. Each of OrbiMed Advisors LLC and Dr. Bonita disclaims beneficial ownership of such shares, except to the extent of its or his pecuniary interest therein, if any.

(3)	Includes 177,053 shares issued due to conversion of convertible promissory note principal and accrued interest and 250,897 shares purchased with additional cash. Robert Weisskoff, M.D., a member of our board of directors, is a Partner of Fidelity Biosciences, a division of FMR LLC, which is an entity affiliated with Beacon Bioventures Fund II Limited.
(4)	Includes 177,053 shares issued due to conversion of convertible promissory note principal and accrued interest and 250,897 shares purchased with additional cash. Joshua Bilenker, M.D., a member of our board of directors, is an Operating Partner of Aisling Capital, LLC, which is an entity affiliated with Aisling Capital II, LP.
(5)	Includes 49,575 shares issued due to conversion of convertible promissory note principal and accrued interest and 70,252 shares purchased with additional cash by Kearny Venture Partners, L.P., 1,011 shares issued due to conversion of convertible promissory note principal and accrued interest and 1,432 shares purchased with additional cash by Kearny Venture Partners Entrepreneurs’ Fund, L.P. and 50,586 shares issued due to conversion of convertible promissory note principal and accrued interest and 71,684 shares purchased with additional cash by Thomas Weisel Healthcare Venture Partners, L.P. Caley Castelein, M.D., a member of our board of directors, is a Managing Director of Kearny Venture Partners, L.P., which is an entity affiliated with Kearny Venture Partners Entrepreneurs’ Fund, L.P. and Thomas Weisel Healthcare Venture Partners, L.P.
(6)	Includes 10,335 shares issued due to conversion of convertible promissory note principal and accrued interest and 2,148 shares purchased with additional cash by MJSK, Ltd. and 3,445 shares issued due to conversion of convertible promissory note principal and accrued interest and 2,148 shares purchased with additional cash by Translational Research Family LP. Translational Research Family LP subsequently sold its shares to JMSK, Ltd. Janice Gold, the wife of Mark Gold, M.D., is the President of MJSK, Ltd. and a Partner of Translational Research Family LP. Steven Gold, the son of Mark Gold, M.D., is the General Partner of JMSK, Ltd. Mark Gold, M.D. is a member of our board of directors.

Series D-1 Convertible Preferred Stock Financing, First Tranche

In November 2012, we issued an aggregate of 388,290 shares of Series D-1 convertible preferred stock at a price per share of $15.12 for aggregate gross consideration of $5.9 million to seven accredited investors. The shares of Series D-1 convertible preferred stock issued in November 2012 were exchanged for shares of Series B convertible preferred stock in the Recapitalization on a 1:1 basis. The table below sets forth the number of shares of Series D-1 convertible preferred stock sold to our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member thereof.

Name	Number of Shares of Series D-1 Convertible Preferred Stock	Aggregate Purchase Price($)
OrbiMed Private Investments III, LP(1)	108,721	$1,644,260
Beacon Bioventures Fund II Limited(2)	108,722	1,644,260
Aisling Capital II, LP(3)	108,722	1,644,260
Kearny Venture Partners, L.P.(4)	62,125	939,574

(1)	Includes 107,696 shares purchased by OrbiMed Private Investments III, LP and 1,025 shares purchased by OrbiMed Associates III, LP. David Bonita, M.D., a member of our board of directors, is a Private Equity Partner at OrbiMed Advisors LLC, which is an entity affiliated with OrbiMed Private Investments III, LP and OrbiMed Associates III, LP. Each of OrbiMed Advisors LLC and Dr. Bonita disclaims beneficial ownership of such shares, except to the extent of its or his pecuniary interest therein, if any.

(2)	Robert Weisskoff, M.D., a member of our board of directors, is a Partner of Fidelity Biosciences, a division of FMR LLC, which is an entity affiliated with Beacon Bioventures Fund II Limited.
(3)	Joshua Bilenker, M.D., a member of our board of directors, is an Operating Partner of Aisling Capital, LLC, which is an entity affiliated with Aisling Capital II, LP.
(4)	Includes 30,442 shares purchased by Kearny Venture Partners, L.P., 620 shares purchased by Kearny Venture Partners Entrepreneurs’ Fund, L.P. and 31,063 shares purchased by Thomas Weisel Healthcare Venture Partners, L.P. Caley Castelein, M.D., a member of our board of directors, is a Managing Director of Kearny Venture Partners, L.P., which is an entity affiliated with Kearny Venture Partners Entrepreneurs’ Fund, L.P. and Thomas Weisel Healthcare Venture Partners, L.P.

Series D-1 Convertible Preferred Stock Financing, Second Tranche

In February 2013, we amended and restated our Series D-1 convertible preferred stock purchase agreement to issue an additional 330,608 shares of Series D-1 convertible preferred stock at a price per share of $15.12 for aggregate gross consideration of $5.0 million to seven accredited investors. The shares of Series D-1 convertible preferred stock issued in February 2013 were exchanged for shares of Series B convertible preferred stock in the Recapitalization on a 1:1 basis. The table below sets forth the number of shares of Series D-1 convertible preferred stock sold to our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member thereof.

Name	Number of Shares of Series D-1 Convertible Preferred Stock	Aggregate Purchase Price($)
OrbiMed Private Investments III, LP(1)	92,570	$1,400,000
Beacon Bioventures Fund II Limited(2)	92,571	1,400,000
Aisling Capital II, LP(3)	92,571	1,400,000
Kearny Venture Partners, L.P.(4)	52,896	799,998

(1)	Includes 91,697 shares purchased by OrbiMed Private Investments III, LP and 873 shares purchased by OrbiMed Associates III, LP. David Bonita, M.D., a member of our board of directors, is a Private Equity Partner at OrbiMed Advisors LLC, which is an entity affiliated with OrbiMed Private Investments III, LP and OrbiMed Associates III, LP. Each of OrbiMed Advisors LLC and Dr. Bonita disclaims beneficial ownership of such shares, except to the extent of its or his pecuniary interest therein, if any.
(2)	Robert Weisskoff, M.D., a member of our board of directors, is a Partner of Fidelity Biosciences, a division of FMR LLC, which is an entity affiliated with Beacon Bioventures Fund II Limited.
(3)	Joshua Bilenker, M.D., a member of our board of directors, is an Operating Partner of Aisling Capital, LLC, which is an entity affiliated with Aisling Capital II, LP.
(4)	Includes 25,920 shares purchased by Kearny Venture Partners, L.P., 528 shares purchased by Kearny Venture Partners Entrepreneurs’ Fund, L.P. and 26,448 shares purchased by Thomas Weisel Healthcare Venture Partners, L.P. Caley Castelein, M.D., a member of our board of directors, is a Managing Director of Kearny Venture Partners, L.P., which is an entity affiliated with Kearny Venture Partners Entrepreneurs’ Fund, L.P. and Thomas Weisel Healthcare Venture Partners, L.P.

Series D-2 Convertible Preferred Stock Financing

In May and June 2013, we issued an aggregate of 996,021 shares of Series D-2 convertible preferred stock at a price per share of $15.12 for aggregate gross consideration of $15.3 million to 27 accredited investors. The shares of Series D-2 convertible preferred stock issued in May and June 2013 were immediately exchanged for shares of Series B convertible preferred stock in the Recapitalization on a 1:1 basis. The table below sets forth the number of shares of Series D-2 convertible preferred stock sold to our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member thereof.

Name	Number of Shares of Series D-2 Convertible Preferred Stock	Aggregate Purchase Price($)
OrbiMed Private Investments III, LP(1)	277,713	$4,200,000
Beacon Bioventures Fund II Limited(2)	277,713	4,200,000
Aisling Capital II, LP(3)	277,713	4,200,000
Kearny Venture Partners, L.P.(4)	158,692	2,399,997
Mark Gold, M.D. and affiliates(5)	4,190	63,404

(1)	Includes 275,093 shares purchased by OrbiMed Private Investments III, LP and 2,620 shares purchased by OrbiMed Associates III, LP. David Bonita, M.D., a member of our board of directors, is a Private Equity Partner at OrbiMed Advisors LLC, which is an entity affiliated with OrbiMed Private Investments III, LP and OrbiMed Associates III, LP. Each of OrbiMed Advisors LLC and Dr. Bonita disclaims beneficial ownership of such shares, except to the extent of its or his pecuniary interest therein, if any.
(2)	Robert Weisskoff, M.D., a member of our board of directors, is a Partner of Fidelity Biosciences, a division of FMR LLC, which is an entity affiliated with Beacon Bioventures Fund II Limited.
(3)	Joshua Bilenker, M.D., a member of our board of directors, is an Operating Partner of Aisling Capital, LLC, which is an entity affiliated with Aisling Capital II, LP.
(4)	Includes 77,760 shares purchased by Kearny Venture Partners, L.P., 1,586 shares purchased by Kearny Venture Partners Entrepreneurs’ Fund, L.P. and 79,346 shares purchased by Thomas Weisel Healthcare Venture Partners, L.P. Caley Castelein, M.D., a member of our board of directors, is a Managing Director of Kearny Venture Partners, L.P., which is an entity affiliated with Kearny Venture Partners Entrepreneurs’ Fund, L.P. and Thomas Weisel Healthcare Venture Partners, L.P.
(5)	Includes 168 shares purchased by Mark Gold, M.D., 2,651 shares purchased by MJSK, Ltd. and 1,371 shares purchased by JMSK, Ltd. Janice Gold, the wife of Mark Gold, M.D., is the President of MJSK, Ltd. Steven Gold, the son of Mark Gold, M.D., is the General Partner of JMSK, Ltd. Mark Gold, M.D. is a member of our board of directors.

Series C Convertible Preferred Stock Financing

In November 2013, we issued an aggregate of 862,064 shares of Series C convertible preferred stock at a price per share of $17.40 for aggregate gross consideration of $15.0 million to eight accredited investors. Shares of Series C convertible preferred stock will convert into common stock on a 1:1 basis immediately prior to the consummation of this offering. The table below sets forth the number of shares of Series C convertible preferred stock sold to our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member thereof.

Name	Number of Shares of Series C Convertible Preferred Stock	Aggregate Purchase Price($)
Royal Seal Holding Co., Limited(1)	287,356	$4,999,999
OrbiMed Private Investments III, LP(2)	160,919	2,800,001
Beacon Bioventures Fund II Limited(3)	160,919	2,800,001
Aisling Capital II, LP(4)	160,919	2,800,001
Kearny Venture Partners, L.P.(5)	91,951	1,599,991

(1)	Philip Yang, a member of our board of directors, is Vice President of Cowealth Medical Holding Co. Ltd., which is the sole shareholder of Royal Seal Holding Co., Limited.
(2)	Includes 159,401 shares purchased by OrbiMed Private Investments III, LP and 1,518 shares purchased by OrbiMed Associates III, LP. David Bonita, M.D., a member of our board of directors, is a Private Equity Partner at OrbiMed Advisors LLC, which is an entity affiliated with OrbiMed Private Investments III, LP and OrbiMed Associates III, LP. Each of OrbiMed Advisors LLC and Dr. Bonita disclaims beneficial ownership of such shares, except to the extent of its or his pecuniary interest therein, if any.
(3)	Robert Weisskoff, M.D., a member of our board of directors, is a Partner of Fidelity Biosciences, a division of FMR LLC, which is an entity affiliated with Beacon Bioventures Fund II Limited.
(4)	Joshua Bilenker, M.D., a member of our board of directors, is an Operating Partner of Aisling Capital, LLC, which is an entity affiliated with Aisling Capital II, LP.
(5)	Includes 45,057 shares purchased by Kearny Venture Partners, L.P., 918 shares purchased by Kearny Venture Partners Entrepreneurs’ Fund, L.P. and 45,976 shares purchased by Thomas Weisel Healthcare Venture Partners, L.P. Caley Castelein, M.D., a member of our board of directors, is a Managing Director of Kearny Venture Partners, L.P., which is an entity affiliated with Kearny Venture Partners Entrepreneurs’ Fund, L.P. and Thomas Weisel Healthcare Venture Partners, L.P.

Convertible Promissory Note Purchase Agreement

In August and November 2014, we issued convertible promissory notes for an aggregate principal amount of $10.0 million to seven accredited investors. In December 2014, all outstanding principal and interest under the 2014 Notes were converted into 584,675 shares of Series C convertible preferred stock at a price of $17.40 per share. See the section below titled “—Series C Convertible Preferred Stock Financing Extension” for further information. Shares of Series C convertible preferred stock will convert into common stock on a 1:1 basis immediately prior to the consummation of this offering. The table below sets forth the principal amount of the convertible promissory notes sold to our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member thereof.

Name	Aggregate Principal Price($)
OrbiMed Private Investments III, LP(1)	$2,800,001
Beacon Bioventures Fund II Limited(2)	2,800,001
Aisling Capital II, LP(3)	2,800,001
Kearny Venture Partners, L.P.(4)	1,599,997

(1)	Includes convertible promissory notes with an aggregate principal amount of $2,773,586 purchased by OrbiMed Private Investments III, LP and convertible promissory notes with an aggregate principal amount of $26,415 purchased by OrbiMed Associates III, LP. David Bonita, M.D., a member of our board of directors, is a Private Equity Partner at OrbiMed Advisors LLC, which is an entity affiliated with OrbiMed Private Investments III, LP and OrbiMed Associates III, LP. Each of OrbiMed Advisors LLC and Dr. Bonita disclaims beneficial ownership of such shares, except to the extent of its or his pecuniary interest therein, if any.
(2)	Robert Weisskoff, M.D., a member of our board of directors, is a Partner of Fidelity Biosciences, a division of FMR LLC, which is an entity affiliated with Beacon Bioventures Fund II Limited.
(3)	Joshua Bilenker, M.D., a member of our board of directors, is an Operating Partner of Aisling Capital, LLC, which is an entity affiliated with Aisling Capital II, LP.
(4)	Includes convertible promissory notes with an aggregate principal amount of $784,007 purchased by Kearny Venture Partners, L.P., convertible promissory notes with an aggregate principal amount of $15,990 purchased by Kearny Venture Partners Entrepreneurs’ Fund, L.P. and convertible promissory notes with an aggregate principal amount of $799,999 purchased by Thomas Weisel Healthcare Venture Partners, L.P. Caley Castelein, M.D., a member of our board of directors, is a Managing Director of Kearny Venture Partners, L.P., which is an entity affiliated with Kearny Venture Partners Entrepreneurs’ Fund, L.P. and Thomas Weisel Healthcare Venture Partners, L.P.

Series C Convertible Preferred Stock Financing Extension

In December 2014 and January 2015, we issued an aggregate of 935,248 shares of Series C convertible preferred stock at a price per share of $17.40 for aggregate gross consideration of $16.3 million to 10 accredited investors, including the conversion of all outstanding principal and interest under the 2014 Notes into shares of Series C convertible preferred stock at a price of $17.40 per share. The aggregate gross consideration received from the sale of Series C convertible preferred stock was $6.1 million, and the aggregate gross consideration received from the conversion of all outstanding principal and interest of the 2014 Notes was $10.2 million. Shares of Series C convertible preferred stock will convert into common stock on a 1:1 basis immediately prior to the consummation of this offering. The table below sets forth the number of shares of Series C convertible preferred stock issued to our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member thereof.

Name	Number of Shares of Series C Convertible Preferred Stock	Principal Amount Under 2014 Notes	Accrued Interest Under 2014 Notes	Additional Cash	Aggregate Purchase Price($)(1)

OrbiMed Private Investments III, LP(2)	163,709	$2,800,001	$48,548	—	$2,848,549
Beacon Bioventures Fund II Limited(3)	163,709	2,800,001	48,548	—	2,848,549
Aisling Capital II, LP(4)	163,709	2,800,001	48,548	—	2,848,549
Kearny Venture Partners, L.P.(5)	93,548	1,599,997	27,742	—	1,627,739
Affiliate of Mark Gold, M.D.(6)	5,747	—	—	100,000	100,000

(1)	Includes the outstanding principal amount owed and unpaid accrued interest at a rate of 8% per annum with respect to the Series C convertible preferred stock issued pursuant to the conversion of the 2014 Notes.
(2)

Includes 162,175 shares issued due to conversion of convertible promissory note principal and accrued interest to OrbiMed Private Investments III, LP and 1,544 shares issued due to conversion of convertible promissory note principal and accrued interest to OrbiMed Associates III, LP. David Bonita, M.D., a member of our board of directors, is a Private Equity Partner at OrbiMed Advisors LLC, which is an entity affiliated with OrbiMed Private Investments III, LP and OrbiMed

Associates III, LP. Each of OrbiMed Advisors LLC and Dr. Bonita disclaims beneficial ownership of such shares, except to the extent of its or his pecuniary interest therein, if any.
(3)	Includes 163,709 shares issued due to conversion of convertible promissory note principal and accrued interest. Robert Weisskoff, M.D., a member of our board of directors, is a Partner of Fidelity Biosciences, a division of FMR LLC, which is an entity affiliated with Beacon Bioventures Fund II Limited.
(4)	Includes 163,709 shares issued due to conversion of convertible promissory note principal and accrued interest. Joshua Bilenker, M.D., a member of our board of directors, is an Operating Partner of Aisling Capital, LLC, which is an entity affiliated with Aisling Capital II, LP.
(5)	Includes 45,839 shares issued due to conversion of convertible promissory note principal and accrued interest to Kearny Venture Partners, L.P., 935 shares issued due to conversion of convertible promissory note principal and accrued interest to Kearny Venture Partners Entrepreneurs’ Fund, L.P. and 46,774 shares issued due to conversion of convertible promissory note principal and accrued interest to Thomas Weisel Healthcare Venture Partners, L.P. Caley Castelein, M.D., a member of our board of directors, is a Managing Director of Kearny Venture Partners, L.P., which is an entity affiliated with Kearny Venture Partners Entrepreneurs’ Fund, L.P. and Thomas Weisel Healthcare Venture Partners, L.P.
(6)	Includes 5,747 shares purchased with cash by JMSK, Ltd. Steven Gold, the son of Mark Gold, M.D., is the General Partner of JMSK, Ltd. Mark Gold, M.D. is a member of our board of directors.

In February 2015, we issued an aggregate of 862,068 shares of Series C convertible preferred stock at a price of $17.40 per share for aggregate gross consideration of $15.0 million to one accredited investor. Shares of Series C convertible preferred stock will convert into common stock on a 1:1 basis immediately prior to the consummation of this offering. The table below sets forth the number of shares of Series C convertible preferred stock issued to our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or an immediate family member thereof.

Name	Number of Shares of Series C Convertible Preferred Stock	Aggregate Purchase Price
Harbour Tycoon Limited(1)	862,068	$15,000,000

(1)	Aditya Puri, a member of our board of directors, is an Investments Director at Xeraya Capital, an affiliate of Harbour Tycoon Limited.

Participation in this Offering

Certain of our existing institutional investors, including investors affiliated with certain of our directors, have indicated an interest in purchasing an aggregate of up to approximately $17.0 million in shares of our common stock in this offering at the initial public offering price. Any such purchases, if completed, would be made on the same terms as the shares that are sold to the public generally and not pursuant to any pre-existing contractual rights or obligations. See the footnotes to the beneficial ownership table in “Principal Stockholders” for more details.

License Agreement with University of Florida Research Foundation, Inc.

In December 2004, we entered into a Standard Exclusive License Agreement with Sublicensing Terms with University of Florida Research Foundation, Inc., or UFRF, under which we licensed certain patents from UFRF in exchange for royalty payments and an equity issuance, or the UFRF License Agreement. We entered into an amendment of the UFRF License Agreement in December 2007. Since December 2004, we have paid UFRF $226 thousand in royalties and $63 thousand in patent and legal fees pursuant to the terms of the UFRF License Agreement. In addition, we have issued 11,312 shares of common stock to UFRF pursuant to the terms of the UFRF License Agreement, which required us to issue UFRF a certain number of shares of common stock upon execution of the UFRF License

Agreement, as well as issue UFRF additional shares of common stock to maintain UFRF’s ownership of 5% of our outstanding equity until certain financing conditions were satisfied. We have satisfied these financing conditions and have no further obligations to issue UFRF shares of our common stock pursuant to the terms UFRF License Agreement. Prior to the consummation of this offering, UFRF is a beneficial owner of approximately 0.10% of our capital stock on an as-converted basis. In connection with his former employment at the University of Florida and his role in the development of the licensed patents under the UFRF License Agreement, as amended, James F. Dempsey, Ph.D., our Chief Scientific Officer and a member of our board of directors, receives a percentage of the royalty payments we pay to UFRF and is entitled to a percentage of any proceeds from the sale of common stock by UFRF. Specifically, under the University of Florida’s intellectual property policy, Dr. Dempsey is entitled to (i) 40% of any royalty payments we pay to UFRF or proceeds from the sale of common stock by UFRF up to $500 thousand and then (ii) 25% of any royalty payments we pay to UFRF or proceeds from the sale of common stock by UFRF over $500 thousand. Mark Gold, M.D., a member of our board of directors since our founding in March 2004, was a Professor, Distinguished Professor and Chairman of Psychiatry at the University of Florida from 1990 until his retirement in June 2014.

Purchase Order with Cowealth Medical Holding Co. Ltd.

In 2014, we received two purchase orders from Cowealth Medical Holding Co. Ltd. (“Cowealth”), each for the purchase of a MRIdian system at $5.4 million per system. Also in 2014, we received a total of $1.5 million deposit in connection with these purchase orders. At December 31, 2014, these purchase orders were included in our backlog at a value of $10.8 million. Cowealth is the sole shareholder of Royal Seal Holding Co., Limited, which, prior to the consummation of this offering, beneficially owns approximately 3% of our outstanding capital stock on an as-converted basis. Philip Yang, a member of the our board of directors, is Vice President of International Procurement of Cowealth, where his responsibilities involve discovering, purchasing and sourcing the technology that Cowealth distributes as part of its international business.

Indemnification Agreements and Directors’ and Officers’ Liability Insurance

We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.

Investor Rights Agreement

We have entered into an amended and restated investor rights agreement with the purchasers of our outstanding convertible preferred stock and certain holders of common stock, including entities with which certain of our directors are affiliated. Certain holders of approximately 10.5 million shares of common stock, including the shares of common stock issuable upon the conversion of our convertible preferred stock and upon conversion of the convertible preferred stock warrant, are entitled to rights with respect to the registration of their shares under the Securities Act. For a more detailed description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.” The amended and restated investor rights agreement also provides for a right of first refusal in favor of certain holders of convertible preferred stock with regard to certain issuances of our capital stock. The rights of first refusal will terminate upon consummation of this offering. In addition, the amended and restated investor rights agreement required us to use commercially reasonable efforts to obtain director and officer insurance, “key person” insurance on our chief executive officer and to cause each key employee and all employees with access to confidential information and/or trade secrets to enter into noncompetition and nonsolicitation agreements with us, with an exclusion from the noncompetition agreements for those employees domiciled in California unless permitted by applicable law.

Furthermore, the amended and restated investor rights agreement provides that all future employees and consultants who purchase, receive options to purchase or receive awards of our capital stock after the date of the amended and restated investor rights agreement shall be subject to (i) a market stand-off provision substantially similar to the provision detailed in the amended and restated investor rights agreement (which shall only apply to our initial public offering) and (ii) a uniform vesting schedule of four years, with 25% of such shares vesting following 12 months of continued employment or service and the remaining shares vesting in equal monthly installments, each subject to Board approved exceptions. We also shall have the right to repurchase unvested shares at cost upon termination of employment of a holder of restricted stock. The amended and restated investor rights agreement also provides for successor indemnification of our board of directors.

Voting Agreement

We have entered into an amended and restated voting agreement, as amended, with certain holders of our common stock and holders of our convertible preferred stock. On the closing of this offering, the voting agreement will terminate. For a description of the amended and restated voting agreement, see the section titled “Management—Board Composition—Voting Arrangements.”

Employment Agreements and Offer Letters

We have employment agreements and offer letters with each of our executive officers. For more information regarding these employment agreements, see the section titled “Executive Compensation—Narrative to 2013 Summary Compensation Table and Outstanding Equity Awards at 2013 Year End.”

Other Transactions

We have granted stock options to our executive officers. For a description of these stock options, see the section titled “Executive Compensation.” We have also granted stock options to certain members of the board of directors. For a description of these stock options, see the section titled “Management—2013 Director Compensation Table.”

Policies and Procedures for Related-Person Transactions

Our board of directors has adopted a written related-person transaction policy, to be effective upon the consummation of this offering, setting forth the policies and procedures for the review and approval or ratification of related-person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s-length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS

The following table sets forth information relating to the beneficial ownership of our common stock at February 20, 2015, by:

■	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding shares of common stock;

■	each of our directors;

■	each of our NEOs; and

■	all directors and executive officers as a group.

The number of shares beneficially owned by each entity, person, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of February 20, 2015 through the exercise of any stock option, warrants or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by such person.

Certain of our existing institutional investors, including investors affiliated with certain of our directors, have indicated an interest in purchasing an aggregate of $17.0 million of shares of our common stock in this offering at the price offered to the public, or an aggregate of 1,307,689 shares of common stock based on the assumed initial public offering price of $13.00 per share. The information set forth in the table below assumes the purchase of all of these shares in this offering by such stockholders, with each such stockholder purchasing the respective number of shares indicated in the footnotes to the table below. Although we anticipate that such stockholders will purchase, and that the underwriters will sell to such stockholders, all of the shares of our common stock that they have indicated an interest in purchasing, indications of interest are not binding agreements or commitments to purchase and such stockholders may determine to purchase more, less or no shares in this offering and the underwriters may determine to sell more, less or no shares in this offering to such stockholders.

The percentage of shares beneficially owned is computed on the basis of 10,520,891 shares of common stock outstanding at February 20, 2015, which reflects the assumed conversion of all of our outstanding shares of preferred stock into an aggregate of 10,212,447 shares of common stock. Percentage ownership of our common stock after the offering assumes the sale of 4,000,000 shares by us in this offering. Shares of common stock that a person has the right to acquire within 60 days of February 20, 2015 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Unless otherwise indicated below, the address for each beneficial owner listed in the table is c/o ViewRay Incorporated, 2 Thermo Fisher Way, Oakwood Village, Ohio 44146.

	Beneficial Ownership Prior to this Offering				Beneficial Ownership After this Offering
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Number of Shares Exercisable Within 60 Days	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership
5% and Greater Stockholders
Aisling Capital II, LP(1)	2,394,987	–	2,394,987	22.76%	2,761,140	19.01%
Beacon Bioventures Fund II Limited Partnership(2)	2,394,987	–	2,394,987	22.76	2,761,140	19.01
Entities affiliated with OrbiMed Private Investments III, LP(3)	2,394,986	–	2,394,986	22.76	2,761,139	19.01
Entities affiliated with Kearny Venture Partners, L.P.(4)	1,368,557	–	1,368,557	13.01	1,577,787	10.87
Harbour Tycoon Limited(5)	862,068	–	862,068	8.19	862,068	5.94

Named Executive Officers and Directors
Chris A. Raanes(6)	–	235,727	235,727	2.19	235,727	1.60
James F. Dempsey, Ph.D.(7)	61,379	172,712	234,091	2.19	234,091	1.59
Michael Brandt(8)	–	33,341	33,341	*	33,341	*
Joshua Bilenker, M.D.(9)	2,394,987	–	2,394,987	22.76	2,761,140	19.01
David Bonita, M.D.(10)	2,394,986	–	2,394,986	22.76	2,761,139	19.01
Caley Castelein, M.D.(11)	1,368,557	–	1,368,557	13.01	1,577,787	10.87
Mark S. Gold, M.D.(12)	34,345	5,685	40,030	*	40,030	*
Aditya Puri(13)	862,068	–	862,068	8.19	862,068	5.94
Peter Roemer, Ph.D.(14)	–	5,685	5,685	*	5,685	*
Robert Weisskoff, Ph.D.(15)	2,394,987	–	2,394,987	22.76	2,761,140	19.01
Philip Yang(16)	287,356	–	287,356	2.73	287,356	1.98
All directors and executive officers as a group (12 persons)(17)(18)	9,798,665	510,000	10,308,665	93.45	11,616,354	77.28

*	Indicates beneficial ownership of less than 1% of the total outstanding common stock.
(1)	Includes 2,394,987 shares held prior to this offering by Aisling Capital II, LP, or Aisling. Aisling Capital Partners, LP, or Aisling GP, is the general partner of Aisling. Aisling Capital Partners LLC, or Aisling Partners, is the general partner of Aisling GP. The individual managing members, or the Aisling Managers, of Aisling Partners are Dennis Purcell, Andrew Schiff, M.D. and Steve Elms. By virtue of these relationships, Aisling GP, Aisling Partners and the Aisling Managers may be deemed to have voting and investment power over the shares held by Aisling. Joshua Bilenker, M.D., a member of our board of directors, is an Operating Partner of Aisling Capital, LLC, an affiliate of Aisling. Voting and dispositive decisions with respect to shares held by Aisling are not made by Dr. Bilenker; he disclaims beneficial ownership of the shares held by Aisling, except to the extent of any pecuniary interest therein, if any. The address of Aisling is c/o Aisling Capital, LLC, 888 Seventh Avenue, 30th Floor, New York, New York 10106. In addition, the number of shares beneficially owned after this offering assumes that Aisling has purchased 366,153 shares of our common stock in this offering at the assumed initial public offering price.
(2)

Includes 2,394,987 shares held prior to this offering by Beacon Bioventures Fund II Limited Partnership, or Beacon. Beacon Bioventures Advisors Fund II Limited Partnership, or BBA II, is the general partner of Beacon. Impresa Management LLC, or Impresa, is the general partner of BBA II. By virtue of these relationships, BBA II and Impresa may be deemed to have voting and investment power over the shares held by Beacon. Impresa is managed on a day-to-day basis by its President, Paul L. Mucci, and as such, Mr. Mucci may be deemed to have voting and dispositive power with respect to all shares held by Beacon. Each of the individuals and entities listed above expressly disclaims beneficial ownership of the shares held by Beacon, except to the extent of any pecuniary interest therein, if any. Robert Weisskoff, Ph.D., a member of our board of directors, is a Partner of Fidelity Biosciences, an affiliate of Beacon. Voting and dispositive decisions with respect to shares held by Beacon are not made by Dr. Weisskoff; he disclaims beneficial ownership of the shares held by Beacon, except to the extent of any pecuniary interest therein, if any. The address of Beacon is c/o Fidelity Biosciences, One Main Street, 13th Floor, Cambridge,

Massachusetts 02142. In addition, the number of shares beneficially owned after this offering assumes that Beacon has purchased 366,153 shares of our common stock in this offering at the assumed initial public offering price.
(3)	Includes (i) 2,372,393 shares held prior to this offering by OrbiMed Private Investments III, LP, or OPI III, and (ii) 22,593 shares held prior to this offering by OrbiMed Associates III, LP, or OA III. OrbiMed Capital GP III LLC, or GP III, is the general partner of OPI III. OrbiMed Advisors LLC, OrbiMed, is the managing member of GP III and the general partner of OA III. Samuel D. Isaly is the managing member of and owner of a controlling interest in OrbiMed. By virtue of such relationships, GP III, OrbiMed and Mr. Isaly may be deemed to have voting and investment power over the shares held by OPI III and OA III. David Bonita, M.D., a member of our board of directors, is a Private Equity Partner of OrbiMed. Each of GP III, OrbiMed, Mr. Isaly and Dr. Bonita disclaims beneficial ownership of the shares held by OPI III and OA III, except to the extent of its or his pecuniary interest therein, if any. The address of OrbiMed Investments and OrbiMed Associates is c/o OrbiMed Advisors LLC, 601 Lexington Avenue, 54th Floor, New York, New York 10022. In addition, the number of shares beneficially owned after this offering assumes that the entities affiliated with OPI III have purchased 366,153 shares of our common stock in this offering at the assumed initial public offering price.
(4)	Includes (i) 670,601 shares held prior to this offering by Kearny Venture Partners, L.P., or KVP, (ii) 13,676 shares held prior to this offering by Kearny Venture Partners Entrepreneurs’ Fund, L.P., or KVPE, and (iii) 684,280 shares held prior to this offering by Thomas Weisel Healthcare Venture Partners, L.P., or TWHVP. Caley Castelein, M.D., a member of our board of directors, is a Managing Director of KVP, Kearny Venture Associates, L.L.C., or KVA, and Thomas Weisel Capital Management LLC, or TWCM. KVA is the general partner of each of KVP and KVPE. TWCM is the managing member of Thomas Weisel Healthcare Venture Partners, LLC, the general partner of TWHVP. Voting and dispositive decisions with respect to shares held by KVP, KVPE and TWHVP are made by Dr. Castelein; however, he disclaims beneficial ownership of the shares held by KVP, KVPE and TWHVP, except to the extent of any pecuniary interest therein, if any. The address of KVP, KVPE and TWHVP is c/o Kearny Venture Partners, 88 Kearny Street, Suite 1800, San Francisco, California 94108. We have been advised that during the lock-up period, TWHVP may enter dissolution and begin liquidation of the partnership, and in such event Dr. Castelein and Kearny Venture Capital, L.L.C., the investment manager of KVP and KVPE and the sub-manager of TWHVP would no longer possess voting and dispositive power over the shares held by TWHVP and would be required to file a Form 4 to report the change in authority to make decisions with respect to the shares held by TWHVP; however, all shares held by TWHVP will remain subject to the lock-up provisions described in the section titled “Shares Eligible for Future Sale—Lock-Up Agreements. In addition, the number of shares beneficially owned after this offering assumes that the entities affiliated with KVP have purchased 209,230 shares of our common stock in this offering at the assumed initial public offering price.
(5)	Aditya Puri, a member of our board of directors, is an Investments Director at Xeraya Capital, an affiliate of Harbour Tycoon Limited. The address of Harbour Tycoon Limited is c/o 2nd Floor, The Grand Pavilion Commercial Centre, 802 West Bay Road, P.O. Box 1338, Grand Cayman KY1-1003, Cayman Islands.
(6)	Consists of 235,727 shares that may be acquired pursuant to the exercise of stock options within 60 days of February 20, 2015 by Mr. Raanes.
(7)	Consists of (i) 61,379 shares held prior to this offering and (ii) 172,712 shares that may be acquired pursuant to the exercise of stock options within 60 days of February 20, 2015 by Dr. Dempsey.
(8)	Consists of 33,341 shares that may be acquired pursuant to the exercise of stock options within 60 days of February 20, 2015 by Mr. Brandt.
(9)	Consists of the shares held by Aisling. See footnote 1. Dr. Bilenker disclaims beneficial ownership of the shares held by Aisling, except to the extent of any pecuniary interest therein, if any.
(10)	Consists of the shares held by OPI III and OA III. See footnote 3.
(11)	Consists of the shares held by KVP, KVPE and TWHVP. See footnote 4. Dr. Castelein disclaims beneficial ownership of the shares held by KVP, KVPE and TWHVP, except to the extent of any pecuniary interest therein, if any.
(12)	Consists of (i) 1,078 shares held prior to this offering by Dr. Gold, (ii) 18,195 shares held prior to this offering by MJSK, Ltd., (iii) 15,072 shares held prior to this offering by JMSK, Ltd. and (iv) 5,685 shares that may be acquired pursuant to the exercise of stock options within 60 days of February 20, 2015 by Dr. Gold. Janice Gold, the wife of Dr. Gold, is the President of MJSK, Ltd., and Steven Gold, the son of Dr. Gold, is the General Partner of JMSK, Ltd. Voting and dispositive decisions with respect to shares held by MJSK, Ltd. and JMSK, Ltd. are not made by Dr. Gold; he disclaims beneficial ownership of the shares held by MJSK, Ltd. and JMSK, Ltd. except to the extent of any pecuniary interest therein, if any.
(13)	Consists of the shares held by Harbour Tycoon Limited. See footnote 5.
(14)	Consists of 5,685 shares that may be acquired pursuant to the exercise of stock options within 60 days of February 20, 2015 by Dr. Roemer.
(15)	Consists of the shares held by Beacon. See footnote 2. Dr. Weisskoff disclaims beneficial ownership of the shares held by Beacon, except to the extent of any pecuniary interest therein, if any.
(16)

Consists of the 287,356 shares held by Royal Seal Holding Co., Limited, or Royal Seal. Philip Yang, a member of our board of directors, is a Vice President of Cowealth Medical Holding Co. Ltd., the sole shareholder of Royal Seal. Royal Seal, a Hong Kong private company limited by shares, is wholly owned by Cowealth Medical Holding Co., Ltd., or Cowealth, a Cayman exempted company publicly listed and traded at GreTai Securities Market of Taiwan. By virtue of this relationship, Cowealth may be deemed to have voting and investment power over the shares held by Royal Seal. Voting and dispositive decisions with respect to shares held by Royal Seal are not made by Mr. Yang; he disclaims beneficial ownership of the shares held by Royal Seal, except to the extent of any pecuniary interest therein, if any. The address of Royal Seal Holding Co., Limited is 3F-1, No. 2, Sec. 2, Dunhua S. Road, Taipei, Taiwan 10683.
(17)	Includes (i) 9,702,941 shares held by entities affiliated with certain of our directors and (ii) 10,308,665 shares beneficially owned by our executive officers and directors, which includes the 9,702,941 shares held by such entities and 510,000 shares that may be acquired pursuant to the exercise of stock options within 60 days of February 20, 2015.
(18)	The information in this table excludes 322,433 shares underlying option awards granted to certain executive officers and directors upon the pricing of this offering. These option awards become exercisable as to 1/48th of the underlying shares each month following the pricing of this offering, and none of which will be exercisable within 60 days of February 20, 2015. See “Director Compensation” and “Executive Compensation” for information regarding these awards.

DESCRIPTION OF CAPITAL STOCK

The following summary describes our capital stock and the material provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the consummation of this offering, the amended and restated investor rights agreement to which we and certain of our stockholders are parties and of the Delaware General Corporation Law. Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation, our amended and restated bylaws and the amended and restated investor rights agreement, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

General

Immediately prior to the consummation of this offering, we will file our amended and restated certificate of incorporation that authorizes 250,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share. Our amended and restated certificate of incorporation filed immediately prior to the consummation of this offering will be included as an exhibit to the registration statement of which this prospectus forms a part. Assuming the conversion of all outstanding shares of convertible preferred stock into shares of common stock immediately prior to all to the consummation of this offering, the following shares are outstanding:

■	10,517,355 shares of common stock held by approximately 87 stockholders of record, which includes the issuance and sale of 54,591 shares of Series C convertible preferred stock in January 2015 and the issuance and sale of 862,068 shares of Series C convertible preferred stock in February 2015;

■	43,103 shares of common stock issuable upon the exercise of the outstanding warrant; and

■	1,428,099 shares of common stock issuable upon exercise of outstanding stock options.

Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Dividends

Subject to preferences that may be applicable to any then-outstanding convertible preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. The terms of our loan and security agreement with Hercules currently prohibit us from paying cash dividends on our common stock.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of convertible preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights,

preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our convertible preferred stock that we may designate in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Preferred Stock

Immediately prior to the consummation of this offering, all outstanding shares of convertible preferred stock will be converted into shares of common stock. See Note 11 to our audited financial statements for a description of our currently outstanding convertible preferred stock. Immediately prior to the consummation of this offering, our amended and restated certificate of incorporation will be amended and restated to delete all references to such shares of convertible preferred stock. Upon the consummation of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our convertible preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of the company or other corporate action. Immediately after consummation of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Warrant

The following table sets forth information about the outstanding convertible preferred stock warrant to purchase shares of stock held by Hercules Technology III, L.P. at December 31, 2014.

	Issuance Date	Expiration Date	Exercise Price per Share	Shares

Series C convertible preferred stock warrant	December 2013	The later of December 2023 or five years after an IPO	$17.40	43,103

Upon the consummation of this offering the Series C convertible preferred stock warrant will become exercisable for 43,103 shares of common stock.

Stock Options

At December 31, 2014, options to purchase an aggregate of 1,428,099 shares of common stock were outstanding and 99,198 shares of common stock available for future grant under the 2008 Plan. For additional information regarding the terms of this plan see the section titled “Executive Compensation—Equity Compensation Plans.”

Registration Rights

Under the amended and restated investor rights agreement, upon the consummation of this offering, the holders of approximately 10.5 million shares of common stock, including shares issuable upon the exercise of a warrant, or their transferees, will have the right to require us to register their shares under the Securities Act so that those shares may be publicly resold, or to include their shares in any registration statement we file, in each case as described below.

Demand Registration Rights

Based on the number of shares outstanding at December 31, 2014, upon the consummation of this offering, the holders of approximately 10.5 million shares of common stock, including shares issuable upon the exercise of a warrant, or their transferees, will be entitled to certain demand registration rights. Beginning 180 days following the effectiveness of the registration statement of which this prospectus is a part, the holders of at least 51% of these shares can, on not more than three occasions, request that we register all or a portion of their shares. Such request for registration must cover a number of shares with an anticipated aggregate offering price of at least $20.0 million. Additionally, we will not be required to effect a demand registration (i) during the period beginning on the date of the filing and 180 days following the effectiveness of a company-initiated registration statement relating to a public offering of our securities or (ii) prior to the earlier of September 30, 2015 or six months after the first public offering of our securities, provided that we have complied with certain notice requirements to the holders of these shares.

Form S-3 Registration Rights

Based on the number of shares outstanding at December 31, 2014, upon the consummation of this offering, the holders of approximately 10.5 million shares of common stock, including shares issuable upon the exercise of a warrant, or their transferees, will be entitled to certain Form S-3 registration rights. Beginning on the first anniversary of the effectiveness of the registration statement of which this prospectus is a part, the holders of these shares can make a written request that we register their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $1.0 million. These stockholders may make an unlimited number of requests for registration on Form S-3. However, we will not be required to effect a registration on Form S-3 if we intend to make a public offering within 90 days of receipt of the S-3 written notice, provided that we have complied with certain notice requirements to the holders of these shares. In addition, we will not be required to effect a registration on Form S-3 if our board of directors, in its good faith judgment, believes it would be seriously detrimental to us and our stockholders for such Form S-3 registration to be effected at such time, in which case we may defer the filing of the Form S-3 for up to 90 days, but we may not effect this type of delay more than twice in any 12-month period.

Piggyback Registration Rights

Based on the number of shares outstanding at December 31, 2014, upon the consummation of this offering, in the event that we determine to register any of our securities under the Securities Act (subject to certain exceptions), either for our own account or for the account of other security holders, the holders of approximately 10.5 million shares of common stock, including shares issuable upon the exercise of a warrant, or their transferees, will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration related to employee benefit plans, the offer and sale of debt securities, or corporate reorganizations or certain other transactions, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include.

Expenses of Registration

We will pay the registration expenses of the holders of the shares registered pursuant to the demand, Form S-3 and piggyback registration rights described above.

Expiration of Registration Rights

The demand, Form S-3 and piggyback registration rights described above will expire, with respect to any particular stockholder, upon the earlier of five years after the consummation of this offering or when that stockholder can sell all of their shares during any three-month period under Rule 144 of the Securities Act.

Anti-Takeover Effects of Provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and Delaware Law

Some provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws that will be in effect immediately prior to the consummation of this offering contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the price of our common stock.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a person deemed an “interested stockholder” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date such person becomes an interested stockholder unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, such as discouraging takeover attempts that might result in a premium over the price of our common stock.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the company. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the company.

Special Stockholder Meetings

Our amended and restated bylaws provide that a special meeting of stockholders may be called only by our board of directors, our chairman of the board of directors, chief executive officer, or in the absence of a chief executive officer, the president.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

Classified Board; Election and Removal of Directors

Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. In addition, our directors may not be removed without cause, and removal of our directors for cause will require a majority stockholder vote. For more information on the classified board of directors, see the section titled “Management—Board Composition.” This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Choice of Forum

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

Amendment of Charter Provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue convertible preferred stock, would require approval by holders of at least 66 2⁄3% of the voting power of our then outstanding voting stock.

The provisions of the Delaware General Corporation Law, our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Limitations of Liability and Indemnification Matters

For a discussion of liability and indemnification, please see the section titled “Management—Limitation on Liability and Indemnification Matters.”

The NASDAQ Global Market Listing

We have applied to list our common stock on The NASDAQ Global Market under the symbol “VRAY.”

Transfer Agent and Registrar

Upon the consummation of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 620 15th Avenue, Brooklyn, New York 11219.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing price for our common stock to fall or impair our ability to raise equity capital in the future. As described below, only a limited number of shares of common stock will be available for sale in the public market for a period of several months after consummation of this offering due to contractual and legal restrictions on resale described below. Future sales of common stock in the public market either before (to the extent permitted) or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing price of our common stock at such time and our ability to raise equity capital at a time and price we deem appropriate.

Sale of Restricted Shares

Based on the number of shares of common stock outstanding at December 31, 2014, upon the consummation of this offering and assuming (1) the conversion of our outstanding convertible preferred stock into common stock, assuming an initial public offering price of $13.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, (2) no exercise of the underwriters’ option to purchase additional shares of common stock and (3) no exercise of outstanding options or a convertible preferred stock warrant, we will have outstanding, an aggregate of approximately 14,517,355 shares of common stock. Of these shares, all of the 4,000,000 shares of common stock to be sold in this offering, and any shares sold upon exercise of the underwriters’ option to purchase additional shares to cover overallotments, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act. All remaining shares of common stock held by existing stockholders immediately prior to the consummation of this offering will be “restricted securities” as such term is defined in Rule 144. These restricted securities were issued and sold by us, or will be issued and sold by us, in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, which rules are summarized below.

As a result of the lock-up agreements referred to below and the provisions of Rule 144 and Rule 701 under the Securities Act, based on the number of shares of common stock outstanding at December 31, 2014, the shares of common stock (excluding the shares sold in this offering) that will be available for sale in the public market are as follows:

Approximate Number of Shares	First Date Available for Sale into Public Market
11,312 shares	on the date of this prospectus
10,506,043 shares	180 days after the date of this prospectus, upon expiration of the lock-up agreements referred to below, subject in some cases to applicable volume limitations under Rule 144

Lock-up Agreements

In connection with this offering, we, our directors, our executive officers and the holders of substantially all of our common stock and securities convertible into or exchangeable for shares of common stock have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any shares of common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of the lock-up agreement continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Cowen and Company, LLC and Stifel, Nicolaus & Company, Incorporated.

In addition to the restrictions contained in the lock-up agreements described above, we have entered into the investor rights agreement with certain security holders that contains market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not release any parties from these agreements and that there is no extension of the lock-up period, all of the shares of common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our “affiliates,” is entitled to sell those shares in the public market (subject to the lock-up agreement referred to above, if applicable) without complying with the manner of sale, volume limitations or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than one of our “affiliates,” then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreement referred to above, if applicable). In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our “affiliates,” as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least six months are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those shares of common stock that does not exceed the greater of:

■	1% of the number of common shares then outstanding, which will equal approximately 145,173 shares of common stock immediately after this offering (calculated at December 31, 2014 on the basis of the assumptions described above and assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options or the warrant); or

■	the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Such sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our “affiliates” are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted securities have entered into lock-up agreements as referenced above and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement, in compliance with Rule 701 under the Securities Act, before the effective date of the registration statement of which this prospectus is a part

(to the extent such common stock is not subject to a lock-up agreement) is entitled to rely on Rule 701 to resell such shares beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act in reliance on Rule 144, but without compliance with the holding period requirements contained in Rule 144. Accordingly, subject to any applicable lock-up agreements, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, under Rule 701 persons who are not our “affiliates,” as defined in Rule 144, may resell those shares without complying with the minimum holding period or public information requirements of Rule 144, and persons who are our “affiliates” may resell those shares without compliance with Rule 144’s minimum holding period requirements (subject to the terms of the lock-up agreement referred to above, if applicable).

Registration Rights

Based on the number of shares outstanding at December 31, 2014, including the conversion of 54,591 shares of Series C convertible preferred stock we issued and sold in January 2015 and 862,068 shares of Series C convertible preferred stock we issued and sold in February 2015, after the consummation of this offering, the holders of approximately 74.4 million shares of common stock, including shares issuable upon the exercise of a warrant, or their transferees will, subject to any lock-up agreements they have entered into, be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. For a description of these registration rights, please see the section titled “Description of Capital Stock—Registration Rights.” If the offer and sale of these shares are registered, they will be freely tradable without restriction under the Securities Act.

Stock Plans

We intend to file with the SEC a registration statement under the Securities Act covering the shares of common stock that we may issue upon exercise of outstanding options reserved for issuance under the 2008 Stock Option and Incentive Plan, as amended, and the 2015 Equity Incentive Award Plan. Such registration statement is expected to be filed and become effective as soon as practicable after the consummation of this offering. Accordingly, shares registered under such registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

■	U.S. expatriates and former citizens or long-term residents of the United States;

■	persons subject to the alternative minimum tax;

■	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

■	banks, insurance companies, and other financial institutions;

■	brokers, dealers or traders in securities;

■	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

■	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

■	tax-exempt organizations or governmental organizations;

■	persons deemed to sell our common stock under the constructive sale provisions of the Code;

■	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

■	tax-qualified retirement plans.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

■	an individual who is a citizen or resident of the United States;

■	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

■	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

■	a trust that (1) is subject to the primary supervision of a U.S. court and all substantial decisions of which are controlled by one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section titled “Dividend Policy,” we do not anticipate paying any cash dividends in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

■	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

■	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

■	our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations, withholding under FATCA generally applies to payments of dividends on our common stock made on or after July 1, 2014, and will apply to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2017.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

We and the underwriters for the offering named below have entered into an underwriting agreement with respect to the shares of common stock being offered. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from us the number of shares of common stock set forth opposite its name below. Cowen and Company, LLC and Stifel, Nicolaus & Company, Incorporated are the representatives of the underwriters.

Underwriter	Number of Shares
Cowen and Company, LLC
Stifel, Nicolaus & Company, Incorporated
BTIG, LLC
Brean Capital, LLC

Total	4,000,000

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters have agreed, severally and not jointly, to purchase all of the shares of common stock sold under the underwriting agreement if any of these shares are purchased, other than those shares covered by the overallotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the shares of common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Overallotment Option to Purchase Additional Shares

We have granted to the underwriters an option to purchase up to 600,000 additional shares of common stock at the public offering price, less the underwriting discount. This option is exercisable for a period of 30 days. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the sale of shares offered hereby. To the extent that the underwriters exercise this option, the underwriters will purchase additional shares from us in approximately the same proportion as shown in the table above.

Discounts and Commissions

The following table shows the public offering price, underwriting discounts and proceeds, before expenses, to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

We estimate that our total expenses of the offering, excluding underwriting discounts, will be approximately $3,400,000 and are payable by us, which includes $30,000 for reasonable and documented out-of-pocket FINRA related expenses incurred by the underwriters in connection with the offering.

Total
	Per Share	Without Overallotment	With Overallotment
(in thousands, except share and per share data)
Public offering price	$	$	$
Underwriting discounts	$	$	$
Proceeds, before expenses, to ViewRay	$	$	$

Certain of our existing investors, including investors affiliated with certain of our directors, have indicated an interest in purchasing an aggregate of up to approximately $17.0 million in shares of our common stock in this offering at the initial public offering price. Any such purchases, if completed, would be made on the same terms as the shares that are sold to the public generally and not pursuant to any pre-existing contractual rights or obligations. Whether or not these investors purchase any or all of the shares for which they indicated an interest in purchasing will not affect the underwriters’ commitment to purchase the common shares offered by us if the underwriters purchase any shares.

The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus. The underwriters may offer the shares of common stock to securities dealers at the public offering price less a concession not in excess of $         per share. After the consummation of this offering, and after the shares of common stock are released for sale to the public and if all of the shares of common stock are not sold at the public offering price following a bona fide effort to do so, the underwriters may change the offering price and other selling terms.

Discretionary Accounts

The underwriters do not intend to confirm sales of the shares of common stock to any accounts over which they have discretionary authority.

Market Information

Prior to this offering, there has been no public market for shares of common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In addition to prevailing market conditions, the factors to be considered in these negotiations will include:

■	the history of, and prospects for, the company and the industry in which we compete;

■	our past and present financial information;

■	an assessment of our management; its past and present operations, and the prospects for, and timing of, our future revenues;

■	the present state of our development; and

■	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares of common stock may not develop. It is also possible that after the offering the shares of common stock will not trade in the public market at or above the initial public offering price.

We have applied to list our common stock on The NASDAQ Global Market under the symbol “VRAY.”

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions, penalty bids and purchases to cover positions created by short sales.

Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of our common stock while the offering is in progress.

Overallotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares overallotted by the underwriters is not greater than the number of shares that they may purchase in the overallotment option. In a naked short position, the number of shares involved is greater than the number of shares in the overallotment option. The underwriters may close out any short position by exercising the overallotment option and/or purchasing shares of common stock in the open market.

Syndicate covering transactions involve purchases of shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares of common stock to close out the short position, the underwriters will consider, among other things, the price of our common stock available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the overallotment option. If the underwriters sell more shares than could be covered by exercise of the overallotment option and, therefore, have a naked short position, the position can be closed out only by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of our common stock in the open market that could adversely affect investors who purchase in the offering.

Penalty bids permit the representatives of the underwriters to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The NASDAQ Global Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Lock-up Agreements

Pursuant to certain “lock-up” agreements, we and our executive officers and directors and the holders of substantially all of our common stock and securities convertible or exchangeable for shares of common stock have agreed, subject to certain exceptions, not to (a) offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of,

(b) enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic consequence of ownership of, directly or indirectly, (c) engage in any short selling of, or (d) or make any demand or request or exercise any right with respect to the registration of, or file with the SEC a registration statement under the Securities Act relating to, any common stock or securities convertible into or exchangeable or exercisable for any common stock without the prior written consent of the representatives of the underwriters, for a period of 180 days after the date of the pricing of the offering.

This lock-up applies to common stock and to securities convertible into or exchangeable or exercisable for common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement is deemed to beneficially own. The exceptions to the lock-up for executive officers, directors and holders subject to the lock-up include: (a) transfers made as a bona fide gift to an immediate family member, to a trust the beneficiaries of which are exclusively the executive officer, director or holder or immediate family member, or to a charity or educational institution; (b) transfers made by will or intestate succession; (c) transfers not for value to a stockholder, partner, affiliate member or similar equity owner, of a party subject to the lock-up or to any trustor or beneficiary of a holder that is a trust; (d) the exercise of any stock options held by executive officers or directors issued pursuant to our existing equity incentive plans or the exercise of any warrant issued by the company and held by officers, directors or holders subject to the lock-up prior to the date of this offering; and (e) the execution of a written plan meeting the requirements of Rule 10b5-1 under the Exchange Act.

In connection with this initial public offering, two of our existing institutional investors, Kearny Venture Partners, L.P. and Kearny Venture Partners Entrepreneurs’ Fund, L.P., together the KVP Entities, have indicated an interest in purchasing an aggregate of up to approximately $2.7 million in shares of our common stock in this offering at the initial public offering price. Any such purchase, if completed, would be made on the same terms as the shares that are sold to the public generally. Each of the KVP Entities, by reason of their relation to Stifel, Nicolaus & Company, Incorporated, and for purposes of FINRA Rule 5110, will enter into a lock-up agreement with FINRA whereby each will agree that the shares, if purchased in this offering, will not be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of securities by any person for a period of 180 days immediately following the date of effectiveness of the registration statement of which this prospectus forms a part or the commencement of sales in this public offering, except as provided in FINRA Rule 5110(g)(2).

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives of the underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Other Relationships

Prior to the completion of this offering, the underwriters have not performed investment banking, commercial banking or other financial services for us in the past for which they received any fees or reimbursement of expenses. Certain of the underwriters and their affiliates may in the future provide various investment banking, commercial banking and other financial services for us and our affiliates for which they may in the future receive customary fees.

United Kingdom

The underwriters have represented and agreed that:

■	they have not made or will not make an offer of the securities to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000, as amended, or the FSMA, except to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority;

■	they have only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

■	they have complied with and will comply with all applicable provisions of FSMA with respect to anything done by them in relation to the securities in, from or otherwise involving the United Kingdom.

Switzerland

The securities will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to article 652a or 1156 of the Swiss Federal Code of Obligations.

European Economic Area

In relation to each Member State of the European Economic Area or the EEA, which has implemented the European Prospectus Directive (each, a Relevant Member State), an offer of our shares may not be made to the public in a Relevant Member State other than:

■	to any legal entity which is a qualified investor, as defined in the European Prospectus Directive;

■	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the European Prospectus Directive), subject to obtaining the prior consent of the relevant dealer or dealers nominated by us for any such offer; or

■	in any other circumstances falling within Article 3(2) of the European Prospectus Directive,

provided that no such offer of our shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the European Prospectus Directive or supplement prospectus pursuant to Article 16 of the European Prospectus Directive.

For the purposes of this description, the expression an “offer to the public” in relation to the securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that Relevant Member State by any measure implementing the European Prospectus Directive in that member state, and the expression “European Prospectus Directive” means Directive 2003/71/EC (and amendments hereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and any offer of the shares of our common stock is directed only at investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum.

Canada

The shares of our common stock may be sold only to purchasers purchasing as principal that are both “accredited investors” as defined in National Instrument 45-106 Prospectus and Registration Exemptions and “permitted clients” as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of our common stock must be made in accordance with an exemption from the prospectus requirements and in compliance with the registration requirements of applicable securities laws.

France

This prospectus (including any amendment, supplement or replacement thereto) is not being distributed in the context of a public offering in France within the meaning of Article L. 411-1 of the French Monetary and Financial Code (Code monétaire et financier).

This prospectus has not been and will not be submitted to the French Autorité des Marchés Financiers, or the AMF, for approval in France and accordingly may not and will not be distributed to the public in France.

Pursuant to Article 211-3 of the AMF General Regulation, French residents are hereby informed that:

(1)	the transaction does not require a prospectus to be submitted for approval to the AMF;
(2)	persons or entities referred to in Point 2°, Section II of Article L.411-2 of the Monetary and Financial Code may take part in the transaction solely for their own account, as provided in Articles D. 411-1, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the Monetary and Financial Code; and
(3)	the financial instruments thus acquired cannot be distributed directly or indirectly to the public otherwise than in accordance with Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the Monetary and Financial Code.

This prospectus is not to be further distributed or reproduced (in whole or in part) in France by the recipients of this prospectus. This prospectus has been distributed on the understanding that such recipients will only participate in the issue or sale of shares of our common stock for their own account and undertake not to transfer, directly or indirectly, shares of our common stock to the public in France, other than in compliance with all applicable laws and regulations and in particular with Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares of our common stock to which this prospectus relates may be illiquid and subject to restrictions on their resale. Prospective purchasers of the shares of our common stock offered should conduct their own due diligence on the shares of our common stock. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares of our common stock may only be made to persons, or the Exempt Investors who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares of our common stock without disclosure to investors under Chapter 6D of the Corporations Act.

The shares of our common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares of our common stock must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Hong Kong

The shares of our common stock may not be offered or sold in Hong Kong by means of any document other than (1) in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (3) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares of our common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of our common stock that are or are intended to be disposed of only to persons outside Hong

Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The shares of our common stock have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of our common stock may not be circulated or distributed, nor may the shares of our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (2) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of our common stock are subscribed or purchased under Section 275 of the SFA by a relevant person that is:

(1)	a corporation (that is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(2)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor;

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of our common stock pursuant to an offer made under Section 275 of the SFA except:

(1)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
(2)	where no consideration is or will be given for the transfer;
(3)	where the transfer is by operation of law;
(4)	as specified in Section 276(7) of the SFA; or
(5)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on our behalf, other than offers made by the underwriters and their respective affiliates, with a view to the final placement of the securities as contemplated in this document. Accordingly, no purchaser of the shares of common stock, other than the underwriters, is authorized to make any further offer of shares on our behalf or on behalf of the underwriters.

LEGAL MATTERS

The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Latham & Watkins LLP. The underwriters are being represented by Cooley LLP.

EXPERTS

The financial statements included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the company’s ability to continue as a going concern). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to ViewRay Incorporated and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The website address is www.sec.gov.

Upon consummation of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a website at www.viewray.com. Upon consummation of this offering, you may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our website address does not constitute incorporation by reference of the information contained on our website, and you should not consider the contents of our website in making an investment decision with respect to our common stock.

VIEWRAY INCORPORATED

The accompanying financial statements give effect to (1) a 1-for-7.25 reverse stock split of the outstanding common stock of ViewRay Incorporated that will be effected prior to the effectiveness of the registration statement of which this prospectus is a part and (2) the Amended and Restated Certificate of Incorporation, that will be effected prior to the effectiveness of the registration statement of which this prospectus is a part. The following report is in the form which will be furnished by Deloitte & Touche LLP, an independent registered public accounting firm, upon the effective dates of the reverse stock split of the Company’s outstanding common stock and the effect of the Amended and Restated Certificate of Incorporation, all as described in Note 18 to the financial statements and assuming that from February 20, 2015 to the dates of such completion no other material events have occurred that would affect the accompanying financial statements or required disclosure therein.

/s/ Deloitte & Touche LLP

Cleveland, Ohio

March 23, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

ViewRay Incorporated

We have audited the accompanying balance sheets of ViewRay Incorporated (the “Company”) as of December 31, 2014 and 2013, and the related statements of operations, convertible preferred stock and stockholders’ deficit and cash flows for each of the two years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements for the years ended December 31, 2014 and 2013 have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s recurring losses and negative cash flows from operations, stockholders’ capital deficiency and limited liquidity raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also discussed in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Cleveland, Ohio

February 20, 2015

(March     , 2015 as to the effects of the reverse stock split described in Note 18)

VIEWRAY INCORPORATED

Balance Sheets

(in thousands, except share and per share data)

	December 31,		Pro Forma Stockholders’ Deficit December 31, 2014
	2013	2014
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$26,529	$11,129
Accounts receivable	254	904
Inventory	5,557	8,238
Deposits on purchased inventory	2,319	2,798
Deferred cost of revenue	–	4,712
Prepaid expenses and other current assets	277	626

Total current assets	34,936	28,407
Property and equipment, net	1,786	2,931
Restricted cash	453	1,053
Intangible assets, net	431	264
Deferred offering costs	–	1,419
Other assets	59	31

TOTAL ASSETS	$37,665	$34,105

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Notes payable	$240	$240	$
Accounts payable	2,346	6,134
Accrued liabilities	4,048	4,436
Customer deposits	2,853	6,100
Deferred revenue, current portion	425	7,361
Long-term debt, current portion	–	5,493

Total current liabilities	9,912	29,764
Deferred revenue, net of current portion	128	–
Long-term debt, net of current portion	14,384	9,149
Convertible preferred stock warrant liability	158	138	–
Other long-term liabilities	196	567

TOTAL LIABILITIES	24,778	39,618

Commitments and contingencies (Note 6)
Convertible preferred stock, par value $0.01 per share; 67,460,997 and 74,460,997 shares authorized at December 31, 2013 and 2014; 8,415,586 and 9,295,788 shares issued and outstanding at December 31, 2013 and 2014; aggregate liquidation preference of $131,434 and $146,732 at December 31, 2013 and 2014, actual; no shares issued and outstanding at December 31, 2014, pro forma (unaudited)	130,037	145,110	–
Stockholders’ deficit:
Common stock, par value $0.01 per share; 81,000,000 and 88,000,000 shares authorized at December 31, 2013 and 2014; 295,388 and 304,908 shares issued and outstanding at December 31, 2013 and 2014, actual; 9,600,696 shares issued and outstanding at December 31, 2014, pro forma (unaudited)	3	3	96
Additional paid-in capital	1,102	1,420	146,575
Accumulated deficit	(118,255)	(152,046)	(152,046)

TOTAL STOCKHOLDERS’ DEFICIT	(117,150)	(150,623)	$(5,375)

TOTAL LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT	$37,665	$34,105

The accompanying notes are an integral part of these financial statements.

VIEWRAY INCORPORATED

Statements of Operations

(in thousands, except share and per share data)

	Year Ended December 31,
	2013	2014
Revenue:
Product	$2,253	$5,988
Service	12	411
Grant	894	–

Total revenue	3,159	6,399
Cost of revenue:
Product	8,173	8,176
Service	14	975

Total cost of revenue	8,187	9,151

Gross margin	(5,028)	(2,752)
Operating expenses:
Research and development	8,780	9,404
Selling and marketing	3,781	4,681
General and administrative	9,508	14,742

Total operating expenses	22,069	28,827

Loss from operations	(27,097)	(31,579)
Interest income	4	1
Interest expense	(97)	(2,243)
Other income (expense), net	(32)	21

Loss before provision for income taxes	(27,222)	(33,800)
Provision for income taxes	–	–

Net loss	$(27,222)	$(33,800)

Cumulative dividends on convertible preferred stock	$(2,898)	$–
Deemed capital contribution on conversion of Series C convertible preferred stock into common stock	8,783	–
Deemed dividend on convertible preferred stock extinguishment	(6,863)	–
Deemed capital contribution on repurchase of Series A convertible preferred stock	–	9

Net loss attributable to common stockholders	$(28,200)	$(33,791)

Net loss per share attributable to common stockholders, basic and diluted	$(102.90)	$(112.66)

Weighted-average common shares used in computing net loss per share attributable to common stockholders, basic and diluted	274,064	299,938

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		$(3.87)

Weighted-average common shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		8,729,651

The accompanying notes are an integral part of these financial statements.

VIEWRAY INCORPORATED

Statements of Convertible Preferred Stock and Stockholders’ Deficit

(in thousands, except share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at January 1, 2013	5,629,715	$79,540	245,467	$2	$779	$(90,055)	$(89,274)
Issuance of common stock from option exercises	–	–	492	–	1	–	1
Issuance of Series D-1 convertible preferred stock (net of issuance cost of $99)	330,608	4,901	–	–	–	–	–
Issuance of Series D-2 convertible preferred stock (net of issuance cost of $291)	1,013,045	15,030	–	–	–	–	–
Accrued dividends	–	–	–	–	–	(2,898)	(2,898)
Conversion of Series C convertible preferred stock and related dividends into common stock and deemed capital contribution	(494,275)	(7,475)	49,429	1	103	8,783	8,887
Conversion of accrued dividends into Series D-2 convertible preferred stock	1,074,429	16,249	–	–	–	–	–
Extinguishment of Series B-1, Series C, Series D-1 and Series D-2 convertible preferred stock	(7,498,571)	(105,217)	–	–	–	–	–
Exchange of new Series B convertible preferred stock and deemed dividend	7,498,571	112,080	–	–	–	(6,863)	(6,863)
Issuance of new Series C convertible preferred stock (net of issuance cost of $71)	862,064	14,929	–	–	–	–	–
Stock-based compensation	–	–	–	–	219	–	219
Net loss	–	–	–	–	–	(27,222)	(27,222)

Balance at December 31, 2013	8,415,586	130,037	295,388	3	1,102	(118,255)	(117,150)
Issuance of common stock from option exercises	–	–	9,520	–	21	–	21
Repurchase of Series A convertible preferred stock and deemed capital contribution	(455)	(25)	–	–	–	9	9
Issuance of Series C convertible preferred stock (net of issuance cost of $181)	295,982	4,969	–	–	–	–	–
Conversion of convertible promissory notes into Series C convertible preferred stock, including accrued interest of $173 (net of unamortized debt discount of $44)	584,675	10,129	–	–	–	–	–
Stock-based compensation	–	–	–	–	297	–	297
Net loss	–	–	–	–	–	(33,800)	(33,800)

Balance at December 31, 2014	9,295,788	$145,110	304,908	$3	$1,420	$(152,046)	$(150,623)

The accompanying notes are an integral part of these financial statements.

VIEWRAY INCORPORATED

Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2013	2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(27,222)	$(33,800)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,149	1,020
Stock-based compensation	219	318
Change in fair value of convertible preferred stock warrant liability	–	(20)
Inventory lower of cost and market adjustment	4,582	598
Loss on disposal of property and equipment	176	8
Amortization of debt discount and interest accrual	8	446
Changes in operating assets and liabilities:
Accounts receivable	(254)	(650)
Inventory	(5,175)	(3,279)
Deposits on purchased inventory	(879)	(479)
Deferred costs	–	(4,712)
Prepaid expenses and other current assets	(167)	13
Other assets	(37)	28
Accounts payable	(666)	3,230
Accrued expenses and other long-term liabilities	2,074	(245)
Customer deposits and deferred revenue	821	10,055

Net cash used in operating activities	(25,371)	(27,469)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,198)	(2,003)
Purchase of intellectual property license	(500)	–
Change in restricted cash	105	(600)

Net cash used in investing activities	(1,593)	(2,603)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of convertible preferred stock, net	34,860	4,969
Proceeds from the exercise of stock options	1	21
Proceeds from issuance of long-term debt, net	14,534	–
Proceeds from issuance of convertible promissory notes, net	–	9,941
Repurchase of Series A convertible preferred stock	–	(37)
Payments of costs related to the initial public offering	–	(222)

Net cash provided by financing activities	49,395	14,672

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	22,431	(15,400)
CASH AND CASH EQUIVALENTS—Beginning of period	4,098	26,529

CASH AND CASH EQUIVALENTS—End of period	$26,529	$11,129

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$–	$1,504
Cash paid for income taxes	$–	$–
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Conversion of convertible notes into new Series C convertible preferred stock	$–	$10,129
Cumulative dividends on convertible preferred stock	$2,898	$–
Conversion of Series C convertible preferred stock and related dividends into common stock and deemed capital contribution	$8,887	$–
Conversion of accrued dividends into Series D-2 convertible preferred stock	$16,249	$–
Exchange of new Series B convertible preferred stock upon extinguishment of prior convertible preferred stock and deemed dividend	$6,863	$–
Issuance of convertible preferred stock warrant	$158	$–
Purchase of equipment in accounts payable	$59	$62
Costs related to the initial public offering included in accounts payable and accrued liabilities	$–	$1,197

The accompanying notes are an integral part of these financial statements.

VIEWRAY INCORPORATED

Notes to Financial Statements

1.  BACKGROUND AND ORGANIZATION

ViewRay Incorporated, or the Company, designs, manufactures and markets MRIdian, the first and only MRI-guided radiation therapy system to image and treat cancer patients simultaneously.

Since inception, the Company has devoted substantially all of its efforts towards research and development, initial selling and marketing activities, raising capital and preparing for the manufacturing and shipment of MRIdian systems. In May 2012, the Company was granted clearance from the U.S. Food and Drug Administration, or FDA, to sell MRIdian. In November 2013, the Company received its first clinical acceptance of a MRIdian at a customer site, and the first patient was treated with that system in January 2014. The Company received permission to affix the CE mark in November 2014.

The Company has incurred losses and negative cash flows from operations since inception and has an accumulated deficit of $152.0 million at December 31, 2014. The Company anticipates incurring additional losses until such time that it can generate significant revenues from MRIdian systems. The Company’s primary source of liquidity to date has been through sales of convertible preferred stock, proceeds from various debt arrangements, initial sales of MRIdian systems and customer deposits received on future orders. In 2014, the Company raised a total of $14.9 million net proceeds through issuance of convertible promissory notes and Series C convertible preferred stock. In January and February 2015, the Company raised a total of $15.6 million net proceeds through issuance of Series C convertible preferred stock. The Company is involved in active financing negotiations; however, if a financing event does not occur, the Company is expected to exhaust its cash and cash equivalents during 2015. Substantial additional financing will be needed by the Company to fund its operations and research and development efforts. There is no assurance that such financing will be available when needed or on acceptable terms. The Company is also subject to those risks associated with any early stage operating company that has working capital requirements and substantial expenditures for research and development. There can be no assurance that MRIdian will be commercially viable. In addition, the Company operates in an environment of rapid technological change, and is largely dependent on the services of its employees. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Management is currently evaluating different strategies to obtain the required funding of future operations. These strategies may include, but are not limited to: additional funding from current or new investors, refinancing existing debt obligations, and/or obtaining additional debt financing, and/or an initial public offering of the Company’s common stock. There can be no assurance that these future funding efforts will be successful.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements reflect the application of certain significant accounting policies, as described below and elsewhere in the accompanying notes to the financial statements.

VIEWRAY INCORPORATED

Notes to Financial Statements

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, or GAAP, and pursuant to the rules and regulation of the Securities and Exchanges Commission, or SEC.

Use of Estimates

The preparation of the accompanying financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of expenses during the reporting period. Such management estimates include those relating to the allocation of revenue to its multiple deliverable elements, inventory write-downs to reflect net realizable value, assumptions used in the valuation of stock-based awards and a convertible preferred stock warrant, accrued losses from purchase commitments and valuation allowances against deferred tax assets. Actual results could differ from those estimates.

Unaudited Pro Forma Stockholders’ Deficit

Upon the completion of a qualified initial public offering, or IPO, all of the outstanding convertible preferred stock will convert into 9,295,788 shares of common stock (see Note 11) and the convertible preferred stock warrant will be converted into a warrant to purchase shares of common stock (see Note 12). Therefore, the accompanying unaudited pro forma stockholders’ deficit at December 31, 2014 has been prepared to give effect to such conversions, including a reclassification of the convertible preferred stock warrant liability to additional paid-in capital, as if the conversion had occurred on December 31, 2014.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company deposits its cash primarily in checking and money market accounts.

Restricted Cash

At December 31, 2013, the Company had irrevocable standby letters of credit of $453 thousand to a governmental agency in connection with certain regulatory requirements for the Company’s radiation therapy product and to a customer in connection with the Company’s contractual obligations with such customer.

In February 2014, $350 thousand in outstanding irrevocable letters of credit were cancelled upon the satisfaction of the Company’s contractual obligations with such customer. In July 2014, the Company issued an irrevocable standby letter of credit in the amount of $450 thousand as a guarantee to a new lease agreement signed in 2014. In December 2014, as a performance guarantee in connection with the Company’s contractual obligations with a distributor, the Company issued another irrevocable standby letter of credit for $500 thousand.

At December 31, 2014, the Company had an aggregate of $1.1 million of outstanding letters of credit. The letters of credit are collateralized by a restricted cash deposit account, which is presented as part of noncurrent assets on the balance sheets because the Company is not certain when the restriction will be lifted on the collateralized letters of credit. As of December 31, 2013 and 2014, no amounts were drawn on the letters of credit.

VIEWRAY INCORPORATED

Notes to Financial Statements

Concentration of Credit Risk, Other Risks and Uncertainties

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents are deposited in checking and money market accounts at one financial institution. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation. Management believes the financial risk associated with these balances is minimal and has not experienced any losses to date. The Company performs periodic credit evaluations of its customers’ financial condition and generally requires deposits from its customers. The Company’s accounts receivable was derived from grant revenue earned from the State of Ohio at December 31, 2013 (see Note 8), and from billing to a customer at December 31, 2014. The Company’s customers representing greater than 10% of accounts recievable and revenue for the periods presented were as follows:

	Revenue		Accounts Receivable
	Year Ended December 31,		December 31,
Customers	2013	2014	2013	2014
State of Ohio	28%	*	100%	*
Customer A	72%	*	*	*
Customer B	*	52%	*	*
Customer C	*	40%	*	*
Customer D	*	*	*	100%

The Company’s future results of operations involve a number of risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to vary materially from expectations include, but are not limited to, rapid technological change, continued acceptance of MRIdian, competition from substitute products and larger companies, protection of proprietary technology, ability to maintain distributor relationships and dependence on key individuals. Furthermore, new products to be developed by the Company require approval from the FDA or other international regulatory agencies prior to commercial sales. There can be no assurance that the Company’s future products will receive the necessary clearances.

The Company relies on a concentrated number of suppliers to manufacture essentially all of the components used in MRIdian. The Company’s suppliers may encounter problems during manufacturing due to a variety of reasons, including failure to comply with applicable regulations, including the FDA’s Quality System Regulation, equipment malfunction and environmental factors, any of which could delay or impede their ability to meet demand.

Accounts Receivables and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount, net of any allowance for doubtful accounts, and do not bear interest. The allowance for doubtful accounts, if any, is based on the assessment of the collectability of customer accounts. Based on the specific customer and the current economic conditions, there was no allowance for doubtful accounts recorded at December 31, 2013 and 2014.

Fair Value of Financial Instruments

Financial instruments consist of cash and cash equivalents, accounts receivable, restricted cash, prepaid expenses and other current assets, accounts payable, accrued liabilities, notes payable, convertible preferred stock warrant liability and long-term debt. Cash equivalents are stated at

VIEWRAY INCORPORATED

Notes to Financial Statements

amortized cost, which approximates fair value at the balance sheet dates, due to the short period of time to maturity. Accounts receivable, prepaid expenses and other current assets, accounts payable, accrued liabilities and notes payable are stated at their carrying value, which approximates fair value due to the short time to the expected receipt or payment date. The convertible preferred stock warrant liability is carried at fair value. The carrying amount of the Company’s long-term debt approximates fair value as the stated interest rate approximates market rates currently available to the Company.

Inventory and Deposits on Purchased Inventory

Inventory consists of purchased components for assembling MRIdian systems and other direct and indirect costs associated with MRIdian system installation. Inventory is stated at the lower of cost (on a first-in, first-out basis) or market value. All inventories expected to be placed in service during the Company’s normal operating cycle for the delivery and assembly of MRIdian systems, including items expected to be on hand for more than one year, are classified as current assets. The Company reduces the carrying value of its inventory for the difference between cost and net realizable value and records a charge to cost of product revenues for the amount required to reduce the carrying value of inventory to net realizable value. The Company recorded an inventory lower of cost and market adjustment of $4.6 million and $598 thousand during the years ended December 31, 2013 and 2014, respectively.

The Company records inventory items which have been paid for but not yet received and titles have not yet transferred to the Company as deposits on purchased inventory. Deposits on purchased inventory are included within current assets as the related inventory items are expected to be received and used in MRIdian systems within the Company’s normal operating cycle. The Company assesses the recoverability of deposits on purchased inventory based on credit assessments of the vendors and their history supplying these assets. At December 31, 2014, the Company did not have any instances whereby deposits for purchased inventory were written off or the purchased inventory was not delivered.

Shipping and Handling Costs

Shipping and handling costs for product shipments to customers are included in cost of product revenue. Shipping and handling costs incurred for inventory purchases are capitalized in inventory and expensed in cost of product revenue. These costs are not passed on to customers.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed over estimated useful lives, ranging from two to 15 years of the related assets using the straight-line method. Acquired software is recorded at cost. Amortization of acquired software generally occurs over three years using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the shorter of the useful life or term of the lease. Upon retirement or sale, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is recorded to general and administrative expense in the accompanying statements of operations. Routine expenditures for maintenance and repairs are expensed as incurred.

VIEWRAY INCORPORATED

Notes to Financial Statements

Depreciation and amortization periods for property and equipment are as follows:

Property and Equipment	Estimated Useful Life
Prototype	2 years
Machinery and equipment	5 – 15 years
Furniture and fixture	5 – 10 years
Software	3 years
Leasehold improvements	Lesser of estimated useful life or remaining lease term

Intangible Assets

The Company capitalizes the costs incurred in obtaining certain licenses. During the year ended December 31, 2013, the Company acquired a license to intellectual property associated with certain technology components incorporated into the Company’s systems for $500 thousand. The license cost is being amortized on a straight-line basis over its estimated useful life of three years.

Impairment of Long-Lived Assets

The Company reviews the recoverability of long-lived assets, including equipment, leasehold improvements, software and intangible assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on the ability to recover the carrying value of the assets from the expected future cash flows (undiscounted and without interest charge) of the related operations. If these cash flows are less than the carrying value of such assets, an impairment loss for the difference between the estimated fair value and carrying value is recorded. There was no impairment loss recognized during the years ended December 31, 2013 and 2014.

Deferred Offering Costs

The Company capitalizes qualified legal, accounting and other direct costs related to its efforts to raise capital through a public sale of its common stock in its planned IPO. These costs are recorded in deferred offering costs in the accompanying balance sheets and will be deferred until the completion of the IPO, at which time they will be reclassified to additional paid-in capital as a reduction of the IPO proceeds. If the Company terminates its plan for an IPO or significantly delays such plan, any deferred costs will be expensed at that time. At December 31, 2014, the Company capitalized $1.4 million of deferred IPO costs. No amounts were deferred as of December 31, 2013.

Comprehensive Loss

Comprehensive loss is the change in equity of a company during a period from transactions and other events and circumstances, excluding transactions resulting from investment owners and distribution to owners. For the periods presented, comprehensive loss did not differ from net loss.

Revenue Recognition

The Company derives revenue primarily from the sale of the systems and related services, which are predominantly sales of MRIdian, as well as support and maintenance services on purchased systems. In all sales arrangements, the Company recognizes revenues when there is persuasive evidence of an arrangement, the fee is fixed or determinable, collection of the fee is reasonably assured and delivery has occurred. For sales of MRIdian systems, the Company currently recognizes

VIEWRAY INCORPORATED

Notes to Financial Statements

product revenue upon receipt of customer acceptance. For sales of the related support and maintenance services, the Company recognizes service revenue on a straight-line basis over the service contract term, which is typically 12 months.

Multiple Elements

Based on the nature of the Company’s business, it frequently enters into sales arrangements with customers that contain multiple elements or deliverables. In situations where a deliverable in a multi-element arrangement has value to the customer on a stand-alone basis, the Company is required to allocate the fair value of the various elements based on the selling price of each element. The principal deliverables consist of (i) sale of MRIdian systems, which generally includes installation, site preparation and software, and (ii) product support, which includes extended service and maintenance.

The Company determines selling prices using vendor specific objective evidence, or VSOE, if it exists, or third party evidence, or TPE. If neither VSOE nor TPE exists for a deliverable, the Company uses best estimated selling price, or BESP. The Company allocates revenue to its multiple elements generally using the relative fair values as determined by BESP. The Company regularly reviews VSOE, TPE and BESP for all of its MRIdian systems and services.

Product Revenue

Product revenue is derived primarily from the sales of MRIdian. The system contains both software and non-software components that together deliver essential functionality. However, because MRIdian includes hardware products as well as software components that function together with the hardware components to deliver MRIdian’s essential functionality, the revenue from the sale of MRIdian systems does not fall within the scope of the software revenue recognition rules.

The related customer contracts currently call for on-site assembly of the system components and system integration. Once the system installation is completed, the Company performs a detailed demonstration with the customer showing that MRIdian meets the standard product specifications. After successful demonstration, the customer signs a document indicating customer acceptance. All contracts include customer deposits upon signing of the agreement with final payment generally due upon customer acceptance.

Revenue recognition for MRIdian systems generally occurs when the customer acknowledges that the system operates in accordance with standard product specifications, the customer accepts the installed unit and title and risk of loss are transferred to the customer.

Service Revenue

Service revenue is derived primarily from maintenance services. Service revenue is deferred and recognized ratably over the service period.

Grant Revenue

The Company receives payments for the achievement of certain milestones under government grants over a contractually defined period. These payments are nonrefundable. Government grants generally provide the Company with fixed payments and a contractually defined period. Grant revenues are recognized as milestones under the grant program are achieved and is earned through reimbursements for the qualifying expenses incurred by the Company.

The Company retains ownership and exclusive rights to all inventions made under these arrangements. Upon the completion of the Company’s government grants, no further obligations exist

VIEWRAY INCORPORATED

Notes to Financial Statements

under these arrangements. The Company retains the rights to commercialize the technology it developed under government grants without any royalty obligations.

Customer Deposits

Customer deposits represent payments received in advance of system installation. For domestic sales, advance payments received prior to customer acceptance are recorded as customer deposits. For international sales, advance payments are initially recorded as customer deposits and are subsequently reclassified to deferred revenue upon inventory shipment when the title and risk of loss of inventory items transferred to customers. All customer deposits, including those that are expected to be a deposit for more than one year, are classified as current liabilities based on consideration of the Company’s normal operating cycle (the time between acquisition of the inventory components and the final cash collection from customers on these inventory components) which is in excess of one year.

Deferred Revenue and Deferred Cost of Revenue

Deferred revenue consists of deferred product revenue and deferred service revenue. Deferred product revenue arises from timing differences between the fulfillment of other contract deliverables and satisfaction of all revenue recognition criteria consistent with the Company’s revenue recognition policy. Deferred service revenue results from the advance billing for services to be delivered over a period of time. Deferred revenues expected to be realized within one year are classified as current liabilities.

Deferred cost of revenue consists of cost for inventory items that have been shipped with title and risk of loss transferred to customer but the customer acceptance has not been received. Deferred cost of revenue is included as part of current assets as the corresponding deferred product revenue are expected to be realized within one year. The inventories recorded in deferred cost of revenue are also included in the inventory lower of cost or market analysis. At December 31, 2014, no reserve was required for deferred cost of revenue.

Research and Development Costs

Expenditures, including payroll, contractor expenses and supplies, for research and development of products and manufacturing processes are expensed as incurred.

Software development costs incurred subsequent to establishing technological feasibility are capitalized through the general release of MRIdian systems that contain the embedded software elements. Technological feasibility is demonstrated by the completion of a working model. The Company has not capitalized any software development costs at December 31, 2013 or 2014, since the costs incurred subsequent to achieving technological feasibility and completing the research and development for the software components were immaterial.

Stock-Based Compensation

The Company uses the Black-Scholes option-pricing model as the method for estimating the fair value of stock options. The Black-Scholes option-pricing model requires the use of highly subjective and complex assumptions that determine the fair value of share-based awards, including the options’ expected term and the price volatility of the underlying stock. The fair value of the portion of the award that is ultimately expected to vest is recognized as compensation expense over the awards’ requisite service periods in the statements of operations. The Company attributes the value of share-based compensation to expense using the straight-line method.

VIEWRAY INCORPORATED

Notes to Financial Statements

Medical Device Excise Tax

Medical Device Excise Tax, or MDET, Section 4191 of the Internal Revenue Code enacted by the Health Care and Education Reconciliation Act of 2010, in conjunction with the Patient Protection and Affordable Care Act, established a 2.3% excise tax on medical devices sold domestically beginning on January 1, 2013. The Company included the cost of MDET in cost of product revenue during the year ended December 31, 2014, net of amounts directly billed to the customer for this tax, if any.

Deferred Commissions

Deferred commissions are the direct and incremental costs directly associated with the MRIdian system contracts with customers, which primarily consist of sales commissions to our direct sales force. The commissions are deferred and expensed in proportion to the revenue recognized upon the acceptance of the MRIdian system. At December 31, 2014, the Company had $221 thousand deferred commissions recorded as part of prepaid expenses and other current assets on the balance sheet.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax expense or benefit is the result of changes in the deferred tax assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets where, based upon the available evidence, management concludes that it is more-likely-than not that the deferred tax assets will not be realized. Because of the uncertainty of the realization of the deferred tax assets, the Company has recorded a full valuation allowance against its net deferred tax assets.

In evaluating the ability to recover its deferred income tax assets, the Company considers all available positive and negative evidence, including its operating results, ongoing tax planning and forecasts of future taxable income on a jurisdiction-by-jurisdiction basis. In the event the Company was to determine that it would be able to realize its deferred income tax assets in the future in excess of their net recorded amount, it would make an adjustment to the valuation allowance which would reduce the provision for income taxes.

Reserves are provided for tax benefits for which realization is uncertain. Such benefits are only recognized when the underlying tax position is considered more likely than not to be sustained on examination by a taxing authority, assuming they possess full knowledge of the position and facts. It is the Company’s policy to include any penalties and interest related to income taxes in its income tax provision; however, the Company currently has no penalties or interest related to income taxes. The earliest year that the Company is subject to examination is the year ended December 31, 2004.

Convertible Preferred Stock Warrant Liability

The Company’s warrant to purchase convertible preferred stock is classified as a liability on the balance sheets at fair value upon issuance because the warrant is exercisable for contingently redeemable preferred stock which is classified outside of stockholders’ deficit. The warrant is subject to re-measurement to fair value at each balance sheet date, and any change in fair value is recognized in the statements of operations as other income (expense), net. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrant, the

VIEWRAY INCORPORATED

Notes to Financial Statements

conversion of the underlying shares of convertible preferred stock or the completion of a liquidation event or the completion of an IPO. Upon the exercise, expiration or the completion of the liquidation event, the related warrant liability will be reclassified to additional paid-in capital.

Accrued Purchase Commitments

The Company has certain non-cancellable purchase commitments from outstanding purchase orders related to the manufacture of MRIdian systems. As part of the inventory lower of cost and market adjustment charged to cost of product revenue, the Company accrued the total purchase commitments of $1.5 million at December 31, 2013 as it relates to the determination of the total cost to complete a MRIdian system. The accrued purchase commitments are recorded as part of accrued liabilities in the accompanying balance sheets as the Company expects to receive the inventory within its normal operating cycle.

The Company did not have any outstanding non-cancellable purchase commitments at December 31, 2014.

Segment and Geographic Information

The Company has one business activity, which is radiation therapy technology combined with magnetic resonance imaging, and operates in one reportable segment. The Company’s chief operating decision-maker, its chief executive officer, reviews its operating results on an aggregate basis for purposes of allocating resources and evaluating financial performance. Also, the Company does not have segment managers as the Company manages its operations as a single operating segment, and all of the Company’s revenues have been derived from customers located in the United States for the years ended December 31, 2013 and 2014. At December 31, 2013 and 2014, all long-lived assets are located in the United States.

Net Loss per Share

The Company’s basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period. The net loss attributable to common stockholders was not allocated to the convertible preferred stock under the two-class method as the convertible preferred stock do not have a contractual obligation to share in the net loss attributable to common stockholders. The diluted net loss per share attributable to common stockholders is computed by giving effect to all potential common stock equivalents outstanding for the period determined using the treasury stock method. For purposes of this calculation, convertible preferred stock, stock options and a warrant to purchase convertible preferred stock are considered to be common stock equivalents but have been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect is anti-dilutive.

Unaudited Pro Forma Net Loss per Share

In contemplation of an IPO, the Company has presented the unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2013 and 2014, which has been computed to give effect to (i) the assumed conversion of the convertible preferred stock into shares of common stock as if the conversion had occurred as of the beginning of the period, or at time of issuance, if later; and (ii) the reclassification of the convertible preferred stock warrant liability to additional paid-in capital upon conversion of this warrant into a common stock

VIEWRAY INCORPORATED

Notes to Financial Statements

warrant. The pro forma net loss per share does not include proceeds to be received from the assumed IPO nor does it include shares expected to be sold in the IPO.

Recent Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board, or FASB, issued authoritative guidance that addresses the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss or a tax credit carryforward exists. This new standard requires the netting of unrecognized tax benefits, or UTBs, against a deferred tax asset for a loss or other carryforward that would apply in settlement of the uncertain tax positions. UTBs will be netted against all available same-jurisdiction loss or other tax carryforwards that would be utilized, rather than only against carryforwards that are created by the UTBs. This new guidance is effective for the Company beginning January 1, 2014, with early adoption permitted. The Company adopted this guidance in 2014 and it did not have a material impact on the Company’s financial statements.

In May 2014, the FASB issued an update to supersede nearly all existing revenue recognition guidance under GAAP. This new standard requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The new guidance is effective for the Company on January 1, 2017. Early adoption is not permitted. The new standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the effect that the new guidance will have on its financial statements and related disclosures. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

In June 2014, the FASB issued an amendment to eliminate the accounting and reporting differences in GAAP between development stage entities and other operating entities, including the presentation of inception-to-date financial statement information and the development stage entity financial statement label. The amendment also clarified that the guidance related to Risks and Uncertainties is applicable to entities that have not commenced planned principal operations. These changes will provide more consistent consolidation analysis and decisions among reporting entities. While these amendments are retrospectively effective for annual reporting periods beginning after December 15, 2014, early adoption is permitted for any annual reporting period or interim period for which the entity’s financial statements have not yet been issued. The Company elected early adoption in the year ended December 31, 2013. The Company’s adoption of this standard did not have a significant impact on its financial position, results of operations or cash flows.

In August 2014, the FASB issued an explicit requirement for management to assess if there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures in certain circumstances. In connection with each annual and interim period, management must assess if there is substantial doubt about an entity’s ability to continue as a going concern within one year after the financial statement issuance date. Disclosures are required if conditions give rise to substantial doubt. The new standard is effective for all entities in the first annual period ending after December 15, 2016. The Company has not elected to early adopt this accounting pronouncement.

VIEWRAY INCORPORATED

Notes to Financial Statements

3.  BALANCE SHEET COMPONENTS

Property and Equipment

Property and equipment consist of the following (in thousands):

	December 31,
	2013	2014
Prototype	$6,053	$6,342
Machine and equipment	2,714	4,214
Leasehold improvements	1,154	1,270
Furniture and fixtures	232	263
Software	595	647

Property and equipment, gross	10,748	12,736
Less: accumulated depreciation and amortization	(8,962)	(9,805)

Property and equipment, net	$1,786	$2,931

Depreciation and amortization expense related to property and equipment was $1.1 million and $853 thousand during the years ended December 31, 2013 and 2014, respectively.

Intangible Assets

Intangible assets consist of the following (in thousands):

	December 31,
	2013	2014
Intangible assets—license cost	$500	$500
Accumulated amortization	(69)	(236)

Intangible assets, net	$431	$264

Intangible asset amortization was $69 thousand and $167 thousand during the years ended December 31, 2013 and 2014, respectively.

The estimated future amortization expense of purchased intangible assets at December 31, 2014 was as follows (in thousands):

Year Ending December 31,	Estimated Future Amortization Expense
2015	$167
2016	97

Total	$264

VIEWRAY INCORPORATED

Notes to Financial Statements

Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	December 31,
	2013	2014
Accrued payroll and related benefits	$1,233	$1,652
Accrued non-cancellable purchase commitments	1,502	–
Accrued accounts payable	517	946
Sales tax and medical device excise tax payable	98	499
Accrued legal and accounting	84	901
Accrued interest	78	142
Other	536	296

Total accrued liabilities	$4,048	$4,436

Deferred Revenue

Deferred revenue consists of the following (in thousands):

	December 31,
	2013	2014
Deferred revenue:
Products	$286	$6,919
Service	267	442

Total deferred revenue	553	7,361
Less: current portion of deferred revenue	(425)	(7,361)

Noncurrent portion of deferred revenue	$128	$–

4.  FAIR VALUE FINANCIAL MEASUREMENTS

Assets and liabilities recorded at fair value on a recurring basis in the balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

VIEWRAY INCORPORATED

Notes to Financial Statements

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The assets’ or liabilities’ fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company’s financial instruments that are carried at fair value consist of Level 1 assets and Level 3 liabilities. Level 1 assets include highly liquid bank deposits and money market funds, which were not material at December 31, 2013 or 2014. Level 3 liabilities consist of the convertible preferred stock warrant liability. The convertible preferred stock warrant liability was valued using the Black-Scholes option-pricing model. Generally, increases (decreases) in the fair value of the underlying stock and estimated term would result in a directionally similar impact to the fair value of the warrant (see Note 13).

The convertible preferred stock warrant was issued in December 2013 and, therefore, was outstanding at December 31, 2013 and 2014. The following table sets forth the fair value of the Company’s financial liabilities by level within the fair value hierarchy (in thousands):

	December 31, 2013
	Fair Value	Level 1	Level 2	Level 3
Convertible preferred stock warrant liability	$158	$–	$–	$158

	December 31, 2014
	Fair Value	Level 1	Level 2	Level 3
Convertible preferred stock warrant liability	$138	$–	$–	$138

The following table sets forth a summary of the changes in the fair value of the Company’s Level 3 financial liabilities (in thousands):

	Year Ended December 31,
	2013	2014
Fair value, beginning of period	$–	$158
Issuance of convertible preferred stock warrant	158	–
Change in fair value of Level 3 financial liabilities	–	(20)

Fair value, end of period	$158	$138

The gains and losses from re-measurement of Level 3 financial liabilities are recorded as part of other income (expense), net in the statements of operations.

5.  DEBT

Notes Payable

On December 15, 2008, the Company entered into an agreement with the county redevelopment fund in the State of Ohio for a loan of up to $800 thousand to fund the renovation of the Company’s

VIEWRAY INCORPORATED

Notes to Financial Statements

Ohio headquarters. The loan, which bore interest at 6% annually through the maturity date of December 31, 2009, is secured by the Company’s leasehold improvements. Under the terms of the loan agreement, the lender may forgive $240 thousand if the Company meets certain permanent job creation requirements within the State of Ohio. In July 2010, $560 thousand of principal and accrued interest through the loan maturity date were repaid. At December 31, 2013 and 2014, the Company had not met the permanent job creation requirements and as such the $240 thousand was not forgiven and remains a current liability. The notes payable of $240 thousand are due and demandable at any time and do not bear interest.

Term Loan

In December 2013, the Company entered into a Loan and Security Agreement, or the Term Loan, with Hercules Technology Growth Capital, Inc. and Hercules Technology III, L.P., or together, Hercules, for $15.0 million that was outstanding at December 31, 2013 and 2014. Borrowings under the Term Loan bear cash interest at the greater of the annual prime rate plus 7.0% or 10.25%, which was 10.25% at December 31, 2013 and 2014. In addition, borrowings under the Term Loan bear deferred payment in-kind interest at 1.5% per annum. Interest only payments began in January 2014, with monthly principal and interest payments beginning on January 1, 2015 and the entire balance of the Term Loan are to be paid in full by the June 1, 2017 maturity date. The Term Loan is subject to a prepayment penalty of 5% on the outstanding balance during the first 12 months following the funding of the Term Loan and 1% on the outstanding balance thereafter until maturity. The Term Loan was issued at a discount of $466 thousand, which will be amortized to interest expense during the life of the Term Loan using the effective interest method. The discount included the fair value of a convertible preferred stock warrant that was issued with the Term Loan, as discussed in the following paragraph, and the related transaction costs. The Term Loan is collateralized by essentially all the Company’s assets and limits the Company’s ability with respect to additional indebtedness, investments or dividends, among other things, subject to customary exceptions.

In connection with the issuance of the Term Loan, the Company entered into a Warrant Agreement with Hercules to issue a fully vested and exercisable warrant to purchase 43,103 shares of Series C convertible preferred stock with an exercise price of $17.40 per share. The warrant is exercisable any time before the later of 10 years from issuance or five years after an IPO. The warrant will be automatically exercised immediately prior to expiration if the fair market value of one share of Series C convertible preferred stock is greater than the exercise price at the time of expiration. The warrant provides for anti-dilution rights on the Series C convertible preferred stock, which includes one-time down-round protection. The fair value of the warrant upon issuance of $158 thousand was recorded as convertible preferred stock warrant liability and a discount to the carrying value of the Term Loan. The fair value of the warrant at the time of issuance was estimated using the Black-Scholes option-pricing model with the following assumptions: expected term of two years, expected volatility of 30%, risk-free interest rate of 0.4% and expected dividend yield of 0%. See Note 12 for assumptions used to estimate the fair value of convertible preferred stock warrant liability at December 31, 2013 and 2014.

VIEWRAY INCORPORATED

Notes to Financial Statements

The Company’s scheduled future payments on the Term Loan at December 31, 2013 are as follows (in thousands):

Year Ending December 31,
2015	$6,827
2016	6,827
2017	4,118

Total future payments	17,772
Less: amount representing interest	(2,772)

Total principal amount	15,000
Less: unamortized debt discount	(358)

Carrying value of long-term debt	14,642
Less: current portion	(5,493)

Long-term portion	$9,149

2014 Convertible Promissory Notes

In August 2014, the Company entered into a Convertible Promissory Note Agreement, or the Convertible Note Agreement, with a majority of its current investors to sell convertible promissory notes in an aggregate principal amount of $10.0 million with the option to raise an additional $1.5 million, or 2014 Notes. The Company received gross proceeds of $3.9 million in August 2014 and $6.1 million in November 2014 under the Convertible Note Agreement. The 2014 Notes carried a simple interest rate of 8% per annum and were subordinated in right of payment to all of the Company’s other indebtedness. The 2014 Notes were to mature in November 2015 unless previously converted. The Convertible Note Agreement provided for the conversion of the 2014 Notes at the option of the majority investors, and at any time, into shares of Series C convertible preferred stock at the then applicable conversion price. In December 2014, the holders of the 2014 Notes opted to convert the outstanding principal and accrued interest of $10.2 million into 584,675 shares of Series C convertible preferred stock at a price of $17.40 per share in accordance with the terms of the Convertible Note Agreement. As of December 31, 2014, the 2014 Notes are no longer outstanding. In addition, the option to raise an additional $1.5 million under the Convertible Note Agreement expired unexercised in December 2014 and no more 2014 Notes will be issued under this agreement.

6.  COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases office space in Oakwood Village, Ohio and Mountain View, California under non-cancellable operating leases. At December 31, 2014, the future minimum payments for the operating leases are as follows (in thousands):

At December 31, 2014	Operating Leases
2015	$1,086
2016	1,113
2017	1,106
2018	963
2019 and thereafter	823

Total future minimum payments	$5,091

VIEWRAY INCORPORATED

Notes to Financial Statements

Rent expense incurred under operating leases was $308 thousand and $683 thousand during the years ended December 31, 2013 and 2014, respectively.

Contingencies

The Company is subject to claims and assessments from time to time in the ordinary course of business. The Company records a provision for a liability when it believes that it is both probable that a liability has been incurred and the amount can be reasonably estimated. Significant judgment is required to determine both probability and the estimated amount.

In the normal course of business, the Company may become involved in legal proceedings. The Company will accrue a liability for such matters when it is probable that a liability has been incurred and the amount can be reasonably estimated. When only a range of possible loss can be established, the most probable amount in the range is accrued. If no amount within this range is a better estimate than any other amount within the range, the minimum amount in the range is accrued. The accrual for a litigation loss contingency might include, for example, estimates of potential damages, outside legal fees and other directly related costs expected to be incurred. At December 31, 2014, the Company was not involved in any material legal proceedings.

Purchase Commitments

At December 31, 2014, the Company had no outstanding firm purchase commitments.

7.  LICENSING AGREEMENT

In December 2004, the Company entered into a licensing agreement with the University of Florida Research Foundation, Inc., or UFRF, whereby UFRF granted the Company a worldwide exclusive license to certain of UFRF’s patents in exchange for 82,017 shares of common stock and a royalty from sales of products developed and sold by the Company utilizing the licensed patents. The Company was obligated to meet certain product development and commercialization milestones by various dates through December 31, 2014. The significant milestones met prior to December 31, 2013 included: (i) completion of a business plan and Small Business Technology Transfer grant application; (ii) securing a minimum of $20.0 million venture financing; (iii) successful relocation and build out of Company headquarters; (iv) receipt of the first magnet from an OEM partner; (v) hiring of a chief executive officer with industry experience in developing and commercializing similar products; and (vi) filing for FDA approval. The final milestone, which required the Company to recognize the first commercial sale of the MRIdian system to retail customers by December 31, 2014, was met during the year ended December 31, 2013. If these milestones had not been accomplished, UFRF would have had the right to terminate the licensing agreement. Royalty payments are based on 1% of net sales, defined as the amount collected on sales of licensed products and/or licensed processes after deducting trade and/or quantity discounts, credits on returns and allowances, outbound transportation costs paid and sales tax. Minimum quarterly royalty payments of $50 thousand commenced with the quarter ended March 31, 2014 and are payable in advance. Minimum royalties paid in any calendar year will be credited against earned royalties for such calendar year. The royalty payments continue until the earlier of (i) the date that no licensed patents remain enforceable or (ii) the payment of earned royalties, once begun in 2014, cease for more than four consecutive calendars quarters. Royalty expenses based on 1% of net sales were $26 thousand and $137 thousand during the years ended December 31, 2013 and 2014, respectively, and were recorded as product cost of revenue in the accompanying statements of operations. The minimum rolyalty payments in excess of 1% of net sales were nil and $63 thousand during the years ended December 31, 2013 and 2014, respectively, and were recorded as general and administrative expenses in the accompanying statements of operations.

VIEWRAY INCORPORATED

Notes to Financial Statements

8.  GRANT REVENUE

In April 2009, the Company and other collaborators were awarded a grant from the State of Ohio of up to $5.0 million in total support pursuant to the Third Frontier Biomedical Research Commercialization Program. The Company’s portion of this grant is $2.8 million. Consistent with the grant agreement, the funds become due to the Company upon written request to the grantor subsequent to the achievement of milestone and qualifying expenditures being incurred. The terms of the grant obligate the Company to develop and commercialize MRIdian primarily at its headquarters in the State of Ohio, to raise certain amounts of new equity investment and to incur certain levels of expenditures to develop and market MRIdian. The grant revenue from this arrangement was recognized as these milestones were achieved during the years ended December 31, 2012 and 2013, before the arrangement expired in April 2013.

9.  DISTRIBUTION AGREEMENT

In December 2014, the Company entered into a distribution agreement with ltochu Corporation, or ltochu, a Japanese entity, pursuant to which the Company appointed ltochu as its exclusive distributor for the sale and delivery of the Company’s MRIdian products within Japan. In consideration of the exclusive distribution rights granted, ltochu agreed to pay a distribution fee of $4.0 million in three installments: (i) the first installment of $1.0 million was due upon execution of the distribution agreement; (ii) the second installment of $1.0 million is due within 10 business days following submission of the application for regulatory approval of the Company’s product to the Japan regulatory authority; and (iii) the final installment of $2.0 million is due within 10 business days following receipt of approval for the Company’s product from the Japan regulatory authority. The distribution fee paid by ltochu is refundable if the Company fails to obtain the approval from the Japan regulatory authority before December 31, 2017. The first installment of $1.0 million was received in December 2014 and was recorded as customer deposits in the accompanying balance sheets at December 31, 2014.

The exclusive distribution agreement has an initial term of 10 years, and contains features customary in such distribution agreements. Under this distribution agreement, the Company will supply its products and services to ltochu based upon the Company’s then-current pricing. In conjunction with the distribution agreement, Itochu also purchased $5.2 million of Series C convertible preferred stock in December 2014 at a price of $17.40 per share and became a stockholder of the Company (see Note 11).

10.  COMMON STOCK RESERVED FOR ISSUANCE

The common stock reserved for future issuance at December 31, 2013 and 2014 was as follows:

	December 31,
	2013	2014
Conversion of outstanding convertible preferred stock	8,415,586	9,295,788
Shares underlying outstanding stock options	915,502	1,428,099
Shares available for future stock option grants	621,315	99,198
Warrant to purchase convertible preferred stock	43,103	43,103

Total shares of common stock reserved	9,995,506	10,866,188

11.  CONVERTIBLE PREFERRED STOCK

In February 2013, the Company raised $5.0 million through the sale and issuance of 330,608 shares of Series D-1 convertible preferred stock for $15.12 per share.

VIEWRAY INCORPORATED

Notes to Financial Statements

Recapitalization

In May and June 2013, the Company effected a recapitalization in connection with a Series D-2 convertible preferred stock financing, or the Series D-2 Offering. The Series D-2 Offering consisted of (i) the sale and issuance of 1,013,045 shares of Series D-2 convertible preferred stock for $15.3 million, or $15.12 per share, and (ii) the issuance of 1,074,429 shares of Series D-2 convertible preferred stock to participating investors in exchange for all then-outstanding dividends accrued on shares of Series B-1, Series C and Series D-1 convertible preferred stock at an exchange rate equal to the sales price of the Series D-2 Offering of $15.12 per share. Non-participating holders of 494,275 shares of Series C convertible preferred stock received 49,429 shares of common stock, on a 10:1 basis, in exchange for these shares and accrued dividends of $1.4 million, or the Non-participating Exchange. At the closing of the Series D-2 Offering, all then-outstanding shares of Senior Convertible Preferred Stock (defined as all outstanding shares of Series B-1, Series C, Series D-1 and Series D-2 convertible preferred stock) were exchanged for an equal number of newly-issued shares of Series B convertible preferred stock, or the Participating Exchange, containing substantially similar rights to those contained in the Senior Convertible Preferred Stock except that (i) rights to dividends are no longer cumulative and therefore dividends accrue to holders of Series B convertible preferred stock only when declared and (ii) the liquidation preference for the prior shares of Series B-1 convertible preferred stock was increased. All shares of Senior Convertible Preferred Stock were surrendered and cancelled after the recapitalization.

The recapitalization was accounted for as an extinguishment of the Senior Convertible Preferred Stock which resulted in the following:

■	For the Non-participating Exchange, the Company recognized a gain on extinguishment of Series C convertible preferred stock in the amount $8.8 million as the difference between the carrying value of the securities surrendered (i.e., carrying value of non-participating Series C convertible preferred stock and the related accrued dividends) and the fair value of the common stock issued in exchange. The $8.8 million gain was a deemed capital contribution to the holders of the common stock that was recognized as a decrease to net loss attributable to common stockholders and a decrease to accumulated deficit.

■	For the Participating Exchange, the Company recognized a charge on extinguishment of participating Senior Convertible Preferred Stock as the difference between the carrying value of the securities surrendered (i.e., carrying value of the participating Senior Convertible Preferred Stock) and the fair value of the Series B convertible preferred stock issued in exchange. The $6.9 million charge was a deemed dividend that was recognized as an increase to net loss attributable to common stockholders and an increase to accumulated deficit.

In November 2013, the Company raised $15.0 million through the sale and issuance of 862,064 shares of Series C convertible preferred stock for $17.40 per share.

In December 2014, the Company issued 880,657 shares of Series C convertible preferred stock, consisting of (i) the issuance of 295,982 shares for $5.2 million, or $17,40 per share, to Itochu in conjunction with the distribution agreement, and (ii) the issuance of 584,675 shares upon conversion of the outstanding principal and accrued interest of the 2014 Notes (see Note 5).

VIEWRAY INCORPORATED

Notes to Financial Statements

The changes in the shares of convertible preferred stock and common stock during the years ended December 31, 2013 and 2014 were as follows:

	Series A Convertible Preferred Stock	Extinguished Series B-1 Convertible Preferred Stock	Extinguished Series C Convertible Preferred Stock	Extinguished Series D-1 Convertible Preferred Stock	Extinguished Series D-2 Convertible Preferred Stock	New Series B Convertible Preferred Stock	New Series C Convertible Preferred Stock	Total Convertible Preferred Stock	Common Stock
Balance at December 31, 2012	54,951	2,124,775	3,061,695	388,294	–	–	–	5,629,715	245,467
Issuance of Series D-1 convertible preferred stock	–	–	–	330,608	–	–	–	330,608	–
Issuance of Series D-2 convertible preferred stock	–	–	–	–	1,013,045	–	–	1,013,045	–
Conversion of Series C convertible preferred stock and related dividends into common stock and deemed capital contribution	–	–	(494,275)	–	–	–	–	(494,275)	49,429
Conversion of accrued dividends into Series D-2 convertible preferred stock	–	–	–	–	1,074,429	–	–	1,074,429	–
Extinguishment of Series B-1, Series C, Series D-1 and Series D-2 convertible preferred stock	–	(2,124,775)	(2,567,420)	(718,902)	(2,087,474)	–	–	(7,498,571)	–
Exchange of new Series B convertible preferred stock and deemed dividend	–	–	–	–	–	7,498,571	–	7,498,571	–
Issuance of new Series C convertible preferred stock	–	–	–	–	–	–	862,064	862,064	–
Issuance of common stock from option exercises	–	–	–	–	–	–	–	–	492

Balance at December 31, 2013	54,951	–	–	–	–	7,498,571	862,064	8,415,586	295,388
Repurchase of Series A convertible preferred stock and deemed capital contribution	(455)	–	–	–	–	–	–	(455)	–
Issuance of Series C convertible preferred stock	–	–	–	–	–	–	295,982	295,982	–
Conversion of convertible promissory notes into Series C convertible preferred stock	–	–	–	–	–	–	584,675	584,675	–
Issuance of common stock from option exercises	–	–	–	–	–	–	–	–	9,520

Balance at December 31, 2014	54,496	–	–	–	–	7,498,571	1,742,721	9,295,788	304,908

Prior to the completion of the recapitalization in June 2013, the rights, privileges and preferences of Series A, Series B-1, Series C and Series D-1 convertible preferred stock were as follows:

VIEWRAY INCORPORATED

Notes to Financial Statements

Voting Rights

Each share of Series A, Series B-1, Series C and Series D-1 convertible preferred stock was entitled to voting rights equal to the number of shares of common stock into which each share could be converted. The shares possessed contain certain customary rights and protective provisions including anti-dilution protection, pre-emptive and protective rights in the event of future issuances of equity securities by the Company, rights to limit the ability of the Company to incur indebtedness without prior approval of a majority of the Series D-1 convertible preferred stock holders, registration rights in the event of a public offering of the Company’s common stock, right of first refusal and co-sale rights in the event of certain transfers of shares by or among shareholders, the ability of a majority of holders of convertible preferred stock to require the tender of all shares in the event of a sale of the Company and information rights.

The Company’s board of directors should consist of 11 members. The holders of Series A, voting as a separate class, are entitled to elect one member of the board of directors. The holders of Series B-1, voting as a separate class, are entitled to elect seven members of the board of directors. The holders of Series C, voting as a separate class, are entitled to elect one member of the board of directors. The holders of common stock, voting as a separate class, are entitled to elect two members of the board of directors.

Conversion Rights

Each share of Series A, Series B-1, Series C and Series D-1 convertible preferred stock was convertible by any holder at any time into common stock. The conversion rate was determined by dividing the purchase price applicable to such shares of convertible preferred stock ($11.89 for Series A and Series B-1 and $15.12 for Series C and Series D-1 convertible preferred stock) by the conversion price ($11.89 for Series A and Series B-1 and $15.12 for Series C and Series D-1 convertible preferred stock). Conversion of such shares was automatic upon the closing of an underwritten public offering with proceeds equal to or exceeding $45.371 per share, and in which the net proceeds received by the Company equal or exceed $50.0 million or the affirmative vote of holders of shares of convertible preferred stock representing at least a majority of the voting power of the then outstanding shares of Series A, Series B-1, Series C and Series D-1 convertible preferred stock, voting together as a single class.

Adjustment of Conversion Price for Qualifying Dilutive Issuances

In the event the Company issued additional shares of common stock after the Series D-1 convertible preferred stock original issue date without consideration or for a consideration per share less than the conversion price in effect immediately prior to such issuance, then and in each such event the conversion price would have been reduced to a price equal to such conversion price multiplied by the following fraction:

■	the numerator of which is equal to the sum of (i) the product of the number of shares of common stock outstanding or deemed to be outstanding immediately prior to such issuance and the conversion price in effect immediately prior to such issuance) and (ii) the product of the number of additional shares of common stock so issued and the average price per share received by the Company for the additional shares of common stock so issued); and

■	the denominator of which is equal to the number of shares of common stock outstanding or deemed to be outstanding immediately prior to such issuance plus the number of additional shares of common stock so issued.

VIEWRAY INCORPORATED

Notes to Financial Statements

Dividends

Holders of Series B-1, Series C and Series D-1 convertible preferred stock, in preference to the holders of Series A convertible preferred stock and common stock, were entitled to receive cash dividends at the per annum rate of 8% of the convertible preferred stock purchase price. Such payments were to be paid in order of preference (Series D-1, Series C, Series B-1 convertible preferred stock). Dividends were cumulative from the date of issuance of the respective convertible preferred stock until paid. Holders of Series B-1 convertible preferred stock were entitled to receive, when, as and if declared by the board of directors, cash dividends at the per annum rate of 8% of the Series B-1 convertible preferred stock original issue price of $11.89 per share and such dividend was cumulative. Holders of Series C and Series D-1 convertible preferred stock were entitled to receive, when, as and if declared by the board of directors, cash dividends at the per annum rate of 8% of the Series C and Series D-1 convertible preferred stock original issue price of $15.12 per share and such dividend was cumulative.

So long as 20% of the Series D-1 convertible preferred stock remained outstanding, the Company would not pay or declare any dividend on shares other than Series D-1 convertible preferred stock without the consent of the Series D-1 convertible preferred stockholders. In the event dividends were paid on any share of common stock, the Company would have paid an additional dividend on all outstanding shares of Series A, Series B-1, Series C and Series D-1 convertible preferred stock in a per share amount equal (on an as-if-converted-to-common-stock-basis) to the amount paid or set aside for each share of common stock.

Liquidation Preferences

Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or a corporate organization, the holders of Series B-1, Series C and Series D-1 convertible preferred stock were entitled to be paid out of Company assets before any payment was to be made to the holders of Series A convertible preferred stock and common stock. Holders of Series A convertible preferred stock were entitled to be paid out of any remaining assets in the event of a liquidation event before any payment was to be made to the holders of common stock. Upon the completion of distributions required to satisfy the convertible preferred stock liquidation preferences, any remaining assets were to be distributed pro rata among the holders of convertible preferred stock and common stock, treating all convertible preferred stock as if it were converted to common stock.

The Series C and D-1 convertible preferred stock liquidation preference was equal to the sum of $15.12 per share plus any accrued but unpaid dividends, whether or not declared and any declared but unpaid dividends on such shares. The Series B-1 convertible preferred stock liquidation preference was equal to the sum of $11.89 per share plus any declared but unpaid dividends on such shares. The Series A convertible preferred stock liquidation preference was $55.10 per share plus any declared but unpaid dividends on such shares. The liquidation preference of the convertible preferred stock was subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other recapitalization affecting such shares.

Redemption

The Series A, Series B-1, Series C and Series D-1 convertible preferred stock was not redeemable at the option of the holder. The convertible preferred stock was classified outside of stockholders’ deficit because, in the event of certain “liquidation events” that are not solely within the Company’s control (including a dissolution, change of control, acquisition, asset sale or winding up of the Company), the shares would become redeemable at the option of the holders. The Company did not

VIEWRAY INCORPORATED

Notes to Financial Statements

adjust the carrying values of the convertible preferred stock to the deemed liquidation values of such shares since a liquidation event was not probable at any of the balance sheet dates. Subsequent adjustments to increase or decrease the carrying values to the ultimate liquidation values will be made only if and when it becomes probable that such a liquidation event will occur.

Convertible preferred stock at December 31, 2013 and 2014 consisted of the following (in thousands, except share data):

	December 31, 2013
	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference	Net Carrying Value
Series A	398,500	54,951	$3,029	$3,028
Series B	60,500,000	7,498,571	113,405	112,080
Series C	6,562,497	862,064	15,000	14,929

Total	67,460,997	8,415,586	$131,434	$130,037

	December 31, 2014
	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference	Net Carrying Value
Series A	398,500	54,496	$3,004	$3,003
Series B	60,500,000	7,498,571	113,405	112,080
Series C	13,562,497	1,742,721	30,323	30,027

Total	74,460,997	9,295,788	$146,732	$145,110

At December 31, 2013 and 2014, the rights, privileges and preferences of Series A, Series B and Series C convertible preferred stock (collectively, convertible preferred stock) are as follows:

Voting Rights

Each share of convertible preferred stock is entitled to voting rights equal to the number of shares of common stock into which each share can be converted.

The convertible preferred stock terms contain certain customary rights and protective provisions including anti-dilution protection, pre-emptive and protective rights in the event of future issuances of equity securities by the Company, rights to limit the ability of the Company to incur indebtedness without prior approval of a majority of the convertible preferred stock holders, registration rights in the event of a public offering of the Company’s common stock, right of first refusal and co-sale rights in the event of certain transfers of shares by or among shareholders, the ability of a majority of holders of convertible preferred stock to require the tender of all shares in the event of a sale of the Company and information rights.

The Company’s board of directors consists of 10 members. The holders of Series A convertible preferred stock, voting as a separate class, are entitled to elect one member of the board of directors. The holders of Series B convertible preferred stock, voting as a separate class, are entitled to elect eight members of the board of directors. The holders of Series C convertible preferred stock, voting as a separate class, are entitled to elect one member of the board of directors. The holders of common stock, voting as a separate class, are entitled to elect two member of the board of directors.

VIEWRAY INCORPORATED

Notes to Financial Statements

Conversion Rights

Each share of convertible preferred stock is convertible by any holder at any time into common stock. The conversion rate is determined by dividing the purchase price applicable to such shares of convertible preferred stock ($11.89 for Series A, $15.12 for Series B and $17.40 for Series C convertible preferred stock) by the conversion price ($11.89 for Series A, $15.12 for Series B and $17.40 for Series C convertible preferred stock). Conversion of convertible preferred stock is automatic upon the closing of an underwritten public offering with proceeds equal to or exceeding $52.20 per share, and in which the net proceeds received by the Company equal or exceed $50.0 million or the affirmative vote of holders of shares of convertible preferred stock representing at least a majority of the voting power of the then outstanding shares of Series A, Series B and Series C convertible preferred stock, voting together as a single class.

Adjustment of Conversion Price for Qualifying Dilutive Issuances

In the event the Company issues additional shares of common stock after the Series C convertible preferred stock original issue date without consideration or for a consideration per share less than the conversion price in effect immediately prior to such issuance, then and in each such event the conversion price will be reduced to a price equal to such conversion price multiplied by the following fraction:

■	the numerator of which is equal to the sum of (i) the product of the number of shares of common stock outstanding or deemed to be outstanding immediately prior to such issuance and the conversion price in effect immediately prior to such issuance) and (ii) the product of the number of additional shares of common stock so issued and the average price per share received by the Company for the additional shares of common stock so issued); and

■	the denominator of which is equal to the number of shares of common stock outstanding or deemed to be outstanding immediately prior to such issuance plus the number of additional shares of common stock so issued.

Dividends

Holders of Series B and Series C convertible preferred stock, in preference to the holders of Series A convertible preferred stock and common stock, are entitled to receive, when, as and if declared by the board of directors, cash dividends at the per annum rate of 8% of the convertible preferred stock purchase price and such dividend is noncumulative. Holders of Series B convertible preferred stock are entitled to receive, when, as and if declared by the board of directors, cash dividends at the per annum rate of 8% of the Series B convertible preferred stock original issue price of $15.12 per share. Holders of Series C convertible preferred stock are entitled to receive, when, as and if declared by the board of directors, cash dividends at the per annum rate of 8% of the Series C convertible preferred stock original issue price of $17.40 per share and such dividend is noncumulative.

So long as any senior shares of convertible preferred stock are outstanding, the Company will not pay or declare any dividend on Series A convertible preferred stock or common stock until all dividends on the Series B and Series C convertible preferred stock have been declared and paid. In the event dividends are paid on any share of Series A convertible preferred stock or common stock, the Company will pay an additional dividend on all outstanding shares of convertible preferred stock in a per share amount equal (on an as-if-converted-to-common-stock-basis) to the amount paid or set aside for each share of common stock.

VIEWRAY INCORPORATED

Notes to Financial Statements

Liquidation Preferences

Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or corporate reorganization, holders of Series B and Series C convertible preferred stock are entitled to be paid out of Company assets before any payment will be made to the holders of Series A convertible preferred stock and common stock. Holders of Series A convertible preferred stock are entitled to be paid out of any remaining assets in the event of a liquidation event before any payment will be made to the holders of common stock. Upon the completion of distributions required to satisfy the convertible preferred stock liquidation preferences, any remaining assets will be distributed pro rata among the holders of convertible preferred stock and common stock, treating all convertible preferred stock as if it were converted to common stock.

The Series C convertible preferred stock liquidation preference is equal to the sum of $17.40 per share plus any declared but unpaid dividends on such shares. The Series B convertible preferred stock liquidation preference is equal to the sum of $15.12 per share plus any declared but unpaid dividends on such shares. The Series A convertible preferred stock liquidation preference is $55.10 per share plus any declared but unpaid dividends on such shares. The liquidation preference of the convertible preferred stock is subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other recapitalization affecting such shares.

Redemption

The convertible preferred stock is not redeemable at the option of the holder. The convertible preferred stock was classified outside of stockholders’ deficit because, in the event of certain “liquidation events” that are not solely within the Company’s control (including a dissolution, change of control, acquisition, asset sale or winding up of the Company), the shares would become redeemable at the option of the holders. The Company did not adjust the carrying values of the convertible preferred stock to the deemed liquidation values of such shares since a liquidation event was not probable at any of the balance sheet dates. Subsequent adjustments to increase or decrease the carrying values to the ultimate liquidation values will be made only if and when it becomes probable that such a liquidation event will occur.

12.  CONVERTIBLE PREFERRED STOCK WARRANT

The Company has an outstanding convertible preferred stock warrant related to a 2013 debt financing (see Note 5) whereby the Company issued a warrant to purchase 43,103 shares of Series C convertible preferred stock. The convertible preferred stock warrant was recorded as a liability and is adjusted to fair value at each balance sheet date, with the change in fair value being recorded as a component of other income (expense), net in the statements of operations. Upon issuance, the fair value of the warrant was estimated to be $158 thousand. Due to the close proximity of the issuance date in December 2013 to the year end, no mark to market adjustment was recognized during the year ended December 31, 2013. The Company recorded a gain of $20 thousand related to the change in fair value of preferred stock warrant liability as part of other income (expense), net in the accompanying statements of operations for the year ended December 31, 2014.

VIEWRAY INCORPORATED

Notes to Financial Statements

The key terms of the outstanding convertible preferred stock warrant and the convertible preferred stock warrant liability at December 31, 2013 and 2014 were as follows (in thousands):

					Fair Value of Warrant
	Issuance Date	Expiration Date	Exercise Price per Share	Shares	December 31, 2013	December 31, 2014
Series C Warrant	December 2013	The later of December 2023 or five years after an IPO	$17.40	43,103	$158	$138

The Company used the Black-Scholes option-pricing model to estimate the fair value of the convertible preferred stock warrant with the following assumptions:

	December 31,
	2013	2014

Series C Warrant:
Expected term (in years)	2.0	5.3
Expected volatility	30.0%	30.0%
Risk-free interest rate	0.4%	1.7%
Expected dividend yield	0%	0%

13.  STOCK-BASED COMPENSATION

2008 Stock Option and Incentive Plan

The Company’s 2008 Stock Option and Incentive Plan, or the 2008 Plan, provides for the grant of stock and stock-based awards to employees, officers, directors, advisors and consultants, including stock options, nonqualified stock options, restricted stock awards, restricted stock units and stock appreciation rights. The purpose of the 2008 Plan is to promote the interests of the Company by providing the opportunity to purchase or receive shares or to receive compensation that is based upon appreciation in the value of the shares to eligible recipients, as defined, in order to attract and retain employees and provide additional incentive to work to increase the value of shares and a stake in the future of the Company. During 2008, the Company issued to an officer a stock option for 12,793 shares outside of the 2008 Plan with an exercise price of $2.40 per share which vested over three years. These options were unexercised and expired in September 2014. The compensation expense related to stock options outside of the 2008 Plan were insignificant during the years ended December 31, 2013 and 2014.

Options granted may be either incentive stock options or nonstatutory stock options. Incentive stock options may be granted to employees with exercise prices of no less than the fair value of the common stock on the grant date and nonstatutory options may be granted to employees or consultants at exercise prices of no less than 85% of the fair value of the common stock on the grant date, as determined by the board of directors. If, at the time of grant, the optionee owns stock representing more than 10% of the voting power of all classes of stock of the Company, a 10% shareholder, the exercise price must be at least 110% of the fair value of the common stock on the grant date as determined by the board of directors. Options become exercisable generally ratably over four years. Options granted under the 2008 Plan expire in 10 years from the date of grant, or five years from the date of grant for 10% shareholders.

VIEWRAY INCORPORATED

Notes to Financial Statements

A summary of the Company’s stock option activity and related information is as follows:

		Options Outstanding
	Shares Available for Grant	Number of Stock Options Outstanding	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
					(in thousands)
Balance at January 1, 2013	102,978	641,167	$2.11	7.7	$107
Additional shares authorized	793,164
Granted	(400,145)	400,145	2.11
Exercised	—	(492)	2.03
Cancelled	125,318	(125,318)	2.06

Balance at December 31, 2013	621,315	915,502	2.12	7.7	136
Granted	(552,265)	552,265	2.51
Exercised	—	(9,520)	2.19
Cancelled	30,148	(30,148)	2.21

Balance at December 31, 2014	99,198	1,428,099	$2.27	7.7	$8,356

Vested and exercisable at December 31, 2013		457,045	$2.14	6.4	$70
Vested and expected to vest at December 31, 2013		784,410	$2.12	7.4	$118
Vested and exercisable at December 31, 2014		799,236	$2.15	6.8	$4,770
Vested and expected to vest at December 31, 2014		1,269,840	$2.24	7.5	$7,464

The weighted-average grant date fair value of options granted to employees for the years ended December 31, 2013 and 2014 was $1.06 and $1.28 per share, respectively. The grant date fair value of options vested during the years ended December 31, 2013 and 2014 was $72 thousand and $339 thousand, respectively.

Aggregate intrinsic value represents the difference between the estimated fair value of the underlying common stock and the exercise price of outstanding, in-the-money options. The aggregate intrinsic value of options exercised was insignificant during the years ended December 31, 2013 and 2014.

At December 31, 2014, total unrecognized compensation cost related to stock-based awards granted to employees, net of estimated forfeitures, was $682 thousand, which is expected to be recognized over a weighted-average period of 2.9 years.

Determination of Fair Value

The determination of the fair value of stock options on the date of grant using an option-pricing model is affected by the estimated fair value of the Company’s common stock, as well as assumptions regarding a number of complex and subjective variables. The variables used to calculate the fair value

VIEWRAY INCORPORATED

Notes to Financial Statements

of stock options using the Black-Scholes option-pricing model include actual and projected employee stock option exercise behaviors, expected price volatility of the Company’s common stock, the risk-free interest rate and expected dividends. Each of these inputs is subjective and generally requires significant judgment to determine.

Fair Value of Common Stock

The fair value of the common stock underlying the stock-based awards was determined by the Company’s board of directors, with input from management and third-party valuations.

Expected Term

The expected term represents the period that the Company’s option awards are expected to be outstanding. The Company considers several factors in estimating the expected term of options granted, including the expected lives used by a peer group of companies within the Company’s industry that the Company considers to be comparable to its business and the historical option exercise behavior of its employees, which the Company believes is representative of future behavior.

Expected Volatility

As the Company does not have a trading history for its common stock, the expected stock price volatility for the Company’s common stock was estimated by taking the average historic price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the stock option grants. Industry peers consist of several public companies in the Company’s industry which were the same as the comparable companies used in the common stock valuation analysis. The Company intends to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of its own share price becomes available, or unless circumstances change such that the identified companies are no longer similar to the Company, in which case, more suitable companies whose share prices are publicly available would be used in the calculation.

Risk-Free Interest Rate

The risk-free interest rate is based on the zero coupon U.S. Treasury notes, with maturities similar to the expected term of the options.

Expected Dividend Yield

The Company does not anticipate paying any dividends in the foreseeable future and, therefore, uses an expected dividend yield of zero in the Black-Scholes option-valuation model.

In addition to the Black-Scholes assumptions discussed immediately above, the estimated forfeiture rate also has a significant impact on the related stock-based compensation. The forfeiture rate of stock options is estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and records stock-based compensation expense only for those awards that are expected to vest.

VIEWRAY INCORPORATED

Notes to Financial Statements

The fair value of employee stock options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	December 31,
	2013	2014
Expected term (in years)	6.2	5.7
Expected volatility	52.4%	50.7%
Risk-free interest rate	1.2%	1.8%
Expected dividend yield	0%	0%

Stock-Based Compensation Expense

Total stock-based compensation expense recognized in the Company’s statements of operations is classified as follows (in thousands):

	Year Ended December 31,
	2013	2014
Research and development	$29	$85
Selling and marketing	9	15
General and administrative	181	218

Total stock-based compensation expense	$219	$318

During the years ended December 31, 2013 and 2014, there were no stock-based compensation expenses capitalized as a component of inventory or recognized in cost of revenue. Stock-based compensation relating to stock-based awards granted to consultants was insignificant for the years ended December 31, 2013 and 2014.

14.  INCOME TAXES

The following reconciles the differences between income taxes computed at the federal income tax rate and the provision for income taxes:

	Year Ended December 31,
	2013	2014
Expected income tax benefit at the federal statutory rate	34.0%	34.0%
State taxes, net of federal benefit	1.5	3.7
Change in effective tax rate	0.0	1.3
Non-deductible items and other	(2.1)	0.4
Federal and state credits	2.0	1.2
Change in valuation allowance	(35.4)	(40.6)

Total	0.0%	0.0%

VIEWRAY INCORPORATED

Notes to Financial Statements

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The principal components of the Company’s net deferred tax assets consisted of the following at December 31, 2013 and 2014 (in thousands):

	Year Ended December 31,
	2013	2014
Net operating loss carryforwards	$33,248	$46,024
Research and development tax credits	2,041	2,441
Reserves and accruals	2,728	724
Other	376	2,948

Total deferred tax assets	38,393	52,137
Deferred tax asset valuation allowance	(38,393)	(52,137)

Net deferred tax assets	$–	$–

The Company maintains a valuation allowance related to its deferred tax asset position when management believes it is more likely than not that the net deferred tax assets will not be realized in the future. The Company’s valuation allowance increased by $13.7 million during the year ended December 31, 2014.

At December 31, 2014, the Company had federal net operating loss carryforwards of $125.3 million, which begin to expire in the year ended December 31, 2024, and a tax benefit of $1.5 million related to state net operating loss carryforwards, which begin to expire in the year ending December 31, 2019. The Company had federal research and development tax credit carryforwards of $2.4 million at the year ended December 31, 2014. These credits expire at various dates through the year ending December 31, 2024.

Under the provisions of the Internal Revenue Code, or IRC, net operating loss and credit carryforwards and other tax attributes may be subject to limitation if there has been a significant change in ownership of the Company, as defined by the IRC. The Company believes it has experienced at least one ownership change in the past. The Company is currently analyzing the tax impact of such ownership change on its federal net operating loss and credit carryforwards. Future owner or equity shifts, including an IPO, could result in limitations on net operating loss and credit carryforwards.

Because of the net operating loss and credit carryforwards, all of the Company’s federal tax returns and state returns since the year ended December 31, 2004 remain subject to federal and California examination.

The Company accounts for uncertain tax positions using a “more-likely-than-not” threshold. The evaluation of uncertain tax positions is based on factors including, but not limited to, changes in tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, new audit activity and changes in facts or circumstances related to a tax position. The Company evaluates these tax positions on an annual basis. In addition, the Company also accrues for potential interest and penalties related to unrecognized tax benefits in income tax expense. At December 31, 2013 and 2014, the Company had no unrecognized tax benefits.

VIEWRAY INCORPORATED

Notes to Financial Statements

15.  NET LOSS PER SHARE

The following table sets forth the computation of the Company’s basic and diluted net loss per share for the periods presented (in thousands, except share and per share data):

	Year Ended December 31,
	2013	2014
Net loss attributable to common stockholders	$(28,200)	$(33,791)

Weighted-average common shares used in computing net loss per share attributable to common stockholders, basic and diluted	274,064	299,938

Net loss per share attributable to common stockholders, basic and diluted	$(102.90)	$(112.66)

The following weighted-average common stock equivalents were excluded from the calculation of diluted net loss per share for the periods presented because including them would have had an anti-dilutive effect:

	Year Ended December 31,
	2013	2014
Convertible preferred stock (if converted)	7,025,745	8,429,713
Options to purchase common stock	940,880	1,266,119
Convertible preferred stock warrant (if converted)	1,889	43,103

The following table sets forth the computation of the Company’s unaudited pro forma basic and diluted net loss per share for the year ended December 31, 2014 (in thousands, except share and per share data):

Year Ended December 31, 2014
Net loss attributable to common stockholders	$(33,791)
Change in fair value of convertible preferred stock warrant liability	(20)

Pro forma net loss attributable to common stockholders	$(33,811)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	299,938
Pro forma adjustment to reflect assumed conversion of convertible preferred stock	8,429,713

Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted	8,729,651

Pro forma net loss per share attributable to common stockholders, basic and diluted	$(3.87)

VIEWRAY INCORPORATED

Notes to Financial Statements

16.  EMPLOYEE BENEFITS

The Company has a 401(k) Plan, 401(k) Plan, which covers its eligible employees. The 401(k) Plan permits the participants to defer a portion of their compensation in accordance with the provisions of Section 401(k) of the IRC. At its discretion, the Company can match a portion of the participants’ contributions or make profit-sharing contributions. There was no matching or profit-sharing contributions during the years ended December 31, 2013 or 2014.

17.  RELATED PARTY TRANSACTIONS

As discussed in Note 7, the Company pays a royalty to UFRF, a common stockholder, related to a licensing agreement.

18.  SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued.

In January 2015, the Company issued an aggregate of 54,591 shares of Series C convertible preferred stock to Itochu and another new investor at a price of $17.40 per share for a total gross consideration of $950 thousand (see Note 9).

In February 2015, the Company issued 862,068 shares of Series C convertible preferred stock to a new investor at a price of $17.40 per share for total gross consideration of $15.0 million (see Note 11). The new investor will have the right to appoint one director to serve on our board.

Prior to the effectiveness of the registration statement of which this prospectus is a part, the Company expects to effect a 1-for-7.25 reverse stock split of the Company’s then outstanding common stock and convertible preferred stock (collectively referred to as “Capital Stock”) and convertible preferred stock warrants, in which (i) each 7.25 shares of outstanding Capital Stock were combined into 1 share of Capital Stock; (ii) the number of outstanding options to purchase each Capital Stock was proportionately reduced on a 1-for-7.25 basis; (iii) number of shares reserved for future option grants under the 2008 Plan were proportionately reduced on a 1-for-7.25 basis; (iv) the exercise price of each such outstanding option was proportionately increased on a 1-for-7.25 basis; and (v) each 7.25 shares of outstanding convertible preferred stock warrant were combined into 1 share of convertible preferred stock warrant. All of the share and per share amounts have been adjusted, on a retroactive basis, to reflect this 1-for-7.25 reverse stock split (Notes 2, 5, 9, 10, 11, 12, 13 and 15).

4,000,000 Shares

Common Stock

PROSPECTUS

Cowen and Company	Stifel

Co-Managers

BTIG	Brean Capital

                    , 2015

Until                     , 2015, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discount, payable by the Registrant in connection with the sale of common stock being registered. All amounts are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the FINRA filing fee and The NASDAQ Global Market listing fee.

Item	Amount to be paid
SEC registration fee	$7,484
FINRA filing fee	9,470
The NASDAQ Global Market listing fee	125,000
Printing and engraving expenses	400,000
Legal fees and expenses	1,600,000
Accounting fees and expenses	1,025,000
Transfer agent fees and expenses	4,500
Miscellaneous expenses	228,546

Total	$3,400,000

Item 14. Indemnification of Directors and Officers.

As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and amended and restated bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

■	any breach of the director’s duty of loyalty to us or our stockholders;

■	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

■	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

■	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws provide that:

■	we may indemnify our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

■	we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

■	the rights provided in our amended and restated bylaws are not exclusive.

Our amended and restated certificate of incorporation, to be attached as Exhibit 3.2 hereto, and our amended and restated bylaws, to be attached as Exhibit 3.4 hereto, provide for the indemnification provisions described above and elsewhere herein. We intend to enter into separate indemnification agreements with our directors and officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements generally require us, among other things, to indemnify our directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also generally require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. In addition, we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of directors and officers for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

The form of Underwriting Agreement, to be attached as Exhibit 1.1 hereto, provides for indemnification by the underwriters of us and our officers who sign this Registration Statement and directors for specified liabilities, including matters arising under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

The following list sets forth information as to all securities we have sold since December 1, 2011, which were not registered under the Securities Act.

1.	In March 2012, we issued an aggregate of 1,546,472 shares of Series C convertible preferred stock at a price per share of $15.12 for aggregate gross consideration of $26.3 million to 18 accredited investors, which included 646,114 shares of Series C convertible preferred stock which were issued pursuant to the conversion of $10.3 million aggregate principal amount of convertible promissory notes.
2.	In November 2012, we issued an aggregate of 388,290 shares of Series D-1 convertible preferred stock at a price per share of $15.12 for aggregate gross consideration of $5.9 million to seven accredited investors. The shares of Series D-1 convertible preferred stock issued in November 2012 were exchanged for shares of Series B convertible preferred stock in our recapitalization.
3.	In February 2013, we amended and restated the Series D-1 convertible preferred stock purchase agreement to issue an additional 330,608 shares of Series D-1 convertible preferred stock at a price per share of $15.12 for aggregate gross consideration of $5.0 million to seven accredited investors. The shares of Series D-1 convertible preferred stock issued in February 2013 were exchanged for shares of Series B convertible preferred stock in our recapitalization.
4.	In May and June 2013, we issued an aggregate of 996,021 shares of Series D-2 convertible preferred stock at a price per share of $15.12 for aggregate gross consideration of $15.3 million to 27 accredited investors. The shares of Series D-2 convertible preferred stock issued in May and June 2013 were immediately exchanged for shares of Series B convertible preferred stock in our recapitalization.
5.	In November 2013, we issued an aggregate of 862,064 shares of Series C convertible preferred stock at a price per share of $17.40 for aggregate gross consideration of $15.0 million to eight accredited investors.

6.	In August and November 2014, we issued convertible promissory notes for an aggregate principal amount of $10.0 million to seven accredited investors.
7.	In December 2014 and January 2015, we issued an aggregate of 935,248 shares of Series C convertible preferred stock at a price per share of $17.40 for aggregate gross consideration of $16.3 million to 10 accredited investors, including the conversion of all outstanding principal and interest under the 2014 Notes into shares of Series C convertible preferred stock.
8.	In February 2015, we issued 862,068 shares of Series C convertible preferred stock at a price per share of $17.40 for gross consideration of $15.0 million to one accredited investor.
9.	We granted stock options and stock awards to employees, directors and consultants under the 2008 Stock Option and Incentive Plan covering an aggregate of 1,448,930 shares of common stock, at a weighted-average exercise price of $2.39 per share. Of these, options covering an aggregate of 308,954 shares were canceled without being exercised.
10.	We sold an aggregate of 63,825 shares of common stock to employees, directors and consultants for cash consideration in the aggregate amount of $142 thousand upon the exercise of stock options and stock awards.

We claimed exemption from registration under the Securities Act for the sale and issuance of securities in the transactions described in paragraphs (1)-(7) by virtue of Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act as transactions not involving any public offering. All of the purchasers of unregistered securities for which we relied on Section 4(2) and/or Regulation D represented that they were accredited investors as defined under the Securities Act. We claimed such exemption on the basis that (a) the purchasers in each case represented that they intended to acquire the securities for investment only and not with a view to the distribution thereof and that they either received adequate information about the Registrant or had access, through employment or other relationships, to such information and (b) appropriate legends were affixed to the stock certificates issued in such transactions.

We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraphs (8)-(9) above under Section 4(2) of the Securities Act, in that such sales and issuances did not involve a public offering, or under Rule 701 promulgated under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits. See the Exhibit Index attached to this Registration Statement, which is incorporated by reference herein.

(b) Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

1.	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.
2.	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 6 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Oakwood Village, Ohio, on this 23rd day of March, 2015.

VIEWRAY INCORPORATED

By:	/s/ Chris A. Raanes
Chris A. Raanes President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Amendment No. 6 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Chris A. Raanes Chris A. Raanes	President, Chief Executive Officer and Director (Principal Executive Officer)	March 23, 2015

/s/ D. David Chandler D. David Chandler	Chief Financial Officer (Principal Financial and Accounting Officer)	March 23, 2015

* Joshua Bilenker, M.D.	Director	March 23, 2015

* David Bonita, M.D.	Director	March 23, 2015

* Caley Castelein, M.D.	Director	March 23, 2015

* James F. Dempsey, Ph.D.	Director	March 23, 2015

* Mark S. Gold, M.D.	Director	March 23, 2015

* Aditya Puri	Director	March 23, 2015

Signature	Title	Date

* Peter Roemer, Ph.D.	Director	March 23, 2015

* Robert Weisskoff, Ph.D.	Director	March 23, 2015

Philip Yang	Director

*By:	/s/ D. David Chandler
D. David Chandler
Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description

1.1	Form of Underwriting Agreement.

3.1**	Amended and Restated Certificate of Incorporation, currently in effect.

3.1(a)**	Amended and Restated Certificate of Incorporation, effecting a stock split, to be in effect prior to the consummation of this offering.

3.2**	Form of Amended and Restated Certificate of Incorporation, to be in effect immediately prior to the consummation of this offering.

3.3**	Bylaws, currently in effect.

3.4**	Form of Amended and Restated Bylaws, to be in effect immediately prior to the consummation of this offering.

4.1	Reference is made to Exhibits 3.1 through 3.4.

4.2**	Form of Common Stock Certificate.

4.3**	Sixth Amended and Restated Investor Rights Agreement, dated as of November 18, 2013 by and among ViewRay Incorporated and certain investors named therein.

4.3(a)**	Amendment to Sixth Amended and Restated Investor Rights Agreement, dated as of February 18, 2015 by and among ViewRay Incorporated and certain investors named therein.

5.1	Opinion of Latham & Watkins LLP.

10.1(a)**	Office Lease, effective April 17, 2008, by and between Cleveland Industrial Portfolio, LLC and ViewRay Incorporated.

10.1(b)**	First Amendment to the Office Lease, effective April 16, 2013 by and between Cleveland Industrial Portfolio, LLC and ViewRay Incorporated.

10.1(c)**	Second Amendment to the Office Lease, effective August 13, 2014 by and between Cleveland Industrial Portfolio, LLC and ViewRay Incorporated.

10.2**	Office Lease, effective June 19, 2014, by and between BXP Research Park LP and ViewRay Incorporated.

10.3#**	Employment Agreement, effective January 18, 2013, by and between ViewRay Incorporated and Chris A. Raanes.

10.4#**	Offer Letter, dated October 13, 2010, by and between ViewRay Incorporated and D. David Chandler.

10.5#**	First Amended and Restated Offer Letter, dated October 6, 2010, by and between ViewRay Incorporated and James F. Dempsey, Ph.D.

10.6#**	Offer Letter, dated December 9, 2011, by and between ViewRay Incorporated and Michael Brandt.

10.7†**	Manufacturing and Supply Agreement, effective September 18, 2013, by and between ViewRay Incorporated and Japan Superconductor Technology, Inc.

10.8(a)†**	Development and Supply Agreement, effective May 29, 2008, by and between ViewRay Incorporated and Siemens Aktiengesellschaft, Healthcare Sector.

10.8(b)†**	Amendment No. 1 to the Development and Supply Agreement, effective December 1, 2009, by and between ViewRay Incorporated and Siemens Aktiengesellschaft, Healthcare Sector.

Exhibit Number	Description

10.8(c)†**	Amendment No. 2 to the Development and Supply Agreement, effective May 4, 2010, by and between ViewRay Incorporated and Siemens Aktiengesellschaft, Healthcare Sector.

10.8(d)†**	Amendment No. 3 to the Development and Supply Agreement, effective February 9, 2011, by and between ViewRay Incorporated and Siemens Aktiengesellschaft, Healthcare Sector.

10.8(e)†**	Amendment No. 4 to the Development and Supply Agreement, effective May 11, 2012, by and between ViewRay Incorporated and Siemens Aktiengesellschaft, Healthcare Sector.

10.8(f)†**	Amendment No. 5 to the Development and Supply Agreement, effective May 30, 2012, by and between ViewRay Incorporated and Siemens Aktiengesellschaft, Healthcare Sector.

10.8(g)†**	Amendment No. 6 to the Development and Supply Agreement, effective February 21, 2014, by and between ViewRay Incorporated and Siemens Aktiengesellschaft, Healthcare Sector.

10.9†**	Master Services Agreement, effective February 15, 2011, by and between ViewRay Incorporated and Siemens Aktiengesellschaft, Healthcare Sector.

10.10†**	Cobalt-60 Source Supply and Removal Agreement, effective December 19, 2013, by and between ViewRay Incorporated and Best Theratronics, Ltd.

10.11†**	Development and Supply Agreement, effective June 24, 2009, by and between ViewRay Incorporated and Manufacturing Sciences Corporation.

10.12(a)†**	Development and Supply Agreement, effective July 9, 2009, by and between ViewRay Incorporated and Tesla Engineering Limited.

10.12(b)†**	Amendment No. 1 to the Development and Supply Agreement, effective January 20, 2015, by and between ViewRay Incorporated and Tesla Engineering Limited.

10.13†**	Development and Supply Agreement, effective July 2, 2010, by and between ViewRay Incorporated and PEKO Precision Products, Inc.

10.14(a)†**	Amended and Restated Joint Development and Supply Agreement, effective May 15, 2008, by and between ViewRay Incorporated and 3D Line GmbH.

10.14(b)†**	Amendment No. 1 to the Amended and Restated Joint Development and Supply Agreement, effective August 13, 2008, by and between ViewRay Incorporated and Euromechanics Medical GmbH.

10.14(c)†**	Amendment No. 2 to the Amended and Restated Joint Development and Supply Agreement, effective November 27, 2009, by and between ViewRay Incorporated and Euromechanics Medical GmbH.

10.15†**	Development and Supply Agreement, effective June 1, 2010, by and between ViewRay Incorporated and Quality Electrodynamics, LLC.

10.16(a)†	Standard Exclusive License Agreement with Sublicensing Terms, effective December 15, 2004, by and between ViewRay Incorporated and the University of Florida Research Foundation, Inc.

10.16(b)†**	Amendment No. 1 to the Standard Exclusive License Agreement with Sublicensing Terms, effective December 6, 2007, by and between ViewRay Incorporated and the University of Florida Research Foundation, Inc.

10.17(a)†**	Loan and Security Agreement, effective December 16, 2013, by and among ViewRay Incorporated, Hercules Technology Growth Capital, Inc. and Hercules Technology III, L.P.

10.17(b)**	Warrant Agreement, effective December 16, 2013, by and between ViewRay Incorporated and Hercules Technology III, L.P.

Exhibit Number	Description

10.18(a)#**	ViewRay Incorporated 2008 Stock Incentive Plan and forms of agreement thereunder.

10.18(b)#**	Form of Incentive Stock Option and Reverse Vesting Agreement (Change of Control).

10.18(c)#**	Form of Incentive Stock Option and Reverse Vesting Agreement.

10.18(d)#**	Form of Nonstatutory Stock Option and Reverse Vesting Agreement.

10.19#**	Contingent Equity Agreement, effective January 8, 2008, by and among ViewRay Incorporated, James F. Dempsey, Ph.D., Russell S. Donda, Jim Carnall and William Wells.

10.20#**	ViewRay Incorporated 2015 Equity Incentive Award Plan.

10.21#**	Form of Indemnification Agreement for directors and executive officers.

10.22#**	Agreement, effective June 11, 2008, by and among ViewRay Incorporated, James F. Dempsey, Ph.D., William W. Wells, James D. Carnall and Russell S. Donda.

10.23#**	ViewRay Incorporated 2015 Employee Stock Purchase Plan.

23.1	Consent of independent registered public accounting firm.

23.2	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

24.1**	Power of Attorney. Reference is made to the signature page to the Registration Statement.

†	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been filed separately with the SEC.
#	Indicates management contract or compensatory plan.
**	Previously filed.